As filed with the Securities and Exchange Commission on April 13, 2017

Registration No. 333-216568

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PINNACLE FINANCIAL PARTNERS, INC.

(Exact Name of Registrant as Specified in its Charter)

Tennessee	6021	62-1812853
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

150 Third Avenue South

Suite 900

Nashville, Tennessee 37201

(615) 744-3700

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

M. Terry Turner

President and Chief Executive Officer

Pinnacle Financial Partners, Inc.

150 Third Avenue South

Suite 900

Nashville, Tennessee 37201

(615) 744-3700

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Richard D. Callicutt II President and Chief Executive Officer BNC Bancorp 3980 Premier Drive, Suite 210 High Point, North Carolina 27265 (336) 476-9200	D. Scott Holley, Esq. Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 37201 (615) 742-6200	Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 W. 52nd Street New York, New York 10019 (212) 403-1000	James W. Stevens, Esq. Troutman Sanders LLP 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308 (404) 885-3000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒		Accelerated filer	☐
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 13, 2017

Proxy Statement	Prospectus

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On January 22, 2017, Pinnacle Financial Partners, Inc., or Pinnacle, and BNC Bancorp, or BNC, entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of the two companies. Under the merger agreement, a wholly owned subsidiary of Pinnacle (which we refer to as “Merger Sub”) will merge with and into BNC, with BNC remaining as the surviving entity and becoming a wholly owned subsidiary of Pinnacle (which we refer to as the “merger”). Such surviving entity will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into Pinnacle, with Pinnacle remaining as the surviving entity (which we refer to as the “second step merger” and, together with the merger, as the “mergers”). Immediately following the completion of the second step merger, Bank of North Carolina, a North Carolina state bank and wholly owned subsidiary of BNC, will merge with and into Pinnacle Bank, a Tennessee state bank and wholly owned subsidiary of Pinnacle, with Pinnacle Bank as the surviving bank, in a transaction we refer to as the “bank merger.”

In the merger, each outstanding share of BNC common stock (except for specified shares of BNC common stock held by BNC, Pinnacle or Merger Sub) will be automatically converted into the right to receive 0.5235 shares of Pinnacle common stock (which we refer to as the “merger consideration”). Although the number of shares of Pinnacle common stock that each BNC shareholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Pinnacle common stock. Based on the 20-day trailing average closing price of Pinnacle’s common stock on the NASDAQ Stock Market, or the NASDAQ, as of January 20, 2017, the last trading day before public announcement of the merger, the exchange of BNC shares for shares of Pinnacle common stock (which we refer to as the “exchange ratio”) represented approximately $35.70 in value for each share of BNC common stock and approximately $1.9 billion in the aggregate. Based on the closing price of Pinnacle’s common stock on January 20, 2017, the last trading day before public announcement of the merger, the exchange ratio represented approximately $33.14 in value for each share of BNC common stock and approximately $1.75 billion in the aggregate; the closing price of BNC’s common stock on January 20, 2017 was $33.20. Based on the closing price of Pinnacle’s common stock on [            ], 2017 of $[            ], the merger consideration represented approximately $[            ] in value for each share of BNC common stock and approximately $[            ] billion in the aggregate. We urge you to obtain current market quotations for Pinnacle (trading symbol “PNFP”) and BNC (trading symbol “BNCN”).

Based on the exchange ratio and the number of shares of BNC common stock outstanding as of [            ], 2017, Pinnacle currently expects to issue approximately [            ] shares upon the completion of the merger. However, an increase or decrease in the number of outstanding shares of BNC common stock prior to the completion of the merger could cause the actual number of shares issued upon completion to change.

BNC and Pinnacle will each hold a special meeting of their shareholders in connection with the mergers. BNC shareholders will be asked to vote to approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger, and approve related matters, as described in the attached joint proxy statement/prospectus. Approval and adoption of the merger agreement requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of BNC voting common stock. Pinnacle shareholders will be asked to vote to approve the issuance of the shares of Pinnacle common stock in connection with the merger and approve a related matter. Approval of the issuance of the shares of Pinnacle common stock in connection with the merger requires that the votes cast in favor of the proposal exceed the votes cast opposing the proposal.

Holders of shares of BNC’s non-voting common stock are not entitled to and are not requested to vote at the BNC special meeting.

The special meeting of Pinnacle shareholders will be held on [            ], 2017 at Pinnacle’s headquarters at 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, at [            ] Central Time. The special meeting of BNC shareholders will be held on [            ], 2017 at [            ], at [            ] Eastern Time.

The BNC board of directors unanimously recommends that BNC shareholders vote “FOR” the approval and adoption of the merger agreement and “FOR” the other matters to be considered at the BNC special meeting.

The Pinnacle board of directors unanimously recommends that Pinnacle shareholders vote “FOR” the issuance of shares of Pinnacle common stock in connection with the merger and “FOR” the other matters to be considered at the Pinnacle special meeting.

The attached joint proxy statement/prospectus describes the special meeting of Pinnacle, the special meeting of BNC, the mergers, the documents related to the mergers, and other related matters. Please carefully read the entire joint proxy statement/prospectus, including “Risk Factors” beginning on page 35, for a discussion of the risks relating to the proposed mergers. You also can obtain information about Pinnacle and BNC from documents that each has filed with the Securities and Exchange Commission.

M. Terry Turner President and Chief Executive Officer Pinnacle Financial Partners, Inc.	Richard D. Callicutt II President and Chief Executive Officer BNC Bancorp

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the mergers or passed upon the adequacy or accuracy of the accompanying joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Pinnacle or BNC and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of the accompanying joint proxy statement/prospectus is [            ], 2017, and it is first being mailed or otherwise delivered to the shareholders of Pinnacle and BNC on or about [            ], 2017.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Pinnacle Financial Partners, Inc.:

Pinnacle Financial Partners, Inc. (which we refer to as “Pinnacle”) will hold a special meeting of Pinnacle shareholders at [            ] Central Time, on [            ], 2017, at Pinnacle’s headquarters at 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201 (which we refer to as the “Pinnacle special meeting”) to consider and vote upon the following matters:

•	a proposal to approve the issuance of shares of Pinnacle common stock in connection with the merger as contemplated by the Agreement and Plan of Merger, dated as of January 22, 2017, as such agreement may be amended from time to time (which we refer to as the “merger agreement”), by and among Pinnacle, BNC Bancorp and Blue Merger Sub, Inc., a copy of which is attached to the enclosed joint proxy statement/prospectus as Annex A (which we refer to as the “Pinnacle share issuance proposal”); and

•	a proposal to approve one or more adjournments of the Pinnacle special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Pinnacle share issuance proposal (which we refer to as the “Pinnacle adjournment proposal”).

We have fixed the close of business on [                    ], 2017 as the record date for the Pinnacle special meeting. Only Pinnacle shareholders of record at that time are entitled to notice of, and to vote at, the Pinnacle special meeting, or any postponement or adjournment of the Pinnacle special meeting. Approval of the Pinnacle share issuance proposal requires that the votes cast in favor of the proposal exceed the votes cast opposing the proposal. Approval of the Pinnacle adjournment proposal requires that the votes cast in favor of the proposal exceed the votes cast opposing the proposal.

The Pinnacle board of directors has approved the mergers, the merger agreement and the issuance of Pinnacle common stock contemplated thereby, has determined that the merger agreement and the transactions contemplated thereby, including the mergers, the bank merger and the share issuance, are advisable and in the best interests of Pinnacle and its shareholders, and unanimously recommends that Pinnacle shareholders vote “FOR” the Pinnacle share issuance proposal and “FOR” the Pinnacle adjournment proposal.

Your vote is very important. We cannot complete the merger unless Pinnacle’s shareholders approve the issuance of shares of Pinnacle common stock as contemplated by the merger agreement.

Each copy of the joint proxy statement/prospectus mailed to Pinnacle shareholders is accompanied by a form of proxy card with instructions for voting. Regardless of whether you plan to attend the Pinnacle special meeting, please vote as soon as possible by accessing the Internet site listed on the Pinnacle proxy card, by voting telephonically using the phone number listed on the Pinnacle proxy card or by submitting your proxy card by mail. If you hold stock in your name as a shareholder of record of Pinnacle, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the record holder. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any shareholder of record of Pinnacle common stock who is present at the Pinnacle special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the Pinnacle special meeting in the manner described in the accompanying joint proxy statement/prospectus. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

The enclosed joint proxy statement/prospectus provides a detailed description of the Pinnacle special meeting, the mergers, the documents related to the mergers, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Hugh M. Queener
Secretary Pinnacle Financial Partners, Inc.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of BNC Bancorp:

NOTICE IS HEREBY GIVEN that BNC Bancorp (which we refer to as “BNC”) will hold a special meeting of shareholders at [            ] Eastern Time, on [                    ], 2017, at [            ] (which we refer to as the “BNC special meeting”) to consider and vote upon the following matters:

•	a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 22, 2017, by and among Pinnacle Financial Partners, Inc. (which we refer to as “Pinnacle”), BNC and Blue Merger Sub, Inc. (which we refer to as “Merger Sub”), as such agreement may be amended from time to time, a copy of which is attached to the enclosed joint proxy statement/prospectus as Annex A (which we refer to as the “BNC merger proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of BNC may receive in connection with the merger pursuant to existing agreements or arrangements with BNC (which we refer to as the “BNC compensation proposal”); and

•	a proposal to approve one or more adjournments of the BNC special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the BNC merger proposal (which we refer to as the “BNC adjournment proposal”).

The BNC board of directors has fixed the close of business on [                    ], 2017 as the record date for the BNC special meeting. Only BNC shareholders of record at that time are entitled to notice of, and only holders of BNC voting common stock of record at that time are entitled to vote at, the BNC special meeting, or any adjournment or postponement of the BNC special meeting. Approval of the BNC merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of BNC voting common stock. Approval of the BNC compensation proposal requires that the votes cast in favor of the proposal at the BNC special meeting exceed the votes cast opposing the proposal at the BNC special meeting. Approval of the BNC adjournment proposal requires that the votes cast in favor of the proposal at the BNC special meeting exceed the votes cast opposing the proposal at the BNC special meeting.

The BNC board of directors has approved and adopted the merger agreement, has determined that the transactions contemplated by the merger agreement, including the mergers and the bank merger, each on the terms and conditions set forth in the merger agreement, are in the best interests of BNC and its shareholders and unanimously recommends that BNC shareholders vote “FOR” the BNC merger proposal, “FOR” the BNC compensation proposal and “FOR” the BNC adjournment proposal.

Your vote is very important. We cannot complete the merger unless BNC’s shareholders approve the BNC merger proposal.

Each copy of the joint proxy statement/prospectus mailed to BNC shareholders is accompanied by a form of proxy card with instructions for voting. Regardless of whether you plan to attend the BNC special meeting, please vote as soon as possible by accessing the Internet site listed on the BNC proxy card, by voting telephonically using the phone number listed on the BNC proxy card or by submitting your proxy card by mail. If you hold stock in your name as a shareholder of record of BNC and are voting by mail, please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the record holder. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any shareholder of record of BNC entitled to vote at the BNC special meeting who is present at the BNC special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the BNC special meeting in the manner described in the accompanying joint proxy statement/prospectus. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

The enclosed joint proxy statement/prospectus provides a detailed description of the BNC special meeting, the mergers, the documents related to the mergers, and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Richard D. Callicutt II
President and Chief Executive Officer
BNC Bancorp

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Pinnacle and BNC from other documents that they file with the Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus. You can obtain copies of this joint proxy statement/prospectus and any of the documents incorporated by reference into this joint proxy statement/prospectus at no cost by requesting them in writing or by telephone from the appropriate company at the following addresses:

Pinnacle Financial Partners, Inc.	BNC Bancorp
150 Third Avenue South, Suite 900	3980 Premier Drive, Suite 210
Nashville, Tennessee 37201	High Point, North Carolina 27265
Attention: Harold R. Carpenter	Attention: Investor Relations
(615) 744-3700	(336) 869-9200

To obtain timely delivery of these documents, you must request them no later than five business days before the date of your special meeting. This means that Pinnacle shareholders requesting documents must do so by [                    ], 2017, in order to receive them before the Pinnacle special meeting, and BNC shareholders requesting documents must do so by [                    ], 2017, in order to receive them before the BNC special meeting.

You may also obtain these documents at no cost at the SEC’s website (www.sec.gov) and you may obtain certain of these documents at Pinnacle’s website (www.pnfp.com) by selecting the tab entitled “Investor Relations” under the tab “About Pinnacle” and then the tab entitled “SEC Filings” or at BNC’s website (www.bncbanking.com) by selecting the link entitled “Investor Relations” and then the tab entitled “SEC Filings”. Information contained on, or accessible from, Pinnacle’s website or BNC’s website is expressly not incorporated by reference into this joint proxy statement/prospectus, and you should not consider it part of this joint proxy statement/prospectus.

For a more detailed description of the information incorporated by reference in the enclosed joint proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 152 of this joint proxy statement/prospectus.

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Pinnacle (File No. 333-216568), constitutes a prospectus of Pinnacle under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the shares of common stock, par value $1.00 per share, of Pinnacle (which we refer to as “Pinnacle common stock”), to be issued pursuant to the Agreement and Plan of Merger, dated as of January 22, 2017, by and among Pinnacle, BNC and Merger Sub, as it may be amended from time to time (which we refer to as the “merger agreement”). This document also constitutes a proxy statement of each of Pinnacle and BNC under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Pinnacle shareholders and a notice of meeting with respect to the special meeting of BNC shareholders.

You should rely only on the information contained in, incorporated by reference into, or provided with this document. No one has been authorized to provide you with information that is different from that contained in, incorporated by reference into, or provided with this document. This document is dated [                    ], 2017, and you should not assume that the information in this document is accurate as of any date other than such date. You should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of such incorporated document. Neither the mailing of this document to BNC shareholders or Pinnacle shareholders, nor the issuance by Pinnacle of shares of common stock in connection with the mergers, will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding BNC has been provided by BNC and information contained in this document regarding Pinnacle has been provided by Pinnacle.

ii

iii

QUESTIONS AND ANSWERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the mergers, the merger agreement, the Pinnacle special meeting, and the BNC special meeting. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers, the merger agreement, the Pinnacle special meeting or the BNC special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 152.

About the Mergers

Q:	What are the mergers?

A:	Pinnacle, BNC and Merger Sub entered into the merger agreement on January 22, 2017. Under the terms of the merger agreement, Merger Sub will merge with and into BNC, with BNC remaining as the surviving entity and becoming a wholly owned subsidiary of Pinnacle (which we refer to as the “merger”). The surviving entity of the merger will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into Pinnacle (which we refer to as the “second step merger” and, together with the merger, as the “mergers”). Immediately following the completion of the second step merger, Bank of North Carolina (which we refer to as “BNC Bank”), a North Carolina state bank and wholly owned bank subsidiary of BNC, will merge with and into Pinnacle Bank, a Tennessee state bank and wholly owned bank subsidiary of Pinnacle, with Pinnacle Bank continuing as the surviving bank (which we refer to as the “bank merger”). A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

BNC has two classes of outstanding common stock: voting common stock, no par value (which we refer to as “BNC voting common stock”) and non-voting common stock, no par value (which we refer to as “BNC non-voting common stock,” and together with BNC voting common stock, “BNC common stock”). If the merger is completed, BNC shareholders will receive 0.5235 shares of Pinnacle common stock, par value $1.00 per share (which we refer to as “Pinnacle common stock”), for each share of BNC common stock they hold immediately prior to the merger. Pinnacle will not issue any fractional shares of Pinnacle common stock in the merger. In lieu of the issuance of any such fractional share, Pinnacle will pay to each former shareholder of BNC who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) based on the Pinnacle share closing price, as defined and further discussed below. As a result of the foregoing, based on the number of shares of Pinnacle and BNC common stock outstanding as of [                    ], 2017, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, we expect that BNC shareholders as of immediately prior to the closing of the merger will hold, in the aggregate, approximately [    ]% of the issued and outstanding shares of Pinnacle common stock immediately following the closing of the merger (without giving effect to any shares of Pinnacle common stock held by BNC shareholders prior to the merger).

The merger cannot be completed unless, among other things, BNC shareholders approve their proposal to approve and adopt the merger agreement and Pinnacle shareholders approve their proposal to approve the issuance of shares of Pinnacle common stock in connection with the merger.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	We are delivering this document to you because it is a joint proxy statement being used by both Pinnacle’s and BNC’s boards of directors to solicit proxies of their respective shareholders in connection with the approval and adoption of the merger agreement, the issuance of shares of Pinnacle common stock, and related matters.

In order to approve the issuance of shares of Pinnacle common stock, Pinnacle has called a special meeting of its shareholders. This document serves as a proxy statement for the Pinnacle special meeting and describes the proposals to be presented at the Pinnacle special meeting. BNC has also called a special meeting of its shareholders to approve and adopt the merger agreement and approve related matters. This document serves as a proxy statement for the BNC special meeting and describes the proposals to be presented at the BNC special meeting. Holders of BNC non-voting common stock are not entitled to, and are not requested to, vote at the BNC special meeting. Finally, this document is also a prospectus that is being delivered to BNC shareholders because, in connection with the mergers, Pinnacle is offering shares of its common stock to BNC shareholders.

This joint proxy statement/prospectus contains important information about the mergers, the merger agreement and the other proposals being voted on at the Pinnacle and BNC special meetings and important information to consider in connection with an investment in Pinnacle common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your special meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will BNC shareholders receive in the merger?

A:	If the merger is completed, BNC shareholders will receive 0.5235 shares (which we refer to as the “exchange ratio”) of Pinnacle common stock (which we refer to as the “merger consideration”) for each share of BNC common stock held immediately prior to the merger. Pinnacle will not issue any fractional shares of Pinnacle common stock in the merger. In lieu of the issuance of any such fractional share, Pinnacle will pay to each former shareholder of BNC who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing prices of Pinnacle common stock on the NASDAQ Global Select Market (which we refer to as the “NASDAQ”), or such other securities market or stock exchange on which Pinnacle common stock then principally trades, for the ten trading days ending on the trading day immediately preceding the closing date of the merger (which we refer to as the “Pinnacle share closing price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Pinnacle common stock that such shareholder would otherwise be entitled to receive pursuant to the merger agreement.

Q:	What will Pinnacle shareholders receive in the merger?

A:	If the merger is completed, Pinnacle shareholders will not receive any merger consideration and will continue to hold the shares of Pinnacle common stock that they currently hold. Following the merger, shares of Pinnacle common stock will continue to be traded on the NASDAQ under the symbol “PNFP.”

Q:	How will the merger affect BNC options?

A:	At the effective time of the merger (which we refer to as the “effective time”), each outstanding option to purchase shares of BNC common stock issued pursuant to BNC’s equity-based compensation plans, whether vested or unvested, will become fully vested and cancelled and converted automatically into the right to receive an amount in cash equal to the product of (i) the excess, if any, of (x) the Pinnacle share closing price multiplied by the exchange ratio over (y) the exercise price of each such option and (ii) the number of shares of BNC common stock subject to each such option to the extent not previously exercised.

Q:	How will the merger affect BNC restricted stock and restricted stock units?

A:

At the effective time, each outstanding restricted stock unit award in respect of shares of BNC common stock (each, a “BNC RSU award”) granted under BNC’s equity-based compensation plans, whether vested or unvested, and each outstanding award of shares of BNC common stock subject to vesting, repurchase or other lapse restriction (each, a “BNC restricted stock award”) granted under BNC’s equity-based compensation plans prior to December 31, 2016, whether vested or unvested, will fully vest and be cancelled and converted into the right to receive the merger consideration in respect of each share of BNC common stock underlying each such award.

At the effective time, each outstanding BNC restricted stock award granted on or after December 31, 2016 will be converted into a restricted stock award relating to shares of Pinnacle common stock, with the same terms and conditions as were applicable under such award, and relating to the number of shares of Pinnacle common stock, determined by multiplying (i) the number of shares of BNC common stock subject to such BNC restricted stock award immediately prior to the effective time by (ii) the exchange ratio.

Q:	When do you expect to complete the merger?

A:	Pinnacle and BNC expect to complete the merger late in the second quarter or early in the third quarter of 2017. However, neither Pinnacle nor BNC can assure you of when or if the merger will be completed. Pinnacle must obtain the approval of Pinnacle shareholders for the issuance of shares of Pinnacle common stock at its special meeting, and BNC must obtain the approval of BNC shareholders to approve and adopt the merger agreement at its special meeting. Pinnacle and BNC must also satisfy certain other closing conditions under the terms of the merger agreement.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:	Yes. Although the exchange ratio is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value of Pinnacle common stock. Any fluctuation in the market price of Pinnacle common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Pinnacle common stock that BNC shareholders will receive.

Q:	What are the U.S. federal income tax consequences of the merger to BNC shareholders?

A:	The mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). It is a condition to the obligation of BNC to effect the merger that BNC receive a written opinion from Troutman Sanders LLP, counsel to BNC, dated as of the closing date of the merger to the effect that for U.S. federal income tax purposes the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Pinnacle to effect the merger that Pinnacle receive a written opinion from Bass, Berry & Sims PLC, counsel to Pinnacle, dated as of the closing date of the merger to the effect that for U.S. federal income tax purposes the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Accordingly, a U.S. holder (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers”) of BNC common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of BNC common stock for shares of Pinnacle common stock in the merger, except with respect to cash received in lieu of a fractional share of Pinnacle common stock.

Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 124 for a description of the material U.S. federal income tax consequences of the mergers.

The United States federal income tax consequences described above may not apply to all holders of BNC common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the mergers to you.

Q:	Are BNC shareholders entitled to dissenters’ rights?

A:	No. Under the North Carolina Business Corporation Act, holders of BNC common stock are not entitled to dissent from the merger agreement and exercise appraisal rights in connection with the merger or the other transactions contemplated by the merger agreement.

Q:	If I am a BNC shareholder, should I send in my BNC stock certificate(s) now?

A:	No. Please do not send in your BNC stock certificates with your proxy. After the merger, an exchange agent will send you instructions for exchanging BNC stock certificates for the merger consideration. If you have certificates evidencing your shares of BNC common stock, you will need to complete and return the letter of transmittal and follow the instructions in the letter of transmittal for delivery of the certificates with their completed forms to the exchange agent. See “The Merger Agreement—Exchange of Certificates in the Merger” on page 108.

Q:	Who is the exchange agent for the mergers?

A:	Computershare Trust Company, N.A. is the exchange agent for the mergers.

Q:	If I’ve lost my BNC stock certificate(s), can I receive the merger consideration?

A:	Yes. However, you will have to provide an affidavit attesting to the fact that you lost your BNC stock certificate(s). Additionally, you may have to give Pinnacle or the exchange agent a bond in an amount determined by Pinnacle or the exchange agent in order to indemnify Pinnacle against a loss in the event someone finds or has your lost certificate(s) and is able to transfer such certificate(s). To avoid these measures, you should do everything you can to find your lost certificate(s) before the time comes to send it in.

Q:	Where will my shares of Pinnacle common stock that I receive as a result of the merger be listed?

A:	Shares of Pinnacle’s common stock issued in the merger will be listed on the NASDAQ and will trade under the symbol “PNFP”.

About the Special Meetings

Q:	What are Pinnacle shareholders being asked to vote on at the Pinnacle special meeting?

A:	Pinnacle is soliciting proxies from its shareholders with respect to the following proposals:

•	a proposal to approve the issuance of shares of Pinnacle common stock in connection with the merger as contemplated by the merger agreement (which we refer to as the “Pinnacle share issuance proposal”); and

•	a proposal to approve one or more adjournments of the Pinnacle special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Pinnacle share issuance proposal (which we refer to as the “Pinnacle adjournment proposal”).

Q:	What are holders of BNC voting common stock being asked to vote on at the BNC special meeting?

A:	BNC is soliciting proxies from the holders of shares of its voting common stock with respect to the following proposals:

•	a proposal to approve and adopt the merger agreement (which we refer to as the “BNC merger proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of BNC may receive in connection with the merger pursuant to existing agreements or arrangements with BNC (which we refer to as the “BNC compensation proposal”); and

•	a proposal to approve one or more adjournments of the BNC special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the BNC merger proposal (which we refer to as the “BNC adjournment proposal”).

Q:	Who can vote at the Pinnacle special meeting?

A:	All shareholders of record of Pinnacle common stock as of the close of business on [ ], 2017, the record date for the Pinnacle special meeting, are entitled to receive notice of, and to vote at, the Pinnacle special meeting, or any postponement or adjournment thereof, in accordance with Tennessee law.

Q:	Who can vote at the BNC special meeting?

A:	All shareholders of record of BNC voting common stock as of the close of business on [ ], 2017, the record date for the BNC special meeting, are entitled to receive notice of, and to vote at, the BNC special meeting, or any postponement or adjournment thereof, in accordance with North Carolina law.

Q:	How does the Pinnacle board of directors recommend that I vote at the Pinnacle special meeting?

A:	The Pinnacle board of directors unanimously recommends that you vote “FOR” the Pinnacle share issuance proposal and “FOR” the Pinnacle adjournment proposal.

In addition, members of Pinnacle’s board of directors and executive officers who collectively beneficially own and have the power to vote approximately [        ]% of Pinnacle’s common stock have entered into agreements with BNC in which they have agreed, among other things, to vote their shares of Pinnacle common stock in favor of the Pinnacle share issuance proposal and the Pinnacle adjournment proposal.

Q:	How does the BNC board of directors recommend that I vote at the BNC special meeting?

A:	The BNC board of directors unanimously recommends that you vote “FOR” the BNC merger proposal, “FOR” the BNC compensation proposal, and “FOR” the BNC adjournment proposal.

In addition, Aquiline BNC Holdings LLC, an institutional shareholder of BNC that beneficially owns and has the power to vote approximately [        ]% of BNC’s voting common stock, and members of BNC’s board of directors and executive officers who collectively beneficially own and have the power to vote approximately [        ]% of BNC’s voting common stock have entered into agreements with Pinnacle in which they have agreed, among other things, to vote their shares of BNC voting common stock in favor of the BNC merger proposal, the BNC compensation proposal and the BNC adjournment proposal.

Q:	Why am I being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements for BNC’s named executive officers in connection with the merger?

A:	Under the rules of the SEC, BNC is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q:	What will happen if BNC shareholders do not approve the merger-related compensation of BNC’s named executive officers?

A:

Approval of the compensation that may be paid or become payable to BNC’s named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on BNC, the surviving corporation in the merger, or Pinnacle following the mergers. If the merger is completed, the merger-related compensation will be paid to BNC’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements, and the outcome of the advisory (non-binding) vote will not affect BNC or Pinnacle’s obligations to make these payments even if BNC shareholders do not approve, by advisory (non-binding) vote, the proposal.

Q:	Do any of BNC’s directors or executive officers have interests in the merger that may differ from those of BNC shareholders?

A:	BNC’s directors and executive officers have interests in the merger that are different from, or in addition to, those of BNC shareholders generally. The members of BNC’s board of directors were aware of and considered these interests, among other matters, in evaluating the merger agreement and the merger, and in recommending that BNC shareholders approve and adopt the merger agreement. For a description of these interests, refer to the section entitled “Interests of BNC’s Directors and Executive Officers in the Merger” beginning on page 97 of this joint proxy statement/prospectus.

Q:	When and where are the special meetings?

A:	The Pinnacle special meeting will be held at Pinnacle’s headquarters at 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201 on [ ], 2017, at [ ] Central Time.

The BNC special meeting will be held at [                    ] on [                    ], 2017, at [            ] Eastern Time.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Pinnacle special meeting and/or BNC special meeting, as applicable. If you are a shareholder of both Pinnacle and BNC, you will need to vote your Pinnacle and BNC shares separately and to submit a separate proxy card to each company. If you hold your shares in your name as a shareholder of record, you must complete, sign, date, and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your shares in “street name” through a bank, broker or other holder of record, you must direct your bank, broker or other holder of record how to vote in accordance with the instructions you have received from your bank, broker or other holder of record. “Street name” shareholders who wish to vote in person at the Pinnacle special meeting or BNC special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:	What constitutes a quorum for the Pinnacle special meeting?

A:	The presence at the Pinnacle special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Pinnacle common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the BNC special meeting?

A:	The presence at the BNC special meeting, in person or by proxy, of holders of a majority of the outstanding shares of BNC voting common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal at the Pinnacle special meeting?

A:	Pinnacle share issuance proposal:

•	Standard: Approval of the Pinnacle share issuance proposal requires that the votes cast in favor of the proposal at the Pinnacle special meeting exceed the votes cast opposing the proposal at the Pinnacle special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Pinnacle special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Pinnacle share issuance proposal, so long as a quorum is present, it will have no effect on the proposal.

Pinnacle adjournment proposal:

•	Standard: Approval of the Pinnacle adjournment proposal requires that the votes cast in favor of the proposal at the Pinnacle special meeting exceed the votes cast opposing the proposal at the Pinnacle special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Pinnacle special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Pinnacle adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Q:	What is the vote required to approve each proposal at the BNC special meeting?

A:	BNC merger proposal:

•	Standard: Approval of the BNC merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of BNC voting common stock.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank, broker or other nominee with respect to the BNC merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

BNC compensation proposal:

•	Standard: Approval, on an advisory (non-binding) basis, of the BNC compensation proposal requires that the votes cast in favor of the proposal at the BNC special meeting exceed the votes cast opposing the proposal at the BNC special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the BNC special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the BNC compensation proposal, so long as a quorum is present, it will have no effect on the proposal.

BNC adjournment proposal:

•	Standard: Whether or not a quorum is present, approval of the BNC adjournment proposal requires that the votes cast in favor of the proposal at the BNC special meeting exceed the votes cast opposing the proposal at the BNC special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the BNC special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the BNC adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for Pinnacle or BNC to obtain the necessary quorum to hold their special meetings. In addition, if you are a BNC shareholder, your abstention, your failure to submit a proxy or vote in person, or failure to instruct your bank, broker or other nominee how to vote will have the same effect as a vote “AGAINST” the BNC merger proposal.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:	No. Your bank, broker or other nominee cannot vote your shares without instructions from you.

If you hold your shares in “street name” through a bank, broker or other holder of record, you should have received access to this proxy material from your bank, broker or other holder of record with instructions on how to instruct the holder of record to vote your shares. Please follow the voting instructions provided by the bank, broker or other holder of record. You may not vote shares held in street name by returning a proxy card directly to Pinnacle or BNC, or by voting in person at the Pinnacle special meeting or the BNC special meeting, unless you provide a “legal proxy,” which you must obtain from your bank, broker or other holder of record. Further, banks, brokers or other holders of record who hold shares of Pinnacle common stock or BNC common stock on behalf of their customers may not give a proxy to Pinnacle or BNC to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers and other holders of record do not have discretionary voting power on these matters. If you are a BNC “street name” shareholder, failure to instruct your bank, broker or other holder of record how to vote will have the same effect as a vote “AGAINST” the BNC merger proposal.

Q:	Can I attend the Pinnacle and BNC special meetings and vote my shares in person?

A:	Yes. All shareholders of Pinnacle and BNC, including holders of record and holders who hold their shares through banks, brokers or any other holder of record, are invited to attend their respective special meetings. Holders of record of Pinnacle common stock and BNC voting common stock can vote in person at the Pinnacle special meeting and BNC special meeting, respectively. If you are not a holder of record (i.e., if your shares are held for you in “street name”), you must obtain a legal proxy, executed in your favor, from the record holder of your shares, such as a bank, broker or other holder of record, to be able to vote in person at the meetings. If you plan to attend your meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. Pinnacle and BNC reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. Whether or not you intend to be present at the Pinnacle special meeting or the BNC special meeting, you are urged to sign, date, and return your proxy card, or to vote via the Internet or by telephone, promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting by ballot at the Pinnacle special meeting or the BNC special meeting, as applicable.

Q:	Can I change my vote?

A:	Pinnacle shareholders: Yes. If you are a holder of record of Pinnacle common stock, you may change your vote at any time before your shares are voted at the Pinnacle special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Pinnacle’s corporate secretary, (3) attending the Pinnacle special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting, or (4) voting by telephone or the Internet at a later time. Attendance at the Pinnacle special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by Pinnacle after the vote will not affect the vote. Pinnacle’s corporate secretary’s mailing address is: 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank, broker or other holder of record, you should contact your bank, broker or other holder of record to change your vote.

BNC shareholders: Yes. If you are a holder of record of BNC voting common stock, you may change your vote at any time before your shares are voted at the BNC special meeting by: (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to BNC’s corporate secretary, (3) attending the BNC special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting, or (4) voting by telephone or the Internet at a later time. Attendance at the BNC special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by BNC after the vote will not affect the vote. BNC’s corporate secretary’s mailing address is: 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank, broker or other holder of record, you should contact your bank, broker or other holder of record to change your vote.

Q:	Will Pinnacle be required to submit the Pinnacle share issuance proposal to its shareholders even if the Pinnacle board of directors has withdrawn, modified, or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the Pinnacle special meeting, Pinnacle is required to submit the Pinnacle share issuance proposal to its shareholders even if the Pinnacle board of directors has withdrawn, modified or qualified its recommendation.

Q:	Will BNC be required to submit the BNC merger proposal to its shareholders even if the BNC board of directors has withdrawn, modified, or qualified its recommendation?

A:	Yes. Unless the merger agreement is terminated before the BNC special meeting, BNC is required to submit the BNC merger proposal to its shareholders even if the BNC board of directors has withdrawn, modified or qualified its recommendation.

Q:	What should I do if I receive more than one set of voting materials?

A:	Pinnacle and BNC shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Pinnacle common stock and/or BNC voting common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Pinnacle common stock or BNC voting common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Pinnacle common stock and BNC voting common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date, and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Pinnacle common stock and/or BNC voting common stock that you own.

Q:	What happens if I sell my shares before the Pinnacle or BNC special meetings?

A:	The record date for each of the Pinnacle and BNC special meetings is earlier than both the dates of the respective special meetings and the effective time. If you transfer your shares of Pinnacle common stock or BNC voting common stock, as applicable, after the respective record date but before the respective special meeting, you will, unless the transferee requests a proxy from you, retain your right to vote at the Pinnacle or BNC special meeting, as applicable, but if you are a BNC shareholder you will transfer the right to receive the merger consideration to the person to whom you transfer your shares. In order to receive the merger consideration, you must hold your shares at the effective time.

Q:	What are the conditions to completion of the merger?

A:

In addition to the approval of the Pinnacle share issuance proposal by Pinnacle shareholders and the approval of the BNC merger proposal by BNC shareholders, as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including the receipt of all required regulatory approvals and expiration or termination of all statutory waiting periods in respect thereof, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Pinnacle’s and BNC’s performance of their respective obligations under the merger agreement in all material respects and each of Pinnacle’s and BNC’s receipt of a tax opinion to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 110 of this joint proxy statement/prospectus.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed, BNC shareholders will not receive any consideration for their shares of BNC common stock in connection with the merger. Instead, BNC will remain an independent, public company and BNC common stock will continue to be listed and traded on the NASDAQ. In addition, if the merger agreement is terminated in certain circumstances, BNC or Pinnacle may be required to pay a termination fee. See “The Merger Agreement—Termination Fee” on page 120 for a complete discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Where can I find the voting results of the special meetings?

A:	The preliminary voting results are expected to be announced at the Pinnacle and BNC special meetings. In addition, within four business days following certification of the final voting results, each of Pinnacle and BNC intends to file the final voting results of its special meeting with the SEC on a Current Report on Form 8-K.

Q:	Whom should I call with questions?

A:	Pinnacle shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of Pinnacle common stock, please contact Pinnacle’s proxy solicitor, [ ], at [ ] or toll-free at [ ].

BNC shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of BNC common stock, please contact BNC’s proxy solicitor, [            ], at [            ] or toll-free at [            ].

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the merger and the other transactions contemplated by the merger agreement that are discussed in this joint proxy statement/prospectus, in the annexes to and the documents incorporated by reference or referred to in this joint proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 35 and in Pinnacle’s and BNC’s respective SEC filings incorporated by reference herein and referred to in “Where You Can Find More Information” beginning on page 152.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the mergers. Please see “Where You Can Find More Information.” Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

Parties to the Merger

Pinnacle Financial Partners, Inc. (Page 52)

Pinnacle Financial Partners, Inc.

150 Third Avenue South, Suite 900

Nashville, Tennessee 37201

Phone: (615) 744-3700

Pinnacle Financial Partners, Inc., a financial holding company under the laws of the United States, is a Tennessee corporation that was incorporated on February 28, 2000. Pinnacle is the parent company of Pinnacle Bank, a Tennessee state-chartered bank, and owns 100% of the capital stock of Pinnacle Bank. Pinnacle Bank started operations on October 27, 2000, in Nashville, Tennessee, and has since grown to 45 offices, including 30 in eight Middle Tennessee counties. Pinnacle Bank also has five offices in Knoxville, Tennessee, five offices in Memphis, Tennessee and one office in Chattanooga, Tennessee, as well as other offices in nearby communities. Prior to September 4, 2012, when it converted from a national bank to a state bank, Pinnacle Bank was known as Pinnacle National Bank.

As of December 31, 2016, Pinnacle had total consolidated assets of approximately $11.195 billion, total deposits of approximately $8.759 billion, and total shareholders’ equity of approximately $1.497 billion.

Pinnacle’s common stock is traded on the NASDAQ under the symbol “PNFP.” Additional information about Pinnacle and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information” beginning on page 152.

BNC Bancorp (Pages 52 and 53)

BNC Bancorp

3980 Premier Drive, Suite 210

High Point, North Carolina 27265

Phone: (336) 869-9200

BNC, a bank holding company under the laws of the United States, was incorporated under the laws of the State of North Carolina on September 23, 2002 to serve as a one-bank holding company of BNC Bank. BNC’s only business at this time is owning BNC Bank and its primary source of income is any dividends that are declared and paid by BNC Bank on its capital stock.

As of December 31, 2016, BNC had total consolidated assets of approximately $7.402 billion, total deposits of approximately $6.083 billion, and total shareholders’ equity of approximately $901.9 million.

BNC’s common stock is traded on the NASDAQ under the symbol “BNCN.” Additional information about BNC and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. For more information, see “Where You Can Find More Information” beginning on page 152.

Blue Merger Sub, Inc. (Page 53)

Blue Merger Sub, Inc.

c/o Pinnacle Financial Partners, Inc.

150 Third Avenue South, Suite 900

Nashville, Tennessee 32701

Phone: (615) 744-3700

Merger Sub is a North Carolina corporation and a direct wholly owned subsidiary of Pinnacle. Merger Sub was incorporated on January 20, 2017, for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any business other than incident to its formation for the sole purpose of carrying out the transactions contemplated by the merger agreement and in relation to the merger agreement, the merger and the other transactions contemplated thereby.

For more information, see “Where You Can Find More Information,” beginning on page 152.

BNC Will Merge With and Into Pinnacle (Page 106)

We propose a strategic merger of Pinnacle and BNC. Merger Sub will first merge with BNC, with BNC surviving the merger, and such surviving entity will, as soon as reasonably practicable thereafter and as part of a single integrated transaction, merge with and into Pinnacle, with Pinnacle remaining as the surviving entity. We have attached the merger agreement which sets forth the terms and conditions of the mergers to this joint proxy statement/prospectus as Annex A. We encourage you to read the merger agreement carefully.

Merger of BNC Bank and Pinnacle Bank (Page 106)

Immediately following the consummation of the second step merger, BNC Bank will merge with and into Pinnacle Bank, with Pinnacle Bank remaining as the surviving entity. The bank merger is subject to and contingent upon the effectiveness of the mergers.

What Holders of BNC Common Stock Will Receive in the Merger (Page 107)

At the effective time, each share of BNC common stock issued and outstanding immediately prior to the effective time of the merger, except shares of BNC common stock owned by BNC, Pinnacle or Merger Sub (other than shares of BNC common stock held in trust accounts, managed accounts and the like, or otherwise in a fiduciary or agency capacity, that are beneficially owned by third parties and shares of BNC common stock held on account of a debt previously contracted), will be converted into the right to receive 0.5235 validly issued, fully paid and nonassessable shares of Pinnacle common stock together with cash in lieu of any fractional shares. Pinnacle will not issue any fractional shares of Pinnacle common stock in the merger. In lieu of the issuance of any such fractional share, Pinnacle will pay to each former shareholder of BNC who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) based on the Pinnacle share closing price as further discussed in this joint proxy statement/prospectus. As a result of the foregoing, based on the number of shares of Pinnacle and BNC common stock outstanding as of [                    ], 2017, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, we expect that BNC shareholders as of immediately prior to the closing of the merger will hold, in the aggregate, approximately [        ]% of the issued and outstanding shares of Pinnacle common stock immediately following the closing of the merger (without giving effect to any shares of Pinnacle common stock held by BNC shareholders prior to the merger).

Issued Shares of Pinnacle Common Stock Will be Eligible for Trading (Page 103)

The shares of Pinnacle common stock to be issued upon consummation of the merger will, subject to official notice of issuance, be authorized for listing and eligible for trading on the NASDAQ under the symbol “PNFP.”

Shareholder Support Agreements (Page 110)

As of the record date for the BNC special meeting, Aquiline BNC Holdings LLC, an institutional shareholder of BNC beneficially owned and had the power to vote [            ] shares of BNC voting common stock, representing approximately [            ]% of the outstanding shares of BNC voting common stock on that date, and the directors and executive officers of BNC collectively beneficially owned and had the power to vote [            ] shares of BNC voting common stock, representing approximately [            ]% of the outstanding shares of BNC voting common stock on that date. In connection with the execution of the merger agreement, Aquiline BNC Holdings LLC and each of the directors and executive officers of BNC executed a shareholder support agreement pursuant to which they agreed, among other things, to vote their shares of BNC voting common stock for the approval of the BNC merger proposal, the BNC compensation proposal and the BNC adjournment proposal.

As of the record date for the Pinnacle special meeting, the directors and executive officers of Pinnacle collectively beneficially owned and had the power to vote [            ] shares of Pinnacle common stock, representing approximately [            ]% of the outstanding shares of Pinnacle common stock on that date. In connection with the execution of the merger agreement, each of the directors and executive officers of Pinnacle also executed a shareholder support agreement pursuant to which they agreed, among other things, to vote their shares of Pinnacle common stock for the approval of the Pinnacle share issuance proposal and the Pinnacle adjournment proposal.

The Mergers Generally Will Be Tax-Free to the Holders of BNC Common Stock With Respect To The Shares of Pinnacle Common Stock They Receive But Will Be Taxable With Respect To Any Cash They Receive (Page 126)

The mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger that BNC receive a legal opinion from Troutman Sanders LLP to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, for United States federal income tax purposes. It is also a condition that Pinnacle receive a similar opinion from Bass, Berry & Sims PLC. The opinions will not bind the Internal Revenue Service (which we refer to as the “IRS”) or a court, which could view the mergers differently.

Generally, for United States federal income tax purposes, U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers”) will not recognize gain or loss as a result of the exchange of their BNC common stock for shares of Pinnacle common stock pursuant to the mergers, except with respect to cash received in lieu of fractional shares of Pinnacle common stock.

For a more complete description of the material U.S. federal income tax consequences of the mergers, see “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 124. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

BNC’s Officers and Directors Have Financial Interests in the Merger that are Different From or in Addition to Their Interests as Shareholders (Page 97)

In considering the recommendation of the BNC board of directors, BNC shareholders should be aware that the directors and executive officers of BNC have certain interests in the merger that may be different from, or in addition to, the interests of BNC shareholders generally. The BNC board of directors was aware of these interests and considered them, among other matters, in making its recommendation that BNC shareholders vote to approve the merger proposal.

These interests include:

•	All equity-based awards (including those held by the directors and executive officers) that were granted prior to December 31, 2016 would vest upon the effective time of the merger and be settled for the merger consideration (or, in the case of stock options, a cash amount approximately equal to the value of the merger consideration less the applicable exercise price);

•	All restricted stock awards granted on or after December 31, 2016 and prior to the effective time of the merger would convert, as of the effective time of the merger, into restricted stock awards in respect of the common stock of Pinnacle (with the number of shares subject to such awards adjusted by the exchange ratio);

•	Richard D. Callicutt and David B. Spencer have entered into agreements with Pinnacle and Pinnacle Bank that provide for certain payments in connection with the closing of the merger as well as severance benefits upon a subsequent qualifying termination of employment;

•	Ronald J. Gorczynski is party to an agreement with BNC that provides for severance benefits upon a qualifying termination of employment following the effective time of a change in control (such as the merger);

•	Benefits under the salary continuation agreements between BNC and Messrs. Callicutt, Spencer and Gorczynski would vest upon a change in control (such as the merger);

•	Upon or immediately following the effective time of the merger, Pinnacle and Pinnacle Bank would elect Mr. Callicutt and three additional members of the board of directors of BNC to the boards of directors of Pinnacle and Pinnacle Bank; and

•	BNC’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

For a more complete description of these interests, see “The Merger—Interests of BNC’s Directors and Executive Officers in the Merger.”

Accounting Treatment of the Merger (Page 102)

Pinnacle will account for the merger by utilizing the purchase accounting method in accordance with United States generally accepted accounting principles.

The Pinnacle Board of Directors Unanimously Recommends that Pinnacle Shareholders Vote “FOR” the Pinnacle Share Issuance Proposal and the Pinnacle Adjournment Proposal Presented at the Pinnacle Special Meeting (Page 63)

The Pinnacle board of directors has approved the mergers, the share issuance and the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the mergers and the share issuance, are advisable and in the best interests of Pinnacle, and unanimously recommends that Pinnacle shareholders vote “FOR” the Pinnacle share issuance proposal and “FOR” the Pinnacle adjournment proposal. For the factors considered by the Pinnacle board of directors in reaching its decision to approve the merger agreement, see “The Merger—Pinnacle’s Reasons for the Merger; Recommendation of the Pinnacle Board of Directors.”

The BNC Board of Directors Unanimously Recommends that BNC Shareholders Vote “FOR” the Approval and Adoption of the Merger Agreement and the Other Proposals Presented at the BNC Special Meeting (Page 77)

The BNC board of directors has determined that the mergers, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of BNC and its shareholders, and has approved and adopted the merger agreement. The BNC board of directors unanimously recommends that holders of shares of BNC voting common stock vote “FOR” the BNC merger proposal and “FOR” the other proposals presented at the BNC special meeting. For the factors considered by the BNC board of directors in reaching its decision to approve and adopt the merger agreement, see “The Merger—BNC’s Reasons for the Merger; Recommendation of the BNC Board of Directors.”

Opinion of Pinnacle’s Financial Advisor (Page 65 and Annex B)

In connection with the merger, Pinnacle’s financial advisor, Keefe, Bruyette & Woods, Inc. ( “KBW”) delivered a written opinion, dated January 22, 2017, to the Pinnacle board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Pinnacle of the exchange ratio in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex B to this document. The opinion was for the information of, and was directed to, the Pinnacle board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Pinnacle to engage in the merger or enter into the merger agreement or constitute a recommendation to the Pinnacle board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Pinnacle common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter.

For further information, see “The Merger—Opinion of Pinnacle’s Financial Advisor”

Opinion of BNC’s Financial Advisors

Opinion of Sandler O’Neill (Page 80 and Annex C)

At the January 22, 2017 meeting at which the BNC board of directors considered the merger agreement, Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler O’Neill”), delivered to the BNC board of directors its oral opinion, which was subsequently confirmed in writing on January 22, 2017, to the effect that, as of such date, subject to procedures followed, assumptions made, matters considered and qualifications and limitations described in Sandler O’Neill’s opinion, the exchange ratio was fair to BNC shareholders from a financial point of view.

The full text of Sandler O’Neill’s opinion is attached as Annex C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion.

BNC shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed transaction.

Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, the date thereof. The opinion was directed to the BNC board of directors and is directed only to the fairness of the exchange ratio to BNC shareholders from a financial point of view. It does not address the underlying business decision of BNC to engage in the merger, enter into the merger agreement or any other aspects or terms of the merger or merger agreement. Sandler O’Neill’s opinion is not a recommendation to any BNC shareholder as to how such shareholder should vote at the BNC special meeting with respect to the merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger or other transactions contemplated by the merger agreement by BNC’s officers, directors or employees, or class of such persons, if any, relative to the merger consideration to be received by BNC shareholders, or the fairness of the merger to the holders of any other class of securities of BNC or any other constituency of BNC.

For further information, see “The Merger—Opinion of BNC’s Financial Advisors—Opinion of Sandler O’Neill”

Opinion of BSP Securities (Page 83 and Annex D)

At the January 22, 2017 meeting at which the BNC board of directors considered the merger agreement, BSP Securities, LLC (which we refer to as “BSP Securities”), delivered to the BNC board of directors its oral opinion, which was subsequently confirmed in writing on January 22, 2017, to the effect that, as of such date, subject to procedures followed, assumptions made, matters considered and qualifications and limitations described in BSP Securities’ opinion, the exchange ratio was fair to BNC shareholders from a financial point of view.

The full text of BSP Securities’ opinion is attached as Annex D to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by BSP Securities in rendering its opinion.

BNC shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed transaction.

BSP Securities’ opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to BSP Securities as of, the date thereof. The opinion was directed to the BNC board of directors and is directed only to the fairness of the exchange ratio to BNC shareholders from a financial point of view. It does not address the underlying business decision of BNC to engage in the merger, enter into the merger agreement or any other aspects or terms of the merger or merger agreement. BSP Securities’ opinion is not a recommendation to any BNC shareholder as to how such shareholder should vote at the BNC special meeting with respect to the merger or any other matter. BSP Securities did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger or other transactions contemplated by the merger agreement by BNC’s officers, directors or employees, or class of such persons, if any, relative to the merger consideration to be received by BNC shareholders, or the fairness of the merger to the holders of any other class of securities of BNC or any other constituency of BNC.

For further information, see “The Merger—Opinion of BNC’s Financial Advisors—Opinion of BSP Securities”

Treatment of BNC Equity Awards (Page 107)

BNC Options. At the effective time, each outstanding option to purchase shares of BNC common stock issued pursuant to BNC’s equity-based compensation plans, whether vested or unvested, will become fully vested and cancelled and converted automatically into the right to receive an amount in cash equal to the product of (i) the excess, if any, of (x) the Pinnacle share closing price multiplied by the exchange ratio over (y) the exercise price of each such option and (ii) the number of shares of BNC common stock subject to each such option to the extent not previously exercised.

BNC Restricted Stock Awards and BNC RSU Awards. At the effective time, each outstanding BNC RSU award granted under BNC’s equity-based compensation plans and each outstanding BNC restricted stock award granted under BNC’s equity-based compensation plans prior to December 31, 2016 will fully vest and be cancelled and converted into the right to receive the merger consideration in respect of each share of BNC common stock underlying each such award.

At the effective time, each outstanding BNC restricted stock award granted on or after December 31, 2016 will be converted into a restricted stock award relating to shares of Pinnacle common stock, with the same terms and conditions as were applicable under such award, and relating to the number of shares of Pinnacle common stock, determined by multiplying (i) the number of shares of BNC common stock subject to such BNC restricted stock award immediately prior to the effective time by (ii) the exchange ratio.

Treatment of BNC’s Subordinated Notes and Subordinated Debentures (Page 54)

Upon consummation of the merger, Pinnacle will assume BNC’s obligations under its outstanding $60.0 million subordinated notes issued in September 2014 that mature in October 2024. These notes bear interest at a rate of 5.5% per annum until September 30, 2019 and may not be repaid prior to that date. Beginning on October 1, 2019, if not redeemed on that date, these notes will bear interest at a floating rate equal to the three-month LIBOR determined on the determination date of the applicable interest period plus 359 basis points.

The $50.5 million in aggregate principal amount of subordinated debentures issued by trust affiliates of BNC in connection with the issuance of trust preferred securities will also be assumed in connection with the merger. Upon consummation of the merger, Pinnacle expects that its total assets will exceed $15.0 billion, which as a result of exceeding that level as a result of the merger, would cause the subordinated debentures Pinnacle and BNC have issued in connection with prior trust preferred securities offerings to cease to qualify as Tier 1 capital under applicable banking regulations. Though these securities would no longer qualify as Tier 1 capital from and after the closing of the merger, Pinnacle believes these subordinated debentures would continue to qualify as Tier 2 capital.

The Merger is Expected to Occur Late in the Second Quarter or Early in the Third Quarter of 2017 (Page 109)

Pinnacle and BNC expect to complete the merger late in the second quarter or early in the third quarter of 2017. However, neither Pinnacle nor BNC can assure you of when or if the merger will be completed. Pinnacle must obtain the approval of Pinnacle shareholders for the issuance of shares of Pinnacle common stock at its special meeting, and BNC must obtain the approval of holders of shares of BNC voting common stock to approve and adopt the merger agreement at its special meeting. Pinnacle and BNC must also satisfy certain other closing conditions. If the merger has not been completed on or before January 22, 2018, either Pinnacle or BNC may terminate the merger agreement so long as the party electing to terminate has not caused the failure of the merger to occur by failing to comply with its obligations under the merger agreement.

Completion of the Merger is Subject to Customary Conditions (Page 110)

The completion of the merger is subject to a number of customary conditions being met, including the approval and adoption of the merger agreement by the requisite vote of BNC voting common shareholders and the approval of the Pinnacle share issuance proposal by the requisite vote of Pinnacle shareholders, as well as receipt of all required regulatory approvals (all of which have been received as of the date hereof).

Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger, even if that condition has not been satisfied. Neither Pinnacle nor BNC can be certain when (or if) the conditions to the merger will be satisfied or waived by the applicable party or that the merger will be completed.

Regulatory Approvals Required for the Merger (Page 103)

Subject to the terms of the merger agreement, Pinnacle and BNC have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file and cause their applicable subsidiaries to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings to obtain as promptly as practicable all regulatory approvals reasonably necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), the Federal Deposit Insurance Corporation (which we refer to as the “FDIC”), the Tennessee Department of Financial Institutions (which we refer to as “TDFI”) and the North Carolina Office of the Commissioner of Banks (which we refer to as the “NCCOB”). On February 10, 2017, Pinnacle filed applications and notifications to obtain regulatory approvals from the Federal Reserve Board, the TDFI and the NCCOB. Pinnacle Bank filed applications and notifications on the same day to obtain regulatory approvals from the FDIC, the TDFI and the NCCOB. As of the date hereof, all such approvals have been received.

Termination of the Merger Agreement; Fees Payable (Page 119)

We may jointly agree to terminate the merger agreement at any time. Either of us also may terminate the merger agreement if:

•	a governmental entity or regulatory agency that must grant a regulatory approval denies approval of the merger or the bank merger and such denial has become final and nonappealable or a governmental entity or regulatory agency of competent jurisdiction issues a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger (although this termination right is not available to a party whose failure to comply with its obligations under the merger agreement resulted in those actions by a governmental authority);

•	the merger is not completed on or before January 22, 2018 (although this termination right is not available to a party whose failure to comply with its obligations under the merger agreement resulted in the failure to complete the merger by that date); or

•	the other party is in breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach rises to a level that would excuse the terminating party’s obligation to complete the merger and is either incurable or is not cured by the earlier of 30 days following written notice to the breaching party or January 22, 2018.

Pinnacle may also terminate the merger agreement if: (a) prior to the receipt of the requisite vote of the BNC shareholders to approve the BNC merger proposal, (i) BNC or the board of directors of BNC withdraws, modifies or qualifies in a manner adverse to Pinnacle its recommendation that its shareholders vote “FOR” approval of the BNC merger proposal or publicly discloses its intention to do so, or otherwise submits the merger agreement to its shareholders without a recommendation for approval, or recommends to its shareholders an acquisition proposal (as defined in the merger agreement) other than the merger or (ii) BNC materially breaches its obligation to hold its shareholders’ meeting to approve the merger agreement or its obligations with respect to acquisition proposals, or (b) a tender offer or exchange offer for 20% or more of the outstanding shares of BNC common stock is commenced, other than by Pinnacle or a subsidiary of Pinnacle, and the BNC board of directors unanimously recommends that the shareholders of BNC tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act.

In addition, BNC has the right to terminate the merger agreement if, prior to the receipt of the requisite vote of the Pinnacle shareholders to approve the Pinnacle share issuance proposal, Pinnacle or the board of directors of Pinnacle withdraws, modifies or qualifies in a manner adverse to BNC its recommendation that its shareholders vote “FOR” approval of the Pinnacle share issuance proposal or publicly discloses its intention to do so, or otherwise submits the Pinnacle share issuance proposal to its shareholders without a recommendation for approval, or Pinnacle materially breaches its obligation to hold its shareholders’ meeting to approve the Pinnacle share issuance.

Subject to the terms and conditions of the merger agreement, BNC will be required to pay Pinnacle a termination fee of $66.0 million, which we refer to as the “termination fee,” if:

•	Prior to the termination of the merger agreement, an acquisition proposal is made known to senior management of BNC or is made directly to BNC shareholders generally or any person publicly announces (and does not withdraw) an acquisition proposal with respect to BNC and:

•	(a) (1) thereafter the merger agreement is terminated by either BNC or Pinnacle after January 22, 2018 without the requisite vote of the BNC shareholders to approve the BNC merger proposal having been obtained or (2) thereafter the merger agreement is terminated by Pinnacle because BNC is in breach of its representations, warranties, covenants or agreements set forth in the merger agreement and the breach rises to a level that would excuse the terminating party’s obligation to complete the merger and is either incurable or is not cured by the earlier of 30 days following written notice to the breaching party or January 22, 2018, and

•	(b) prior to the date that is twelve (12) months after the date of such termination, BNC enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal; or

•	Pinnacle terminates the merger agreement because (a) prior to the receipt of the requisite vote of the BNC shareholders to approve the BNC merger proposal, (i) BNC or the board of directors of BNC withdraws, modifies or qualifies in a manner adverse to Pinnacle its recommendation that its shareholders vote “FOR” approval of the BNC merger proposal or publicly discloses its intention to do so, or otherwise submits the merger agreement to its shareholders without a recommendation for approval, or recommends to its shareholders an acquisition proposal other than the merger or (ii) BNC materially breaches its obligation to hold its shareholders’ meeting to approve the merger agreement or its obligations with respect to acquisition proposals, or (b) a tender offer or exchange offer for 20% or more of the outstanding shares of BNC common stock is commenced, other than by Pinnacle or a subsidiary of Pinnacle, and the BNC board of directors recommends that the shareholders of BNC tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act.

Subject to the terms and conditions of the merger agreement, Pinnacle will be required to pay BNC the termination fee if:

•	BNC terminates the merger agreement because prior to the receipt of the requisite vote of the Pinnacle shareholders to approve the Pinnacle share issuance proposal, Pinnacle or the board of directors of Pinnacle withdraws, modifies or qualifies in a manner adverse to BNC its recommendation that its shareholders vote “FOR” approval of the Pinnacle share issuance proposal or publicly discloses its intention to do so, or otherwise submits the Pinnacle share issuance proposal to its shareholders without a recommendation for approval, or Pinnacle materially breaches its obligation to hold its shareholders’ meeting to approve the Pinnacle share issuance.

The termination fee could discourage other companies from seeking to acquire or merge with BNC prior to completion of the merger and could cause BNC to reject any acquisition proposal which does not take into account the termination fee.

Pinnacle and BNC May Amend the Terms of the Merger and Waive Rights Under the Merger Agreement (Page 121)

We may jointly amend the terms of the merger agreement, and the parties may waive their respective rights to require the other parties to adhere to any of those terms, to the extent legally permissible. However, after the approval of the Pinnacle share issuance proposal by shareholders of Pinnacle and approval of the BNC merger proposal by shareholders of BNC, no amendment or waiver may be accomplished without the further approval of Pinnacle shareholders or BNC shareholders, as applicable, if such amendment or waiver requires further approval under applicable law.

Dissenters’ Rights (Page 103)

Under the North Carolina Business Corporation Act (which we refer to as the “NCBCA”), holders of BNC common stock do not have the right to dissent from the merger agreement and seek an appraisal in connection with the merger.

Comparison of the Rights of BNC Shareholders and Pinnacle Shareholders (Page 141)

The rights of BNC shareholders will change as a result of the merger due to differences in Pinnacle’s and BNC’s governing documents and Tennessee and North Carolina law. The rights of BNC shareholders are governed by North Carolina law and by the BNC articles of incorporation and bylaws. Upon the completion of the merger, BNC shareholders will become shareholders of Pinnacle, and their rights will therefore be governed by Tennessee law and by Pinnacle’s amended and restated charter, as amended (which we refer to as “Pinnacle’s charter”), and bylaws, as amended (which we refer to as “Pinnacle’s bylaws”). See “Comparison of Shareholders’ Rights,” for a description of the material differences between the rights of BNC shareholders and Pinnacle shareholders.

Board of Directors after the Merger (Page 96)

Immediately after the merger, the board of directors of the combined company will have 18 members, consisting of 14 current members of Pinnacle’s board of directors as well as Richard D. Callicutt II, and three additional members of BNC’s board of directors. The parties currently expect that these three BNC board members will be Abney S. Boxley III, Thomas R. Sloan and G. Kennedy Thompson.

Pinnacle Will Hold Its Special Meeting on [                    ], 2017 (Page 41)

The Pinnacle special meeting will be held on [                    ], 2017, at [                    ] Central Time, at Pinnacle’s headquarters at 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201. At the Pinnacle special meeting, Pinnacle shareholders will be asked to approve the Pinnacle share issuance proposal and the Pinnacle adjournment proposal.

Only holders of record of Pinnacle common stock at the close of business on [                    ], 2017 (which we refer to as the “Pinnacle record date”) will be entitled to vote at the Pinnacle special meeting. Each share of Pinnacle common stock outstanding as of the Pinnacle record date is entitled to one vote on each proposal to be considered at the Pinnacle special meeting. As of the Pinnacle record date, there were [                    ] shares of Pinnacle common stock entitled to vote at the Pinnacle special meeting. The directors and executive officers of Pinnacle and their affiliates beneficially owned, and were entitled to vote, approximately [                    ] shares of Pinnacle common stock, representing approximately [    ]% of the shares of Pinnacle common stock outstanding on the Pinnacle record date.

BNC Will Hold Its Special Meeting on [                    ], 2017 (Page 46)

The BNC special meeting will be held on [                    ], 2017, at [            ] Eastern Time, at [            ]. At the BNC special meeting, BNC voting common shareholders will be asked to:

•	approve the BNC merger proposal;

•	approve the BNC compensation proposal; and

•	approve the BNC adjournment proposal.

Only holders of record of BNC voting common stock at the close of business on [                    ], 2017 (which we refer to as the “BNC record date”) will be entitled to vote at the BNC special meeting. Each share of BNC voting common stock is entitled to one vote on each proposal to be considered at the BNC special meeting. On the BNC record date, there were [                    ] shares of BNC common stock entitled to vote at the BNC special meeting. The directors and executive officers of BNC and their affiliates beneficially owned, and were entitled to vote, approximately [            ] shares of BNC voting common stock, representing approximately [    ]% of the shares of BNC voting common stock outstanding on the BNC record date.

Pinnacle Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote (Page 41)

Pinnacle share issuance proposal:

•	Standard: Approval of the Pinnacle share issuance proposal requires that the votes cast in favor of the proposal at the Pinnacle special meeting exceed the votes cast opposing the proposal at the Pinnacle special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Pinnacle special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Pinnacle share issuance proposal, so long as a quorum is present, it will have no effect on the proposal.

Pinnacle adjournment proposal:

•	Standard: Approval of the Pinnacle adjournment proposal requires that the votes cast in favor of the proposal at the Pinnacle special meeting exceed the votes cast opposing the proposal at the Pinnacle special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Pinnacle special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Pinnacle adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

BNC Special Meeting Proposals: Required Vote; Treatment of Abstentions and Failure to Vote (Page 46)

BNC merger proposal:

•	Standard: Approval of the BNC merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of BNC voting common stock.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank, broker or other nominee with respect to the BNC merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

BNC compensation proposal:

•	Standard: Approval, on an advisory (non-binding) basis, of the BNC compensation proposal requires that the votes cast in favor of the proposal at the BNC special meeting exceed the votes cast opposing the proposal at the BNC special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the BNC special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the BNC compensation proposal, so long as a quorum is present, it will have no effect on the proposal.

BNC adjournment proposal:

•	Standard: Whether or not a quorum is present, approval of the BNC adjournment proposal requires that the votes cast in favor of the proposal at the BNC special meeting exceed the votes cast opposing the proposal at the BNC special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the BNC special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the BNC adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Risk Factors (Page 35)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors.”

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PINNACLE

The selected historical consolidated financial and other data presented below, as of and for each of the years in the five-year period ended December 31, 2016, is derived from Pinnacle’s audited historical consolidated financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Pinnacle’s audited consolidated financial statements and the notes thereto included in Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this joint proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period. See “Where You Can Find More Information” beginning on page 152.

	As of and for the Year Ended December 31,
	2016 (1)(2)	2015 (3)(4)	2014	2013	2012
	(Dollars in thousands except per share amounts)
Balance Sheet Data:
Total assets	$11,194,623	$8,714,544	$6,018,248	$5,563,776	$5,040,549
Loans, net of unearned income	8,449,925	6,543,235	4,590,026	4,144,493	3,712,162
Allowance for loan losses	58,980	65,432	67,359	67,970	69,417
Total securities	1,323,797	966,442	770,730	733,252	707,153
Goodwill, core deposit and other intangible assets	566,698	442,773	246,422	247,492	249,144
Deposits and securities sold under agreements to repurchase	8,845,014	7,050,498	4,876,600	4,603,938	4,129,855
Advances from FHLB	406,304	300,305	195,476	90,637	75,850
Subordinated debt and other borrowings	350,768	141,606	96,158	98,658	106,158
Stockholders’ equity	1,496,696	1,155,611	802,693	723,708	679,071
Statement of Operations Data:
Interest income	$363,609	$255,169	$206,170	$191,282	$185,422
Interest expense	38,615	18,537	13,185	15,384	22,558

Net interest income	324,994	236,632	192,985	175,898	162,864
Provision for loan losses	18,328	9,188	3,635	7,856	5,569

Net interest income after provision for loan losses	306,666	227,445	189,350	168,042	157,296
Noninterest income	121,003	86,530	52,602	47,104	43,397
Noninterest expense	236,285	170,877	136,300	129,261	138,165

Income before income taxes	191,383	143,098	105,653	85,884	62,527
Income tax expense	64,159	47,589	35,182	28,158	20,643

Net income	127,224	95,509	70,471	57,726	41,884
Preferred dividends and accretion on common stock warrants	—	—	—	—	3,814
Net income available to common stockholders	$127,224	$95,509	$70,471	$57,726	$38,070

Per Share Data:
Earnings per share available to common stockholders – basic	$2.96	$2.58	$2.03	$1.69	$1.12
Weighted average common shares outstanding – basic	43,037,083	37,015,468	34,723,335	34,200,770	33,899,667
Earnings per common share available to common stockholders – diluted	$2.91	$2.52	$2.01	$1.67	$1.10
Weighted average common shares outstanding – diluted	43,731,992	37,973,788	35,126,890	34,509,261	34,487,808
Common dividends per share	$0.56	$0.48	0.32	0.08	—
Book value per common share	$32.28	$28.25	$22.45	$20.55	$19.57

	As of and for the Year Ended December 31,
	2016 (1)(2)	2015 (3)(4)	2014	2013	2012
	(Dollars in thousands except per share amounts)
Common shares outstanding at end of period	46,359,377	40,906,064	35,732,483	35,221,941	34,696,597
Performance Ratios:
Return on average assets	1.27%	1.36%	1.27%	1.11%	0.78%
Return on average stockholders’ equity	9.47%	10.06%	9.33%	8.22%	5.46%
Net interest margin (5)	3.70%	3.72%	3.75%	3.77%	3.77%
Net interest spread (6)	3.46%	3.55%	3.65%	3.65%	3.61%
Noninterest income to average assets	1.21%	1.23%	0.90%	0.90%	0.89%
Noninterest expense to average assets	2.36%	2.42%	2.33%	2.48%	2.83%
Efficiency ratio (7)	52.98%	52.88%	55.50%	57.96%	66.99%
Average loan to average deposit ratio	96.66%	96.39%	93.15%	93.46%	92.78%
Average interest-earning assets to average interest-bearing liabilities	139.39%	142.77%	142.64%	137.78%	131.44%
Average equity to average total assets ratio	13.40%	13.47%	13.46%	13.47%	14.30%
Annualized dividend payout ratio	19.31%	18.97%	16.67%	20.38%	0.00%
Asset Quality Ratios:
Allowance for loan losses to nonaccrual loans	213.90%	222.90%	403.20%	373.80%	304.20%
Allowance for loan losses to total loans	0.70%	1.00%	1.47%	1.64%	1.87%
Nonperforming assets to total assets	0.30%	0.42%	0.46%	0.60%	0.82%
Nonperforming assets to total loans and other real estate	0.40%	0.55%	0.62%	0.80%	1.11%
Net loan charge-offs to average loans	0.21%	0.21%	0.10%	0.24%	0.29%
Capital Ratios (Pinnacle):
Common equity Tier 1 risk-based capital	7.86%	8.61%	—%	—%	—%
Leverage (8)	8.55%	9.37%	11.30%	10.90%	10.60%
Tier 1 risk-based capital	8.64%	9.63%	12.10%	11.80%	11.80%
Total risk-based capital	11.86%	11.24%	13.40%	13.00%	13.00%

(1)	Information for the 2016 fiscal year includes the operations of Avenue Financial Holdings, Inc. from its acquisition date of July 1, 2016 and reflects approximately 3.8 million shares of Pinnacle common stock issued in connection with the Avenue merger.
(2)	Information for the 2016 fiscal year includes Pinnacle’s additional 19% membership interest in Bankers Healthcare Group, LLC (“BHG”) which Pinnacle acquired in March 2016 and reflects approximately 861,000 shares of Pinnacle common stock issued in connection with the additional investment in BHG.
(3)	Information for the 2015 fiscal year includes the operations of CapitalMark Bank & Trust from its acquisition date of July 31, 2015 and Magna Bank from its acquisition date of September 1, 2015 and reflects approximately 3.3 million shares and 1.4 million shares of Pinnacle common stock issued in connection with the CapitalMark merger and the Magna merger, respectively.
(4)	Information for 2015 fiscal year includes Pinnacle’s 30% membership interest in BHG which it acquired in February 2015.
(5)	Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(6)	Net interest spread is the result of the difference between the interest earned on interest earning assets less the interest paid on interest bearing liabilities.
(7)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(8)	Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BNC

The selected historical consolidated financial and other data presented below, as of and for each of the years in the five-year period ended December 31, 2016, is derived from BNC’s audited historical consolidated financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BNC’s audited consolidated financial statements and the notes thereto included in BNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this joint proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period. See “Where You Can Find More Information” beginning on page 152.

	At/Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands, except per share and non-financial information, shares in thousands)
Operating Data:
Total interest income	$249,185	$198,486	$158,142	$138,670	$113,515
Total interest expense	36,021	26,684	19,926	30,063	32,891

Net interest income	213,164	171,802	138,216	108,607	80,624
Provision for loan losses	4,665	1,896	7,006	12,188	22,737

Net interest income after provision for loan losses	208,499	169,906	131,210	96,419	57,887
Non-interest income	38,484	32,448	25,022	22,806	33,138
Non-interest expense	157,126	139,155	116,477	97,933	82,272

Income before income tax expense	89,857	63,199	39,755	21,292	8,753
Income tax expense (benefit)	26,944	18,749	10,365	4,045	(1,700)

Net income	62,913	44,450	29,390	17,247	10,453
Less preferred stock dividends and discount accretion	—	—	—	1,060	2,404

Net income available to common shareholders	$62,913	$44,450	$29,390	$16,187	$8,049

Per Common Share Data:
Basic earnings per share	$1.40	$1.25	$1.01	$0.61	$0.48
Diluted earnings per share	1.39	1.24	1.01	0.61	0.48
Cash dividends declared	0.20	0.20	0.20	0.20	0.20
Book value	17.29	14.52	11.98	9.94	9.51
Weighted average shares outstanding:
Basic	45,096	35,691	29,050	26,683	17,595
Diluted	45,185	35,782	29,152	26,714	17,599
Year-end common shares outstanding	52,177	40,773	32,599	27,303	24,650
Selected Year-End Balance Sheet Data:
Total assets	$7,401,691	$5,666,956	$4,072,508	$3,229,576	$3,083,788
Investment securities available-for-sale	579,124	490,140	269,290	270,417	341,539
Investment securities held-to-maturity	317,662	244,417	237,092	247,378	114,805
Portfolio loans	5,455,710	4,199,871	3,075,098	2,276,517	2,035,258
Allowance for loan losses	37,501	31,647	30,399	32,875	40,292
Goodwill and other intangible assets, net	260,680	152,985	83,701	34,966	32,193
Deposits	6,082,977	4,742,207	3,396,397	2,706,730	2,656,309
Short-term borrowings	168,304	103,212	127,934	125,592	32,382
Long-term debt	201,648	188,351	133,814	101,509	88,173
Shareholders’ equity	901,882	592,147	390,388	271,330	282,244

	At/Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands, except per share and non-financial information, shares in thousands)
Selected Average Balances:
Total assets	$6,311,531	$4,720,107	$3,561,719	$3,009,367	$2,544,718
Investment securities	801,256	574,951	495,251	483,984	353,040
Total loans	4,737,387	3,639,890	2,633,829	2,139,281	1,813,899
Total interest-earning assets	5,689,651	4,278,267	3,202,958	2,696,475	2,244,423
Interest-bearing deposits	4,359,322	3,292,226	2,579,633	2,236,046	2,002,595
Total interest-bearing liabilities	4,652,536	3,572,103	2,783,555	2,429,817	2,126,818
Shareholders’ equity	714,293	466,881	323,183	269,123	212,955
Selected Performance Ratios:
Return on average assets (1)	1.00%	0.94%	0.83%	0.54%	0.32%
Return on average common equity (2)	8.81%	9.52%	9.09%	6.28%	5.11%
Net interest margin (3)	3.89%	4.19%	4.56%	4.29%	3.85%
Average equity to average assets	11.32%	9.89%	9.07%	8.94%	8.37%
Efficiency ratio (4)	60.47%	65.70%	68.12%	70.67%	68.85%
Dividend payout ratio	14.39%	16.13%	19.80%	32.79%	41.67%
Asset Quality Ratios:
Allowance for loan losses to portfolio loans (5)	0.69%	0.75%	0.99%	1.44%	1.98%
Allowance for loan losses on originated loans to originated portfolio loans	0.95%	1.05%	1.25%	1.57%	1.74%
Allowance for loan losses to nonperforming loans (6)	254.23%	169.13%	122.95%	80.46%	58.04%
Nonperforming assets to total assets (7)	0.56%	0.90%	1.65%	2.74%	3.93%
Net loan (recoveries) charge-offs to average portfolio loans	(0.02)%	(0.01)%	0.30%	0.98%	1.74%
Capital Ratios (8):
Total risk-based capital	13.03%	12.19%	12.49%	11.57%	13.80%
Tier 1 risk-based capital	11.28%	10.05%	9.71%	10.33%	12.67%
Leverage ratio	10.03%	9.01%	8.41%	8.12%	9.65%
CET1	10.54%	9.32%	N/A	N/A	N/A
Other Data:
Number of full-service banking offices	76	62	48	39	35
Number of limited service offices	4	4	3	3	1
Number of full-time employee equivalents	1,040	850	823	620	541

(1)	Calculated by dividing net income available to common shareholders by average assets.
(2)	Calculated by dividing net income available to common shareholders by average common equity.
(3)	Calculated by dividing tax equivalent net interest income by average interest-earning assets. The tax equivalent adjustment was $8.2 million, $7.6 million, $7.7 million, $7.2 million and $5.7 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.
(4)	Calculated by dividing non-interest expense by the sum of the tax equivalent net interest income and non-interest income.
(5)	Includes loans covered under loss-share agreements of $0, $40.9 million, $137.5 million, $187.7 million, and $248.9 million at December 31, 2016, 2015, 2014, 2013, and 2012, respectively.
(6)	Nonperforming loans consist of nonaccrual loans and accruing loans greater than 90 days past due. Includes nonperforming loans covered under loss-share agreements of $0, $4.0 million, $11.1 million, $23.7 million, and $47.0 million at December 31, 2016, 2015, 2014, 2013, and 2012, respectively.
(7)	Nonperforming assets consist of nonperforming loans and other real estate owned (“OREO”). Includes nonperforming loans and OREO covered under loss-share agreements of $0, $5.6 million, $18.3 million, $42.5 million, and $70.1 million at December 31, 2016, 2015, 2014, 2013, and 2012, respectively.
(8)	Capital ratios are for BNC.

SUMMARY SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows summary selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of Pinnacle giving effect to the merger, the sale by Pinnacle on January 27, 2017 of 3,220,000 shares of its common stock in a registered public offering and Pinnacle’s receipt of $191.2 million in estimated net proceeds, after deducting the underwriting commissions and discounts and the estimated offering expenses payable by Pinnacle, and the issuance of an estimated approximately 27.6 million shares of Pinnacle common stock to the shareholders of BNC in connection with the merger. The summary unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting, with Pinnacle treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of BNC, as of the effective date of the merger, will be recorded by Pinnacle at their respective estimated fair values, and the excess of the merger consideration over the fair value of BNC’s net assets will be allocated to goodwill.

The summary selected unaudited pro forma condensed combined statement of operations data for 2016 combines the historical consolidated results of operations of Pinnacle with the historical consolidated results of operations of BNC giving effect to the transactions described above as if those transactions had been completed as of January 1, 2016. The summary selected unaudited pro forma condensed combined balance sheet data as of December 31, 2016 combines the historical consolidated balance sheet of Pinnacle as of that date with the historical consolidated balance sheet of BNC as of that date and gives effect to the transactions described above as if those transactions had been completed as of that date.

The summary selected unaudited pro forma condensed combined financial data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial data, including the notes thereto, which is included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Pinnacle’s audited consolidated financial statements and the notes thereto included in Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BNC’s audited consolidated financial statements and the notes thereto included in BNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, each of which is incorporated by reference into this joint proxy statement/prospectus.

The summary selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented. The summary selected unaudited pro forma condensed combined financial data also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial data included in this joint proxy statement/prospectus under “Unaudited Pro Forma Condensed Combined Financial Data,” the pro forma allocation of the purchase price reflected in the summary selected pro forma condensed combined financial data is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the pro forma condensed combined financial data, which are described in those notes, are preliminary and may be revised.

Selected Pro Forma Financial Data

(Dollars in thousands)	As of and for the year ended December 31, 2016
Balance Sheet Data:
Total assets	$19,623,745
Loans, net	13,764,688
Allowance for loan losses	(58,980)
Total securities	2,217,826
Deposits and securities sold under agreements to repurchase	14,998,695
Subordinated debt and other borrowings	477,241
Shareholders’ equity	3,444,417
Statement of Operations Data:
Interest income	$625,712
Interest expense	74,874
Net interest income after provision for loan losses	527,845
Noninterest income	159,487
Income tax expense	93,746
Net income	194,233

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The below presentation summarizes the unaudited per share information for Pinnacle and BNC on a historical, pro forma, pro forma combined and equivalent pro forma basis. This information should be read together with the historical consolidated financial statements and related notes of Pinnacle and BNC filed by each with the SEC, and incorporated by reference into this joint proxy statement/prospectus, and with the unaudited pro forma condensed combined financial data included under “Unaudited Pro Forma Condensed Combined Financial Data.”

The pro forma data and pro forma equivalent per share information gives effect to the merger, the sale by Pinnacle on January 27, 2017 of 3,220,000 shares of its common stock in a registered public offering and Pinnacle’s receipt of $191.2 million in estimated net proceeds, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by Pinnacle, and the issuance of an estimated approximately 27.6 million shares of Pinnacle common stock to the shareholders of BNC in connection with the merger, as if the transactions had been effective as of December 31, 2016, in the case of the book value data, and as if the transactions had become effective on January 1, 2016, in the case of the net income per share and dividends declared per share data.

The pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

As of and for the Year Ended December 31, 2016 (1)
Earnings Per Common Share
Basic
Pinnacle historical	$2.96
BNC historical	1.40
Pinnacle—Stock Offering—BNC pro forma (2)	2.63
Equivalent pro forma for one share of BNC common stock (3)	1.38
Diluted
Pinnacle historical	$2.91
BNC historical	1.39
Pinnacle—Stock Offering—BNC pro forma (2)	2.61
Equivalent pro forma for one share of BNC common stock (3)	1.37
Cash Dividends Declared Per Common Share
Pinnacle historical	$0.56
BNC historical	0.20
Pinnacle—Stock Offering—BNC pro forma (2)	0.56
Equivalent pro forma for one share of BNC common stock (3)	0.29
Book Value Per Common Share
Pinnacle historical	$32.28
BNC historical	17.29
Pinnacle—Stock Offering—BNC pro forma (2)	46.32
Equivalent pro forma for one share of BNC common stock (3)	24.25

(1)	Pro forma amounts reflect the estimated purchase accounting adjustments to be recorded in connection with the merger.
(2)	Amounts are calculated using a ratio of 0.5235 (where Pinnacle is 1).
(3)	The equivalent pro forma information shows the effect of the merger and Pinnacle common stock offering from the perspective of a holder of BNC common stock and is calculated using a ratio of 0.5235 (where Pinnacle is 1).

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Pinnacle common stock is listed on the NASDAQ under the symbol “PNFP”, and BNC common stock is listed on the NASDAQ under the symbol “BNCN.”

The following table shows, for the periods indicated, the reported closing sale prices per share for Pinnacle common stock and BNC common stock on (i) January 20, 2017, the last trading day before the public announcement of the execution of the merger agreement, and (ii) April 12, 2017 the latest practicable date prior to the date of this joint proxy statement/prospectus. This table also shows in the column entitled “Equivalent Price per BNC Share” the closing price of a share of Pinnacle common stock on that date, multiplied by the exchange ratio of 0.5235. Based on the 20-day trailing average closing price of Pinnacle’s common stock on the NASDAQ as of January 20, 2017, the last trading day before the public announcement of the execution of the merger agreement, the exchange ratio represented approximately $35.70 in value for each share of BNC common stock.

The following table shows only historical comparisons. No assurance can be given as to what the market price of the Pinnacle common stock will be when the merger is completed or any time thereafter. Because the market value of Pinnacle common stock will fluctuate after the date of this joint proxy statement/prospectus, no assurance can be given as to the value a share of Pinnacle common stock will have when received by a BNC shareholder. BNC shareholders and Pinnacle shareholders are advised to obtain current market quotations for BNC common stock and Pinnacle common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to approve the proposals contained in this joint proxy statement/prospectus.

Date	Pinnacle Common Stock	BNC Common Stock	Equivalent Price per BNC Share
January 20, 2017	$63.30	$33.20	$33.14
April 12, 2017	$62.45	$32.80	$32.69

Pinnacle

The following table sets forth, for the periods indicated, the high and low sales prices of Pinnacle common stock and cash dividends paid per share of Pinnacle common stock for the periods indicated.

	High	Low	Cash Dividends Paid Per Share
2017
First Quarter	$71.55	$61.07	$0.14
Second Quarter (through April 12, 2017)	66.60	61.80	0.00
2016
First Quarter	$52.82	$43.32	$0.14
Second Quarter	52.54	44.61	0.14
Third Quarter	57.39	46.82	0.14
Fourth Quarter	71.85	49.40	0.14
2015
First Quarter	$45.31	$35.01	$0.12
Second Quarter	55.43	43.44	0.12
Third Quarter	56.00	44.86	0.12
Fourth Quarter	57.99	46.25	0.12

As of [                    ], 2017, the last practicable date prior to the printing of this document, there were [            ] shares of Pinnacle common stock issued and outstanding and approximately [            ] shareholders of record.

The principal source of Pinnacle’s cash flow, including cash flow to pay interest to holders of its subordinated debentures and subordinated notes, and any dividends payable to shareholders, are dividends that Pinnacle Bank pays to Pinnacle as its sole shareholder. The ability of Pinnacle Bank to pay dividends to Pinnacle, as well as Pinnacle’s ability to pay dividends to its shareholders, will continue to be subject to and limited by the results of operations of Pinnacle Bank and by certain legal and regulatory restrictions. Accordingly, there can be no assurance that Pinnacle will continue to pay dividends to its shareholders in the future. See “Supervision and Regulation—Payment of Dividends” in Pinnacle’s Annual Report on Form 10-K, and the Risk Factor entitled “Our ability to declare and pay dividends is limited” in Pinnacle’s Annual Report on Form 10-K which is incorporated by reference into this joint proxy statement/prospectus, for additional information about limitations on Pinnacle’s and Pinnacle Bank’s ability to declare and pay dividends. See “Where You Can Find More Information” beginning on page 152.

BNC

The following table sets forth, for the periods indicated, the high and low sales prices of BNC common stock and cash dividends paid per share of BNC common stock for the periods indicated.

	High	Low	Cash Dividends Paid Per Share
2017
First Quarter	$37.15	$30.31	$0.05
Second Quarter (through April 12, 2017)	35.17	32.50	0.00
2016
First Quarter	$25.33	$19.45	$0.05
Second Quarter	24.13	20.55	0.05
Third Quarter	25.43	21.90	0.05
Fourth Quarter	33.05	23.65	0.05
2015
First Quarter	$18.24	$15.52	$0.05
Second Quarter	19.48	17.67	0.05
Third Quarter	23.32	18.92	0.05
Fourth Quarter	26.29	21.52	0.05

As of [                    ], 2017, the last practicable date prior to the printing of this document, there were [            ] shares of BNC common stock issued and outstanding and approximately [            ] shareholders of record.

The ability of BNC Bank to pay dividends to BNC, as well as BNC’s ability to pay dividends to its shareholders, is also subject to and limited by certain legal and regulatory restrictions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including the annexes hereto and the documents incorporated by reference herein, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements represent Pinnacle’s and BNC’s expectations or predictions concerning the future and are subject to risks and uncertainties. Actual operating results and financial positions may differ materially from the forward-looking statements. Such forward-looking statements can generally be identified by the use of forward-looking terminology such as “expect”, “anticipate”, “goal”, “intend”, “plan”, “believe”, “should”, “seek” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. You should note that the discussion of Pinnacle’s and BNC’s reasons for the merger contain many forward-looking statements that describe beliefs, assumptions, expectations and estimates of the board or management of each of Pinnacle and BNC and public sources as of the indicated dates and those assumptions, expectations and estimates may have changed as of the date of this joint proxy statement/prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

The ability to predict results or the actual effects of the combined company’s plans and strategies is inherently uncertain. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements, include, but are not limited to, those identified in the section of this joint proxy statement/prospectus titled “Risk Factors” beginning on page 35 of this joint proxy statement/prospectus and the following:

•	the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized;

•	disruption from the merger with customers, suppliers or employees or other business partners’ relationships;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the risk of successful integration of the two companies’ business;

•	a material adverse change in the financial condition of Pinnacle or BNC;

•	loan losses that exceed the level of allowance for loan losses of the combined company;

•	lower than expected revenue following the merger;

•	Pinnacle’s ability to manage the combined company’s growth;

•	the risks inherent or associated with a merger or acquisition, like the merger;

•	general economic conditions, either nationally, in Tennessee, North Carolina, South Carolina or Virginia or in certain MSAs in those states that are less favorable than expected resulting in, among other things, a deterioration of the quality of the combined company’s loan portfolio and the demand for its products and services;

•	the failure to obtain the necessary approvals by Pinnacle and BNC shareholders;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the ability to obtain required governmental approvals of the merger and for such approvals to not be revoked;

•	reputational risk and the risk of adverse reaction of Pinnacle’s, Pinnacle Bank’s, BNC’s and BNC Bank’s customers, suppliers, employees or other business partners to the merger;

•	the failure of the closing conditions to be satisfied or any unexpected delay in closing the merger;

•	the risk that the integration of Pinnacle’s and BNC’s operations will be materially delayed or will be more costly or difficult than expected;

•	the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger or related to the merger;

•	increased competition with other financial institutions;

•	continuation of the historically low short-term interest rate environment;

•	rapid fluctuations or unanticipated changes in interest rates on loans or deposits;

•	inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels or regulatory agencies in connection with those agencies’ approval of the merger;

•	the possibility that the incremental cost and/or decreased revenues associated with exceeding $10 billion in assets will exceed current estimates;

•	changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers (like BHG, in which Pinnacle owns a 49% interest), including regulatory or legislative developments; and

•	general competitive, economic, political and market conditions.

Additional factors which could affect the forward-looking statements are identified elsewhere in this document and discussed in the reports filed with the SEC by each of Pinnacle and BNC. See “Where You Can Find More Information” beginning on page 152. The timing and occurrence or non-occurrence of events may be subject to circumstances beyond Pinnacle’s or BNC’s control.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Pinnacle and BNC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference into this joint proxy statement/prospectus. Except to the extent required by applicable law, Pinnacle and BNC do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions, or events that occur after the date the forward-looking statements are made. All written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to Pinnacle, BNC, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. Additional risks and uncertainties not presently known to Pinnacle or BNC that are not currently believed to be important to you, if they materialize, also may adversely affect the merger, the merger agreement, the transactions contemplated thereby and Pinnacle as the ultimate surviving company in the mergers.

In addition, Pinnacle’s and BNC’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Pinnacle, in its Annual Report on Form 10-K for the year ended December 31, 2016, and in the case of BNC, in its Annual Report on Form 10-K for the year ended December 31, 2016, each of which are incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 152.

Risks Factors Relating to the Mergers

Because the market price of Pinnacle common stock may fluctuate, BNC shareholders cannot be sure of the exact value of shares of Pinnacle common stock they may receive.

Upon completion of the merger, outstanding shares of BNC common stock will be converted into the merger consideration consisting of shares of Pinnacle common stock as provided in the merger agreement. While the number of shares of Pinnacle common stock that holders of BNC common stock may receive as the merger consideration for each share of BNC common stock is fixed, the value of these shares of Pinnacle common stock may fluctuate depending on the price per share of Pinnacle common stock at the time the shares of Pinnacle common stock are actually received by BNC shareholders. The closing price of Pinnacle common stock on the date that the BNC shareholder actually receives the shares of such Pinnacle common stock after consummation of the merger may vary from the closing price of Pinnacle common stock on the date that BNC and Pinnacle announced the merger, on the date that this joint proxy statement/prospectus is being mailed to BNC shareholders, and on the date of the BNC special meeting. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Pinnacle’s business, operations and prospects, and regulatory considerations, changes in estimates or recommendations by securities analysts or rating agencies, announcements of strategic developments, acquisitions, dispositions, financings and other material events by Pinnacle or its competitors among other things. Many of these factors are beyond the control of Pinnacle or BNC. Accordingly, at the time of the BNC special meeting, because of the above timing differences, BNC shareholders will not be able to calculate the exact value of Pinnacle common stock they will receive upon consummation of the merger.

The market price for Pinnacle common stock may be affected by factors different from those that historically have affected BNC.

Upon completion of the merger, holders of BNC common stock will become holders of Pinnacle common stock. Pinnacle’s businesses differ from those of BNC, and accordingly the results of operations of Pinnacle will be affected by some factors that are different from those currently affecting the results of operations of BNC. For a discussion of the businesses of Pinnacle and BNC and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” beginning on page 52 of this joint proxy statement/prospectus and the documents incorporated herein by reference and referred to under the section entitled “Where You Can Find More Information” beginning on page 152, including, in particular, in the section entitled “Risk Factors” in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2016.

Pinnacle may not be able to successfully integrate BNC or to realize the anticipated benefits of the merger.

Pinnacle can provide no assurance that the mergers and the bank merger will be consummated. In the event that the mergers and the bank merger are consummated, a successful integration of BNC’s operations with Pinnacle’s operations will depend substantially on Pinnacle’s ability to consolidate operations, corporate cultures, systems and procedures and to eliminate redundancies and costs. Pinnacle may not be able to combine its operations with the operations of BNC without encountering difficulties, such as:

•	the loss of key employees;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	loan and deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit Pinnacle’s successful integration of BNC.

Further, Pinnacle entered into the merger agreement with the expectation that the mergers and the bank merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, cost savings and operating efficiencies. Achieving the anticipated benefits of the mergers and the bank merger is subject to a number of uncertainties, including whether Pinnacle integrates BNC in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits on the anticipated timeframe, or at all, could result in a reduction in the price of Pinnacle’s common stock as well as in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy that could materially and adversely affect Pinnacle’s business, financial condition and operating results. Additionally, upon consummation of the mergers and the bank merger Pinnacle will make fair value estimates of certain assets and liabilities of BNC in recording the mergers and the bank merger. Actual values of these assets and liabilities could differ from Pinnacle’s estimates, which could result in Pinnacle not achieving the anticipated benefits of the mergers and the bank merger. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

BNC shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

After consummation of the merger, BNC shareholders are expected to own a significantly smaller percentage of Pinnacle than they currently own of BNC. Based on the number of shares of Pinnacle common stock outstanding as of [            ], 2017, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, we expect that BNC shareholders as of immediately prior to the closing of the merger will hold, in the aggregate, approximately [    ]% of the issued and outstanding shares of Pinnacle common stock immediately following the closing of the merger (without giving effect to any shares of Pinnacle common stock held by BNC shareholders prior to the merger). Additionally, former BNC directors, following the consummation of the merger, initially will hold four seats on Pinnacle’s board of directors. Consequently, BNC shareholders likely will be able to exercise less influence over the management policies of Pinnacle than they currently exercise over the management and policies of BNC.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Pinnacle expects to incur significant costs associated with combining the operations of BNC with its operations. Pinnacle just recently began collecting information in order to formulate detailed integration plans to deliver anticipated cost savings. Additional unanticipated costs may be incurred in the integration of Pinnacle’s business with the business of BNC. Although Pinnacle expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Whether or not the merger is consummated, each of Pinnacle and BNC will incur substantial expenses, such as legal, accounting and financial advisory fees, in pursuing the merger which will adversely impact its earnings. Completion of the merger is conditioned upon satisfaction or waiver of the customary closing conditions described elsewhere in this joint proxy statement/prospectus.

Combining Pinnacle and BNC may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the mergers and the bank merger may not be realized.

Pinnacle and BNC have operated and, until the completion of the mergers and the bank merger, will continue to operate, independently. The success of the mergers and the bank merger, including anticipated benefits and cost savings, will depend, in part, on Pinnacle’s ability to successfully combine and integrate the businesses of Pinnacle and BNC in a manner that permits growth opportunities, and does not materially disrupt existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses, or inconsistencies in standards, controls, procedures, and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors, and employees or to achieve the anticipated benefits and cost savings of the mergers and the bank merger. The loss of key employees could adversely affect Pinnacle’s and BNC’s ability to successfully conduct their respective businesses, which could have an adverse effect on Pinnacle’s and BNC’s respective financial results and the value of its common stock. If Pinnacle experiences difficulties with the integration process and attendant systems conversion, the anticipated benefits of the mergers and the bank merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Pinnacle and/or BNC to lose customers or cause customers to remove their accounts from Pinnacle and/or BNC and move their business to competing financial institutions. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of BNC and Pinnacle during this transition period and for an undetermined period after completion of the mergers and the bank merger on the combined company. In addition, the actual cost savings of the mergers and the bank merger could be less than anticipated.

Failure to complete the merger could negatively affect the stock price and the future business and financial results of Pinnacle or BNC.

If the merger is not completed, Pinnacle’s and BNC’s respective businesses may be adversely affected by the failure to pursue other beneficial opportunities due to the focus of their respective management teams on the merger, without realizing any of the anticipated benefits of completing the merger. In addition, the market price of Pinnacle or BNC common stock might decline to the extent that the current market prices of each company reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Pinnacle may be required to pay a termination fee of $66.0 million to BNC and BNC may be required to pay a termination fee of $66.0 million to Pinnacle. For additional information, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 119.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire BNC.

Until the consummation of the merger, with some exceptions, BNC is prohibited from soliciting, initiating, knowingly facilitating or encouraging, or participating in any discussion, negotiation or activity regarding an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Pinnacle. In addition, BNC has agreed to pay a termination fee of $66.0 million to Pinnacle if the merger agreement is terminated under certain circumstances, including a change of recommendation of BNC or the BNC board of directors. See “The Merger Agreement—Termination Fee” beginning on page 120. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of BNC from considering or proposing such an acquisition that might result in greater value to BNC’s shareholders than the merger, or may result in a potential competing acquirer proposing to pay a lower per share price to acquire BNC than it might otherwise have proposed to pay.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled or waived in order to complete the merger. Those conditions include: the approval of the BNC merger proposal by BNC shareholders, the approval of the Pinnacle share issuance proposal by Pinnacle shareholders, the accuracy of representations and warranties under the merger agreement (subject to the materiality standards set forth in the merger agreement), Pinnacle’s and BNC’s performance of their respective obligations under the merger agreement in all material respects and each of Pinnacle’s and BNC’s receipt of a tax opinion to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after shareholder approval, and Pinnacle or BNC may elect to terminate the merger agreement in certain other circumstances. If the merger agreement is terminated under certain circumstances, Pinnacle or BNC may be required to pay a termination fee of $66.0 million to the other party. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 120 for a fuller description of these circumstances.

Certain executive officers and directors of BNC have interests in the merger different from, or in addition to, the interests of BNC shareholders.

Certain of BNC’s existing directors and executive officers have interests in the merger that are different from, or in addition to, the interests of BNC’s shareholders generally. For example, certain BNC executive officers have agreements that provide for payments following the consummation of the merger as the merger will be considered a change in control for purposes of these agreements. The BNC board of directors was aware of these interests when it approved and adopted the merger agreement. See “The Merger—Interests of BNC Executive Officers and Directors in the Merger” beginning on page 97.

The actual financial positions and results of operations of Pinnacle and BNC may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The pro forma financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what the combined company’s financial position or results of operations would have been had the transactions been completed on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Pinnacle and BNC, and certain adjustments and assumptions have been made regarding the combined businesses after giving effect to the transactions. The assets and liabilities of BNC have been measured at fair value based on various preliminary estimates using assumptions that management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial data and the combined company’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial data may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the closing. Any potential decline in Pinnacle’s or BNC’s financial condition or results of operations may cause significant variations in Pinnacle’s or BNC’s share price.

BNC and Pinnacle are subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers and other persons with whom BNC, BNC Bank, Pinnacle and/or Pinnacle Bank has a business relationship may delay or defer certain business decisions or might seek to terminate, change or renegotiate their relationships with BNC, BNC Bank, Pinnacle and/or Pinnacle Bank, as the case may be, as a result of the merger, which could negatively affect BNC’s, and/or Pinnacle’s respective revenues, earnings and cash flows, as well as the market price of BNC’s or Pinnacle’s common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of BNC and Pinnacle is subject to certain restrictions on its business prior to completing the merger, which may adversely affect each party’s ability to execute certain of its business strategies, including the ability in certain cases to acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect BNC’s or Pinnacle’s businesses and operations prior to the completion of the merger.

Shares of Pinnacle common stock to be received by BNC shareholders as a result of the merger will have rights different from the shares of BNC common stock.

Upon completion of the merger, the rights of former BNC shareholders who receive Pinnacle common stock will be governed by Pinnacle’s charter, Pinnacle’s bylaws and by Tennessee corporate law. The rights associated with Pinnacle common stock and the terms of the TBCA are different from the rights associated with BNC common stock and the terms of the NCBCA, which currently govern the rights of BNC shareholders. Please see the section entitled “Comparison of Shareholders’ Rights” beginning on page 141 for a discussion of the different rights associated with Pinnacle common stock.

The opinions of Pinnacle’s and BNC’s financial advisors delivered to the parties’ respective boards of directors prior to the parties’ signing of the merger agreement will not reflect any changes in circumstances following the date of such opinions.

The fairness opinions of Pinnacle’s and BNC’s financial advisors to the parties’ respective boards of directors were delivered on and dated January 22, 2017. Changes in the operations and prospects of Pinnacle or BNC, general market and economic conditions and other factors that may be beyond the control of Pinnacle or BNC may significantly alter the value of BNC or Pinnacle or the prices of the shares of Pinnacle common stock or BNC common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions.

BNC shareholders will not be entitled to dissenters’ or appraisal rights in the merger.

Dissenters’ or appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the NCBCA, dissenters’ rights are not available to holders of shares of any class or series of shares that are traded in an organized market and has at least 2,000 shareholders and a market value of at least $20,000,000. Because BNC common stock is traded on the NASDAQ, an organized market, and has at least 2,000 shareholders and a market value of at least $20,000,000, BNC shareholders will not be entitled to dissenters’ rights in the merger under applicable North Carolina law.

THE PINNACLE SPECIAL MEETING

This section contains information for Pinnacle shareholders about the special meeting that Pinnacle has called to allow its shareholders to consider and vote on the issuance of shares of Pinnacle common stock in connection with the merger. Pinnacle is mailing this joint proxy statement/prospectus to Pinnacle shareholders on or about [                    ], 2017. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of Pinnacle shareholders and a form of proxy card that the Pinnacle board of directors is soliciting for use at the special meeting and at any postponements or adjournments of the special meeting.

Date, Time, and Place of Meeting

The special meeting of Pinnacle shareholders will be held at Pinnacle’s headquarters at 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201 at [                    ], Central Time, on [                    ], 2017. On or about [                    ], 2017, Pinnacle commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy card to its shareholders entitled to vote at the Pinnacle special meeting.

Matters to Be Considered

At the Pinnacle special meeting, Pinnacle shareholders will be asked to consider and vote upon the Pinnacle share issuance proposal and the Pinnacle adjournment proposal.

Recommendation of the Pinnacle Board of Directors

The Pinnacle board of directors unanimously recommends that you vote “FOR” the Pinnacle share issuance proposal and “FOR” the Pinnacle adjournment proposal.

Pinnacle Record Date and Quorum

The Pinnacle board of directors has fixed the close of business on [                    ], 2017, as the record date for determining the holders of Pinnacle common stock entitled to receive notice of and to vote at the Pinnacle special meeting.

As of the Pinnacle record date, there were [            ] shares of Pinnacle common stock outstanding and entitled to vote at the Pinnacle special meeting held by approximately [            ] holders of record. Each share of Pinnacle common stock entitles the holder to one vote at the Pinnacle special meeting on each proposal to be considered at the Pinnacle special meeting.

The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on the Pinnacle share issuance proposal to be voted on at the Pinnacle special meeting constitutes a quorum for transacting business at the Pinnacle special meeting. All shares of Pinnacle common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Pinnacle special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

Pinnacle share issuance proposal:

•	Standard: Approval of the Pinnacle share issuance proposal requires that the votes cast in favor of the proposal at the Pinnacle special meeting exceed the votes cast opposing the proposal at the Pinnacle special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Pinnacle special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Pinnacle share issuance proposal, so long as a quorum is present, it will have no effect on the proposal.

Pinnacle adjournment proposal:

•	Standard: Approval of the Pinnacle adjournment proposal requires that the votes cast in favor of the proposal at the Pinnacle special meeting exceed the votes cast opposing the proposal at the Pinnacle special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Pinnacle special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the Pinnacle adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Shares Held by Officers and Directors

As of the Pinnacle record date, the directors and executive officers of Pinnacle and their affiliates collectively beneficially owned, and were entitled to vote, [            ] shares of Pinnacle common stock, representing approximately [    ]% of the shares of Pinnacle common stock outstanding on that date. In connection with the execution of the merger agreement, each of the directors and executive officers of Pinnacle executed a shareholder support agreement pursuant to which they agreed, among other things, to vote their shares of Pinnacle common stock for the approval of the Pinnacle share issuance proposal and for the approval of the Pinnacle adjournment proposal. As of the Pinnacle record date, excluding shares held in fiduciary or agency capacity, BNC and its subsidiaries did not own any shares of Pinnacle common stock.

Voting of Proxies; Incomplete Proxies

A Pinnacle shareholder may vote by proxy or in person at the Pinnacle special meeting. If you hold your shares of Pinnacle common stock in your name as a shareholder of record, to submit a proxy, you, as a Pinnacle shareholder, may use one of the following methods:

•	by telephone: by calling the toll-free number indicated on your proxy card and following the recorded instructions;

•	through the Internet: by visiting the website indicated on your proxy card and following the instructions; or

•	complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Pinnacle requests that Pinnacle shareholders vote by telephone, over the Internet, or by completing and signing the accompanying proxy card and returning it to Pinnacle as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Pinnacle common stock represented by it will be voted at the Pinnacle special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Pinnacle common stock represented by the proxy card will be voted “FOR” the Pinnacle share issuance proposal and “FOR” the Pinnacle adjournment proposal in accordance with the recommendation of the Pinnacle board of directors.

Every Pinnacle shareholder’s vote is important. Accordingly, each Pinnacle shareholder should sign, date, and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the Pinnacle shareholder plans to attend the Pinnacle special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of Pinnacle common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a bank, broker or other nominee that are represented at the Pinnacle special meeting, but with respect to which the bank, broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal. If your bank, broker or other nominee holds your shares of Pinnacle common stock in “street name,” your bank, broker or other nominee will vote your shares of Pinnacle common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus. Pinnacle believes that the Pinnacle share issuance proposal and the Pinnacle adjournment proposal are “non-routine” proposals and your bank, broker or other nominee may not vote your shares of Pinnacle common stock without your specific voting instructions.

Revocability of Proxies and Changes to a Pinnacle Shareholder’s Vote

You have the power to change your vote at any time before your shares of Pinnacle common stock are voted at the Pinnacle special meeting by:

•	signing and returning a proxy card with a later date;

•	delivering a written revocation letter to Pinnacle’s corporate secretary at 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201;

•	attending the Pinnacle special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting; or

•	voting by telephone or the Internet at a later time than the time at which you first voted.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the Pinnacle special meeting.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Pinnacle Financial Partners, Inc.

150 Third Avenue South, Suite 900

Nashville, Tennessee 37201

Attention: Corporate Secretary

If you have instructed a bank, broker or other nominee to vote your shares of Pinnacle common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers, and employees of Pinnacle may solicit proxies by personal interview, telephone, or electronic mail. Pinnacle reimburses brokerage houses, custodians, nominees, and fiduciaries for their expenses in forwarding proxies and proxy material to their principals. Pinnacle’s directors, officers and employees will not be paid any additional amounts for soliciting proxies. Pinnacle has retained [            ] to assist in the solicitation of proxies, which firm will, by agreement, receive compensation of $[            ], plus expenses, for these services. Pinnacle will bear the entire cost of soliciting proxies from you.

Attending the Pinnacle Special Meeting

All Pinnacle shareholders as of the Pinnacle record date may attend the Pinnacle special meeting. Since seating is limited, admission to the Pinnacle special meeting will be on a first-come, first-served basis. Registration and seating will begin at [            ], Central Time.

If you hold your shares of Pinnacle common stock in your name as a shareholder of record and you wish to attend the Pinnacle special meeting, please bring evidence of your share ownership, such as your most recent account statement, to the Pinnacle special meeting. You should also bring a valid picture identification.

If your shares of Pinnacle common stock are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Pinnacle special meeting, you must obtain a legal proxy from the bank, broker or other holder of record and you will need to bring a copy of a bank or brokerage statement to the Pinnacle special meeting reflecting your stock ownership as of the Pinnacle record date. You should also bring a valid picture identification. Pinnacle reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the Pinnacle special meeting is prohibited without Pinnacle’s express written consent.

Delivery of Proxy Materials to Shareholders Sharing an Address

The SEC has adopted rules that permit companies to mail a single proxy statement to two or more shareholders sharing the same address. This practice is known as “householding.” Householding provides greater convenience to shareholders and saves Pinnacle money by reducing excess printing costs. You may have been identified as living at the same address as another Pinnacle shareholder. If this is the case, and unless Pinnacle receives contrary instructions from you, Pinnacle will continue to “household” your proxy statement for the reasons stated above.

If you are a Pinnacle shareholder or a beneficial owner at a shared address to which a single copy of this joint proxy statement/prospectus has been delivered, and you would like to receive your own copy of this joint proxy statement/prospectus, you may obtain it electronically from Pinnacle’s website (www.pnfp.com) by selecting the tab entitled “Investor Relations” under the tab “About Pinnacle” and then the tab entitled “SEC Filings”; by contacting the Investor Relations department of Pinnacle by phone (615-744-3700); or by writing to the Investor Relations department of Pinnacle and indicating that you are a shareholder at a shared address and would like an additional copy of the document.

Assistance

If you need assistance in completing your proxy card, have questions regarding Pinnacle’s special meeting, or would like additional copies of this joint proxy statement/prospectus, please contact Pinnacle Investor Relations at (615) 744-3700 or Pinnacle’s proxy solicitor, [            ], at the following address or phone number: [            ].

PINNACLE PROPOSALS

PROPOSAL NO. 1: PINNACLE SHARE ISSUANCE PROPOSAL

Pinnacle is asking its shareholders to approve the issuance of shares of Pinnacle common stock in connection with the merger pursuant to the merger agreement. Holders of Pinnacle common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes and the documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information concerning the merger agreement and the mergers, the bank merger and the other transactions contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Pinnacle board of directors adopted the merger agreement and approved the mergers, the bank merger and the issuance of Pinnacle common stock in the merger pursuant to the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the mergers, the bank merger and the share issuance, to be advisable and in the best interests of Pinnacle. See “The Merger—Pinnacle’s Reasons for the Merger; Recommendation of the Pinnacle Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Pinnacle board of directors’ recommendation.

The Pinnacle board of directors unanimously recommends a vote “FOR” the Pinnacle share issuance proposal.

PROPOSAL NO. 2: PINNACLE ADJOURNMENT PROPOSAL

The Pinnacle special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Pinnacle share issuance proposal.

If, at the Pinnacle special meeting, the number of shares of Pinnacle common stock present or represented and voting in favor of the Pinnacle share issuance proposal is insufficient to approve such proposal, Pinnacle intends to move to adjourn the Pinnacle special meeting in order to solicit additional proxies for the approval and adoption of the merger agreement. Additionally, in accordance with Pinnacle’s bylaws, in the absence of a quorum, the Pinnacle special meeting may also be adjourned from time to time by a vote of a majority of the votes cast on the motion to adjourn.

In this proposal, Pinnacle is asking its shareholders to authorize the holder of any proxy solicited by the Pinnacle board of directors on a discretionary basis to vote in favor of adjourning the Pinnacle special meeting to another time and place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies, including the solicitation of proxies from Pinnacle shareholders who have previously voted.

The Pinnacle board of directors unanimously recommends a vote “FOR” the Pinnacle adjournment proposal.

THE BNC SPECIAL MEETING

Date, Time, and Place of Meeting

The special meeting of BNC shareholders will be held on [            ], 2017 at [[            ] a./p.]m., Eastern Time, at [            ].

Matters to Be Considered

At the BNC special meeting, BNC shareholders will be asked to consider and vote upon the following matters:

•	the BNC merger proposal;

•	the BNC compensation proposal; and

•	the BNC adjournment proposal.

Recommendation of the BNC Board of Directors

The BNC board of directors has determined that transactions contemplated by the merger agreement, including the mergers and the bank merger, each on the terms and conditions set forth in the merger agreement, are in the best interests of BNC and its shareholders and has approved and adopted the merger agreement. The BNC board of directors unanimously recommends that BNC shareholders vote “FOR” the BNC merger proposal, “FOR” the BNC compensation proposal, and “FOR” the BNC adjournment proposal. See “The Merger—BNC’s Reasons for the Merger; Recommendation of the BNC Board of Directors” for a more detailed discussion of the BNC board of directors’ recommendation.

BNC Record Date and Quorum

The BNC board of directors has fixed the close of business on [                    ], 2017 as the record date for determining the BNC shareholders entitled to receive notice of and to vote at the BNC special meeting.

As of the BNC record date, there were [            ] shares of BNC voting common stock outstanding and entitled to vote at the BNC special meeting held by approximately [            ] holders of record. Each share of BNC voting common stock entitles the holder to one vote at the BNC special meeting on each proposal to be considered at the BNC special meeting.

The presence at the BNC special meeting, in person or by proxy, of holders of a majority of the outstanding shares of BNC voting common stock entitled to vote at the BNC special meeting will constitute a quorum for the transaction of business. All shares of BNC voting common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the BNC special meeting, including any adjournment thereof (unless a new record date is or must be set for the adjourned meeting).

Vote Required; Treatment of Abstentions and Failure to Vote

BNC merger proposal:

•	Vote required: Approval and adoption of the BNC merger proposal requires the affirmative vote of a majority of all the votes entitled to be cast by the holders of outstanding shares of BNC voting common stock.

•	Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy, or fail to instruct your bank, broker or other nominee with respect to the BNC merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

BNC compensation proposal:

•	Vote required: Approval of the BNC compensation proposal requires that the votes cast in favor of the proposal at the BNC special meeting exceed the votes cast opposing the proposal at the BNC special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the BNC special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the BNC compensation proposal, so long as a quorum is present, it will have no effect on the proposal.

BNC adjournment proposal:

•	Vote required: Approval of the BNC adjournment proposal requires that the votes cast in favor of the proposal at the BNC special meeting exceed the votes cast opposing the proposal at the BNC special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the BNC special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the BNC adjournment proposal, so long as a quorum is present, it will have no effect on the proposal.

Shares Held by Officers and Directors

As of the BNC record date, the directors and executive officers of BNC and their affiliates collectively beneficially owned and were entitled to vote [            ] shares of BNC voting common stock, representing approximately [    ]% of the outstanding shares of BNC voting common stock, including [            ] shares subject to options currently exercisable but not exercised. In connection with the execution of the merger agreement, each of the directors and executive officers of BNC executed a shareholder support agreement pursuant to which they agreed, among other things, to vote their shares of BNC voting common stock for the approval of the BNC merger proposal. As of the BNC record date, excluding shares held in fiduciary or agency capacity, Pinnacle and its subsidiaries did not own any shares of BNC common stock.

Voting of Proxies; Incomplete Proxies

Each copy of this joint proxy statement/prospectus mailed to BNC shareholders is accompanied by a form of proxy card with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the BNC special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or nominee how to vote in accordance with the instructions you have received from your bank, broker or nominee.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF BNC COMMON STOCK YOU OWN. Accordingly, each BNC shareholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the BNC shareholder plans to attend the BNC special meeting in person.

All shares represented by valid proxies that BNC receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the

BNC merger proposal, “FOR” the BNC compensation proposal, and “FOR” the BNC adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the BNC special meeting or at any adjournment or postponement of the BNC special meeting. However, if other business properly comes before the BNC special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in “Street Name”; Broker Non-Votes

Under stock exchange rules, banks, brokers, and other nominees who hold shares of BNC voting common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a bank, broker or other nominee that are represented at the BNC special meeting, but with respect to which the bank, broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal. If your bank, broker or other nominee holds your shares of BNC voting common stock in “street name,” your bank, broker or other nominee will vote your shares of BNC voting common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus. BNC believes that the BNC merger proposal, BNC compensation proposal and BNC adjournment proposal are “non-routine” proposals and your bank, broker or other nominee can vote your shares of BNC common stock only with your specific voting instructions.

Revocability of Proxies and Changes to a BNC Shareholder’s Vote

If you hold your shares of BNC voting common stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to BNC’s Secretary, (3) attending the BNC special meeting in person, notifying the Secretary, and voting by ballot at the special meeting, or (4) voting by telephone or the Internet at a later time.

Any shareholder entitled to vote in person at the BNC special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying BNC’s corporate secretary) of a shareholder at the BNC special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy card should be addressed to:

BNC Bancorp

3980 Premier Drive, Suite 210

High Point, North Carolina 27265

Attention: Secretary

If your shares of BNC voting common stock are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or nominee regarding the revocation of proxies.

Participants in the BNC 401(k) Plan

If you hold BNC voting common stock through the BNC 401(k) Plan, you will receive information and separate instructions about how to vote. Under the terms of the BNC 401(k) Plan, all shares held by the plans are voted by the trustee, but each participant may direct the trustee on how to vote the shares of BNC voting common stock allocated to his or her account. Unallocated shares and allocated shares for which no timely voting instructions are received will be voted by the trustee on each proposal in the same proportion as shares for which it has received timely voting instructions.

Participants in the BNC Dividend Reinvestment Plan

If you participate in the BNC Dividend Reinvestment Plan, your proxy will represent the number of shares registered in your name and the number of shares credited to your BNC Dividend Reinvestment Plan account.

Solicitation of Proxies

BNC is soliciting your proxy in connection with the merger. BNC will bear the cost of soliciting proxies from you. In addition to solicitation of proxies by mail, BNC will request that banks, brokers, nominees and other record holders send proxies and proxy material to the beneficial owners of BNC common stock and secure their voting instructions. BNC has also made arrangements with [            ] to assist it in soliciting proxies and has agreed to pay [            ] approximately $[            ] plus reasonable expenses for these services.

Attending the BNC Special Meeting

All holders of BNC voting common stock, including holders of record and shareholders who hold their shares through banks, brokers, nominees, or any other shareholder of record, are invited to attend the BNC special meeting. Shareholders of record of BNC voting common stock can vote in person at the BNC special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a bank, broker or other nominee, to be able to vote in person at the BNC special meeting. If you plan to attend the BNC special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. BNC reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices, or any similar equipment during the BNC special meeting is prohibited without BNC’s express written consent.

Delivery of Proxy Materials to Shareholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple shareholders of BNC sharing an address unless BNC has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” Shareholders who hold their shares in “street name” can request further information on householding through their banks, brokers, nominees or other holders of record. On written or oral request to Drema Michael, BNC’s Director of Corporate and Investor Relations, by mail at 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, or by phone at (336) 802-5204, BNC will deliver promptly a separate copy of this document to a shareholder at a shared address to which a single copy of the document was delivered.

Assistance

If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus, or need help voting your shares of BNC voting common stock, please contact Drema Michael, BNC’s Director of Corporate and Investor Relations, at (336) 802-5204, or BNC’s proxy solicitor, [            ], at [            ] or toll-free at [            ].

BNC PROPOSALS

PROPOSAL NO. 1: BNC MERGER PROPOSAL

BNC is asking its shareholders to approve and adopt the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger. BNC shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes and the documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information concerning the merger agreement, the mergers, the bank merger and the other transaction contemplated thereby. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the BNC board of directors determined that the transactions contemplated by the merger agreement, including the mergers and the bank merger, each on the terms and conditions set forth in the merger agreement, are in the best interests of BNC and its shareholders. Please see “The Merger—BNC’s Reasons for the Merger; Recommendation of the BNC Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the BNC board of directors’ recommendation.

The BNC board of directors unanimously recommends that BNC shareholders vote “FOR” the BNC merger proposal.

PROPOSAL NO. 2: BNC COMPENSATION PROPOSAL

Pursuant to the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act, BNC is seeking non-binding, advisory approval from its shareholders of the compensation of BNC’s named executive officers that is based on or otherwise relates to the merger, as disclosed in “The Merger—Interests of BNC’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to BNC’s Named Executive Officers in Connection with the Merger.” The proposal gives BNC shareholders the opportunity to express their views on the merger-related compensation of BNC’s named executive officers. Accordingly, BNC is requesting its shareholders to adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to BNC’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of BNC’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to BNC’s Named Executive Officers in Connection with the Merger,” are hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger, and the vote with respect to this proposal is advisory only and will not be binding on Pinnacle or BNC. If the merger is completed, the merger-related compensation may be paid to BNC’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if BNC shareholders fail to approve the advisory vote regarding merger-related compensation.

The BNC board of directors unanimously recommends that BNC shareholders vote “FOR” the BNC compensation proposal.

PROPOSAL NO. 3: BNC ADJOURNMENT PROPOSAL

The BNC special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the BNC merger proposal.

If, at the BNC special meeting, the number of shares of BNC voting common stock present or represented and voting in favor of the BNC merger proposal is insufficient to approve such proposal, BNC intends to move to adjourn the BNC special meeting in order to solicit additional proxies for the approval and adoption of the merger agreement. Additionally, in accordance with BNC amended and restated bylaws (which we refer to as “BNC’s bylaws”), in the absence of a quorum, the BNC special meeting may also be adjourned from time to time by a vote of a majority of the votes cast on the motion to adjourn.

In this proposal, BNC is asking its shareholders to authorize the holder of any proxy solicited by the BNC board of directors on a discretionary basis to vote in favor of adjourning the BNC special meeting to another time and place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies, including the solicitation of proxies from BNC shareholders who have previously voted.

The BNC board of directors unanimously recommends that BNC shareholders vote “FOR” the BNC adjournment proposal.

INFORMATION ABOUT THE COMPANIES

Pinnacle

Pinnacle Financial Partners, Inc.

150 Third Avenue South, Suite 900

Nashville, Tennessee 37201

Phone: (615) 744-3700

Pinnacle, a financial holding company under the laws of the United States, is a Tennessee corporation that was incorporated on February 28, 2000. Pinnacle is the parent company of Pinnacle Bank and owns 100% of the capital stock of Pinnacle Bank. The primary business of Pinnacle is conducted by Pinnacle Bank. Pinnacle and Pinnacle Bank also collectively hold a 49% interest in Bankers Healthcare Group, LLC, a full-service commercial loan provider to healthcare and other professional practices. As of December 31, 2016, Pinnacle had total consolidated assets of approximately $11.195 billion, total deposits of approximately $8.759 billion, and total shareholders’ equity of approximately $1.497 billion.

Pinnacle Bank started operations on October 27, 2000, in Nashville, Tennessee, and has since grown to 45 offices, including 30 in eight Middle Tennessee counties. Pinnacle Bank also has five offices in Knoxville, Tennessee, five offices in Memphis, Tennessee and one in Chattanooga, Tennessee, as well as other offices in nearby communities. Prior to September 4, 2012, when it converted from a national bank to a state bank, Pinnacle Bank was known as Pinnacle National Bank.

Pinnacle Bank operates as a community bank primarily in the urban markets of Nashville, Memphis, Knoxville and Chattanooga, Tennessee and surrounding counties. As an urban community bank, Pinnacle provides the personalized service most often associated with small community banks, while offering the sophisticated products and services, such as investments and treasury management, more typically found at large regional and national banks. Pinnacle Bank has established a broad base of core deposits, including savings, checking, interest-bearing checking, money market and certificate of deposit accounts. Pinnacle Bank also offers a broad array of convenience-centered products and services, including 24 hour telephone and Internet banking, debit cards, direct deposit and cash management services for small to medium-sized businesses. Additionally, Pinnacle Bank offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small-to medium-sized businesses and professional entities.

Pinnacle Bank also maintains a trust department which provides fiduciary and investment management services for individual and commercial clients. Account types include personal trust, endowments, foundations, individual retirement accounts, pensions and custody. Pinnacle Advisory Services, Inc., a registered investment advisor, provides investment advisory services to its clients. Additionally, Miller Loughry Beach Insurance Services, Inc., an insurance agency subsidiary of Pinnacle Bank, provides insurance products, particularly in the property and casualty area, to its clients.

Pinnacle’s common stock is listed and traded on the NASDAQ under the symbol “PNFP.” Additional information about Pinnacle and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus.

BNC

BNC Bancorp

3980 Premier Drive, Suite 210

High Point, North Carolina 27265

(336) 869-9200

BNC was incorporated under the laws of the State of North Carolina on September 23, 2002 to serve as a one-bank holding company of BNC Bank. BNC’s only business at this time is owning BNC Bank and its primary source of income is any dividends that are declared and paid by BNC Bank on its capital stock. As of December 31, 2016, BNC had total consolidated assets of approximately $7.402 billion, total deposits of approximately $6.083 billion, and total shareholders’ equity of approximately $901.9 million.

BNC Bank is a full service commercial bank that was incorporated under the laws of the State of North Carolina on November 15, 1991 and opened for business on December 3, 1991. BNC Bank provides a wide range of banking services tailored to the particular banking needs of the communities it serves. It is principally engaged in the business of attracting deposits from the general public and using such deposits, together with other funding from BNC Bank’s lines of credit, to make primarily consumer and commercial loans. Specifically, BNC Bank makes business loans secured by real estate, personal property and accounts receivable; unsecured business loans; consumer loans, which are secured by consumer products, such as automobiles and boats; unsecured consumer loans; commercial real estate loans; and other loans. BNC Bank also offers a wide range of banking services, including checking and savings accounts, commercial, installment and personal loans, safe deposit boxes, and other associated services.

BNC’s common stock is listed and traded on the NASDAQ under the symbol “BNCN.” Additional information about BNC and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus.

Merger Sub

Blue Merger Sub, Inc.

c/o Pinnacle Financial Partners, Inc.

150 Third Avenue South, Suite 900

Nashville, Tennessee 37201

Phone: (615) 744-3700

Blue Merger Sub, Inc. is a North Carolina corporation and a direct wholly owned subsidiary of Pinnacle. Merger Sub was incorporated on January 20, 2017, for the sole purpose of effecting the merger. As of the date of this joint proxy statement/prospectus, Merger Sub has not conducted any business other than incident to its formation for the sole purpose of carrying out the transactions contemplated by the merger agreement and in relation to the merger agreement, the merger and the other transactions contemplated thereby.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Mergers

Each of Pinnacle’s and BNC’s respective boards of directors has adopted the merger agreement and approved the transactions contemplated thereby. The merger agreement provides for the merger of Merger Sub with and into BNC, with BNC remaining as the surviving entity. Such surviving entity will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, merge with and into Pinnacle. Immediately following the completion of this second step merger, BNC Bank will merge with and into Pinnacle Bank. Pinnacle Bank will be the surviving bank in the bank merger.

In the merger, each share of BNC common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of BNC common stock held by BNC, Pinnacle or Merger Sub, will be automatically converted into the right to receive 0.5235 shares of Pinnacle common stock. No fractional shares of Pinnacle common stock will be issued in connection with the merger. BNC shareholders who would otherwise be entitled to a fraction of a share of Pinnacle common stock upon completion of the merger will instead receive, for such fraction of a share, an amount in cash (rounded to the nearest cent) based on the Pinnacle share closing price, as discussed below. For a discussion of the treatment of awards outstanding under BNC’s equity incentive plans as of the effective time, see “The Merger Agreement—Treatment of BNC Equity Awards” on page 107.

Upon consummation of the merger, Pinnacle will assume BNC’s obligations under its outstanding $60.0 million subordinated notes issued in September 2014 that mature in October 2024. These notes bear interest at a rate of 5.5% per annum until September 30, 2019 and may not be repaid prior to that date. Beginning on October 1, 2019, if not redeemed on that date, these notes will bear interest at a floating rate equal to the three-month LIBOR determined on the determination date of the applicable interest period plus 359 basis points. The $50.5 million in aggregate principal amount of subordinated debentures issued by trust affiliates of BNC in connection with the issuance of trust preferred securities will also be assumed in connection with the merger.

Upon consummation of the merger, Pinnacle expects that its total assets will exceed $15.0 billion, which as a result of exceeding that level as a result of the merger, would cause the subordinated debentures Pinnacle and BNC have issued in connection with prior trust preferred securities offerings to cease to qualify as Tier 1 capital under applicable banking regulations. Though these securities would no longer qualify as Tier 1 capital from and after the closing of the merger, Pinnacle believes these subordinated debentures would continue to qualify as Tier 2 capital.

BNC shareholders are being asked to approve and adopt the merger agreement and Pinnacle shareholders are being asked to approve the issuance of Pinnacle common stock in connection with the merger. See “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the merger, including information about conditions to the completion of the merger and provisions for terminating or amending the merger agreement. Subject to the satisfaction of the closing conditions set out in the merger agreement, Pinnacle and BNC expect to complete the merger late in the second quarter or early in the third quarter of 2017.

Background of the Merger

Pinnacle’s and BNC’s board of directors and senior management have each considered and regularly reviewed their respective strategic direction, business objectives and long-term prospects, as part of their respective continuous efforts to enhance value for shareholders and other constituencies. These considerations have focused on, among other things, growth opportunities, prospects and developments in the regulatory environment, conditions and ongoing consolidation in the financial services industry, and the economy generally and financial markets, both with respect to financial institutions generally and Pinnacle and BNC respectively, in particular. In addition, Pinnacle and BNC both regularly evaluate and have completed business combinations in furtherance of their respective strategic direction, business objectives and long-term prospects.

On October 19, 2016, Pinnacle publicly disclosed that part of its long-range corporate strategy includes growth in attractive, high growth markets throughout the Southeast. Since Pinnacle’s acquisition of Avenue Financial Holdings, Inc. (which we refer to as “Avenue”) in the summer of 2016, Pinnacle’s executive management team had been considering expanding Pinnacle’s operations outside of Tennessee through either an organic denovo expansion into certain key markets or acquiring a franchise with significant scale in key markets. The proposed merger with BNC meets each of Pinnacle’s previously disclosed criteria for a potential merger, including that it (i) allows Pinnacle to expand into six of its nine previously identified targeted new markets; (ii) involves a financial institution of a sufficient size; (iii) involves a financial institution with a commercial thrust; (iv) is accretive to Pinnacle’s earnings in the first year of operation, excluding merger-related charges; (v) offers an opportunity to retain the target company’s current management; (vi) involves a financial institution that has demonstrated sustainable core profitability; and (vii) involves a financial institution that allows Pinnacle to achieve sufficient scale in the additional markets Pinnacle would enter as a result of the merger.

From time to time, Pinnacle’s board and members of its senior management team have met with many representatives of various investment banking firms, including KBW, Sandler O’Neill and BSP Securities regarding possible strategic acquisitions that might be attractive to Pinnacle. In September of 2015, representatives of KBW met with Pinnacle’s board at its annual strategic planning meeting to discuss general market conditions and potential strategic acquisitions. KBW highlighted 11 potential strategic acquisitions, including BNC.

In August 2016, a representative of BSP Securities contacted M. Terry Turner, President and Chief Executive Officer of Pinnacle, and suggested that he would like to introduce Richard D. Callicutt II, President and Chief Executive Officer of BNC, to Mr. Turner as both were CEOs of leading banks that were rapid consolidators and that both franchises were analyzing many of the same considerations as the banks approached and, in Pinnacle’s case, exceeded $10 billion in total assets.

On September 12 and 13, 2016, Pinnacle’s board of directors held its annual strategic planning meeting at which management reviewed with the board of directors management’s desire to focus its future consideration of strategic acquisition targets on financial institutions headquartered outside of Tennessee. Representatives of KBW and Sandler O’Neill separately met with Pinnacle’s board of directors, with KBW focusing on Pinnacle and general market conditions. Representatives from Sandler O’Neill also discussed general market conditions and the developing consolidation trends within the banking industry. The representatives from Sandler O’Neill also discussed with the Pinnacle board members potential acquisition targets for Pinnacle within certain markets in the Southeastern United States, including BNC. During these sessions, management highlighted several key markets outside of Tennessee, but within the Southeastern United States, that management believed offered attractive expansion opportunities. One of the more interesting criteria that management highlighted as making a market attractive was anticipated population growth for the next five years, with markets with greater than 6% anticipated population growth garnering the most discussion from the board and management. Following the strategic planning meeting, Pinnacle’s management shared certain information regarding Pinnacle with BSP Securities in response to a request from BSP Securities.

On September 28, 2016, Mr. Callicutt and David B. Spencer, Executive Vice President and Chief Financial Officer of BNC, along with a representative of BSP Securities, met with Mr. Turner, Harold R. Carpenter, Chief Financial Officer and Executive Vice President of Pinnacle, and Robert A. McCabe, Jr., Chairman of Pinnacle, in Nashville, Tennessee. During this meeting, both management teams shared high-level public information regarding their institutions and their management philosophies with the other. They also discussed at a high level the general feasibility and potential benefits of a strategic business combination between the two companies.

On October 3, 2016, in a visit with Messrs. Turner and Carpenter in Nashville, representatives of KBW reviewed with Messrs. Turner and Carpenter feedback from ongoing acquisition conversations. Mr. Turner inquired as to whether KBW had any previous relationship with BNC and noted that he would be interested in receiving input from KBW regarding a potential transaction between BNC and Pinnacle, in addition to potential transactions with several other franchises discussed at the meeting. Following the meeting, KBW scheduled a meeting with Mr. Callicutt for October 19, 2016.

During the executive session of an October 4, 2016 regularly scheduled meeting of Pinnacle’s board of directors’ executive committee, Mr. Turner discussed with the members of the executive committee various potential strategic transactions that Pinnacle’s management was analyzing, including the possible acquisition of BNC. Mr. Turner noted that, although certain senior executives of Pinnacle had met with BNC executives, there had been no serious discussions with anyone representing BNC as to a potential transaction between the parties.

On October 17, 2016, Sandler O’Neill met with the board of directors and management of BNC. During this discussion, Sandler O’Neill reviewed BNC’s relative performance and market valuation compared to its peers, available strategic alternatives, and the potential value BNC could receive in a sale scenario.

On October 19, 2016, a representative of KBW met with Mr. Callicutt, at the request of Mr. Turner, to review general market conditions, as well as to discuss a potential merger with Pinnacle. At that meeting, Mr. Callicutt expressed preliminary interest in further discussions regarding a potential merger between Pinnacle and BNC.

On October 28, 2016, representatives of KBW reviewed with Messrs. Turner and Carpenter on a preliminary basis, high-level financial aspects of a potential transaction between Pinnacle and BNC.

During the executive session of a November 1, 2016 regularly scheduled meeting of Pinnacle’s board of directors’ executive committee, Messrs. Turner and Carpenter updated the committee members on the developments since the last executive committee meeting related to potential strategic transactions involving Pinnacle. They noted for the committee members that KBW had provided summary information for management related to high-level financial aspects of a possible transaction with BNC. Other potential merger partners were also discussed at this meeting.

On November 17, 2016, Messrs. Turner, Carpenter and Hugh M. Queener, Chief Administrative Officer and Executive Vice President of Pinnacle, met with Messrs. Callicutt and Spencer for dinner in Naples, Florida, where certain members of both banks’ management teams were attending an investor conference sponsored by Sandler O’Neill although no representatives of Sandler O’Neill were present at this discussion. The primary topics discussed were the areas that would require the most attention should a business combination between the two firms occur, including key personnel, incentive structures, branch models and technology vendors, among other items.

On December 5, 2016, a representative of KBW met with Messrs. Turner and Carpenter in Nashville to discuss the possibility of Pinnacle moving forward with the consideration of a merger between BNC and Pinnacle.

On December 6, 2016, the executive committee of Pinnacle’s board of directors met for a regularly scheduled meeting. During the executive session of this meeting, Messrs. Turner and Carpenter discussed with the committee members in attendance the possible acquisition of BNC. Mr. Carpenter also reviewed summary information that KBW had provided to management related to high-level financial aspects of a possible transaction with BNC, which information had been provided to the committee members shortly before the meeting.

On December 6, 2016, Mr. Callicutt met with Mr. Turner in Nashville, Tennessee and engaged in further preliminary exploratory discussions regarding a potential strategic business combination between Pinnacle and BNC. At this meeting, Mr. Callicutt and Mr. Turner further discussed their respective companies and the general feasibility and potential benefits of a strategic business combination between the two companies, including the potential operational and cultural fit between the two companies. Following this conversation, Mr. Callicutt discussed with members of BNC’s management and the BNC board of directors the possibility of a strategic business combination with Pinnacle.

On December 14, 2016, at a special meeting of the BNC board of directors, the BNC board of directors reviewed, together with management, the details of the discussions between representatives of BNC and representatives of Pinnacle. The BNC board of directors determined that it would be advisable and in the best interests of BNC shareholders to continue discussions with Pinnacle and directed management to continue to engage with representatives of Pinnacle and to discuss potential terms of a transaction. On December 14, 2016, BNC entered into a confidentiality agreement with Pinnacle in order to facilitate reciprocal due diligence efforts.

On December 15, 2016, Mr. Carpenter and another member of Pinnacle’s finance and accounting staff met with Mr. Spencer at BNC’s headquarters in High Point, North Carolina to discuss a potential business combination in more detail and various due diligence matters related thereto.

On December 16, 2016, Mr. Callicutt and Sandler O’Neill discussed the possible engagement of Sandler O’Neill in connection with the potential business combination in further detail.

Between December 14, 2016 and the afternoon of December 19, 2016, Pinnacle, with the assistance of KBW and Bass, Berry & Sims PLC (referred to as “Bass Berry”), Pinnacle’s outside legal counsel, prepared a draft of a non-binding indication of interest outlining the terms of a potential transaction between Pinnacle and BNC. On the afternoon of December 19, 2016, KBW submitted the indication of interest to BSP Securities and Sandler O’Neill. The indication of interest expressed that, subject to the completion of due diligence and the negotiation of a definitive agreement, and based on Pinnacle’s preliminary review of a potential transaction, Pinnacle was prepared to offer BNC’s shareholders between 0.50 and 0.51 shares of Pinnacle’s common stock for each outstanding share of BNC’s common stock. The indication of interest further expressed that the exchange ratio would be fixed and that 100% of the merger consideration would be payable in shares of Pinnacle’s common stock. This letter also highlighted the premium this range of values offered to the closing sales price for BNC’s common stock on December 16, 2016 and the increase that Pinnacle’s quarterly cash dividend would be to BNC’s quarterly cash dividend.

Following receipt of the non-binding indication of interest on December 20, 2016, Mr. Callicutt called Mr. Turner and communicated that the range of exchange ratios expressed in the non-binding indication of interest submitted by Mr. Turner on December 19, 2016 would need to be increased as a condition to BNC continuing discussions with Pinnacle regarding a potential transaction. Mr. Turner also indicated that a necessary element of any potential transaction would involve Mr. Callicutt and Mr. Spencer continuing as part of the management team of the combined company, and that BNC and its shareholders would have continued representation on the combined company’s board through the continued service of several current BNC directors.

On December 20, 2016, Mr. Turner submitted a revised, non-binding indication of interest in response to Mr. Callicutt’s request. The revised indication of interest expressed that, subject to the completion of due diligence and negotiation of a definitive agreement, Pinnacle was prepared to improve its non-binding offer to acquire all of BNC’s common stock at a fixed exchange ratio within a range of 0.520 and 0.527 shares of Pinnacle common stock for each share of BNC common stock.

On December 20, 2016, at a meeting of the BNC board of directors, the BNC board of directors reviewed and considered the revised indication of interest. Representatives of BNC’s management, BSP Securities, Sandler O’Neill, and BNC’s legal advisors, Troutman Sanders LLP (referred to as “Troutman Sanders”) and Wachtell, Lipton, Rosen & Katz (referred to as “Wachtell Lipton”) were also present at the meeting. During the meeting, representatives of Sandler O’Neill and BSP Securities discussed the financial terms of Pinnacle’s proposal and provided an overview of each of Pinnacle’s and BNC’s business, performance, competitive positioning and valuation metrics, a review of precedent transactions, and a review of the profile of the pro forma combined company in the event of a business combination. They also discussed the banking industry more generally and recent developments in the trading prices of BNC, Pinnacle and similar financial institutions generally, as well as certain of BNC’s potential strategic alternatives. In this regard, representatives of Sandler O’Neill and BSP Securities discussed the limited number of other potential strategic partners, both similarly sized to BNC and larger institutions, the level of interest that these other potential strategic partners might have in proceeding with a transaction, and the financial ability of such partners to combine with BNC and offer attractive consideration to BNC’s shareholders. As part of this discussion, it was noted that none of the potential strategic partners identified by Sandler O’Neill and BSP Securities represented a likely attractive alternative to the proposed transaction. The cultural fit between Pinnacle and BNC was also discussed, including Pinnacle’s expressed goal of expanding its franchise and its commitment to maintaining BNC’s strong presence in its current markets, and Pinnacle’s proposal to provide BNC and its shareholders and other constituencies with continued representation on the combined company’s board through four of eighteen board seats. In light of that what it believed to be significant risks from a confidentiality, competitive, and employee retention perspective of approaching other potential strategic partners, the BNC board of directors determined that such risks outweighed the limited expected benefits from attempting to solicit interest in a business combination transaction from other parties because of the limited number of potentially interested parties, the unlikelihood that a transaction with any such parties represented an attractive alternative to the proposed transaction, and the BNC board of directors’ view that Pinnacle was a significantly better strategic fit than any other potential strategic partners. In determining to continue discussions with Pinnacle and not approach other potential strategic partners, the BNC board of directors also considered the fact that, although some of the risks from a confidentiality, competitive, and employee retention perspective of engaging in discussions with potential strategic partners might, to a limited extent, already exist as a consequence of ongoing discussions with Pinnacle, Pinnacle was subject to a binding confidentiality agreement which reduced those risks and, moreover, such risks would be greatly enhanced, and would become significantly more difficult to control, if BNC approached additional parties regarding a potential transaction. Based on these discussions and analyses, the BNC board of directors determined to continue discussions with Pinnacle to evaluate the possibility of a potential transaction with Pinnacle and not to contact other parties regarding a potential transaction. At the conclusion of the meeting, the BNC board of directors approved the revised non-binding indication of interest, authorized BNC’s management and advisors to begin performing reverse due diligence on Pinnacle and negotiating the transaction documentation and determined to allow Pinnacle to conduct further due diligence on BNC.

At the meeting of the BNC board of directors held on December 20, 2016, the BNC board of directors also determined that, as discussions with Pinnacle continued, it would be advisable and appropriate to formally engage financial advisors. Given the significant and transformative nature of the transaction, the BNC board of directors determined it would benefit from the advice and fairness opinion of two independent financial advisors. The BNC board of directors selected Sandler O’Neill and BSP Securities to serve as BNC’s financial advisors based on, among other factors, each financial advisor’s reputation, experience in mergers and acquisitions, valuations, financing and capital markets, and each financial advisor’s familiarity with BNC and BNC’s strategic goals and the industries in which it competes. On December 20, 2016, BNC formally retained Sandler O’Neill and BSP Securities.

On December 21 and 22, 2016, certain members of Pinnacle’s senior management met with representatives of KBW and Bass Berry to discuss various matters related to the proposed merger with BNC, including the timing for preparing an initial draft of the definitive transaction documents and for meeting with Pinnacle’s regulators to discuss the proposed merger.

On December 22, 2016, Mr. Carpenter and representatives of Bass Berry had a telephone conversation with representatives of JP Morgan to discuss potential financing alternatives for raising capital in connection with the proposed merger with BNC.

During the week of December 26, 2016, BNC and Pinnacle began to make information available to representatives of the other company in response to due diligence requests and began to populate a secure online data room with requested information.

On December 30, 2016, Messrs. Turner and Carpenter and a representative of Bass Berry had a telephone conversation with representatives of JP Morgan to further discuss potential financing alternatives for raising capital in connection with Pinnacle’s proposed merger with BNC.

In the morning on January 3, 2017, the executive committee of Pinnacle’s board of directors met for a regularly scheduled meeting. During the executive session of this meeting, Messrs. Turner and Carpenter discussed in detail the proposed terms of the merger with BNC, including the financial terms proposed by Pinnacle in Mr. Turner’s letter of December 20, 2016. Representatives of KBW attended this meeting and reviewed with the members of the executive committee, among other things, financial aspects of the proposed merger with BNC, including a comparison of the proposed financial terms of the merger to financial terms of other transactions of similar size and characteristics.

On January 3, 2017, members of Pinnacle’s and BNC’s senior management teams along with representatives of Pinnacle’s and BNC’s financial advisors had a telephone conversation to discuss the status of both companies’ due diligence efforts and ongoing exchange of information.

On January 5 and 6, 2017, Messrs. Turner, Queener, Carpenter and Kim Jenny, Chief Risk Officer of Pinnacle, met with Messrs. Callicutt and Spencer and other members of BNC’s senior management at BSP Securities’ offices in Atlanta, Georgia to exchange information in response to both companies’ previous due diligence inquiries and discuss the status of each company’s on-going due diligence reviews. During these meetings, the parties discussed potential cost savings that the companies might be able to achieve if the two were to combine as well as certain employment and staffing considerations and other integration matters.

Also during the week of January 6, 2017, members of Pinnacle’s senior management met with representatives of the Federal Reserve Bank of Atlanta in Atlanta, Georgia and separately met with representatives of the FDIC and TDFI in Nashville, Tennessee to discuss the proposed merger with BNC.

On January 9, 2017, Pinnacle’s outside legal counsel distributed initial drafts of the merger agreement, the bank merger agreement and the shareholder support agreements to BNC’s outside legal counsel.

On January 9 and 10, 2017, senior members of Pinnacle’s credit group conducted on-site loan due diligence in High Point, North Carolina. During this visit, Pinnacle’s representatives met with senior members of BNC’s credit group to discuss various questions regarding BNC’s loan portfolio. Pinnacle’s credit due diligence continued following this on-site session until the week the merger agreement was executed.

On January 10, 2017, BNC’s outside legal counsel discussed with Pinnacle’s outside legal counsel certain preliminary matters related to the draft of the merger agreement Pinnacle’s outside legal counsel had circulated earlier in the week.

On January 10 and 11, 2017, Messrs. Turner, McCabe and Queener met with Messrs. Callicutt and Spencer in High Point, North Carolina to discuss various due diligence and integration matters and to engage in further discussions regarding potential cost savings that the two companies might be able to achieve if combined. At the meeting, BNC’s and Pinnacle’s management teams discussed, among other things, BNC’s business strategy, finance and accounting, interest rate risk, credit quality, risk management and legal compliance practices.

Over the course of the following week, the parties and their respective legal advisors negotiated the terms of the transaction agreements and exchanged drafts of the merger agreement and other related transaction agreements.

On January 16, 2017, members of Pinnacle’s management and representatives of KBW held further meetings with BNC’s management to discuss various aspects of BNC’s business. Also on January 16, 2017, members of BNC’s management and representatives of BSP Securities, Sandler O’Neill, Troutman Sanders and Wachtell Lipton held further reverse due diligence meetings with Pinnacle’s management.

On January 17, 2017, the BNC board of directors met for a regularly scheduled meeting, which was attended by senior management of BNC and representatives of BSP Securities, Sandler O’Neill, Troutman Sanders and Wachtell Lipton. During that meeting, the BNC board of directors received an update from management on the status of the ongoing reverse due diligence efforts. Representatives of Troutman Sanders and Wachtell Lipton discussed with the BNC board of directors the proposed terms of the transaction, the draft transaction documents and the legal standards applicable to the BNC board of directors’ decisions and actions with respect to the proposed transaction. The BNC board of directors and its financial advisors and legal advisors discussed the request of Pinnacle that members of the BNC board of directors and BNC’s executive officers, as well as Aquiline BNC Holdings LLC, enter into shareholder support agreements in which they would agree to vote their shares in favor of the proposed transaction, with Pinnacle’s directors and executive officers to enter into substantially similar voting and support agreements as well. Representatives of BSP Securities and Sandler O’Neill reviewed and discussed with the BNC board of directors their respective financial analysis of the merger consideration and the proposed transaction, including the market liquidity and dividend payment history associated with Pinnacle common stock. During the meeting, a senior member of the Sandler O’Neill engagement team and BSP Securities engagement team discussed with the BNC board of directors that Sandler O’Neill representatives and BSP Securities representatives had previously met with senior executives of Pinnacle, and from time to time provided advice to Pinnacle, including that Sandler O’Neill had represented Pinnacle in transactions in the past. The BNC board of directors also discussed the structure of the merger consideration, and its conclusion that on balance a fixed exchange ratio was in the best interest of BNC shareholders because it would enable them to share fully in the potential upside from the combination of Pinnacle and BNC and the realization of resulting synergies. At the conclusion of the meeting, the BNC board of directors authorized management and BNC’s financial and legal advisors to proceed towards finalizing the negotiation of the transaction documents with Pinnacle on the terms described to the BNC board of directors, subject to further approval by the BNC board of directors of the final terms of such definitive transaction documents.

At a regularly scheduled meeting of the Pinnacle board of directors on January 17, 2017, the Pinnacle board of directors met with members of Pinnacle’s senior management and representatives of KBW and Bass Berry. In advance of the meeting the Pinnacle board received information prepared by Pinnacle’s management and KBW related to the financial terms of the merger. Mr. Turner and other members of Pinnacle’s senior management reviewed with the Pinnacle board of directors information regarding Pinnacle, BNC and the terms of the proposed merger with BNC. Representatives of KBW then reviewed with the Pinnacle board of directors financial aspects of the merger. During the meeting, a senior member of the KBW engagement team discussed with the Pinnacle board of directors that KBW representatives had previously met with senior executives of BNC, and from time to time provided advice to BNC, as well as having participated in BNC’s public offering of its common stock completed in the third quarter of 2016. For more information regarding these matters, see “The Merger–Opinion of Pinnacle’s Financial Advisor” beginning on page 65. This individual also advised the board of directors that he personally owned shares of Pinnacle common stock and reminded the board of directors that KBW had acted as financial advisor to Avenue in connection with its merger with Pinnacle.

At the January 17, 2017 meeting of Pinnacle’s board of directors, members of Pinnacle’s senior management also apprised the Pinnacle board of directors of the preliminary results of their due diligence investigation of BNC. A representative of Bass Berry discussed with the Pinnacle board of directors the legal standards applicable to its decisions and actions with respect to the proposed merger and reviewed the terms of the proposed merger, the merger agreement and the ancillary transaction agreements, including the proposed employment agreement with Mr. Callicutt and change in control and severance agreement with Mr. Spencer. A representative of Bass Berry and members of Pinnacle’s senior management also provided the Pinnacle board of directors with an update on the proposed financing alternatives available to raise capital to support the transaction and reviewed with the directors the potential timing for a capital raise transaction.

On January 18, 2017, Mr. Callicutt and Mr. Turner spoke on the telephone to discuss various matters related to the ongoing negotiations and also discussed the trading price of Pinnacle’s and BNC’s common stock and the potential impact of the trading prices of the two companies’ shares on the exchange ratio. The two agreed to continue to work to finalize the transaction documents on the schedule previously agreed to and to hold the scheduled meetings of the two companies’ boards of directors on January 22, 2017, the date Messrs. Callicutt and Turner had previously agreed would be the date the parties would target for announcing the transaction.

From January 18, 2017 through January 21, 2017, Pinnacle and BNC, with the assistance of their respective financial and legal advisors, finalized the terms of the merger agreement and the related ancillary agreements, including the employment agreement for Mr. Callicutt and change in control and severance agreement for Mr. Spencer. Negotiations continued through January 21, 2017, at which time the outside legal counsels of Pinnacle and BNC, working with their clients, finalized the terms of the merger agreement and related ancillary agreements for presentation to the respective boards of directors.

On January 22, 2017, the BNC board of directors held a telephonic special meeting, which was attended by BNC senior management and representatives of BSP Securities, Sandler O’Neill, Troutman Sanders and Wachtell Lipton, during which representatives of management, BSP Securities, Sandler O’Neill, Troutman Sanders and Wachtell Lipton reviewed for the BNC board of directors the proposed final terms of the transaction documents. Representatives of Troutman Sanders and Wachtell Lipton also reviewed for the BNC board of directors, as they had previously done, the legal standards applicable to the BNC board of directors’ decisions and actions with respect to the transaction, and Sandler O’Neill and BSP Securities each rendered their respective oral opinions, which were subsequently confirmed in writing (the full text of which are attached to this joint proxy statement/prospectus as Annex C and Annex D, respectively), to the BNC board of directors that, as of that date, and based upon and subject to the factors, assumptions and limitations set forth in their respective written opinions, the exchange ratio to be paid to the holders of BNC common stock in the merger was fair, from a financial point of view, to such holders. The BNC board of directors thereafter discussed the transaction and the pricing terms, and the recent stock market performance of BNC, Pinnacle and the markets generally. The BNC board of directors also considered, among other things, the financial analyses of Sandler O’Neill and BSP Securities regarding the valuation of BNC as a stand-alone entity. The BNC board of directors also discussed with management and BNC’s advisors the impact of the transaction on BNC’s employees in light of the importance to preserving the value of BNC and its franchise of providing maximum assurances that relationships with employees would not be adversely affected by the transaction. Following discussion and questions and answers, including consideration of the factors described under “—BNC’s Reasons for the Merger; Recommendation of the BNC Board of Directors,” the BNC board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were advisable and in the best interests of BNC and its shareholders, approved and adopted the proposed merger agreement and the transactions contemplated thereby and determined to recommend that the BNC shareholders approve the merger agreement. The BNC board of directors also adopted an amendment to BNC’s bylaws to require that certain types of actions, including any derivative action and certain actions brought against BNC or its directors or officers, be brought in North Carolina courts. The BNC board of directors determined that such an amendment could mitigate the costs, delays and diversion of management that could result if certain types of actions, including certain actions that might be brought related to the merger agreement and the transactions contemplated thereby, were pursued in multiple jurisdictions and prevent inconsistent judgments. The BNC board of directors considered such an amendment to be in the best interests of BNC and its shareholders and to support its decision to recommend that BNC shareholders approve the merger proposal.

At a special called meeting of the Pinnacle board of directors on January 22, 2017, with certain members participating by telephone, the Pinnacle board of directors met with members of Pinnacle’s senior management and representatives of KBW and Bass Berry to discuss the proposed merger with BNC. All of the members of Pinnacle’s board were present either in person or by telephone. Pinnacle’s board of directors received drafts of the merger agreement and ancillary agreements as well as a summary of the terms of the merger agreement from Pinnacle’s outside legal counsel in advance of the meeting. The board also received a financial presentation from KBW in advance of the meeting. Mr. Turner and other members of Pinnacle’s senior management reviewed with the Pinnacle board of directors information regarding Pinnacle, BNC and the terms of the proposed BNC merger. At this meeting, KBW reviewed the financial aspects of the proposed merger, reminded the board of the discussion on January 17, 2017 regarding KBW’s prior relationships with BNC, and rendered an opinion (which was initially rendered verbally and confirmed in writing by delivery of KBW’s written opinion dated January 22, 2017, the full text of which is attached to this joint proxy statement/prospectus as Annex B) to the Pinnacle board of directors to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the merger was fair, from a financial point of view, to Pinnacle.

Members of Pinnacle’s senior management also apprised the Pinnacle board of directors of the results of their due diligence and risk investigations of BNC. A representative of Bass Berry discussed with the Pinnacle board of directors the legal standards applicable to its decisions and actions with respect to the proposed merger and reviewed the terms of the proposed merger, the merger agreement and the ancillary transaction agreements, including the proposed employment agreement with Mr. Callicutt and change in control and severance agreement with Mr. Spencer. A representative of Bass Berry and senior management also provided the Pinnacle board of directors with an update on the proposed financing alternatives available to raise capital to support the transaction and reviewed with the directors the potential timing for a capital raise transaction.

Following these presentations, the Pinnacle board meeting continued with discussions and questions among the members of the Pinnacle board of directors, senior management, KBW and Bass Berry. After considering the proposed terms of the merger agreement and the various presentations of its financial and legal advisors, and taking into consideration the matters discussed during the meeting and prior meetings of the Pinnacle board of directors, including the factors described under “—Pinnacle’s Reasons for the Merger; Recommendation of the Pinnacle Board of Directors”, the Pinnacle board of directors unanimously determined that the mergers, the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of Pinnacle common stock in connection with the merger, were advisable and in the best interests of Pinnacle and its shareholders, and the directors voted to adopt the merger agreement and approve the transactions contemplated by it and recommend to Pinnacle’s shareholders that they approve the issuance of shares of Pinnacle common stock in connection with the merger at a duly called meeting of shareholders.

On January 22, 2017, following the conclusion of the meetings of the boards of directors of BNC and Pinnacle occurring on the same date, Pinnacle and BNC executed the merger agreement, Pinnacle and its directors and executive officers and BNC and its directors and executive officers and Aquiline BNC Holdings LLC executed the shareholder support agreements related to the BNC merger and Messrs. Callicutt and Spencer and Pinnacle and Pinnacle Bank executed the employment agreement, in the case of Mr. Callicutt, and the change in control and severance agreement, in the case of Mr. Spencer.

The transaction was announced on the evening of January 22, 2017 with the issuance of a joint press release.

On January 23, 2017, Pinnacle commenced and thereafter priced a public offering of shares of its common stock. On January 23, 2017, Pinnacle completed the issuance of approximately 3.2 million shares of its common stock (including shares sold pursuant to the exercise by the underwriter of its option to purchase additional shares of Pinnacle’s common stock) for net proceeds, after the payment of underwriting discounts and commissions and estimated expenses payable by Pinnacle, of approximately $191.2 million.

Pinnacle’s Reasons for the Merger; Recommendation of the Pinnacle Board of Directors

Pinnacle’s board of directors concluded that the merger is in the best interests of Pinnacle and its shareholders. In deciding to adopt the merger agreement and approve the transactions contemplated by it, Pinnacle’s board of directors considered a number of factors, including, without limitation, the following:

•	each of Pinnacle’s, BNC’s, and the combined company’s business, operations, financial condition, asset quality, earnings, and prospects. In reviewing these factors, the Pinnacle board of directors considered its view that BNC’s financial condition and asset quality are sound, that BNC’s business and operations complement those of Pinnacle, and that the merger and the other transactions contemplated by the merger agreement, including the bank merger, would result in a combined company with a larger market presence and more diversified loan portfolio than Pinnacle on a standalone basis. The board of directors further considered that BNC’s earnings and prospects, and the synergies potentially available in the proposed merger, create the opportunity for the combined company to have superior future earnings and prospects compared to Pinnacle’s earnings and prospects on a standalone basis. In particular, the Pinnacle board of directors considered the following:

¡	the strategic rationale for the merger, given its potential of creating a premier banking franchise specializing in serving the banking needs of consumers and small and middle market businesses across many of the attractive markets in the Southeast;

¡	potential growth opportunities through the expansion into new and attractive North Carolina and South Carolina markets, including the Greensboro-High Point-Winston Salem Triad area, Raleigh, and Charlotte, North Carolina markets, and the Greenville, South Carolina market;

¡	the similarity of the cultures of the two companies, including with respect to strategic focus, client service, credit cultures and risk profiles, which Pinnacle believes should facilitate the successful integration and implementation of the transaction;

¡	potential increased income opportunity derived from the ability to expand BNC’s commercial lending and treasury management suite of products and to market a larger number of products and services to BNC’s customers that are not presently offered;

¡	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, lending capacity and footprint; and

¡	the potential enhanced economies of scale resulting in improved efficiencies and risk diversification;

•	the anticipated pro forma impact of the merger on the combined company, including the expected positive impact on financial metrics including earnings and returns on tangible stockholders’ equity;

•	BNC’s reputation throughout the North Carolina banking market and its strong ties to the communities it serves;

•	the Pinnacle board’s understanding of the current and prospective environment in which Pinnacle and BNC operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates, the competitive environment for financial institutions generally, and the likely effect of these factors on Pinnacle both with and without the merger;

•	the fact that Pinnacle’s shareholders will have a chance to vote on the share issuance in connection with the merger;

•	Pinnacle’s past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions;

•	expansion of Pinnacle’s operations into a number of high-growth markets previously targeted by Pinnacle’s board of directors for expansion;

•	the ability to further overcome the potential negative impact on Pinnacle’s earnings as a result of Pinnacle’s assets exceeding $10 billion, including the limit on the amount of debit card interchange fees that Pinnacle Bank is able to charge under the so-called Durbin Amendment under the Dodd-Frank Act, and the increased regulatory burden and cost on Pinnacle and Pinnacle Bank of having total assets in excess of $10 billion, including becoming subject to oversight by the Consumer Financial Protection Bureau, while acknowledging the consequences to Pinnacle of its total assets exceeding $15.0 billion after giving effect to the merger, including the fact that no portion of Pinnacle’s and BNC’s trust preferred securities would continue to qualify as Tier 1 capital;

•	the merger is anticipated to enhance the franchise value of Pinnacle, both in the short-run and in the long-run;

•	Pinnacle’s management’s review of the business, operations, earnings and financial condition, including capital levels and asset quality, of BNC;

•	the merger brings to Pinnacle’s associate team a number of outstanding, experienced bankers;

•	the opinion, dated January 22, 2017, of KBW to the Pinnacle board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Pinnacle of the exchange ratio in the proposed merger, as more fully described below under “Opinion of Pinnacle’s Financial Advisor;” and

•	the expected tax treatment of the mergers, taken together, as a “reorganization” for United States federal income tax purposes.

The Pinnacle board of directors also considered the potential risks related to the merger but concluded that the anticipated benefits of the merger were likely to substantially outweigh these risks. These potential risks include:

•	the possibility of encountering difficulties in achieving anticipated cost synergies and savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating BNC’s business, operations, and workforce with those of Pinnacle;

•	certain anticipated merger-related costs;

•	the diversion of management attention and resources from the operation of Pinnacle’s business towards the completion of the merger;

•	the size of BNC in relation to Pinnacle;

•	the geographic distance between Pinnacle’s headquarters and the markets in which BNC operates; and

•	the regulatory and other approvals required in connection with the merger and the bank merger and the risk that such regulatory approvals will not be received in a timely manner or may impose unacceptable conditions.

The foregoing discussion of the information and factors considered by the Pinnacle board of directors is not intended to be exhaustive, but includes the material factors considered by the Pinnacle board of directors. In view of the wide variety of factors considered by the Pinnacle board of directors in connection with its evaluation of the merger and the complexity of such matters, the Pinnacle board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision, and individual members of the Pinnacle board of directors may have given different weights to different factors. The Pinnacle board of directors considered all these factors as a whole, including discussions with Pinnacle’s management and Pinnacle’s legal and financial advisors, and overall considered the factors to be favorable to, and to support, its determination.

It should be noted that this explanation of the Pinnacle board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” above.

For the reasons set forth above, the Pinnacle board of directors determined that the merger and the merger agreement and the other transactions contemplated by the merger agreement are in the best interests of Pinnacle and its shareholders, and unanimously recommends that Pinnacle shareholders vote “FOR” approval of the Pinnacle share issuance proposal and “FOR” the Pinnacle adjournment proposal.

Opinion of Pinnacle’s Financial Advisor

Pinnacle engaged KBW to render financial advisory and investment banking services to Pinnacle, including an opinion to the Pinnacle board of directors as to the fairness, from a financial point of view, to Pinnacle of the exchange ratio in the merger. Pinnacle selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Pinnacle board held on January 22, 2017 at which the Pinnacle board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the merger was fair, from a financial point of view, to Pinnacle. The Pinnacle board adopted the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Pinnacle board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to Pinnacle. It did not address the underlying business decision of Pinnacle to engage in the merger or enter into the merger agreement or constitute a recommendation to the Pinnacle board in connection with the merger, and it does not constitute a recommendation to any holder of Pinnacle common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with rendering the opinion described above, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Pinnacle and BNC and bearing upon the merger, including, among other things:

•	an execution version of the merger agreement, dated as of January 22, 2017;

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Pinnacle;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of Pinnacle;

•	certain unaudited financial results for the quarter and year ended December 31, 2016 of Pinnacle (contained in the Current Report on Form 8-K filed by Pinnacle with the Securities and Exchange Commission on January 18, 2017);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of BNC;

•	the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of BNC;

•	certain preliminary draft unaudited financial results for the quarter and fiscal year ended December 31, 2016 of BNC (provided to KBW by representatives of BNC);

•	certain publicly available regulatory filings of Pinnacle and BNC and their respective subsidiaries, including (as applicable) the quarterly reports on Form FRY-9C and quarterly call reports filed by Pinnacle Bank and BNC Bank with respect to each quarter during the three year period ended December 31, 2015 and the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;

•	certain other interim reports and other communications of Pinnacle and BNC to their respective shareholders; and

•	other financial information concerning the respective businesses and operations of Pinnacle and BNC furnished to KBW by Pinnacle and BNC or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Pinnacle and BNC;

•	the assets and liabilities of Pinnacle and BNC;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information of Pinnacle and BNC with similar information for certain other companies, the securities of which were publicly traded;

•	publicly-available First Call consensus “street estimates” of BNC published by FactSet Research Systems, as well as assumed BNC long term growth rates provided to KBW by Pinnacle management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Pinnacle board;

•	publicly available First Call consensus “street estimates” of Pinnacle published by FactSet Research Systems, as well as assumed Pinnacle long term growth rates provided to KBW by Pinnacle management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Pinnacle board; and

•	estimates regarding certain pro forma financial effects of the merger on Pinnacle (including without limitation the cost savings and related expenses expected to result or be derived from the merger and the estimated net proceeds from the Pinnacle common stock offering undertaken in connection with the merger) that were prepared by Pinnacle management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Pinnacle board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held by managements of Pinnacle and BNC regarding the past and current business operations, regulatory relations, financial condition and future prospects of each of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Pinnacle as to the reasonableness and achievability of the publicly available consensus “street estimates” of Pinnacle and BNC (and the assumed long-term growth rates of Pinnacle and BNC) referred to above that were provided to or otherwise discussed with KBW by such management, and that in each case KBW was directed by such management to use. KBW further relied upon such management as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the merger on Pinnacle (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger and the estimated net proceeds from the Pinnacle common stock offering undertaken in connection with the merger) referred to above. KBW assumed, at the direction of Pinnacle, that all of the foregoing information was reasonably prepared on bases reflecting, or in the case of the Pinnacle and BNC publicly available “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Pinnacle management, and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. The foregoing financial information of BNC that KBW was directed by Pinnacle management to use reflected differences from the forecasts, projections and estimates that were prepared by BNC and initially provided to Pinnacle, which, as described below under “Certain Unaudited Prospective Financial Information—Certain Unaudited Prospective Financial Information of BNC” beginning on page 95, KBW was instructed by Pinnacle to disregard. Accordingly, with the consent of Pinnacle, in rendering its opinion, KBW’s reliance upon Pinnacle management as to the reasonableness and achievability of such information included reliance upon the judgments and assessments of Pinnacle and Pinnacle management with respect to such differences.

It is understood that the portion of the foregoing financial information of Pinnacle and BNC that was provided to KBW was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Pinnacle and BNC referred to above that KBW was directed to use, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in all of such information. KBW assumed, based on discussions with the respective managements of Pinnacle and BNC, and with the consent of the Pinnacle board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Pinnacle or BNC since the date of the last financial statements of each such entity that were made available to KBW and that KBW was directed to use. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Pinnacle’s consent, that the aggregate allowances for loan and lease losses for each of Pinnacle and BNC are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Pinnacle or BNC, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Pinnacle or BNC under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•	the merger would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the execution version of the merger agreement that had been reviewed) with no adjustments to the exchange ratio and with no other consideration or payments in respect of the BNC Common Stock;

•	that any related transactions (including the bank merger and the Pinnacle common stock offering undertaken in connection with the merger) would be completed as contemplated by the merger agreement or as otherwise described to KBW by representatives of Pinnacle;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger and any related transaction (including the bank merger and the Pinnacle common stock offering undertaken in connection with the merger) and that all conditions to the completion of the merger and any related transaction (including the bank merger and the Pinnacle common stock offering undertaken in connection with the merger) would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions (including the bank merger and the Pinnacle common stock offering undertaken in connection with the merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Pinnacle, BNC or the pro forma entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Pinnacle that Pinnacle relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Pinnacle, BNC, the merger and any related transaction (including the bank merger and the Pinnacle common stock offering undertaken in connection with the merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to Pinnacle. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger and the Pinnacle common stock offering undertaken in connection with the merger), including without limitation, the form or structure of the merger or any related transaction, any consequences of the merger to Pinnacle, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, cooperation, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Pinnacle to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Pinnacle or the Pinnacle board;

•	any business, operational or other plans with respect to BNC or the pro forma entity that may be currently contemplated by Pinnacle or the Pinnacle board or that may be made by Pinnacle or the Pinnacle board subsequent to the closing of the merger;

•	the fairness of the amount or nature of any compensation to any of Pinnacle’s or BNC’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Pinnacle common stock or BNC common stock or relative to the exchange ratio;

•	the effect of the merger or any related transaction (including the bank merger and the Pinnacle common stock offering undertaken in connection with the merger) on, or the fairness of the consideration to be received by, holders of any class of securities of Pinnacle, BNC or any other party to any transaction contemplated by the merger agreement;

•	the actual value of Pinnacle common stock to be issued in connection with the merger;

•	the prices, trading range or volume at which Pinnacle common stock or BNC common stock will trade following the public announcement of the merger or the prices, trading range or volume at which Pinnacle common stock will trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Pinnacle, BNC, any of their respective shareholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the bank merger and the Pinnacle common stock offering undertaken in connection with the merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Pinnacle and BNC. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Pinnacle board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Pinnacle board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Pinnacle and BNC and the decision to enter into the merger agreement was solely that of the Pinnacle board.

The following is a summary of the material financial analyses presented by KBW to the Pinnacle board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Pinnacle board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $1.749 billion, or $33.14 per outstanding share of BNC common stock, based on the 0.5235x exchange ratio in the merger and the closing price of Pinnacle common stock of $63.30 on January 20, 2017. In addition to the financial analyses described below, KBW reviewed with the Pinnacle board for informational purposes, among other things, the implied transaction multiple for the proposed merger of 15.9x BNC’s estimated 2018 earnings per share (“EPS”) taken from consensus “street estimates” for BNC, based on the implied transaction value for the proposed merger of $33.14 per outstanding share of BNC common stock.

Pinnacle Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Pinnacle to 14 major exchange-traded banks and bank holding companies (referred to as the “Pinnacle selected companies”) headquartered in the Southeast (defined as Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia) with total assets between $7.0 billion and $20.0 billion. Merger targets were excluded from the Pinnacle selected companies.

The Pinnacle selected companies were as follows:

Bank of the Ozarks, Inc.	South State Corporation

BancorpSouth, Inc.	Renasant Corporation

United Bankshares, Inc.	FCB Financial Holdings, Inc.

Trustmark Corporation	Simmons First National Corporation

United Community Banks, Inc.	Union Bankshares Corporation

WesBanco, Inc.	TowneBank

Home BancShares, Inc.	Capital Bank Financial Corp.

To perform this analysis, KBW used profitability data and other financial information as of, or for the most recent available completed fiscal quarter (“MRQ”) ended, September 30, 2016 or December 31, 2016 and market price information as of January 20, 2017. KBW also used 2017 and 2018 EPS estimates taken from consensus “street estimates” for Pinnacle and the Pinnacle selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Pinnacle’s historical financial statements, or the data prepared by Sandler O’Neill and BSP Securities presented under the section “The Merger—Opinions of BNC’s Financial Advisors,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Pinnacle and the Pinnacle selected companies:

			Pinnacle Selected Companies
		Pinnacle (Adj. for BHG Investment) (3)	25th Percentile			75th Percentile
	Pinnacle			Average	Median
MRQ Core Return on Average Assets (%) (1)	1.21	1.40	1.08	1.29	1.21	1.33
MRQ Core Return on Average Equity (%) (1)	8.95	10.36	8.50	9.94	9.33	10.67
MRQ Core Return on Average Tangible Commmon Equity (%) (1)	14.42	16.70	12.12	14.03	13.52	15.57
MRQ Net Interest Margin (%)	3.62	—	3.53	3.87	3.60	4.15
MRQ Fee Income / Revenue Ratio (%) (2)	19.9	27.2	16.8	24.7	24.8	31.1
MRQ Efficiency Ratio (%)	52.2	48.7	61.4	54.4	57.6	47.6

(1)	Core income excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.
(2)	Excludes gain/loss on sale of securities for Pinnacle and the Pinnacle selected companies.
(3)	Core earnings calculations adjusted for the inclusion of Pinnacle’s share of BHG’s earnings.

KBW’s analysis also showed the following concerning the financial condition of Pinnacle and the Pinnacle selected companies:

		Pinnacle Selected Companies
	Pinnacle	25th Percentile	Average	Median	75th Percentile
Tangible Common Equity / Tangible Assets (%)	8.75	8.87	9.56	9.31	10.07
Total Risk Based Capital Ratio (%)	11.86	12.28	13.20	12.84	13.92
Loans / Deposits (%)	96.5	87.5	91.0	91.3	96.0
Loan Loss Reserve / Gross Loans (%)	0.69	0.63	0.76	0.68	0.88
Nonperforming Assets / Loans + OREO (%)	0.57	1.23	1.04	1.06	0.70
MRQ Net Charge-Offs / Average Loans (%)	0.21	0.19	0.11	0.08	0.04

In addition, KBW’s analysis showed the following concerning the market performance of Pinnacle and the Pinnacle selected companies:

		Pinnacle Selected Companies
	Pinnacle	25th Percentile	Average	Median	75th Percentile
One–Year Stock Price Change (%)	34.7	33.6	43.3	44.9	49.9
One–Year Total Return (%)	36.2	37.5	46.3	47.4	54.1
Year-to-date (“YTD”) Stock Price Change (%)	(8.7)	(5.6)	(3.8)	(4.3)	(3.0)
Stock Price / Tangible Book Value per Share (x)	3.16	2.13	2.51	2.40	2.77
Stock Price / 2017 EPS (x) (1)	18.8	17.3	18.4	17.8	19.2
Stock Price / 2018 EPS (x) (1)	16.2	15.0	16.1	15.7	17.1
Dividend Yield (%)	0.9	1.3	1.7	1.6	2.2
2017 Dividend Payout (%)	14.3	26.0	31.2	29.5	36.4

(1)	Expressed as a multiple of First Call mean consensus street estimates published by FactSet Research Systems.

No company used as a comparison in the above selected companies analysis is identical to Pinnacle. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

BNC Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of BNC to 15 major exchange-traded banks and bank holding companies (referred to as the “BNC selected companies”) headquartered in Maryland, North Carolina, South Carolina, Tennessee, Virginia and West Virginia with total assets between $2.0 billion and $10.0 billion. Merger targets were excluded from the BNC selected companies.

The BNC selected companies were as follows:

WesBanco, Inc.	First Bancorp

South State Corporation	Xenith Bankshares, Inc.

Union Bankshares Corporation	Park Sterling Corporation

TowneBank	FB Financial Corporation

Capital Bank Financial Corp.	HomeTrust Bancshares, Inc.

Eagle Bancorp, Inc.	Franklin Financial Network, Inc.

Sandy Spring Bancorp, Inc.	First Community Bancshares, Inc.

City Holding Company

To perform this analysis, KBW used profitability data and other financial information as of, or for the most recent available completed fiscal quarter ended, September 30, 2016 or December 30, 2016 and market price information as of January 20, 2017. KBW also used 2017 and 2018 EPS estimates taken from consensus “street estimates” for BNC and the BNC selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in BNC’s historical financial statements, or the data prepared by Sandler O’Neill and BSP Securities presented under the section “The Merger—Opinions of BNC’s Financial Advisors,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of BNC and the BNC selected companies:

		BNC Selected Companies
	BNC	25th Percentile	Average	Median	75th Percentile
MRQ Core Return on Average Assets (%) (1)	1.21	0.99	1.51	1.09	1.33
MRQ Core Return on Average Equity (%) (1)	10.09	7.91	12.33	9.24	11.53
MRQ Core Return on Average Tangible Commmon Equity (%) (1)	14.50	9.99	15.05	13.61	14.24
MRQ Net Interest Margin (%)	3.80	3.49	3.69	3.60	3.96
MRQ Fee Income / Revenue Ratio (%) (2)	16.8	15.6	24.1	22.0	28.2
MRQ Efficiency Ratio (%)	51.7	65.7	60.5	60.6	56.4

(1)	Core income excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.
(2)	Excludes gain/loss on sale of securities for BNC and the BNC selected companies.

KBW’s analysis also showed the following concerning the financial condition of BNC and the BNC selected companies:

			BNC Selected Companies
	BNC		25th Percentile	Average	Median	75th Percentile
Tangible Common Equity / Tangible Assets (%)	8.98		8.71	9.68	9.00	10.49
Total Risk Based Capital Ratio (%)	13.19		12.73	13.63	13.49	14.57
Loans / Deposits (%)	89.7		90.6	93.0	95.4	98.4
Loan Loss Reserve / Gross Loans (%)	0.69		0.66	0.87	0.93	1.05
Nonperforming Assets / Loans + OREO (%)	0.54	(1)	1.76	1.28	1.02	0.61
MRQ Net Charge-Offs / Average Loans (%)	0.02		0.08	0.06	0.06	0.02

(1)	Excludes acquired loans.

In addition, KBW’s analysis showed the following concerning the market performance of BNC and the BNC selected companies:

		BNC Selected Companies
	BNC	25th Percentile	Average	Median	75th Percentile
One-Year Stock Price Change (%) (1)	50.3	39.7	48.8	50.2	56.2
One-Year Total Return (%) (1)	51.6	41.1	51.5	53.8	59.4
Year-to-date (“YTD”) Stock Price Change (%) (1)	4.1	(3.8)	(2.1)	(2.4)	(0.8)
Stock Price / Tangible Book Value per Share (x)	2.70	2.04	2.20	2.17	2.51
Stock Price / 2017 EPS (x) (2)	18.3	17.3	19.3	18.8	20.0
Stock Price / 2018 EPS (x) (2)	15.9	14.8	16.4	16.3	17.6
Dividend Yield (%)	0.6	0.0	1.3	1.5	2.3
2017 Dividend Payout (%)	11.0	0.0	23.6	27.7	39.1

(1)	Excludes one of the BNC selected companies which priced its IPO on September 15, 2016.
(2)	Expressed as a multiple of First Call mean consensus street estimates published by FactSet Research Systems.

No company used as a comparison in the above selected companies analysis is identical to BNC. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis. KBW reviewed publicly available information related to 12 selected U.S. bank transactions (referred to as the selected transactions) announced since January 1, 2013, with announced deal values greater than $1 billion. Transactions where either the buyer or seller was not a multi-branch bank and terminated transactions were excluded from the selected transactions. The selected transactions were as follows:

Acquiror	Acquired Company	Announcement Date
F.N.B. Corporation	Yadkin Financial Corporation	July 21, 2016

Canadian Imperial Bank of Commerce	PrivateBancorp, Inc.	June 29, 2016

Huntington Bancshares Incorporated	FirstMerit Corporation	January 26, 2016

Chemical Financial Corporation	Talmer Bancorp, Inc.	January 26, 2016

BBCN Bancorp, Inc.	Wilshire Bancorp, Inc.	December 7, 2015

KeyCorp	First Niagara Financial Group, Inc.	October 30, 2015

BB&T Corporation	National Penn Bancshares, Inc.	August 17, 2015

Royal Bank of Canada	City National Corporation	January 22, 2015

BB&T Corporation	Susquehanna Bancshares, Inc.	November 12, 2014

CIT Group Inc.	IMB HoldCo LLC	July 22, 2014

Umpqua Holdings Corporation	Sterling Financial Corporation	September 11, 2013

PacWest Bancorp	CapitalSource Inc.	July 22, 2013

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements and, to the extent publicly available, forward year EPS consensus “street estimates” prior to the announcement of the respective transaction:

•	Price per common share to tangible book value per common share of the acquired company (in the case of the one selected transaction involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	Tangible equity premium (transaction value minus tangible common equity) to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium;

•	Price per common share to last 12 months (“LTM”) EPS of the acquired company (in the case of the one selected transaction involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income); and

•	Price per common share to estimated EPS of the acquired company in the 11 selected transactions in which First Call consensus “street estimates” for the acquired company were then available from FactSet Research Systems.

KBW also reviewed the price per common share paid for the acquired company for the 11 selected transactions in which the acquired company was publicly traded as a premium/discount to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $1.749 billion and using preliminary historical financial information for BNC as of or for the 12 months ended December 31, 2016 provided by BNC’s management and 2017 EPS consensus “street estimates” for BNC.

The results of the analysis are set forth in the following table:

		Selected Transactions
Transaction Price to	Pinnacle / BNC Merger	25th Percentile	Average	Median	75th Percentile
Price to Tangible Book Value (x)	2.70	1.68	1.88	1.71	2.23
Core Deposit Premium (%)	21.9	8.5	14.1	13.3	17.6
Price to LTM EPS (x)	23.8	15.9	17.4	18.4	19.7
Price to Estimated EPS (x)	18.3	16.5	17.8	18.5	19.3
One-Day Market Premium (%)	(0.2)	10.1	19.7	18.2	28.4

No company or transaction used as a comparison in the above selected transactions analysis is identical to BNC or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Pinnacle and BNC to various pro forma balance sheet and income statement items of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for Pinnacle and BNC as of December 31, 2016, (ii) estimated earnings data for Pinnacle and BNC taken from consensus “street estimates” for Pinnacle and BNC for fiscal 2017 and fiscal 2018 and assumed long term earnings growth rates provided by Pinnacle management and (iii) as indicated below, assumptions relating to the Pinnacle common stock offering undertaken in connection with the merger provided by Pinnacle management. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Pinnacle and BNC shareholders in the combined company based on the 0.5235x exchange ratio in the merger:

	Pinnacle as a % of Total	BNC as a % of Total
Balance Sheet
Assets	60%	40%
Gross Loans Held for Investment	61%	39%
Deposits	59%	41%
Tangible Common Equity	59%	41%
Tangible Common Equity (with Pinnacle common stock offering) (1)	63%	37%
Income Statement
2017 Est. GAAP Net Income	62%	38%
2018 Est. GAAP Net Income	63%	37%
2019 Est. GAAP Net Income	63%	37%
Ownership
Ownership at 0.5235x exchange ratio	63%	37%
Ownership at 0.5235x exchange ratio (with Pinnacle common stock offering) (1)	61%	36%

(1)	Reflects assumptions provided by Pinnacle’s management regarding Pinnacle common stock offering undertaken in connection with the merger as to net proceeds and number of shares issued.

Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Pinnacle and BNC. Using closing balance sheet estimates as of July 1, 2017 for Pinnacle and BNC provided by Pinnacle management, EPS consensus “street estimates” for Pinnacle and BNC for fiscal 2018, assumed long term earnings growth rates provided by Pinnacle management, and pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger, certain accounting adjustments assumed with respect thereto and assumptions relating to the Pinnacle common stock offering undertaken in connection with the merger) provided by Pinnacle management, KBW analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to Pinnacle’s 2018 and 2019 estimated EPS and could also be accretive to Pinnacle’s estimated tangible book value per share at closing. Furthermore, the analysis indicated that, pro forma for the merger and the common stock offering undertaken in connection with the merger, Pinnacle’s tangible common equity to tangible assets ratio, leverage ratio, common equity Tier 1 ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio at closing could be higher than on a standalone basis. For all of the above analysis, the actual results achieved by Pinnacle following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of BNC, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments assumed with respect thereto. In this analysis, KBW used estimated earnings data for BNC taken from consensus “street estimates” for BNC for 2017 and 2018 published by FactSet Research Systems, assumed long term earnings and asset growth rates provided by Pinnacle management, and estimated cost savings and related expenses and accounting adjustments provided by Pinnacle management. KBW assumed discount rates ranging from 9.0% to 12.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that BNC could generate over the five-year period from 2017 to 2021 and (ii) the present value of BNC’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and accounting adjustments. KBW assumed that BNC would maintain a tangible common equity to tangible assets ratio of 8.00% and BNC would retain sufficient earnings to maintain that level. In calculating the terminal value of BNC, KBW applied a range of 15.0x to 19.0x estimated 2022 earnings. This discounted cash flow analysis resulted in a range of implied values per share of BNC common stock, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments assumed with respect thereto, of $38.61 per share to $52.33 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The analysis did not purport to be indicative of the actual values or expected values of BNC.

Miscellaneous. KBW acted as financial advisor to Pinnacle in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its and their broker-dealer businesses, and further to certain existing sales and trading relationships between Pinnacle and certain KBW affiliates, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Pinnacle and BNC, and as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Pinnacle or BNC for its and their own accounts and for the accounts of its and their respective customers and clients. KBW employees and employees of KBW affiliates may also from time to time maintain individual positions in Pinnacle common stock and BNC common stock, which positions currently include an individual position in shares of Pinnacle common stock held by a senior member of the KBW advisory team providing services to Pinnacle in connection with the proposed merger.

Pursuant to the KBW engagement agreement, Pinnacle agreed to pay KBW a non-refundable cash fee equal to 0.45% of the aggregate merger consideration, which fee is currently estimated to be approximately $8.6 million, $1.5 million of which became payable concurrently with the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the merger. Pinnacle also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith.

In addition to this present engagement, in the two years preceding the date of KBW’s opinion, KBW from time to time provided other investment banking assistance to Pinnacle for which KBW did not enter into any engagement agreement or receive compensation. In the two years preceding the date of KBW’s opinion, KBW provided investment banking and financial advisory services to BNC and received compensation for such services. KBW acted as an underwriter in connection with BNC’s registered offering of common stock in July 2016. In connection with the foregoing offering, KBW received fees (including underwriting discounts) of approximately $0.6 million in the aggregate from BNC. KBW may in the future provide investment banking and financial advisory services to Pinnacle, BNC or their respective affiliates and receive compensation for such services.

BNC’s Reasons for the Merger; Recommendation of the BNC Board of Directors

In reaching its decision to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and to recommend to its shareholders to approve the merger proposal, the BNC board of directors consulted with BNC management, as well as its financial and legal advisors, and considered a number of factors, including the following factors:

•	each of BNC’s and Pinnacle’s business, operations, financial condition, asset quality, earnings and prospects;

•	the implied value of the merger consideration based on the 20 trading day average closing price of Pinnacle common stock as of January 20, 2017 of $35.70 for each share of BNC common stock represented approximately a 10.5% premium over the 20 trading day average closing price of BNC common stock as of January 20, 2017 (the last trading day prior to the execution of the merger agreement) and was 2.91 times BNC’s tangible book value per share as of December 31, 2016;

•	the implied value of the merger consideration based on the closing price of Pinnacle common stock on January 20, 2017 of $33.14 for each share of BNC common stock represented approximately a 0.2% discount to the closing price of BNC common stock on January 20, 2017 (the last trading day prior to the execution of the merger agreement) and was 2.70 times BNC’s tangible book value per share as of December 31, 2016; in this regard, although the BNC board of directors considered both the implied value of the merger consideration based on the closing price of Pinnacle common stock on January 20, 2017 and the implied value of the merger consideration based on the 20 trading day average closing price of Pinnacle common stock as of January 20, 2017, the BNC board of directors considered that the latter might be more relevant and better reflect the implied value of the merger consideration given the significant fluctuations and volatility in the market price of Pinnacle common stock prior to the announcement of the merger, and that an average over a longer period of time, by reducing the impact of such short-term fluctuations and volatility, might provide a more accurate view of the market value of Pinnacle common stock;

•	the anticipated economies of scale for the combined company;

•	the anticipated pro forma impact of the merger on the combined company, including the expected impact on financial metrics, including earnings, dividends, return on equity, tangible book value, and regulatory capital levels;

•	the current and prospective environment in which BNC and Pinnacle operate, including national and local economic conditions, the interest rate environment, the competitive and regulatory environments for financial institutions generally, and the likely effect of these factors on BNC both with and without the merger;

•	the historical performance of each of BNC common stock, Pinnacle common stock, Pinnacle common stock’s liquidity in terms of average daily trading volume and the level of future cash dividends anticipated to be received by BNC’s shareholders upon completion of the merger;

•	Pinnacle’s record of performance over a substantial period of time and throughout various economic cycles, including its earnings record;

•	publicly available information regarding Pinnacle’s regulatory status and the expectation that regulatory approvals for the mergers and the other transactions contemplated by the merger agreement could be received on a reasonably timely basis;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital and footprint;

•	the fact that the merger consideration would be in stock with a fixed exchange ratio, which would allow BNC’s shareholders to participate in the future growth and performance of the combined company;

•	the strategic benefits of the transaction and the synergies and cost savings expected to be achieved by the combined company upon completion of the merger, and potential for BNC’s shareholders, as future Pinnacle shareholders, to benefit to the extent of their interest in the combined company from the synergies of the merger and the anticipated pro forma impact of the merger, and the expectation that the merger will be accretive to Pinnacle’s earnings per share in 2018;

•	the expected tax treatment of the mergers, taken together, as a “reorganization” for United States federal income tax purposes;

•	the complementary nature of the business strategies, customers, cultures and business lines of the two companies, which the BNC board of directors believes should provide the opportunity to mitigate integration risks and increase potential returns, including that:

¡	the nature of the business strategies, customers and geographic areas of the two companies would enable the combined company to achieve goals BNC would have independently attempted to pursue in connection with its strategic plan (including greater cross-selling opportunities based on complementary product sets);

¡	the fact that there is no overlap with respect to the geographic footprint of Pinnacle and BNC; and

¡	the similarities in the two companies’ community bank operating model and culture, and Pinnacle’s commitment to supporting the local communities it serves;

•	the written opinions of Sandler O’Neill and BSP Securities, BNC’s financial advisors, each dated as of January 22, 2017, each delivered to the BNC board of directors that, as of such date, and based upon and subject to the various factors, assumptions and limitations set forth in such opinions, the exchange ratio to be paid to the holders of BNC common stock in the merger was fair to such holders from a financial point of view, as more fully described below under “The Merger—Opinion of BNC’s Financial Advisors”;

•	Pinnacle’s record of service to its communities as exemplified by its “Outstanding” Community Reinvestment Act examination rating;

•	the review undertaken by the BNC board of directors and management, with the assistance of financial and legal advisors, with respect to the strategic alternatives available to BNC, including:

¡	the likelihood of an alternative transaction;

¡	the value of BNC as an independent company;

¡	the capital and earnings available to BNC as an independent company, at the time and as expected in the future, to pursue various business and strategic initiatives; and

¡	the challenges facing BNC as an independent institution, including challenges associated with approaching the $10 billion asset threshold under the Dodd Frank Act, and the BNC board of directors’ belief that combining with a larger financial institution would benefit BNC’s shareholders, customers and communities;

•	the amendment to BNC’s bylaws to require that certain types of actions, including any derivative action and certain actions brought against BNC or its directors or officers, be brought in North Carolina courts, and the BNC board of directors’ determination that such amendment could mitigate the costs, delays and diversion of management that could result if certain types of actions, including certain actions that might be brought related to the merger agreement and the transactions contemplated thereby, were pursued in multiple jurisdictions and prevent inconsistent judgments;

•	the terms of the merger agreement that restrict BNC’s ability to solicit alternative transactions, and the fact that the merger agreement provides that BNC may take certain actions in response to an unsolicited bona fide written acquisition proposal under specific circumstances, in the event that the BNC board of directors makes a good faith determination (in accordance with the merger agreement and after consultation with BNC’s outside legal counsel and financial advisor) that the failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law, the possibility that BNC could be required to pay a termination fee under certain circumstances, and the fact that BNC’s shareholders will have an opportunity to vote on the merger and that their approval is a condition to completion of the merger;

•	the other terms of the merger agreement and their comparability to those in other recent merger transactions;

•	its review and discussions with BNC’s management concerning the due diligence examination of Pinnacle;

•	the transaction-related restructuring charges and other merger-related costs;

•	the risk that the merger may not be consummated or that the closing may be unduly delayed, including as a result of factors outside either party’s control;

•	the potential risks associated with successfully integrating BNC’s business, operations and workforce with those of Pinnacle, including the costs and risks of successfully integrating the two companies

•	the potential risk of not realizing all of the anticipated benefits of the merger or not realizing them in the expected timeframe;

•	the potential risk of diverting management attention and resources from the operation of BNC’s and Pinnacle’s respective businesses and towards the completion of the merger and the integration of the two companies

•	the potential risk of employee attrition or adverse effects on client and business relationships as a result of the announcement and pendency of the merger;

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”;

•	the nature and amount of payments to be received by BNC’s management in connection with the merger;

•	the regulatory and other approvals required in connection with the mergers and the bank merger and the time required to obtain such approvals, consideration of the relevant factors expected to be assessed by the regulators for the approvals and the parties’ evaluations of those factors, the expected likelihood that such approvals could be received in a reasonably timely manner and without the imposition of unacceptable conditions and the possibility that regulators may impose certain restrictions on the combined operations of BNC and Pinnacle in order to grant the required approvals;

•	the anticipated continued participation of certain of BNC’s directors, officers and employees in the combined company, which enhances the likelihood that the strategic benefits that BNC expects to achieve as a result of the merger will be realized and that the benefits and talents that BNC brings to the combined company will be appropriately valued and effectively utilized;

•	Pinnacle’s commitment in the merger agreement to maintain certain standards of compensation and benefits (including equity based awards) to continuing BNC employees for up to one year following the effective time; and

•	the social and economic effects of the mergers on BNC’s depositors, borrowers, other customers, employees and creditors, and on the communities in which BNC and BNC Bank operate or are located.

The foregoing discussion of the information and factors considered by the BNC board of directors is not intended to be exhaustive, but includes the material factors considered by the BNC board of directors. In reaching its decision to approve the merger agreement, the mergers and the other transactions contemplated by the merger agreement, the BNC board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The BNC board of directors considered all these factors as a whole, including discussions with BNC’s management and BNC’s financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The foregoing discussion of the information and factors considered by the BNC board of directors is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the BNC board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of BNC and its shareholders, and approved the merger agreement and the transactions contemplated thereby. The BNC board of directors unanimously recommends that BNC’s shareholders vote “FOR” the BNC merger proposal, “FOR” the BNC compensation proposal and “FOR” the BNC adjournment proposal, if necessary or appropriate to solicit additional proxies.

Opinions of BNC’s Financial Advisors

BNC Bancorp retained Sandler O’Neill and BSP Securities to act as financial advisors to BNC’s board of directors in connection with BNC’s consideration of a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. BSP Securities is a leading investment banking firm focused on the financial services sector and one of the most active investment banking firms in this sector in the Greater Southern U.S. In the ordinary course of their investment banking business, Sandler O’Neill and BSP Securities are regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill and BSP Securities acted as financial advisors in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the January 22, 2017 meeting at which BNC’s board of directors considered and discussed the terms of the merger agreement and the merger, Sandler O’Neill and BSP Securities each delivered to BNC’s board of directors their respective oral opinion, which opinions were each subsequently confirmed in writing on January 22, 2017, to the effect that, as of such date, the exchange ratio provided for in the merger agreement was fair to the holders of BNC common stock from a financial point of view. The full text of Sandler O’Neill’s opinion and BSP Securities’ opinion are attached as Annex C and Annex D, respectively, to this joint proxy statement/prospectus. The opinions outline the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill and BSP Securities in rendering their respective opinions. The description of the opinions set forth below is qualified in its entirety by reference to the full text of each respective opinion. Holders of BNC common stock are urged to read both the Sandler O’Neill opinion and the BSP Securities opinion carefully in connection with their consideration of the proposed merger.

Opinion of Sandler O’Neill

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to BNC’s board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of BNC as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger agreement and the merger. Sandler O’Neill’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of BNC common stock and does not address the underlying business decision of BNC to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for BNC or the effect of any other transaction in which BNC might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of BNC or Pinnacle, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder, including the exchange ratio to be received by the holders of BNC common stock. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the merger agreement, dated January 22, 2017;

•	certain publicly available financial statements and other historical financial information of BNC that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Pinnacle that Sandler O’Neill deemed relevant;

•	publicly available consensus mean analyst earnings per share estimates for BNC for the years ending December 31, 2017 and December 31, 2018, as well as an estimated long-term annual earnings growth rate and dividends per share for BNC for the years thereafter, as provided by the senior management of BNC;

•	publicly available consensus mean analyst earnings per share estimates for Pinnacle for the years ending December 31, 2017 and December 31, 2018, as well as an estimated long-term annual earnings growth rate and dividends per share for Pinnacle for the years thereafter, as provided by the senior management of Pinnacle;

•	the pro forma financial impact of the merger on Pinnacle based on certain assumptions relating to purchase accounting adjustments, cost savings, transaction expenses and the anticipated regulatory impact of the merger on Pinnacle, as well as the offer and sale by Pinnacle of shares of Pinnacle common stock in connection with the merger resulting in net proceeds to Pinnacle of approximately $175 million, as provided by the senior management of Pinnacle;

•	the publicly reported historical price and trading activity for BNC common stock and Pinnacle common stock, including a comparison of certain stock market information for BNC common stock and Pinnacle common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for BNC and Pinnacle with similar institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of BNC the business, financial condition, results of operations and prospects of BNC and held similar discussions with certain members of the senior management of Pinnacle regarding the business, financial condition, results of operations and prospects of Pinnacle.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Sandler O’Neill from public sources, that was provided to Sandler O’Neill by BNC or Pinnacle or their respective representatives or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied on the assurances of the respective managements of BNC and Pinnacle that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of BNC or Pinnacle or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of BNC or Pinnacle. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of BNC or Pinnacle, or of the combined entity after the merger, and Sandler O’Neill did not review any individual credit files relating to BNC or Pinnacle. Sandler O’Neill assumed, with BNC’s consent, that the respective allowances for loan losses for both BNC and Pinnacle were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for BNC for the years ending December 31, 2017 and December 31, 2018, as well as an estimated long-term annual earnings growth rate and dividends per share for BNC for the years thereafter, as provided by the senior management of BNC. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for Pinnacle for the years ending December 31, 2017 and December 31, 2018, as well as an estimated long-term annual earnings growth rate and dividends per share for Pinnacle for the years thereafter, as provided by the senior management of Pinnacle. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings, transaction expenses and the anticipated regulatory impact of the merger on Pinnacle, as well as the offer and sale by Pinnacle of shares of Pinnacle common stock in connection with the merger resulting in net proceeds to Pinnacle of approximately $175 million, as provided by the senior management of Pinnacle. With respect to the foregoing information, the respective senior managements of BNC and Pinnacle confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available consensus mean analyst earnings per share estimates referred to above, were consistent with) the best currently available estimates and judgments of those respective senior managements as to the future financial performance of BNC and Pinnacle, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the future financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of BNC or Pinnacle since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to Sandler O’Neill’s analysis that BNC and Pinnacle would remain as going concerns for all periods relevant to Sandler O’Neill’s analysis.

Sandler O’Neill also assumed, with BNC’s consent, in all respects material to Sandler O’Neill’s analysis, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on BNC, Pinnacle or the merger or any related transaction, (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the merger would qualify as a tax-free reorganization for federal income tax purposes. Sandler O’Neill expressed no opinion as to any of the legal, accounting or tax matters relating to the merger or any other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date thereof could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the trading values of BNC common stock or Pinnacle common stock at any time or what the value of Pinnacle common stock would be once it is actually received by the holders of BNC common stock.

Sandler O’Neill’s Relationship. Sandler O’Neill is acting as BNC’s financial advisor in connection with the merger and will receive a fee for its services, which fee is estimated to be approximately $6.8 million based on the market value of Pinnacle’s common stock at the time the merger was announced. Sandler O’Neill’s fee is equal to 0.375% of the aggregate purchase price, will vary based on the market value of Pinnacle common stock at the time of closing and a substantial portion of Sandler O’Neill’s transaction fee is contingent upon consummation of the merger. Sandler O’Neill also received a $500,000 fee upon rendering its fairness opinion to the BNC board of directors, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to Sandler O’Neill on the day of closing of the merger. BNC has also agreed to indemnify Sandler O’Neill against certain claims and liabilities arising out of its engagement and to reimburse Sandler O’Neill for certain of its out-of-pocket expenses incurred in connection with its engagement.

In the two years preceding the date of its opinion, Sandler O’Neill provided certain other investment banking services to BNC for which Sandler O’Neill received fees of approximately $636,000. Most recently, Sandler O’Neill acted as co-lead manager in connection with BNC’s public offering of common stock in July 2016 and acted as financial advisor to BNC in connection with BNC’s acquisition of Southcoast Financial Corporation, which closed in June 2016. In the two years preceding the date of its opinion, Sandler O’Neill provided certain investment banking services to Pinnacle and its affiliates for which Sandler O’Neill received fees of approximately $2.6 million. Most recently, Sandler O’Neill acted as financial advisor to Pinnacle in connection with Pinnacle’s acquisition of Avenue Financial Holdings, Inc., which transaction closed in July 2016, and Sandler O’Neill acted as book manager to Pinnacle Bank in connection with Pinnacle Bank’s public offering of subordinated debt in March 2016. In addition, in the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to BNC, Pinnacle, and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of BNC, Pinnacle, and their respective affiliates for its own account and for the accounts of its customers.

Opinion of BSP Securities

BNC retained BSP Securities to act as a financial advisor to BNC in connection with the merger agreement and the merger. BSP Securities, as part of its investment banking business, is regularly engaged in the valuation of banks, bank holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, private placements and valuations for corporate and other purposes.

In connection with rendering its opinion, BSP Securities:

1.	Reviewed the terms of the merger agreement;

2.	Participated in discussions with Pinnacle’s management and BNC’s management concerning their respective financial condition, asset quality and regulatory standing, capital position, historical and current earnings, management succession and BNC’s and Pinnacle’s future financial performance;

3.	Reviewed BNC’s recent filings with the SEC including its annual report on Form 10-K for the year ended December 31, 2015, as well as quarterly reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;

4.	Reviewed Pinnacle’s recent filings with the SEC including its annual report on Form 10-K for the year ended December 31, 2015, as well as quarterly reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;

5.	Reviewed historical trading activity of BNC’s common stock and analysts’ consensus estimates for BNC’s future earnings for the years ending December 31, 2017 and December 31, 2018, as well as the estimated cost savings and related transaction expenses expected to result from the merger;

6.	Analyzed certain aspects of BNC’s financial performance and condition and compared such financial performance with similar data of publicly-traded companies BSP Securities deemed similar to BNC;

7.	Reviewed historical trading activity of Pinnacle’s common stock and analysts’ consensus estimates for Pinnacle’s future earnings for the years ending December 31, 2017 and December 31, 2018;

8.	Compared the proposed financial terms of the merger with the financial terms of certain other recent merger and acquisition transactions, involving companies that BSP Securities deemed to be relevant; and

9.	Performed such other analyses and considered such other information, financial studies, and investigations and financial, economic and market criteria as BSP Securities deemed relevant.

In giving its opinion, BSP Securities assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that was provided to BSP Securities by Pinnacle and BNC, and their representatives, and of the publicly available information for Pinnacle and BNC that BSP Securities reviewed. BSP Securities is not an expert in the evaluation of allowances for loan losses and did not independently verify such allowances, and relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheet of BNC at September 30, 2016 were adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. BSP Securities was not retained to, nor did it conduct a physical inspection of any of the properties or facilities of BNC, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of BNC, was not furnished with any such evaluation or appraisal, and did not review any individual credit files. The opinion of BSP Securities was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date thereof. BSP Securities expressed no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the merger, as set forth in the merger agreement, to be consummated. No opinion was expressed as to whether any alternative transaction might be more favorable to holders of BNC common stock, than the merger.

With respect to analysts’ consensus estimates for future earnings of BNC used by BSP Securities in its analyses, management of BNC confirmed that those estimates were consistent with the best currently available estimates and judgments of the future financial performance of BNC. BSP Securities assumed that the financial performance reflected in all estimates used by BSP Securities in its analyses would be achieved. BSP Securities expressed no opinion as to such financial estimates or the assumptions on which they were based. BSP Securities also assumed that there was no material change in the assets, financial condition, results of operations, business or prospects of BNC or Pinnacle since the date of the most recent financial statements made available to BSP Securities, other than those changes which may have been provided by senior management of BNC and Pinnacle. BSP Securities assumed in all respects material to its analyses that BNC and Pinnacle will remain as going concerns for all periods relevant to BSP Securities’ analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct in all material respects, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the merger agreement in all material respects and that the conditions precedent in the merger agreement are not waived in any material respect.

BSP Securities’ opinion is limited to the fairness, from a financial point of view, of the exchange ratio to be paid by Pinnacle to holders of BNC common stock in the merger and does not address BNC’s underlying business decision to proceed with the merger. BSP Securities was retained on behalf of the board of directors of BNC, and BSP Securities’ opinion does not constitute a recommendation to any director of BNC as to how such director should vote with respect to the merger agreement. In rendering the opinion, BSP Securities expresses no opinions in respect to the amount or nature of any compensation to any officers, directors, or employees of BNC, or any class of such persons relative to the exchange ratio to be received by the holders of BNC common stock in the merger or with respect to the fairness of any such compensation.

BSP Securities’ Relationship. BSP Securities is acting as BNC’s financial advisor in connection with the merger and will receive a fee for its services, which fee is estimated to be approximately $6.8 million based on the market value of Pinnacle’s common stock at the time the merger was announced. BSP Securities’ fee is equal to 0.375% of the aggregate purchase price, will vary based on the market value of Pinnacle common stock at the time of closing and a substantial portion of BSP Securities’ transaction fee is contingent upon the consummation of the merger. BSP Securities also received a $500,000 fee upon rendering its fairness opinion to the BNC board of directors, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to BSP Securities on the day of closing of the merger. BNC has also agreed to indemnify BSP Securities against certain claims and liabilities arising out of its engagement and to reimburse BSP Securities for certain of its out-of-pocket expenses incurred in connection with its engagement.

In the two years preceding the date of its opinion, BSP Securities provided certain other investment banking services to BNC for which BSP Securities received fees of approximately $1,675,000. Most recently, BSP Securities acted as financial advisor to BNC in connection with BNC’s acquisitions of High Point Bank Corporation, which closed in October 2016, and Valley Financial Corporation, which closed in July 2015. In addition, BSP Securities acted as financial advisor to BNC in connection with BNC’s acquisition of certain branch assets and liabilities of Certus Holdings, Inc., which closed in October 2015. In the two years preceding the date of BSP Securities’ opinion, BSP Securities did not receive any investment banking fees from Pinnacle.

Financial Analyses of BNC Bancorp’s Financial Advisors

In rendering their respective opinions, Sandler O’Neill and BSP Securities performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler O’Neill’s and BSP Securities’ opinions or the joint presentation made by Sandler O’Neill and BSP Securities to BNC’s board of directors on January 22, 2017, but is a summary of the material analyses performed and jointly presented by Sandler O’Neill and BSP Securities to BNC’s board of directors on January 22, 2017. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill and BSP Securities believe that their analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying their respective opinions. Also, no company included in the comparative analyses described below is identical to BNC or Pinnacle and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of BNC and Pinnacle and the companies to which they are being compared. In arriving at their respective opinions, Sandler O’Neill and BSP Securities did not attribute any particular weight to any analysis or factor that they considered. Rather, Sandler O’Neill and BSP Securities made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill and BSP Securities did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support their respective opinions, rather, Sandler O’Neill and BSP Securities made their independent determinations as to the fairness of the exchange ratio on the basis of their respective experience and professional judgment after considering the results of all of the analyses taken as a whole.

In performing their analyses, Sandler O’Neill and BSP Securities also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of BNC, Pinnacle, Sandler O’Neill and BSP Securities. The analyses performed by Sandler O’Neill and BSP Securities are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill and BSP Securities prepared their analyses solely for purposes of rendering their respective opinions and jointly presented such analyses to BNC’s board of directors at its January 22, 2017 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s and BSP Securities’ analyses do not necessarily reflect the value of BNC common stock or the prices at which BNC common stock or Pinnacle common stock may be sold at any time. The analyses of Sandler O’Neill and BSP Securities and their respective opinions were among a number of factors taken into consideration by BNC’s board of directors in making its determination to approve the merger agreement and should not be viewed as determinative of the exchange ratio or the decision of BNC’s board of directors or management with respect to the fairness of the merger.

Summary of Proposed Exchange Ratio and Implied Transaction Metrics. Sandler O’Neill and BSP Securities reviewed the financial terms of the proposed merger. For valuing Pinnacle common stock, Sandler O’Neill and BSP Securities used the closing price of Pinnacle common stock on January 20, 2017 of $63.30 as well as the 20-day trailing average closing price of $68.20, in both cases assuming the fair value of the exercise of BNC options outstanding. Sandler O’Neill and BSP Securities calculated an aggregate implied transaction value of approximately $1.75 billion, or an implied transaction price per share of BNC common stock of $33.14, based on the January 20, 2017 closing price and an aggregate implied transaction value of approximately $1.88 billion, or an implied transaction price per share of $35.70, based on the 20-day trailing average closing price as of January 20, 2017. Based upon historical financial information for BNC as of or for the LTM ended

December 31, 2016 and publicly available mean analyst earnings per share estimates for the year ending December 31, 2017, Sandler O’Neill and BSP Securities calculated the following implied transaction metrics.

	Pinnacle Closing Price as of 1/20/17¹	Pinnacle 20-Day Trailing Average Closing Price as of 1/20/2017 ²
Transaction Price / BNC’s 2016 Earnings per Share	23.8x	25.6x
Transaction Price / BNC’s Core 2016 Earnings per Share3	20.2x	21.8x
Transaction Price / BNC’s 2017 Estimated Earnings Per Share4	18.3x	19.7x
Transaction Price / BNC’s December 31, 2016 Book Value	192%	206%
Transaction Price / BNC’s December 31, 2016 Tangible Book Value	270%	291%
Tangible Book Premium / Core Deposits5	22.5%	25.3%
Market Premium as of January 20, 2017	(0.2%)	7.5%
Market Premium as of October 17, 2016	39.2%	50.0%

1)	Based on Pinnacle’s closing price on January 20, 2017 of $63.30
2)	Based on Pinnacle’s twenty (20) day trailing average closing price as of January 20, 2017 of $68.20
3)	Core earnings exclude transaction-related expenses, loss on extinguishment of debt, and securities gains/losses
4)	Price/ forward earnings multiple based on analyst consensus mean estimate from FactSet Research Systems
5)	Core deposits equal total deposits less certificates of deposit greater than $100,000, IRA’s greater than $100,000, and wholesale deposits

Stock Trading History. Sandler O’Neill and BSP Securities reviewed the historical stock price performance of BNC common stock and Pinnacle common stock for the one and three-year periods ended January 20, 2017. Sandler O’Neill and BSP Securities then compared the relationship between the stock price performance of BNC’s common stock and Pinnacle’s common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

BNC One-Year Stock Price Performance

	Beginning January 20, 2016	Ending January 20, 2017
BNC	100%	150.3%
BNC Peers	100%	147.7%
SNL U.S. Bank	100%	142.6%
S&P 500 Index	100%	122.2%

BNC Three-Year Stock Price Performance

	Beginning January 20, 2014	Ending January 20, 2017
BNC	100%	193.7%
BNC Peers	100%	165.7%
SNL U.S. Bank	100%	131.0%
S&P 500 Index	100%	123.5%

Pinnacle One-Year Stock Price Performance

	Beginning January 20, 2016	Ending January 20, 2017
Pinnacle	100%	134.7%
Pinnacle Peers	100%	144.2%
SNL U.S. Bank	100%	142.6%
S&P 500 Index	100%	122.2%

Pinnacle Three-Year Stock Price Performance

	Beginning January 20, 2014	Ending January 20, 2017
Pinnacle	100%	203.2%
Pinnacle Peers	100%	146.3%
SNL U.S. Bank	100%	131.0%
S&P 500 Index	100%	123.5%

Comparable Company Analyses. Sandler O’Neill and BSP Securities used publicly available information to compare selected financial information for BNC with a group of financial institutions selected by Sandler O’Neill and BSP Securities (the “BNC Peer Group”). The BNC Peer Group consisted of banks or bank holding companies whose common stock is publicly traded on the NYSE or NASDAQ, headquartered in the Southeast U.S. and that have total assets between $5.0 billion and $10.0 billion (excluding targets of announced mergers). The BNC Peer Group consisted of the following companies:

WesBanco, Inc.	Simmons First National Corporation

Home BancShares, Inc.	Union Bankshares Corporation

South State Corporation	TowneBank

Renasant Corporation	Capital Bank Financial Corp.

FCB Financial Holdings, Inc.	Ameris Bancorp

ServisFirst Bancshares, Inc.	CenterState Banks, Inc.

The analysis compared publicly available financial information for BNC as of or for the period ended December 31, 2016 (unless otherwise noted) with the corresponding publicly available data for the BNC Peer Group as of or for the period ended September 30, 2016 (unless otherwise noted), with pricing data as of January 20, 2017. The table below sets forth the data for BNC and the high, low, median and mean data for the BNC Peer Group.

BNC Comparable Company Analysis

	BNC	BNC Peer Group Median	BNC Peer Group Mean	BNC Peer Group High	BNC Peer Group Low
Total assets (in millions)	$7,402	$8,329	$7,987	$9,812	$5,015
Loans/Deposits	89.7%	91.1%	91.3%	101.1%	81.2%
Non-performing assets1/Total assets	0.78%[2]	0.79%	0.74%	1.28%	0.27%
Tangible common equity/Tangible assets	8.98%	8.92%	9.20%	11.55%	7.46%
Leverage Ratio	10.00%[2]	10.22%	10.17%	12.90%	8.20%
Total RBC Ratio	13.19%[2]	12.52%	13.02%	15.13%	11.11%
CRE Concentration Ratio[3]	334.0%[2]	240.9%	229.8%	328.7%	134.8%
LTM Return on average assets	1.00%	1.12%	1.15%	1.85%	0.80%
LTM Return on average tangible common equity	12.6%	13.6%	13.6%	20.8%	7.3%
LTM Net interest margin	3.89%	3.90%	3.92%	4.81%	3.31%
LTM Efficiency ratio	60.5%	57.8%	54.8%	63.5%	36.4%
Price/Tangible book value	270%	256%	272%	397%	191%
Price/LTM Earnings per share	23.9x	20.6x	22.7x	32.2x	18.2x
Price/Mean Analyst 2017E Earnings per share[4]	18.3x	17.9x	18.5x	23.4x	16.0x
Price/Mean Analyst 2018E Earnings per share[4]	15.9x	15.6x	16.2x	20.3x	13.3x
Current Dividend Yield	0.6%	1.4%	1.3%	2.4%	0.0%
LTM Dividend ratio	14.4%	28.1%	26.9%	45.5%	0.0%
Market value (in millions)	$1,732	$1,852	$1,954	$3,679	$1,260

Note:	Financial data for Home BancShares, Inc., Simmons First National Corporation, Renasant Corporation and Ameris Bancorp are as of or for the period ended December 31, 2016 except for non-performing assets/total assets for all five institutions and the leverage ratio and total RBC ratio for Home Bancshares, Inc. and Ameris Bancorp which are as of September 30, 2016.
1)	Nonperforming assets defined as nonaccrual and renegotiated loans and leases and real estate owned.
2)	Financial data as of or for the period ended September 30, 2016.
3)	CRE is defined as total non-owner-occupied CRE loans (including construction and land development (“CLD”) loans), as defined in the 2006 Federal Reserve guidance.
4)	Based on publicly available mean analyst earnings per share estimates.

Sandler O’Neill and BSP Securities used publicly available information to perform a similar analysis for Pinnacle and a group of financial institutions selected by Sandler O’Neill and BSP Securities (the “Pinnacle Peer Group”). The Pinnacle Peer Group consisted of banks or bank holding companies whose common stock is publicly traded on the NYSE or NASDAQ, headquartered in the Southeast U.S. and that have total assets between $7.0 billion and $15.0 billion (excluding targets of announced mergers). The Pinnacle Peer Group consisted of the following companies:

BancorpSouth, Inc.	South State Corporation

United Bankshares, Inc.	Renasant Corporation

Trustmark Corporation	FCB Financial Holdings, Inc.

United Community Banks, Inc.	Simmons First National Corporation

WesBanco, Inc.	Union Bankshares Corporation

Home BancShares, Inc.	TowneBank

Capital Bank Financial Corp.

The analysis compared publicly available financial information for Pinnacle as of or for the period ended December 31, 2016 (unless otherwise noted) with the corresponding publicly available data for the Pinnacle Peer Group as of or for the period ended September 30, 2016 (unless otherwise noted), with pricing data as of

January 20, 2017. The table below sets forth the data for Pinnacle and the high, low, median and mean data for the Pinnacle Peer Group.

Pinnacle Comparable Company Analysis

	Pinnacle	Pinnacle Peer Group Median	Pinnacle Peer Group Mean	Pinnacle Peer Group High	Pinnacle Peer Group Low
Total assets (in millions)	$11,195	$8,797	$10,027	$14,611	$7,792
Loans/Deposits	96.5%	90.6%	90.7%	101.1%	79.7%
Non-performing assets1/Total assets	0.43%	0.80%	0.77%	1.25%	0.42%
Tangible common equity/Tangible assets	8.75%	9.09%	9.41%	11.55%	8.19%
Leverage Ratio	8.60%	10.40%	10.39%	12.90%	8.35%
Total RBC Ratio	11.90%	12.89%	13.28%	15.13%	11.60%
CRE Concentration Ratio[2]	266.2%	210.2%	230.5%	335.0%	134.8%
LTM Return on average assets	1.27%	1.00%	1.09%	1.85%	0.81%
LTM Return on average tangible common equity	15.2%	12.7%	12.6%	20.8%	7.3%
LTM Net interest margin	3.60%	3.63%	3.80%	4.81%	3.31%
LTM Efficiency ratio	53.1%	58.0%	57.1%	69.4%	36.4%
Price/Tangible book value[3]	340%[3]	238%	246%	396%	191%
Price/LTM Earnings per share	23.4x3	20.8x	21.9x	28.9x	18.2x
Price/Mean Analyst 2017E Earnings per share[4]	20.2x3	17.8x	18.5x	21.2x	16.5x
Price/Mean Analyst 2018E Earnings per share[4]	17.4x3	15.8x	16.2x	18.5x	14.6x
Current Dividend Yield	0.8%[3]	1.6%	1.7%	3.0%	0.0%
LTM Dividend ratio	19.2%	32.7%	35.5%	67.3%	0.0%
Market value (in millions)	$3,162 [3]	$1,977	$2,256	$3,679	$1,477

Note:	Financial data for Home BancShares, Inc., Simmons First National Corporation and Renasant Corporation are as of or for the period ended December 31, 2016 except for non-performing assets/total assets for Home BancShares, Inc., Renasant Corporation and Simmons First National Corporation and the leverage ratio and total RBC ratio for Home Bancshares, Inc., which are as of September 30, 2016.
1)	Nonperforming assets defined as nonaccrual and renegotiated loans and leases and real estate owned.
2)	CRE is defined as total non-owner-occupied CRE loans (including CLD loans), as defined in the 2006 Federal Reserve guidance.
3)	Calculated using Pinnacle’s 20-day trailing average closing price as of January 20, 2017 of $68.20.
4)	Based on publicly available mean analyst earnings per share estimates.

Analysis of Selected Merger Transactions. Sandler O’Neill and BSP Securities reviewed a group of selected merger and acquisition transactions involving commercial U.S. banks (the “Nationwide Precedent Transactions”). The Nationwide Precedent Transactions group consisted of nationwide commercial bank transactions announced between January 1, 2014 and January 20, 2017 where targets had total assets between $3.0 billion and $10.0 billion at announcement. The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target

First Interstate BancSystem.	Cascade Bancorp

United Bankshares Inc.	Cardinal Financial Corp.

F.N.B. Corp.	Yadkin Financial Corporation

Chemical Financial Corp.	Talmer Bancorp Inc.

BBCN Bancorp Inc.	Wilshire Bancorp Inc.

Bank of the Ozarks Inc.	Community & Southern Holdings Inc.

BB&T Corp.	National Penn Bancshares Inc.

F.N.B. Corp.	Metro Bancorp Inc.

PacWest Bancorp	Square 1 Financial Inc.

Sterling Bancorp	Hudson Valley Holding Corp.

Banner Corp.	Starbuck Bancshares Inc.

Ford Financial Fund II L.P.	Mechanics Bank

First Citizens BancShares Inc.	First Citizens Bancorp

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill and BSP Securities reviewed the following transaction metrics: transaction price to LTM earnings per share, transaction price to forward year estimated earnings per share, transaction price to tangible book value per share, tangible book premium to core deposits, and 1-day market premium. Sandler O’Neill and BSP Securities compared the indicated transaction multiples for the merger to the high, low, mean and median multiples of the Nationwide Precedent Transactions group.

	BNC / Pinnacle[1]	Nationwide Precedent Transactions Median	Nationwide Precedent Transactions Mean	Nationwide Precedent Transactions High	Nationwide Precedent Transactions Low
Transaction price/LTM earnings per share:	25.6x	22.5x	25.0x	47.4x	14.2x
Transaction price/Estimated forward year earnings per share:	19.7x	19.6x	22.3x	44.0x	13.1x
Transaction price/Tangible book value per share:	291%	199%	194%	263%	118%
Core deposit premium:	25.3%	12.0%	13.2%	22.9%	1.5%
1-Day market premium:	7.5%	10.4%	18.4%	61.9%	(0.7)%

1)	Based on Pinnacle’s 20-day trailing average closing price as of January 20, 2017 of $68.20

Net Present Value Analyses. Sandler O’Neill and BSP Securities performed an analysis that estimated the net present value per share of BNC common stock assuming BNC performed in accordance with publicly available mean analyst earnings per share estimates for the years ending December 31, 2017 and December 31, 2018 and an estimated long-term annual earnings growth rate and dividends per share for BNC for the years thereafter, as provided by the senior management of BNC. To approximate the terminal value of a share of BNC common stock at December 31, 2020, Sandler O’Neill and BSP Securities applied price to 2020 estimated earnings per share multiples ranging from 19.0x to 24.0x and price to estimated December 31, 2020 tangible book value per share multiples ranging from 230% to 280%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 13.0% which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of BNC common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of BNC common stock of $29.03 to $40.64 when applying multiples of earnings per share and $29.71 to $40.11 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	19.0x	20.0x	21.0x	22.0x	23.0x	24.0x
10.0%	$32.31	$33.97	$35.64	$37.31	$38.98	$40.64
11.0%	$31.17	$32.77	$34.38	$35.99	$37.60	$39.21
12.0%	$30.08	$31.63	$33.18	$34.73	$36.28	$37.84
13.0%	$29.03	$30.53	$32.03	$33.53	$35.02	$36.52

Tangible Book Value Per Share Multiples

Discount Rate	230%	240%	250%	260%	270%	280%
10.0%	$33.06	$34.47	$35.88	$37.29	$38.70	$40.11
11.0%	$31.89	$33.25	$34.61	$35.97	$37.33	$38.69
12.0%	$30.78	$32.09	$33.40	$34.71	$36.02	$37.33
13.0%	$29.71	$30.98	$32.24	$33.51	$34.77	$36.04

Sandler O’Neill and BSP Securities also considered and discussed with the BNC board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill and BSP Securities performed a similar analysis assuming BNC’s net income varied from 15% above estimates to 15% below the estimates utilized in the immediately preceding table. This analysis resulted in the following range of per share values for BNC common stock, applying the price to estimated 2020 earnings per share multiples range of 19.0x to 24.0x referred to above and a discount rate of 10.89%. As illustrated in the following table, the analysis indicated an imputed range of values per share of BNC common stock of $26.69 to $45.18 when applying multiples of earnings per share.

Earnings Per Share Multiples

Annual Budget Variance	19.0x	20.0x	21.0x	22.0x	23.0x	24.0x
(15.0%)	$26.69	$28.06	$29.43	$30.81	$32.18	$33.55
(10.0%)	$28.22	$29.67	$31.13	$32.58	$34.03	$35.49
(5.0%)	$29.76	$31.29	$32.82	$34.36	$35.89	$37.43
0.0%	$31.29	$32.90	$34.52	$36.13	$37.75	$39.36
5.0%	$32.82	$34.52	$36.21	$37.91	$39.61	$41.30
10.0%	$34.36	$36.13	$37.91	$39.69	$41.46	$43.24
15.0%	$35.89	$37.75	$39.61	$41.46	$43.32	$45.18

Sandler O’Neill and BSP Securities also performed an analysis that estimated the net present value per share of Pinnacle common stock assuming that Pinnacle performed in accordance with publicly available mean analyst earnings per share estimates for Pinnacle for the years ending December 31, 2017 and December 31, 2018, as well as an estimated long-term annual earnings growth rate and dividends per share for Pinnacle for the years thereafter, as provided by the senior management of Pinnacle. To approximate the terminal value of Pinnacle common stock at December 31, 2020, Sandler O’Neill and BSP Securities applied price to estimated 2020 earnings per share multiples ranging from 20.0x to 25.0x and price to estimated December 31, 2020 tangible book value per share multiples ranging from 225% to 350%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Pinnacle common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Pinnacle common stock of $57.74 to $82.79 when applying multiples of earnings per share and $49.04 to $86.93 when applying multiples of tangible book value per share.

Earnings Per Share Multiples

Discount Rate	20.0x	21.0x	22.0x	23.0x	24.0x	25.0x
9.0%	$66.59	$69.83	$73.07	$76.31	$79.55	$82.79
10.0%	$64.22	$67.35	$70.47	$73.60	$76.72	$79.84
11.0%	$61.97	$64.98	$67.99	$71.00	$74.02	$77.03
12.0%	$59.81	$62.71	$65.62	$68.53	$71.43	$74.34
13.0%	$57.74	$60.55	$63.35	$66.16	$68.96	$71.77

Tangible Book Value Per Share Multiples

Discount Rate	225%	250%	275%	300%	325%	350%
9.0%	$56.53	$62.61	$68.69	$74.77	$80.85	$86.93
10.0%	$54.53	$60.39	$66.25	$72.11	$77.98	$83.84
11.0%	$52.62	$58.27	$63.92	$69.58	$75.23	$80.88
12.0%	$50.79	$56.24	$61.70	$67.15	$72.60	$78.06
13.0%	$49.04	$54.30	$59.56	$64.83	$70.09	$75.35

Sandler O’Neill and BSP Securities also considered and discussed with the BNC board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill and BSP Securities performed a similar analysis assuming Pinnacle’s net income varied from 15% above estimates to 15% below the estimates utilized in the immediately preceding table. This analysis resulted in the following range of per share values for Pinnacle common stock, applying the price to estimated 2020 earnings per share multiples range of 20.0x to 25.0x referred to above and a discount rate of 10.63%. As illustrated in the following table, the analysis indicated an imputed range of values per share of Pinnacle common stock of $53.63 to $89.51 when applying multiples of earnings per share.

Earnings Per Share Multiples

Annual Budget Variance	20.0x	21.0x	22.0x	23.0x	24.0x	25.0x
(15.0%)	$53.63	$56.23	$58.82	$61.42	$64.01	$66.61
(10.0%)	$56.69	$59.43	$62.18	$64.93	$67.68	$70.43
(5.0%)	$59.74	$62.64	$65.54	$68.44	$71.34	$74.24
0.0%	$62.79	$65.85	$68.90	$71.95	$75.01	$78.06
5.0%	$65.85	$69.05	$72.26	$75.46	$78.67	$81.88
10.0%	$68.90	$72.26	$75.62	$78.97	$82.33	$85.69
15.0%	$71.95	$75.46	$78.97	$82.49	$86.00	$89.51

Sandler O’Neill and BSP Securities noted for the BNC board of directors that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill and BSP Securities analyzed certain potential pro forma effects of the merger, assuming the merger closes at the end of the second calendar quarter of 2017. In performing this analysis, Sandler O’Neill and BSP Securities utilized the following information and assumptions: (i) publicly available mean analyst earnings per share estimates for BNC and Pinnacle for the years ending December 31, 2017 and December 31, 2018 and estimated long-term annual earnings growth rates and dividends per share for BNC and Pinnacle for the years thereafter, as provided by the respective senior managements of BNC and Pinnacle; (ii) the anticipated regulatory impact of the merger on Pinnacle, as provided by the senior management of Pinnacle; (iii) the offer and sale by Pinnacle of a certain amount of common stock in connection with the merger, as provided by the senior management of Pinnacle; and (iv) certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Pinnacle. The analysis indicated that the merger could be accretive to Pinnacle’s earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2017, December 31, 2018, and December 31, 2019 and accretive to Pinnacle’s estimated tangible book value per share at close and accretive to Pinnacle’s estimated tangible book value per share at December 31, 2017, December 31, 2018, and December 31, 2019.

In connection with this analysis, Sandler O’Neill and BSP Securities considered and discussed with the BNC board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Certain Unaudited Prospective Financial Information

Pinnacle and BNC do not as a matter of course make public projections as to future performance due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty of underlying assumptions and estimates. However, Pinnacle and BNC are including in this joint proxy statement/prospectus certain limited unaudited financial information for Pinnacle and BNC on a standalone basis, without giving effect to the mergers or the bank merger, which was discussed with Sandler O’Neill, BSP Securities, KBW and the other party in connection with the merger.

The unaudited prospective financial information included below was prepared solely for internal use and is subjective in many respects. The inclusion of any unaudited prospective financial information for Pinnacle and BNC should not be regarded as an indication that any of Pinnacle, BNC, Sandler O’Neill, BSP Securities, KBW, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Pinnacle’s and BNC’s respective businesses, all of which are difficult to predict and many of which are beyond Pinnacle’s or BNC’s control.

The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Pinnacle nor BNC can give any assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include risks and uncertainties relating to Pinnacle’s and BNC’s respective businesses, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The unaudited prospective financial information appearing below was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. None of Cherry Bekaert LLP, BNC’s independent registered public accounting firm, or Crowe Horwath LLP, Pinnacle’s current independent registered public accounting firm, or KPMG LLP, Pinnacle’s former independent registered public accounting firm, or any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Neither Pinnacle nor BNC can give any assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Pinnacle and BNC each do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The unaudited prospective financial information does not take into account the possible financial and other effects on Pinnacle or BNC of the mergers or the bank merger and does not attempt to predict or suggest future results of the surviving corporation of the merger or Pinnacle as the ultimate surviving company. The unaudited prospective financial information does not give effect to the mergers or the bank merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the mergers and the bank merger, the potential synergies that may be achieved by Pinnacle as the ultimate surviving company as a result of the mergers, the effect on Pinnacle or BNC of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers or the bank merger. Further, the unaudited prospective financial information does not take into account the effect on Pinnacle or BNC of any possible failure of the mergers or the bank merger to occur. None of BNC, Sandler O’Neill, BSP Securities, Pinnacle, KBW or their respective representatives has made, makes or is authorized in the future to make any representation to any shareholder of BNC or Pinnacle or other person regarding BNC’s or Pinnacle’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the forecasted results will be achieved. The unaudited prospective financial information of BNC included below is being provided because it was made available by BNC to Sandler O’Neill and BSP Securities, BNC’s financial advisors in connection with the merger and also was made available, in the case of the earnings per share information, to Pinnacle and KBW, Pinnacle’s financial advisor, in connection with the merger. The unaudited prospective financial information of Pinnacle included below is being provided because it was made available by Pinnacle to KBW in connection with the merger and, in the case of earnings per share information, to BNC, Sandler O’Neill and BSP Securities in connection with the merger.

In light of the foregoing, and considering that the Pinnacle and BNC special meetings will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Pinnacle shareholders and BNC shareholders are cautioned not to place unwarranted reliance on such information, and Pinnacle shareholders and BNC shareholders are urged to review Pinnacle’s most recent SEC filings for a description of Pinnacle’s reported financial results and the financial statements of Pinnacle included in this joint proxy statement/prospectus and BNC’s most recent SEC filings for a description of BNC’s reported financial results and the financial statements of BNC included in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 152.

Certain Unaudited Prospective Financial Information of BNC

The following table presents unaudited prospective financial information of BNC provided to Sandler O’Neill and BSP Securities, and, in the case of the earnings per share information, to Pinnacle and KBW and discussed by BNC management with each such party. The earnings per share information consists of IBES consensus estimates of earnings per share for calendar years 2017 and 2018, and BNC management approved extrapolation for calendar years 2019 and 2020 based on an assumed 8.0% long-term earnings per share growth rate.

Summary Financial Forecasts of BNC

For the Calendar Years Ending December 31,

	2017	2018	2019	2020
Earnings Per Share	$1.81	$2.09	$2.26	$2.44
Total Assets	$8.30bn	$8.97bn	$9.69bn	$10.46bn

In addition, a financial forecast for BNC was prepared by its management and provided to Pinnacle and KBW in connection with Pinnacle’s due diligence review of BNC. After making this forecast available, representatives of BNC and Pinnacle requested that all parties disregard such forecast because it was outdated and did not represent BNC management’s then-current view of the expected financial performance of BNC. In lieu of preparing an updated forecast, representatives of BNC instead instructed Pinnacle, and Pinnacle instructed KBW, to refer to and rely on IBES consensus estimates for BNC’s earnings for the fiscal years ending December 31, 2017 and 2018 and an earnings growth assumption for BNC of 8% reflected in the prospective financial information set forth above for purposes of the financial analysis performed by KBW in connection with its opinion. Pinnacle also instructed KBW to rely on an asset growth rate assumption for BNC of 6%. At such instruction, KBW disregarded the BNC financial forecast and relied on IBES consensus estimates and such growth assumptions for BNC in connection with its financial analysis and opinion.

Certain Unaudited Prospective Financial Information of Pinnacle

Pinnacle provided KBW, BNC, Sandler O’Neill and BSP Securities with, and Pinnacle’s management discussed with each such party, (1) an estimated earnings per diluted share of $3.37 for 2017 and $3.91 for 2018, which reflect IBES consensus estimates for each period, and (2) an assumed earnings per share growth rate of 8.0% in 2019 and 2020. In addition, Pinnacle provided KBW with estimates of total assets as of July 1, 2017 for Pinnacle and BNC of approximately $11.8 billion and $7.6 billion, respectively.

The Pinnacle Board of Directors After the Merger

Immediately after the merger, the board of directors of the combined company will have 18 members, consisting of 14 current members of Pinnacle’s board of directors as well as Richard D. Callicutt II, and three additional members of BNC’s board of directors. The parties currently expect that these three BNC board members will be Abney S. Boxley III, Thomas R. Sloan and G. Kennedy Thompson.

Shareholder Support Agreements

As of the record date for the BNC special meeting, Aquiline BNC Holdings LLC, an institutional shareholder of BNC, beneficially owned and had the power to vote [            ] shares of BNC voting common stock, representing approximately [      ]% of the outstanding shares of BNC voting common stock on that date, and the directors and executive officers of BNC collectively beneficially owned and had the power to vote [            ] shares of BNC voting common stock, representing approximately [      ]% of the outstanding shares of BNC voting common stock on that date. In connection with the execution of the merger agreement, Aquiline BNC Holdings LLC and each of the directors and executive officers of BNC executed a shareholder support agreement pursuant to which they agreed, among other things, to vote their shares of BNC voting common stock for the approval of the BNC merger proposal, the BNC compensation proposal and the BNC adjournment proposal.

As of the record date for the Pinnacle special meeting, the directors and executive officers of Pinnacle collectively beneficially owned and had the power to vote [            ] shares of Pinnacle common stock,

representing approximately [      ]% of the outstanding shares of Pinnacle common stock on that date. In connection with the execution of the merger agreement, each of the directors and executive officers of Pinnacle also executed a shareholder support agreement pursuant to which they agreed, among other things, to vote their shares of Pinnacle common stock for the approval of the Pinnacle share issuance proposal and the Pinnacle adjournment proposal.

The shareholder support agreements automatically terminate upon the earlier to occur of (a) the effective time of the merger or (b) the termination of the merger agreement; provided, however, that the parties thereto may sell their shares of Pinnacle common stock or BNC common stock, as applicable, following the approval by Pinnacle’s shareholders of the Pinnacle share issuance proposal or the approval by BNC’s shareholders of the BNC merger proposal, as applicable.

Interests of BNC’s Directors and Executive Officers in the Merger

In considering the recommendation of the BNC board of directors, BNC shareholders should be aware that the directors and executive officers of BNC have certain interests in the merger that may be different from, or in addition to, the interests of BNC shareholders generally. The BNC board of directors was aware of these interests and considered them, among other matters, in making its recommendation that BNC shareholders vote to approve the merger proposal. These interests are described in further detail below.

Treatment of BNC Equity-Based Awards

BNC Options. At the effective time, each outstanding option to purchase shares of BNC common stock issued pursuant to BNC’s equity-based compensation plans, whether vested or unvested, will become fully vested and cancelled and converted automatically into the right to receive an amount in cash equal to the product of (i) the excess, if any, of (x) the Pinnacle share closing price multiplied by the exchange ratio over (y) the exercise price of each such option and (ii) the number of shares of BNC common stock subject to each such option to the extent not previously exercised.

BNC Restricted Stock Awards and BNC RSU Awards. At the effective time, each outstanding BNC RSU award granted under BNC’s equity-based compensation plans and each outstanding BNC restricted stock award granted under BNC’s equity-based compensation plans prior to December 31, 2016 will fully vest and be cancelled and converted into the right to receive the merger consideration in respect of each share of BNC common stock underlying each such award.

At the effective time, each outstanding BNC restricted stock award granted on or after December 31, 2016 will be converted into a restricted stock award relating to shares of Pinnacle common stock, with the same terms and conditions as were applicable under such award, and relating to the number of shares of Pinnacle common stock, determined by multiplying (i) the number of shares of BNC common stock subject to such BNC restricted stock award immediately prior to the effective time by (ii) the exchange ratio.

For an estimate of the amounts that would become payable to each of BNC’s named executive officers upon the vesting and settlement of their unvested equity-based awards, see “—Quantification of Payments and Benefits to BNC’s Named Executive Officers” below. BNC estimates that the aggregate amount that would become payable to its 15 non-employee directors in settlement of their unvested equity-based awards if the effective time of the merger were March 15, 2017, and based on a price per share of BNC common stock of $35.66 (the average closing price of shares of BNC common stock on the five business days following the announcement of the merger), is $3,209,400.

Pinnacle Employment Arrangements

Employment Agreement with Richard D. Callicutt

In connection with the execution of the merger agreement, Pinnacle and Pinnacle Bank entered into an employment agreement with Richard D. Callicutt, which would supersede his existing employment agreement with BNC upon the effective time of the merger. The employment agreement provides that Mr. Callicutt would serve as Chairman of the Carolinas and Virginia for Pinnacle Bank for an initial term ending on December 31 of the year in which the third anniversary of the closing of the merger occurs and would receive a base salary of $630,000 per year and a target annual bonus opportunity of no less than 75% of his base salary.

In settlement of Mr. Callicutt’s benefits under his employment agreement with BNC, he would be entitled to an initial cash payment of $1,996,667 upon the closing of the merger and, upon his termination of employment from Pinnacle and Pinnacle Bank, an additional cash payment of $763,333, which would either be paid in a lump sum (if the termination of employment occurred within two years following the effective time of the merger) or in ten monthly installments (if the termination of employment occurred later).

If Mr. Callicutt’s employment were terminated by Pinnacle without cause or by Mr. Callicutt for cause during the term of the employment agreement (and not within 12 months following a change in control of Pinnacle), he would be entitled to severance benefits in the form of (a) base salary continuation for three years following termination (in the event of termination by Pinnacle without cause) or two years following termination (in the event of termination by Mr. Callicutt for cause), (b) reimbursement of health insurance premiums for himself and his immediate family for 12 months following termination (in the event of termination by Pinnacle without cause) or three months following termination (in the event of termination by Mr. Callicutt for cause) and (c) vesting of any unvested restricted stock awards granted prior to the effective time of the merger.

If Mr. Callicutt’s employment were terminated by Pinnacle without cause or by Mr. Callicutt for cause during the term of the employment agreement and within 12 months following a change in control of Pinnacle, he would be entitled to severance benefits, in lieu of those described in the immediately preceding paragraph, in the form of (a) a lump sum severance payment on the last day of the month following the month of termination equal to the product of (i) three multiplied by (ii) his base salary and target annual bonus, (b) health insurance benefits for himself and his immediate family for three years following termination, (c) vesting of any unvested restricted stock awards granted prior to the effective time of the merger and (d) tax assistance of up to $2,500 annually for three years following termination.

The employment agreement provides that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Internal Revenue Code, such amounts would be reduced to the extent such reduction would put Mr. Callicutt in a better after-tax position.

The employment agreement contains noncompetition and nonsolicitation of clients or employees covenants that apply for three years following Mr. Callicutt’s termination of employment and incorporates the covenants concerning noncompetition and nonsolicitation of clients or employees from Mr. Callicutt’s employment agreement with BNC, which apply for three years following his termination of employment.

Change of Control and Severance Agreement with David B. Spencer

In connection with the execution of the merger agreement, Pinnacle and Pinnacle Bank entered into a change of control and severance agreement with David B. Spencer, which would supersede his existing employment agreement with BNC upon the effective time of the merger.

In settlement of Mr. Spencer’s benefits under his employment agreement with BNC, he would be entitled to an initial cash payment of $1,667,611 upon the closing of the merger and, upon his termination of employment, an additional cash payment of $468,915, which would either be paid in a lump sum (if the termination of employment occurred within two years following the effective time of the merger) or in eight monthly installments (if the termination of employment occurred later).

If Mr. Spencer’s employment were terminated by Pinnacle without cause or by Mr. Spencer for cause prior to December 31 of the year in which the third anniversary of the closing of the merger occurs (and not within 12 months following a change in control of Pinnacle), he would be entitled to severance benefits in the form of (a) base salary continuation for one year following termination, (b) reimbursement of health insurance premiums for himself and his immediate family for 12 months following termination and (c) vesting of any unvested restricted stock awards granted prior to the effective time of the merger.

If Mr. Spencer’s employment were terminated by Pinnacle without cause or by Mr. Spencer for cause during the term of the change of control and severance agreement and within 12 months following a change in control of Pinnacle, he would be entitled to severance benefits, in lieu of those described in the immediately preceding paragraph, in the form of (a) a lump sum severance payment on the last day of the month following the month of termination equal to the product of (i) two multiplied by (ii) his base salary and target annual bonus, (b) health insurance benefits for himself and his immediate family for two years following termination, (c) vesting of any unvested restricted stock awards granted prior to the effective time of the merger, and (d) tax assistance of up to $2,500 annually for two years following termination.

The agreement provides that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Internal Revenue Code, such amounts would be reduced to the extent such reduction would put Mr. Spencer in a better after-tax position.

The agreement contains covenants regarding noncompetition and nonsolicitation of clients and employees that apply for two years following Mr. Spencer’s termination of employment (if he is entitled to severance benefits under the agreement) or one year following Mr. Spencer’s termination of employment (if he is not entitled to severance benefits).

Superseded BNC Employment Agreements

As noted above, each of Messrs. Callicutt and Spencer is party to an existing employment agreement with BNC, which would be superseded upon the effective time of the merger by the applicable executive’s new employment agreement (in the case of Mr. Callicutt) or change of control and severance agreement (in the case of Mr. Spencer) with Pinnacle and Pinnacle Bank.

Under the superseded BNC employment agreements, if the applicable executive’s employment were terminated involuntarily without cause or by the executive for good reason within two years following a change in control (such as the merger), subject to the execution of a release of claims, the executive would be entitled to severance benefits in the form of (a) a lump sum severance payment within 30 days following the date of termination equal to the product of (i) three multiplied by (ii) his base salary and target annual bonus, (b) an annual bonus for the year of termination, prorated based on the number of days elapsed in the year as of the date of termination, (c) continuation of medical, dental and life insurance benefits for three years following termination as if the executive remained an active employee, (d) full vesting of any unvested equity awards and (e) up to $25,000 in outplacement benefits and use of office space and reasonable office support facilities, including secretarial assistance for one year following the date of termination.

Each superseded BNC employment agreement provides that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Internal Revenue Code, such amounts would be reduced to the extent such reduction would put the applicable executive in a better after-tax position.

Each superseded BNC employment agreement contains covenants concerning noncompetition and nonsolicitation of clients or employees that apply for 15 months following the applicable executive’s termination of employment.

BNC Change in Control Severance Agreement with Ronald J. Gorczynski

BNC is party to a change in control severance agreement with Ronald J. Gorczynski, which provides severance benefits upon a qualifying termination of employment. If Mr. Gorczynski’s employment were terminated without cause or for good reason within six months prior to, or 24 months following, a change in control of BNC (such as the merger), subject to his execution of a release of claims, he would be entitled to (a) a cash severance payment equal to 24 months of his annual base salary, which severance payment is payable in a lump sum within 60 days following the date of termination, (b) full vesting of any unvested equity awards; and (c) reimbursement of health insurance premiums for up to 12 months following termination.

Salary Continuation Agreements

BNC and each of Messrs. Callicutt, Spencer and Gorczynski are party to salary continuation agreements, which are nonqualified deferred compensation retirement arrangements. Upon a change in control (such as the merger), benefits under the salary continuation agreements would fully vest. Benefits payable to Messrs. Callicutt and Spencer under the salary continuation agreements executed in 2007 would be payable in a lump sum within three days of a change in control, while benefits payable to Messrs. Callicutt, Spencer and Gorczynski under salary continuation agreements executed in 2016 would be payable in equal monthly installments commencing in the month after the month in which the applicable executive attains age 65 and would continue for the executive’s lifetime.

Endorsement Split Dollar Agreement

BNC and Mr. Gorczynski are party to an endorsement split dollar agreement, which provides that, in the event of Mr. Gorczynski’s death before the earlier of his separation from service and the date he attains age 65, his designated beneficiaries would be entitled to the lesser of (x) $886,275 and (y) 100% of the total death proceeds payable under the life insurance policy or policies on his life minus the cash surrender value. If a change in control (such as the merger) occurs before Mr. Gorczynski’s separation from service and he dies before attaining age 65, his beneficiary would be entitled to the benefits contemplated by the foregoing sentence whether he dies before or after separation from service.

Post-Closing Roles

As noted above, upon the effective time of the merger, Mr. Callicutt would be appointed Chairman of the Carolinas and Virginia for Pinnacle Bank, and Mr. Spencer has executed an agreement to continue with Pinnacle and Pinnacle Bank following the effective time. In addition, upon or immediately following the effective time of the merger, Pinnacle and Pinnacle Bank would elect Mr. Callicutt and three additional members of the board of directors of BNC (currently expected to be Abney S. Boxley III, Thomas R. Sloan and G. Kennedy Thompson) to the boards of directors of Pinnacle and Pinnacle Bank.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the terms of the merger agreement, from and after the effective time, the surviving corporation would indemnify certain persons, including BNC’s directors and executive officers. In addition, the merger agreement requires that for a period of six years from the effective time, subject to a cap on the amount of premiums, Pinnacle would maintain an insurance policy for the benefit of certain persons, including BNC’s directors and executive officers. For additional information, see “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance.”

Quantification of Potential Payments to BNC’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of BNC’s named executive officers that is based on or otherwise relates to the merger and assumes, among other things, that each of BNC’s named executive officers is terminated without cause immediately following the effective time of the merger. As described under the caption “—Interests of BNC’s Directors and Executive Officers in the Merger” above,

Pinnacle and Pinnacle Bank have entered into new employment arrangements with each of Messrs. Callicutt and Spencer that would become effective upon the closing of the merger. The merger-related compensation described below is based on the named executive officers’ existing employment arrangements with BNC, which would be superseded upon the effective time of the merger. It does not include amounts payable to Messrs. Callicutt and Spencer under their new employment arrangements with Pinnacle and Pinnacle Bank following the closing of the merger. For additional details regarding the terms of the payments described below as well as the new employment arrangements among Pinnacle, Pinnacle Bank and Messrs. Callicutt and Spencer, see the discussion under the caption “—Interests of BNC’s Directors and Executive Officers in the Merger” above.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the effective time of the merger. For purposes of calculating such amounts, in addition to the assumptions described in the footnotes to the table below, we have assumed:

•	March 15, 2017 as the closing date of the merger; and

•	a severance-qualifying termination of each named executive officer’s employment immediately following the effective time of the merger.

Name	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($) (3)	Perquisites/ Benefits ($) (4)	Total ($)
Named Executive Officers
Richard D. Callicutt	2,829,946	11,268,560	3,678,874	72,464	17,849,844
David B. Spencer	2,186,233	8,094,820	2,763,055	69,839	13,113,947
Ronald J. Gorczynski	601,440	356,636	835,342	41,482	1,834,900

(1)	The cash amount payable to the named executive officers consists of the following components:

(a)	Cash severance in the form of (i) for Messrs. Callicutt and Spencer, a lump sum severance payment within 30 days following the date of termination equal to the product of (A) three multiplied by (B) the applicable executive’s base salary as of March 15, 2017 and target annual bonus for the year ending December 31, 2017 and (ii) for Mr. Gorczynski, a lump sum payment equal to 24 months of base salary as of March 15, 2017. The cash severance is contingent upon a qualifying termination of employment (i.e., “double-trigger”) and the execution of a release of claims.

(b)	In the case of Messrs. Callicutt and Spencer, an annual bonus for the year of termination, prorated based on the number of days elapsed in the year as of the date of termination. The prorated annual bonus is contingent upon a qualifying termination of employment (i.e., “double-trigger”) and the execution of a release of claims.

Set forth below is the estimated value of each component of the aggregate cash amount.

Name	Severance Payment ($)	Prorated Bonus ($)
Named Executive Officers
Richard D. Callicutt	2,760,000	69,946
David B. Spencer	2,136,526	49,707
Ronald J. Gorczynski	601,440	—

As described under the caption “—Interests of BNC’s Directors and Executive Officers in the Merger” above, upon the effective time of the merger, the employment agreements between BNC and each of Messrs. Callicutt and Spencer would be superseded and each executive would become entitled to aggregate cash payments of $2,760,000 (for Mr. Callicutt) and $2,136,526 (for Mr. Spencer) in consideration for waiving their entitlements under their employment agreements with BNC.

(2)	As of the effective time of the merger, all equity-based awards that were granted prior to December 31, 2016 would vest automatically (i.e., “single-trigger”) and be settled for the merger consideration (or, in the case of stock options, a cash amount approximately equal to the value of the merger consideration less the applicable exercise price). All restricted stock awards granted on or after December 31, 2016 and prior to the effective time of the merger would convert, as of the effective time of the merger, into restricted stock awards with respect to the common stock of Pinnacle (with the number of shares subject to such awards adjusted by the exchange ratio), which awards would be subject to full vesting upon a qualifying termination of employment following the effective time of the merger (i.e., “double-trigger”). This table assumes a price per share of BNC common stock of $35.66 (the average closing price of shares of BNC common stock on the five business days following the announcement of the merger). Set forth below is the estimated value of each type of unvested BNC equity-based award held by the named executive officers that would become vested upon the effective time of the merger. None of the named executive officers hold unvested stock options.

	Single-Trigger Awards		Double-Trigger Awards
Name	Restricted Stock ($)	Restricted Stock Units ($)	Restricted Stock ($)
Named Executive Officers
Richard D. Callicutt	6,561,440	—	4,707,120
David B. Spencer	4,564,480	—	3,530,340
Ronald J. Gorczynski	—	356,636	—

(3)	The amounts above reflect the value of benefits that would vest automatically (i.e., “single-trigger”) upon the closing of the merger under the salary continuation agreements between BNC and each of Messrs. Callicutt, Spencer and Gorczynski. Benefits payable to Messrs. Callicutt and Spencer under the salary continuation agreements executed in 2007 would be payable in a lump sum within three days of a change in control, while benefits payable to Messrs. Callicutt, Spencer and Gorczynski under the salary continuation agreements executed in 2016 would be payable in equal monthly installments commencing in the month after the month in which the applicable executive attains age 65 and would continue for the executive’s lifetime.

(4)	The amounts above reflect the value of (a) for Messrs. Callicutt and Spencer under their employment agreements with BNC, (i) continuation of medical, dental and life insurance benefits for three years following termination as if the applicable executive remained an active employee, and (ii) up to $25,000 in outplacement benefits and use of office space and reasonable office support facilities, including secretarial assistance and (b) for Mr. Gorczynski, (i) reimbursement of health insurance premiums for 12 months following termination, and (ii) continuation of his life insurance benefits under his endorsement split dollar agreement until attaining age 65 (which BNC estimates to have a cost of approximately $29,000). As described under the caption “—Interests of BNC’s Directors and Executive Officers in the Merger” above, upon the effective time of the merger, the employment agreements between BNC and each of Messrs. Callicutt and Spencer would be superseded.

Accounting Treatment

The merger will be accounted for as a “purchase,” as that term is used under U.S. generally accepted accounting principles for accounting and financial reporting purposes. BNC will be treated as the acquired corporation for accounting and financial reporting purposes. BNC’s assets and liabilities will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of Pinnacle. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax assets or liabilities. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles) and liabilities and the purchase price will be recorded as goodwill.

Pinnacle’s Dividend Policy

No assurances can be given that any dividends will be paid by Pinnacle or that dividends, if paid, will not be reduced in future periods. The principal source of Pinnacle’s cash flow, including cash flow to holders of its subordinated debentures and subordinated notes, including the BNC subordinated debentures and subordinated notes being assumed by Pinnacle in the merger, and any dividends payable to shareholders, are dividends that Pinnacle Bank pays to Pinnacle as its sole shareholder. The ability of Pinnacle Bank to pay dividends, as well as Pinnacle’s ability to pay dividends to its shareholders, will continue to be subject to and limited by the results of operations of Pinnacle Bank and by certain legal and regulatory restrictions.

Pinnacle’s board of directors may change its dividend policy at any time. For further information on Pinnacle’s dividend history and restrictions on Pinnacle’s and Pinnacle Bank’s ability to pay dividends, see “Comparative Per Share Market Price and Dividend Information” beginning on page 31, “Supervision and Regulation—Payment of Dividends” appearing in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Risk Factor entitled “Our ability to declare and pay dividends is limited” in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 152.

Public Trading Markets

Pinnacle common stock is listed for trading on the NASDAQ under the symbol “PNFP”, and BNC common stock is listed on the NASDAQ under the symbol “BNCN.” Upon completion of the merger, BNC common stock will no longer be quoted on the NASDAQ. Following the merger, shares of Pinnacle common stock will continue to be traded on the NASDAQ.

Under the merger agreement, Pinnacle will cause the shares of Pinnacle common stock to be issued in connection with the merger, including with respect to BNC options, BNC restricted stock and BNC restricted stock units (collectively, “BNC equity awards”), to be authorized for listing on the NASDAQ, subject to official notice of issuance.

Dissenters’ Rights in the Merger

Under the NCBCA, dissenters’ rights are not available to holders of shares of any class or series of shares that are traded in an organized market and has at least 2,000 shareholders and a market value of at least $20,000,000. Because BNC common stock is traded on the NASDAQ, an organized market, and has at least 2,000 shareholders and a market value of at least $20,000,000, BNC shareholders do not have the right to dissent from the merger agreement and seek an appraisal in connection with the merger.

Regulatory Approvals Required for the Merger

Pinnacle is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (which we refer to as the “BHC Act”), and supervised and regulated by the Federal Reserve Board. BNC is registered as a bank holding company under the BHC Act and supervised and regulated by the Federal Reserve Board. Pinnacle Bank is primarily supervised and regulated by the FDIC and TDFI. BNC Bank is primarily supervised and regulated by the FDIC and NCCOB.

Completion of the merger is subject to prior receipt of certain approvals and consents required to be obtained from applicable governmental and regulatory authorities. Subject to the terms of the merger agreement, Pinnacle and BNC have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file and cause their applicable subsidiaries to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings to obtain as promptly as practicable all regulatory approvals reasonably necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Federal Reserve Board, the FDIC, the TDFI and the NCCOB. On February 10, 2017, Pinnacle filed applications and notifications to obtain regulatory approvals from the Federal Reserve Board, the TDFI and the NCCOB. Pinnacle Bank filed applications and notifications on the same day to obtain regulatory approvals from the FDIC, the TDFI and the NCCOB.

Federal Reserve Board

Certain of the transactions contemplated by the merger agreement are subject to approval by the Federal Reserve Board pursuant to the BHC Act. On February 10, 2017, Pinnacle submitted an application to the Federal Reserve Bank of Atlanta pursuant to section 3(a)(5) of the BHC Act (12 U.S.C. § 1842(a)(5)) and section 225.15 of Regulation Y (12 C.F.R. § 225.15), seeking the prior approval of the Federal Reserve Board for Pinnacle to acquire BNC and thereby also indirectly acquire BNC Bank. The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 3 of the BHC Act (12 U.S.C. § 1842(c)) and section 225.13 of Regulation Y (12 C.F.R. § 225.13). These factors include the financial condition of the bank holding companies and banks involved and the future prospects of the combined organization (including consideration of the current and projected capital positions and the levels of indebtedness) and the managerial resources (including the competence, experience, and integrity of the officers, directors, and principal shareholders, as well as their record of compliance with laws and regulations). The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

FDIC

Certain of the transactions contemplated by the merger agreement and the bank merger agreement, including the bank merger, are also subject to approval by the FDIC. On February 10, 2017, Pinnacle Bank filed an application with the FDIC pursuant to the Bank Merger Act (12 U.S.C. § 1828(c)) and FDIC regulations (12 C.F.R. § 303.60, et. seq.), for prior approval for BNC Bank to merge with and into Pinnacle Bank and to retain and operate the main office and branches of BNC Bank as branch offices of Pinnacle Bank. The FDIC takes into consideration a number of factors when acting on applications under the Bank Merger Act and its regulations (12 C.F.R. § 303.60, et. seq.). These factors include the financial and managerial resources and future prospects of the existing and combined banks. The FDIC also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The FDIC may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

As required by the Community Reinvestment Act (the “CRA”) and in reviewing the convenience and needs of the communities to be served, the Federal Reserve Board and the FDIC will consider the records of performance of the relevant insured depository institutions under the CRA. In their most recent respective CRA performance evaluations, Pinnacle Bank received an overall “outstanding” regulatory rating and BNC Bank received an overall “satisfactory” regulatory rating.

State Regulatory Approval

To complete the merger and the bank merger, Pinnacle and Pinnacle Bank are required to submit an application to, and receive approval from, the TDFI and the NCCOB. Pinnacle and Pinnacle Bank filed their applications with the TDFI and the NCCOB on February 10, 2017. The TDFI and the NCCOB will review the applications to determine whether each of the merger and the bank merger complies with Tennessee law and

North Carolina law, respectively, including deposit concentration limitations. In addition, Pinnacle and Pinnacle Bank are required to provide the TDFI and the NCCOB with satisfactory evidence that the bank merger complies with applicable requirements under Tennessee and North Carolina law, respectively.

Public Notice and Comments

Furthermore, the BHC Act, the Bank Merger Act, the Tennessee Banking Act and the North Carolina Banking Act and applicable regulations require published notice of, and the opportunity for public comment on, these applications, and authorize the Federal Reserve Board, the FDIC, the TDFI and the NCCOB to hold a public hearing or meeting if any such agency determines that a hearing or meeting would be appropriate. The Federal Reserve Board, the FDIC, the TDFI and the NCCOB take into account the views of third party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their respective communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the applications are under review by these agencies.

Waiting Periods

In addition to the Federal Reserve Board, the Antitrust Division of the Department of Justice (which we refer to as the “DOJ”) conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board or the FDIC, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the FDIC regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Status of Regulatory Approvals Required for the Merger

As of the date hereof, we have received the approval of each of the federal and state banking regulators whose approval is required to consummate the merger and the bank merger.

Additional Regulatory Approvals and Notices

While notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations, neither Pinnacle nor BNC is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Pinnacle and BNC contained in this joint proxy statement/prospectus or in the public reports of Pinnacle and BNC filed with the SEC may supplement, update or modify the factual disclosures about Pinnacle and BNC contained in the merger agreement. The merger agreement contains representations and warranties by Pinnacle and Merger Sub, on the one hand, and by BNC, on the other hand. The representations and warranties and covenants made in the merger agreement by Pinnacle, Merger Sub and BNC have been made for the benefit of the other party. The representations, warranties and covenants were qualified and subject to important limitations agreed to by Pinnacle, Merger Sub and BNC in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC and some were qualified by the matters contained in the confidential disclosure schedules that Pinnacle and BNC each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement.

The representations and warranties or any descriptions of those provisions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 152. Pinnacle and BNC will provide additional disclosures in their public reports to the extent they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Structure of the Merger

Each of Pinnacle’s, Merger Sub’s and BNC’s respective boards of directors has adopted the merger agreement and approved the transactions contemplated thereby. The merger agreement provides for, subject to the terms and conditions set forth in the merger agreement, the merger of Merger Sub with and into BNC, with BNC surviving the merger as a wholly owned subsidiary of Pinnacle. Pinnacle will, as soon as reasonably practicable following the merger and as part of a single integrated transaction, cause such surviving entity to merge with and into Pinnacle in a second step merger. Immediately following the completion of the second step merger, BNC Bank will merge with and into Pinnacle Bank, with Pinnacle Bank continuing as the surviving entity of the bank merger.

Pinnacle and BNC may by mutual agreement at any time change the method of effecting the mergers, if and to the extent they deem such change to be desirable. However, no such change may (i) alter or change the exchange ratio or the number of shares of Pinnacle common stock received by holders of BNC common stock or the amount or kind of the merger consideration, (ii) adversely affect the tax treatment of (A) holders of BNC common stock as a result of receiving the merger consideration or (B) holders of Pinnacle common stock or (iii) materially impede or delay consummation of the transactions contemplated by the merger agreement in a timely manner.

The merger agreement further provides that if either BNC fails to obtain the required vote of its shareholders to adopt and approve the BNC merger proposal, or Pinnacle fails to obtain the required vote of its shareholders to approve the Pinnacle share issuance proposal, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transaction (provided that neither party will have any obligation to agree to (i) alter or change any material term of the merger agreement, including the amount or kind of consideration to be issued to holders of BNC common stock or BNC equity awards or (ii) adversely affect the tax treatment of the transaction with respect to its shareholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured pursuant to the merger agreement) to its shareholders for approval.

Merger Consideration

The merger agreement provides that, at the effective time, each share of BNC common stock issued and outstanding immediately prior to the effective time, except for shares of BNC common stock owned by BNC, Pinnacle or Merger Sub (other than shares of BNC common stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, and shares of BNC common stock held on account of a debt previously contracted), will be converted into the right to receive 0.5235 validly issued, fully paid and nonassessable shares of Pinnacle’s common stock together with cash in lieu of any fractional shares. Based upon the shares of Pinnacle and BNC common stock outstanding as of [                    ], 2017, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, we expect that BNC shareholders as of immediately prior to the closing of the merger will hold, in the aggregate, approximately [    ]% of the issued and outstanding shares of Pinnacle common stock immediately following the closing of the merger (without giving effect to any shares of Pinnacle common stock held by BNC shareholders prior to the merger).

Fractional Shares

Pinnacle will not issue any fractional shares of Pinnacle common stock in the merger. In lieu of the issuance of any such fractional share, Pinnacle will pay to each former shareholder of BNC who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Pinnacle share closing price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Pinnacle common stock that such holder would otherwise have been entitled to receive pursuant to the merger agreement.

Treatment of BNC Equity Awards

BNC Options. At the effective time, each outstanding option to purchase shares of BNC common stock issued pursuant to BNC’s equity-based compensation plans, whether vested or unvested, will become fully vested and cancelled and converted automatically into the right to receive an amount in cash equal to the product of (i) the excess, if any, of (x) the Pinnacle share closing price multiplied by the exchange ratio over (y) the exercise price of each such option and (ii) the number of shares of BNC common stock subject to each such option to the extent not previously exercised.

BNC Restricted Stock Awards and BNC RSU Awards. At the effective time, each outstanding BNC RSU award granted under BNC’s equity-based compensation plans and each outstanding BNC restricted stock award granted under BNC’s equity-based compensation plans prior to December 31, 2016 will fully vest and be cancelled and converted into the right to receive the merger consideration in respect of each share of BNC common stock underlying each such award.

At the effective time, each outstanding BNC restricted stock award granted on or after December 31, 2016 will be converted into a restricted stock award relating to shares of Pinnacle common stock, with the same terms and conditions as were applicable under such award, and relating to the number of shares of Pinnacle common stock, determined by multiplying (i) the number of shares of BNC common stock subject to such BNC restricted stock award immediately prior to the effective time by (ii) the exchange ratio.

Exchange of Certificates in the Merger

The conversion of all of the shares of BNC common stock into the right to receive the merger consideration pursuant to the merger agreement will occur automatically at the effective time. Certificates and book entry shares previously representing shares of BNC common stock that have been converted into the right to receive the merger consideration will be exchanged for certificates (or at Pinnacle’s option, evidence of shares in book entry form) representing whole shares of Pinnacle common stock equal to the merger consideration, together with any cash in lieu of fractional shares and any dividends or distributions with respect thereto which the holder has the right to receive pursuant to the merger agreement. As soon as practicable, but in no event later than five business days after the effective time, Pinnacle will cause the exchange agent to mail to each record holder of certificates or book entry shares previously representing shares of BNC common stock a letter of transmittal and instructions for use in effecting the surrender of such certificates or the transfer of such book entry shares in exchange for the merger consideration BNC shareholders should not return any certificates representing shares of BNC common stock with the enclosed proxy card for the BNC special meeting.

Upon proper surrender of BNC stock certificates or book entry shares for cancellation along with the executed letter of transmittal and other documents described in the letter of transmittal, BNC shareholders will be entitled to receive the merger consideration, as described above. No interest will be paid on any merger consideration that any such holder shall be entitled to receive.

At and after the effective time of the merger, each certificate or book entry representing shares of BNC common stock, until so surrendered and exchanged, will evidence only the right to receive, without interest, the merger consideration, including any dividend or other distribution payable with respect to the Pinnacle common stock which the shares of BNC common stock have been converted into the right to receive. The stock transfer books of BNC will be closed at the effective time of the merger and after the effective time there will be no transfers on the stock transfer books of BNC of the shares of BNC common stock that were issued and outstanding immediately prior to the effective time. If a certificate for BNC common stock has been lost, stolen, or destroyed, Pinnacle or the exchange agent may require an affidavit of that fact by the claimant and the posting by such person of a bond in such amount as Pinnacle or the exchange agent determines is reasonably required as indemnity before the exchange agent will issue shares of Pinnacle common stock under the merger agreement. If any certificates representing shares of Pinnacle common stock are to be issued in a name other than that in which the certificates or book entry shares of BNC common stock are surrendered or transferred in exchange are registered, it will be a condition of such issuance that the surrendered certificates are properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer or such book entry shares are properly transferred, and that the person requesting such exchange pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Pinnacle common stock in any name other than that of the registered holder of the certificates surrendered or book entry shares transferred, or required for any other reason, or establish to the reasonable satisfaction of the exchange agent that such tax has been paid or is not payable.

Dividends and Distributions

Until BNC common stock certificates or book entry shares are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Pinnacle common stock into which shares of BNC common stock have been converted will accrue but will not be paid. Pinnacle will pay to former BNC shareholders any unpaid dividends or other distributions without interest only after they have duly surrendered their BNC stock certificates or book entry shares.

During each quarter of 2015 and 2016, Pinnacle’s board of directors declared and Pinnacle paid a dividend of $0.12 and $0.14 per share, respectively. On January 17, 2017, Pinnacle’s board of directors declared a dividend of $0.14 per share of Pinnacle common stock payable on February 24, 2017 to shareholders of record as of February 3, 2017. The amount and timing of all future dividend payments, if any, is subject to the discretion of Pinnacle’s board of directors and will depend on Pinnacle’s earnings, capital position, financial condition and other factors, including new regulatory capital requirements, as they become known to Pinnacle. See “Supervision and Regulation—Payment of Dividends” in Pinnacle’s Annual Report on Form 10-K, and the Risk Factor entitled “Our ability to declare and pay dividends is limited” in Pinnacle’s Annual Report on Form 10-K which is incorporated by reference into this joint proxy statement/prospectus, for additional information about limitations on Pinnacle’s ability to declare and pay dividends. See “Where You Can Find More Information” beginning on page 152.

Withholding

The exchange agent will be entitled to deduct and withhold from the merger consideration payable to any BNC shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts and the amounts are timely remitted to the appropriate governmental authorities, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. Please see “—Conditions to the Completion of the Merger.”

The merger will become effective upon the filing of the articles of merger with the Secretary of State of the State of North Carolina, unless a later time for completion of the merger is specified in the articles of merger. The closing of the merger will occur at 10:00 a.m., Central Time on a date no later than five business days after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement, unless another date, time or place is agreed to by the parties. While it currently is anticipated that the completion of the merger will occur late in the second quarter or early in the third quarter of 2017, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, Pinnacle and BNC will complete the merger. If the merger is not completed on or before January 22, 2018, either Pinnacle or BNC may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to comply with any provisions of the merger agreement. See “—Conditions to the Completion of the Merger” immediately below.

Closing and Effective Time of the Second Step Merger

On the date of the completion of the merger and as soon as practicable following the effective time of the merger, Pinnacle will effect the second step merger. The second step merger will become effective as of the date and time set forth in the articles of merger to be filed with the Secretary of State of the State of Tennessee and the articles of merger to be filed with the Secretary of State of the State of North Carolina.

Shareholder Support Agreements

Aquiline BNC Holdings LLC and each of BNC’s executive officers and directors have executed agreements (collectively, the “BNC shareholder support agreements”) in which they agreed, among other things, to vote their shares of BNC voting common stock for the approval of BNC merger proposal, the BNC compensation proposal and the BNC adjournment proposal. In addition, each of Pinnacle’s executive officers and directors have executed agreements (collectively, the “Pinnacle shareholder support agreements”) in which they agreed, among other things, to vote their shares of Pinnacle common stock for the approval of the Pinnacle share issuance proposal and the Pinnacle adjournment proposal.

Pursuant to the BNC shareholder support agreements, Aquiline BNC Holdings LLC and each of BNC’s executive officers and directors have also agreed not to transfer any of their shares of BNC voting common stock, including the right to vote such shares, with certain limited exceptions for transfers pursuant to pledge agreements, to affiliates, in limited quantities to third parties and in connection with the establishment of a predetermined trading plan.

Pursuant to the Pinnacle shareholder support agreements, each of Pinnacle’s executive officers and directors have also agreed not to transfer any of their shares of Pinnacle common stock, including the right to vote such shares, with certain limited exceptions for transfers pursuant to pledge agreements, to affiliates, in limited quantities to third parties and in connection with the establishment of a predetermined trading plan.

The shareholder support agreements automatically terminate upon the earlier to occur of (a) the effective time of the merger or (b) the termination of the merger agreement; provided, however, that the parties thereto may sell their shares of Pinnacle common stock or BNC common stock, as applicable, following the approval by Pinnacle’s shareholders of the Pinnacle share issuance proposal or the approval by BNC’s shareholders of the BNC merger proposal, as applicable.

Conditions to the Completion of the Merger

Completion of the merger is subject to various conditions. There can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

The respective obligations of Pinnacle and BNC to complete the merger are subject to the following conditions:

•	the approval and adoption of the merger agreement by BNC’s voting common shareholders and approval of the issuance of shares of Pinnacle common stock in connection with the merger by Pinnacle’s shareholders;

•	approval by the NASDAQ of listing of the shares of Pinnacle common stock to be issued in the merger, subject to official notice of issuance;

•	all regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the FDIC, the TDFI and the NCCOB of the transactions contemplated by the merger agreement, including the merger and the bank merger (all of which have been received as of the date hereof), and (y) any other required approvals set forth in the merger agreement that are necessary to consummate the transactions contemplated thereby or the failure of which to be obtained would reasonably be expected, individually or in the aggregate, to have, a material adverse effect on the surviving corporation, having been obtained and remaining in full force and effect and all statutory waiting periods in respect thereof having expired (as described in “The Merger—Regulatory Approvals”);

•	effectiveness of the registration statement, of which this joint proxy statement/prospectus constitutes a part, for the shares of Pinnacle common stock to be issued in the merger;

•	the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the bank merger, and the absence of any statute, rule, regulation, order, injunction, or decree enacted, entered, promulgated, or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

•	the receipt by each party of an opinion of counsel, as of the closing date of the merger, substantially to the effect that the mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code; and

•	accuracy of the other party’s representations and warranties contained in the merger agreement as of the date of the merger agreement and the closing date (except for representations and warranties that speak as of an earlier date than the date of the merger agreement), except, in the case of most of the representations and warranties, where the failure to be accurate has not had and would not reasonably be expected to have a material adverse effect on the party making the representations and warranties (see “—Representations and Warranties” immediately below), and the performance by the other party of its obligations contained in the merger agreement in all material respects.

Representations and Warranties

The merger agreement contains customary representations and warranties of each of BNC and Pinnacle relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

The merger agreement contains representations and warranties made by each of BNC and Pinnacle relating to a number of matters, including the following:

•	corporate existence, good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	governmental and third party consents required for the merger;

•	banking and other regulatory filings;

•	financial statements;

•	fees payable to financial advisors in connection with the merger;

•	absence of material adverse changes in their respective businesses since September 30, 2016;

•	legal proceedings and regulatory actions;

•	tax matters;

•	employee and employee benefit matters;

•	compliance with laws;

•	SEC reports;

•	certain material contracts;

•	absence of agreements with regulatory agencies;

•	interest rate risk management instruments;

•	undisclosed liabilities;

•	insurance coverage;

•	data privacy and security;

•	investment securities;

•	regulatory capitalization;

•	loans and nonperforming and classified assets;

•	adequacy of allowance for loan and lease losses;

•	existence of deposit insurance;

•	transactions with affiliates;

•	compliance with state takeover laws;

•	tax treatment of the merger;

•	accuracy of information to be included in this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part;

•	implementation and maintenance of internal controls and procedures and disclosure controls and procedures; and

•	receipt of fairness opinions from financial advisors.

In addition, certain representations and warranties relating to a number of matters are made only by BNC, including:

•	real estate owned by BNC;

•	leases for BNC’s facilities;

•	intellectual property ownership and non-infringement;

•	investment management and related activities;

•	securities repurchase agreements; and

•	environmental matters.

Many of the representations and warranties of the parties in the merger agreement will be deemed to be true and correct for purposes of the closing conditions related to the accuracy of each party’s representations and warranties unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (1) the business, operations, results of operations or financial condition of the party making the representations and warranties and its subsidiaries taken as a whole, or (2) on the ability of the party making the representations and warranties to timely complete the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or would reasonably be expected to occur, the parties will disregard any effects resulting from (A) changes after the date of the merger agreement in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes after the date of the merger agreement in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events, after the date of the merger agreement, affecting the financial services industry generally and not specifically relating to Pinnacle or BNC or its respective subsidiaries, as the case may be, (D) changes, after the date of the merger agreement, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (E) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity, (F) actions or omissions of Pinnacle or BNC taken with the prior written consent of the other or required under the merger agreement, (G) the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby or the announcement thereof, (H) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located, (I) a change in the trading prices, or trading volume, of a party’s capital stock (however, the facts giving rise or contributing to such change that are not otherwise excluded may be considered) or (J) the failure of Pinnacle or BNC to meet any internal or published industry analyst projections, forecasts or estimates of revenues or earnings or other financial or operating metrics for any period (however, the facts giving rise or contributing to such failure that are not otherwise excluded may be considered).

Conduct of Business Pending the Merger

BNC has agreed that, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to (a) conduct its business in the ordinary course in all material respects and (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships. In addition, each of BNC and Pinnacle has agreed that, during the same period, subject to specified exceptions, it will, and will cause each of its subsidiaries to, take no action that would reasonably be likely to adversely affect or delay the ability of either of BNC or Pinnacle to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the merger agreement, or to perform its covenants and agreements under the merger agreement, or to consummate the transactions contemplated thereby on a timely basis.

Additionally, prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, BNC may not, and may not permit any of its subsidiaries to, without prior written consent of Pinnacle (such consent not to be unreasonably withheld), undertake the following:

•	other than in the ordinary course of business consistent with past practice: (1) incur, modify, extend or renegotiate any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of BNC or any of its wholly owned subsidiaries to BNC or any of its wholly owned subsidiaries), or (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice includes the creation of deposit liabilities, purchases of Federal funds, borrowings from the Federal Home Loan Bank of Atlanta or the Federal Reserve Bank of Richmond, and sales of certificates of deposit);

•	adjust, split, combine or reclassify any shares of BNC’s capital stock; (2) make, declare or pay any dividend, or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, on any shares of BNC’s capital stock, BNC’s trust preferred securities or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except (A) dividends paid by any of BNC’s wholly owned subsidiaries to BNC or any of its wholly owned subsidiaries in compliance with applicable laws, (B) regular quarterly cash dividends by BNC on shares of BNC common stock at a rate not in excess of $0.05 per share of BNC common stock and any associated dividend equivalents for outstanding BNC equity awards, (C) if permitted under BNC’s equity incentive plans, the acceptance of shares of BNC common stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of any BNC equity awards, in each case, in accordance with past practice and the terms of the applicable award agreements and (D) required dividends or distributions in respect of BNC’s trust preferred securities; (3) grant any BNC equity awards or other stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of BNC’s capital stock; or (4) issue, sell or otherwise permit to become outstanding any additional shares of BNC’s capital stock or securities convertible or exchange into, or exercisable for, any shares of BNC’s capital stock or any options ,warrants or other rights of any kind to acquire any shares of BNC’s capital stock, except pursuant to the exercise, vesting or settlement of BNC equity awards outstanding as of the date of the merger agreement or granted in accordance with the merger agreement;

•

except as required by the terms of any BNC benefit plan or contract existing on the date of the merger agreement, (1) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of BNC or any of its subsidiaries, except for increases in compensation and benefits in the ordinary course of business consistent with past practice that do not exceed, in the aggregate, 5% of the aggregate cost of all employee compensation and benefits in effect as of the date of the merger agreement; (2) pay any pension or retirement allowance except in the ordinary course of business consistent with past practice; (3) pay any bonus except in the ordinary course of business consistent with past practice; (4) become a party to, amend or commit to enter into, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, except (A) with respect to agreements entered into with newly hired employees who are not executive officers or agreements terminable on less than 30 days’ notice without penalty or (B) for amendments of BNC’s benefit plans in the ordinary course of business consistent with past practice that do not materially increase the cost to BNC and its subsidiaries of maintaining such benefit plan; or (5) accelerate the vesting of, or the lapsing of restrictions with respect to, any BNC equity awards;

•	except as disclosed to Pinnacle pursuant to the merger agreement, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to BNC and its subsidiaries, taken as a whole, to any person or cancel, release or assign any indebtedness owed to BNC or any of its subsidiaries that is material to BNC and its subsidiaries, taken as a whole, to any such person, or any claims held by any such person that are material to BNC and its subsidiaries, taken as a whole, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of the merger agreement;

•	enter into any new line of business that is material to BNC and its subsidiaries, taken as a whole, or change, amend or modify in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to BNC and its subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any governmental entity or regulatory agency;

•	except for transactions made in the ordinary course of business consistent with past practice, make any material capital expenditures, either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

•	except for transactions in the ordinary course of business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

•	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	amend its articles of incorporation or bylaws or the organizational documents of any of its subsidiaries;

•	(i) terminate, materially amend, or waive any material provision of any material contract of BNC, or make any material change in any instrument or agreement governing the terms of any of its securities, in each case other than normal renewals in the ordinary course of business, or (ii) enter into any contract that would constitute a material contract of BNC if it were in effect on the date of the merger agreement;

•	except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

•	merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by generally accepted accounting principles or by applicable laws, regulations, guidelines or policies imposed or requested by any governmental entity or regulatory agency;

•	implement or adopt any material change in its financial accounting principles, practices or methods, other than as required by applicable law or regulation, generally accepted accounting principles or regulatory guidelines or policies imposed by any governmental entity or regulatory agency;

•	other than settlement of foreclosure actions or debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding in an amount and for consideration in excess of $1,000,000 individually or $3,000,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments actually received by BNC or any of its subsidiaries in respect thereof) or that would impose any material restriction on the business of it or its subsidiaries or the surviving company or its subsidiaries;

•	take any action that is intended or is expected to result in any of the conditions to the merger set forth in Article VII of the merger agreement not being satisfied or in a violation of any provision of the merger agreement, except as required by applicable law;

•	make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any governmental entity or regulatory agency;

•	other than in the ordinary course of business consistent with past practice, make, change or revoke any material tax election, change any material annual tax accounting period, adopt or materially change any tax accounting method, file any material amended tax return, enter into any material closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any right to claim a refund, offset or other reduction of a material amount of taxes;

•	hire any person as an officer or employee of BNC or any of its subsidiaries whose annual base salary or base wage is greater than $150,000 or terminate the employment of any officer or employee whose annual base salary or base wage is greater than $150,000, other than for cause;

•	except for communications made in accordance with the terms of the merger agreement, make any written communications to the employees of BNC or its subsidiaries with respect to employment, compensation or benefits matters addressed in the merger agreement or related, directly or indirectly, to the transactions contemplated by the merger agreement;

•	take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions contemplated by the merger agreement or the bank merger agreement, except as otherwise set forth in the merger agreement, or the required approval and adoption of the merger agreement by the BNC voting common shareholders or to perform its covenants and agreements under the merger agreement or the bank merger agreement or to consummate the transactions contemplated each thereby; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by the preceding bullet point list.

Prior to the effective time of the merger (or earlier termination of the merger agreement), subject to specified exceptions, Pinnacle may not, and Pinnacle may not permit any of its subsidiaries to, without prior written consent of BNC (such consent not to be unreasonably withheld), undertake the following:

•	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that is intended or is expected to result in any of the conditions to the merger set forth in Article VII of the merger agreement not being satisfied or in a violation of any provision of the merger agreement, except as required by applicable law;

•	amend Pinnacle’s charter or Pinnacle’s bylaws in a manner that would materially and adversely affect BNC shareholders or adversely affect BNC shareholders relative to other Pinnacle shareholders;

•	adjust, split, combine or reclassify any capital stock of Pinnacle;

•	make, declare or pay any extraordinary dividend on or extraordinary redemption of any capital stock of Pinnacle;

•	incur any indebtedness for borrowed money (other than indebtedness of Pinnacle or any of its wholly owned subsidiaries to Pinnacle or any of its subsidiaries) that would reasonably be expected to prevent Pinnacle or its subsidiaries from assuming BNC’s or its subsidiaries’ outstanding indebtedness;

•	acquire or make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly owned subsidiary of Pinnacle, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the closing of the merger to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed;

•	merge or consolidate itself or any of its material subsidiaries with any other person or engage in any similar business combination transaction (i) where it or its material subsidiary or another of its subsidiaries, as applicable, is not the surviving person or (ii) if the merger, consolidation or transaction is reasonably likely to cause the closing of the merger to be materially delayed or the receipt of the requisite regulatory approvals to be prevented or materially delayed, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its material subsidiaries;

•	take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions contemplated by the merger agreement or by the bank merger agreement, except as otherwise set forth in the merger agreement, or the required approval from Pinnacle shareholders to issue shares of Pinnacle common stock in connection with the merger or to perform its covenants and agreements under the merger agreement or the bank merger agreement or to consummate the transactions contemplated each thereby; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by the preceding bullet point list.

Legal Conditions to Merger

Each of Pinnacle and BNC have agreed to, and have agreed to cause their subsidiaries to, use their respective reasonable best efforts to (a) take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its subsidiaries with respect to the merger and the bank merger and, subject to the conditions set forth in merger agreement, to consummate the transactions contemplated by the merger agreement, and (b) obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any governmental entity or regulatory agency and any other third party that is required to be obtained by Pinnacle, BNC or their respective subsidiaries in connection with the mergers, the bank merger and the other transactions contemplated by the merger agreement (all required regulatory approvals have been received as of the date hereof).

BNC Shareholder Meeting and Recommendation of the BNC Board of Directors

BNC has agreed to take all action necessary to convene a meeting of its voting common shareholders for the purpose of voting upon approval and adoption of the merger agreement as soon as reasonably practicable upon the declaration of effectiveness of the registration statement of which this joint proxy statement/prospectus is a part. Except in the case of a BNC adverse recommendation change (as defined below), the BNC board of directors has agreed to use its reasonable best efforts to obtain from its shareholders the vote required to approve and adopt the merger agreement, including by communicating to its shareholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they adopt and approve the merger agreement and the transactions contemplated thereby. BNC must engage a proxy solicitor reasonably acceptable to Pinnacle to assist in the solicitation of proxies from shareholders relating to such required vote. However, if the BNC board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may withdraw or modify or qualify in a manner adverse to Pinnacle its recommendation to its shareholders that they approve the merger agreement and the transactions contemplated by the merger agreement and may submit the merger agreement to its shareholders without recommendation or with such modified or qualified recommendation (each of the foregoing defined in this joint proxy statement/prospectus as a “ BNC adverse recommendation change”) (although the resolutions approving the merger agreement may not be rescinded or amended) and may communicate the basis for the BNC adverse recommendation change to its shareholders in this joint proxy statement/prospectus or a supplement or amendment thereto, provided that (1) it gives Pinnacle at least five business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the BNC board of directors in response to an acquisition proposal, the latest material terms and conditions, and the identity of the third-party making any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances if not in response to an acquisition proposal) and (2) at the end of such notice period, the BNC board of directors takes into account any amendment or modification to the merger agreement proposed by Pinnacle and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period, provided that the new notice period will be three business days instead of five business days.

BNC must adjourn or postpone its shareholder meeting one time if there are insufficient shares of BNC voting common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, BNC has not received proxies representing a sufficient number of shares necessary for approval and adoption of the merger agreement.

Pinnacle Shareholder Meeting and Recommendation of the Pinnacle Board of Directors

Pinnacle has agreed to take all action necessary to convene a meeting of its shareholders for the purpose of voting upon the issuance of shares of Pinnacle common stock in connection with the merger, as soon as reasonably practicable upon the declaration of effectiveness of the registration statement of which this joint proxy statement/prospectus is a part. The Pinnacle board of directors has agreed to use its reasonable best efforts to obtain from its shareholders the vote required to approve the issuance of shares of Pinnacle common stock in connection with the merger, including by communicating to its shareholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they approve the issuance of shares of Pinnacle common stock in connection with the merger. Pinnacle must engage a proxy solicitor reasonably acceptable to BNC to assist in the solicitation of proxies from shareholders relating to such required vote. However, if the Pinnacle board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the share issuance, then it may withdraw or modify or qualify in a manner adverse to BNC its recommendation to its shareholders that they approve the issuance of shares of Pinnacle common stock in connection with the merger and may submit the share issuance to its shareholders without recommendation or with such modified or qualified recommendation (each of the foregoing defined in this joint proxy statement/prospectus as a “ Pinnacle adverse recommendation change”) (although the resolutions approving the merger agreement may not be rescinded or amended) and may communicate the basis for the Pinnacle adverse recommendation change to its shareholders in this joint proxy statement/prospectus or a supplement or amendment thereto, provided that (1) it gives BNC at least five business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and (2) at the end of such notice period, the Pinnacle board of directors takes into account any amendment or modification to the merger agreement proposed by BNC and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement.

Pinnacle must adjourn or postpone its shareholder meeting one time if there are insufficient shares of Pinnacle common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Pinnacle has not received proxies representing a sufficient number of shares necessary for the approval of the issuance of shares of Pinnacle common stock in connection with the merger.

No Solicitation of Alternative Transactions

The merger agreement provides, subject to limited exceptions described below, that BNC and its subsidiaries will not authorize their affiliates, officers, directors, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by BNC or any of its subsidiaries) to (1) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal, (2) participate in any discussions, negotiations or other communications regarding any acquisition proposal, (3) except in connection with and after making a BNC adverse recommendation change, make or authorize any statement, recommendation or solicitation in support of any acquisition proposal or (4) provide any confidential or nonpublic information to any person relating to any acquisition proposal with such party. Furthermore, BNC and its subsidiaries were required under the merger agreement to, and to cause their affiliates, officers, directors, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by BNC or any of its subsidiaries) to, immediately cease any discussions, negotiations or activities with any other party regarding an acquisition proposal.

For purposes of the merger agreement, the term “acquisition proposal” means any proposal, offer or third party indication of interest in any (1) acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of BNC and its subsidiaries, or 20% or more of any class of equity or voting securities of BNC or its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of BNC, (2) tender offer (including a self-tender) or exchange offer that, if consummated, would result in such third-party beneficially owning more than 20% of any class of equity or voting securities of BNC or its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of BNC, or (3) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving BNC or its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of BNC, in each case, other than the transactions contemplated by the merger agreement.

The merger agreement permits BNC and its subsidiaries to comply with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act or Item 1012(a) of Regulation M-A with regard to an acquisition proposal that BNC or any of its subsidiaries may receive. In addition, if prior to the receipt of the requisite vote of its shareholders to approve the merger agreement, BNC receives an unsolicited bona fide written acquisition proposal, BNC may, and may permit its subsidiaries and its and their affiliates, officers, directors, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by BNC or any of its subsidiaries) to, engage in discussions and negotiations with or provide nonpublic information to the person making that acquisition proposal only if:

•

the board of directors of BNC concludes in good faith (after consultation with its outside legal counsel and, with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than to result in a violation of its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, BNC provides notice to Pinnacle of its intention to provide such information;

•	any nonpublic information provided to such person is also provided to Pinnacle if not previously provided to Pinnacle; and

•	BNC enters into a confidentiality agreement with such third-party on terms no less favorable to it than the confidentiality agreement between Pinnacle and BNC, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with BNC.

BNC must notify Pinnacle promptly, and in any event within 24 hours of BNC’s receipt of any acquisition proposal or any request for nonpublic information relating to BNC or any of its subsidiaries that could reasonably be expected to lead to an acquisition proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible acquisition proposal, of the identity of the third party making the acquisition proposal, inquiry or request and the material terms and conditions of any inquiries, proposals or offers, and must update Pinnacle on the status of the terms of any proposals, offers, discussions or negotiations on a current basis.

Termination of the Merger Agreement

General. The merger agreement may be terminated at any time prior to completion of the merger in any of the following ways:

•	by mutual written consent of Pinnacle and BNC;

•	by either Pinnacle or BNC, if any governmental entity or regulatory agency that must grant a requisite regulatory approval has denied approval of the merger or the bank merger and such denial has become final and nonappealable or any governmental entity or regulatory agency of competent jurisdiction has issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting, or making illegal, the consummation of the merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•	by either Pinnacle or BNC, if the merger is not completed on or before January 22, 2018, unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the merger agreement to comply with the merger agreement;

•	by either Pinnacle or BNC, if (1) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (2) there has been a breach of any of the covenants, agreements, representations or warranties of the other party in the merger agreement, which breach is not cured by the earlier of 30 days following written notice to the party committing the breach or January 22, 2018, or which breach, by its nature, cannot be cured during such period, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to the performance of obligations or breaches of representations or warranties described under “—Conditions to the Completion of the Merger” above;

•	by Pinnacle, if (1) prior to the receipt of the requisite vote of BNC shareholders to approve the merger agreement, (i) BNC or the board of directors of BNC makes a BNC adverse recommendation change or publicly discloses its intention to do so, or otherwise submits the merger agreement to its shareholders without recommendation for approval, or recommends to its shareholders an acquisition proposal other than the merger, or (ii) BNC materially breaches its obligation to hold its shareholders’ meeting to approve the merger agreement or materially breaches its obligations with respect to acquisition proposals, or (2) a tender offer or exchange offer for 20% or more of the outstanding shares of BNC common stock is commenced, other than by Pinnacle or a subsidiary of Pinnacle, and the BNC board of directors recommends that the shareholders of BNC tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or

•	by BNC, if prior to the receipt of the requisite vote of Pinnacle’s shareholders to approve the issuance of the shares of Pinnacle common stock in connection with the merger, Pinnacle or the board of directors of Pinnacle makes a Pinnacle adverse recommendation change or publicly discloses its intention to do so, or otherwise submits the Pinnacle share issuance proposal to its shareholders without recommendation for approval, or Pinnacle materially breaches its obligation to hold its shareholders’ meeting to approve the share issuance.

Effect of Termination. If the merger agreement is terminated, it will become void and have no effect, except that (1) both Pinnacle and BNC will remain liable for any liabilities or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement, and (2) designated provisions of the merger agreement, including those addressing the payment of fees and expenses, the confidential treatment of information and, if applicable, the termination fee described below, will survive the termination.

Termination Fee. The merger agreement provides that BNC may be required to pay the termination fee to Pinnacle in the following circumstances:

•	If Pinnacle terminates the merger agreement prior to the receipt of the requisite vote of BNC shareholders to approve and adopt the merger agreement because (1) BNC or BNC’s board of directors made a BNC adverse recommendation change or publicly disclosed its intention to do so, or otherwise submitted the merger agreement to its shareholders without recommendation for approval, or recommended to its shareholders an acquisition proposal other than the merger, or (2) BNC materially breached its obligation to hold its shareholders’ meeting to approve the merger agreement, then BNC must pay the termination fee no later than the third business day following the termination.

•	If Pinnacle terminates the merger agreement prior to the receipt of the requisite vote of BNC shareholders to approve the merger agreement because BNC materially breaches its obligations with respect to acquisition proposals, which obligations include (1) subject to limited exceptions, BNC or any of its subsidiaries not authorizing any of their affiliates, officers, directors, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by BNC or any of its subsidiaries) to (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal, (ii) participate in any discussions, negotiations or other communications regarding any acquisition proposal, (iii) except in connection with and after making a BNC adverse recommendation change, make or authorize any statement, recommendation or solicitation in support of any acquisition proposal or (iv) provide any confidential or nonpublic information to any person relating to any acquisition proposal with such party, and (2) BNC and its subsidiaries immediately ceasing, and causing their affiliates, officers, directors, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by BNC or any of its subsidiaries) to, immediately cease, any discussions, negotiations or activities with any other party regarding an acquisition proposal following the execution of the merger agreement, then BNC must pay the termination fee no later than the third business day following the termination.

•	If Pinnacle terminates the merger agreement because a tender offer or exchange offer for 20% or more of the outstanding shares of BNC common stock was commenced, other than by Pinnacle or a subsidiary of Pinnacle, and the BNC board of directors recommended that the shareholders of BNC tender their shares in such tender or exchange offer or otherwise failed to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act, then BNC must pay the termination fee no later than the third business day following the termination.

•	If (1) the merger agreement is terminated by either party because the merger has not been completed on or before January 22, 2018, and BNC has failed to obtain the required vote of its shareholders at the duly convened special meeting of BNC’s shareholders or any adjournment or postponement thereof at which a vote on the approval and adoption of the merger agreement is taken, or by Pinnacle because of a material breach by BNC of a representation, warranty, covenant or agreement that causes an applicable condition to the merger to not be satisfied and (2) a bona fide acquisition proposal has been made known to senior management of BNC or has been made directly to its shareholders generally, or any person shall have publicly announced (and not withdrawn) a bona fide acquisition proposal with respect to BNC, in each case prior to the termination of the merger agreement, and within 12 months after termination of the merger agreement, BNC enters into any definitive agreement with respect to, or consummates, any acquisition proposal (whether or not the same as the acquisition proposal referred to above), then BNC must pay the termination fee to Pinnacle on the earlier of the date the definitive agreement is executed or the transaction is consummated (provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “20%” will instead refer to “50%”).

The merger agreement provides that Pinnacle may be required to pay a termination fee to BNC of $66.0 million in the following circumstances:

•	If BNC terminates the merger agreement prior to the receipt of the requisite vote of Pinnacle’s shareholders to approve the issuance of the shares of Pinnacle common stock in connection with the merger because (1) Pinnacle or Pinnacle’s board of directors made a Pinnacle adverse recommendation change or publicly disclosed its intention to do so, or otherwise submitted the Pinnacle share issuance proposal to its shareholders without recommendation for approval, or (2) Pinnacle materially breached its obligation to hold its shareholders’ meeting to approve the share issuance, then Pinnacle must pay the termination fee no later than the third business day following the termination.

The termination fee could discourage other companies from seeking to acquire or merge with BNC prior to completion of the merger and could cause BNC to reject any acquisition proposal which does not take into account the termination fee.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver. At any time prior to the completion of the merger, each of Pinnacle and BNC may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of Pinnacle or Merger Sub, in the case of BNC, or BNC, in the case of Pinnacle;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant thereto on the part of Pinnacle or Merger Sub, in the case of BNC, or BNC, in the case of Pinnacle; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement on the part of Pinnacle or Merger Sub, in the case of BNC, or BNC, in the case of Pinnacle.

Amendment. Subject to compliance with applicable law, Pinnacle and BNC may amend the merger agreement at any time prior to the effective time of the merger. However, notwithstanding the foregoing descriptions of the provisions for extensions and waivers, after the approval of the Pinnacle share issuance proposal by shareholders of Pinnacle and approval of the BNC merger proposal by voting common shareholders of BNC, no amendment or waiver may be accomplished without the further approval of Pinnacle shareholders or BNC voting common shareholders, as applicable, if such amendment or waiver requires further approval under applicable law.

Employee Benefit Plans and Existing Agreements

Employee Benefit Plans. The merger agreement provides that for one year following the effective time of the merger, Pinnacle will provide each employee of BNC and its subsidiaries who continues to be employed by Pinnacle or its subsidiaries immediately following the effective time of the merger (who we refer to as a “BNC continuing employee”) with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by BNC or any of its subsidiaries to such employee immediately prior to the effective time of the merger, (ii) short- and long-term incentive compensation opportunities that, in each case, are (A) with respect to the fiscal year of BNC in which the merger occurs (if the merger occurs after the first quarter of such fiscal year), no less favorable than the short- and long-term incentive compensation opportunities provided by BNC or any of its subsidiaries to such employee immediately prior to the effective time of the merger, and (B) with respect to (x) the fiscal year of Pinnacle commencing immediately after the year in which the merger occurs (if the merger occurs after the first quarter of such fiscal year) and (y) the fiscal year of BNC in which the merger occurs (if the merger occurs in the first quarter of such fiscal year, in which case clause (A) above does not apply), no less favorable than the short- and long-term incentive compensation opportunities provided by Pinnacle or any of its subsidiaries to similarly-situated employees of Pinnacle or its subsidiaries, and (iii) participation in the other compensation and employee benefit plans in which similarly-situated employees of Pinnacle or its subsidiaries participate, to the same extent as similarly-situated employees of Pinnacle or its subsidiaries.

Under the merger agreement, Pinnacle is obligated to honor all BNC employment, severance, change of control and other compensation agreements and arrangements between BNC or any of its subsidiaries and their employees (to the extent not terminated in connection with the merger), and all accrued and vested benefit obligations through the effective time of the merger which are between BNC or any of its subsidiaries and any of their current or former directors, officers, employees or consultants.

Following the effective time of the merger, with respect to each Pinnacle benefit plan in which BNC continuing employees are eligible to participate after the effective time (which we refer to as “new plans”), Pinnacle will recognize all service of the BNC continuing employees with BNC and its subsidiaries (including any predecessor entities or any entities which merged or consolidated with or into BNC or any of its subsidiaries) for all purposes, subject to certain customary exceptions. With respect to the BNC continuing employees and their eligible dependents, Pinnacle will (A) recognize all such service under the new plans for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations, (B) waive pre-existing condition limitations to the same extent waived under a corresponding BNC benefit plan and (C) give credit for amounts paid under a corresponding benefit plan for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the new plans, provided that with respect to any welfare benefits plans that are provided through a third-party insurer (i.e., are not self-insured), Pinnacle will use its commercially reasonable efforts to accomplish the foregoing.

Each BNC continuing employee whose employment is terminated by Pinnacle without cause within twelve months following the closing of the merger will receive a severance payment equal to one-month of severance benefits for each year of service with BNC and Pinnacle, with a minimum of one-month and a maximum of six-months of severance when terminated.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that following completion of the merger, Pinnacle and the surviving corporation will indemnify and hold harmless, to the fullest extent permitted by applicable law, all present and former directors, managers, officers and employees of BNC and its subsidiaries against any costs or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether arising before or after the effective time, arising in whole or in part out of the fact that such person is or was a director, manager, officer or employee of BNC or its subsidiaries or in connection with the merger agreement and the transactions contemplated thereby, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires Pinnacle to maintain, for a period of six years after completion of the merger, BNC’s existing directors’ and officers’ liability insurance policies, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against present and former officers and directors of BNC and its subsidiaries arising from facts or events that occurred at or prior to the completion of the merger. However, Pinnacle is not required to spend annually more than 250% of the current annual premium paid as of the date of the merger agreement by BNC for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then Pinnacle will maintain policies of insurance which provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, BNC, in consultation with Pinnacle, may (and, at Pinnacle’s request, will use its reasonable best efforts to) obtain at or prior to the effective time, at Pinnacle’s expense, a six-year “tail” policy under BNC’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of Pinnacle common stock to be issued in the merger on the NASDAQ, coordination with respect to litigation relating to the merger and further actions required to consummate the merger, advice relating to the occurrence of a material change, access to information, exemption from takeover laws, public announcements with respect to the transactions contemplated by the merger agreement, exemption from liability under Section 16(b) of the Exchange Act, the absence of control over the other party’s business and Pinnacle’s or its subsidiaries’ assumption of BNC’s or its subsidiaries’ obligations in respect of its outstanding debt, trust preferred securities, guarantees, securities, and other agreements to the extent required by the terms of such debt, trust preferred securities, guarantees, securities, and other agreements.

Expenses

The merger agreement provides that each of Pinnacle and BNC will pay its own expenses in connection with the transactions contemplated by the merger agreement, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger will be split evenly by Pinnacle and BNC.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

Subject to the limitations, assumptions and qualifications described herein, it is the opinion of each of Bass, Berry & Sims PLC and Troutman Sanders LLP that the material U.S. federal income tax consequences of the mergers to “U.S. holders” (as defined below) of BNC common stock that exchange their shares of BNC common stock for shares of Pinnacle common stock in the merger are as described below. The tax opinions of outside legal counsel for each of Pinnacle and BNC are filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part. These opinions, however, will not bind the IRS or the courts and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The following general discussion sets forth the material United States federal income tax consequences of the mergers, taken together, to U.S. holders (as defined below) of BNC common stock that exchange their shares of BNC common stock for shares of Pinnacle common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those BNC shareholders that hold their shares of BNC common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank, thrift or other financial institution;

•	a tax-exempt organization;

•	an S corporation, partnership or other pass-through entity (or an investor in an S corporation, partnership or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a regulated investment company;

•	a real estate investment trust;

•	a retirement plan, individual retirement account or other tax-deferred account;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of BNC common stock subject to the alternative minimum tax provisions of the Code;

•	a holder of BNC common stock that owns (or is deemed to own) 5% or more of the outstanding stock of BNC;

•	a holder of BNC common stock that received BNC common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of BNC common stock that holds BNC common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the mergers, nor does it address any other U.S. federal tax consequences (such as gift or estate taxes) including any tax consequences arising under the unearned income Medicare contribution tax pursuant to Section 1411 of the Code. Determining the actual tax consequences of the mergers to you may be complex. They will depend on your specific situation and on factors that are not within the control of BNC or Pinnacle. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of BNC common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds BNC common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding BNC common stock should consult their own tax advisors.

Tax Consequences of the Mergers Generally

Subject to the limitations, assumptions and qualifications described herein, the mergers, taken together, will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Pinnacle’s obligation to complete the merger that Pinnacle receive an opinion from Bass, Berry & Sims PLC, dated the closing date of the merger, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to BNC’s obligation to complete the merger that BNC receive an opinion from Troutman Sanders LLP, dated the closing date of the merger, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representations, covenants and undertakings provided by Pinnacle and BNC and on customary factual assumptions. If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the mergers could be adversely affected. Neither of the opinions described above will be binding on the IRS or any court. Pinnacle and BNC have not sought and will not seek any ruling from the IRS regarding any matters relating to the mergers, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Tax Consequences to Pinnacle and BNC

Each of Pinnacle and BNC will be a “party to the reorganization” within the meaning of Section 368(b) of the Code, and neither Pinnacle nor BNC will recognize any gain or loss as a result of the merger.

Tax Consequences to Shareholders

Subject to the qualifications and limitations set forth above, the material United States federal income tax consequences of the mergers to U.S. holders of BNC common stock will be as follows:

•	Receipt of Merger Consideration. A U.S. holder of BNC common stock will not recognize any gain or loss on the exchange of BNC common stock for shares of Pinnacle common stock in the merger, except for cash received in lieu of a fractional share of Pinnacle common stock.

•	Receipt of Cash in Lieu of Fractional Share. If a U.S. holder of BNC common stock receives cash in lieu of a fractional share of Pinnacle common stock, such holder will recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder’s shares of BNC common stock allocable to that fractional share of Pinnacle common stock. This gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss, if the holding period for the share of BNC common stock exchanged for cash is more than one year at the completion of the merger. The deduction of capital losses is subject to limitations.

•	Tax Basis of Pinnacle Common Stock Received in the Merger. A U.S. holder of BNC common stock will have a tax basis in the Pinnacle common stock received in the merger equal to the tax basis of the BNC common stock surrendered by that holder in the merger, reduced by any basis allocable to a fractional share of Pinnacle common stock deemed received and exchanged for cash in the merger (as described above).

•	Holding Period of Pinnacle Common Stock Received in the Merger. The holding period for shares of Pinnacle common stock received by a U.S. holder in exchange for shares of BNC common stock in the merger will include the holding period for the shares of BNC common stock surrendered in the merger.

In the case of a U.S. holder of BNC common stock who holds shares of BNC common stock with different tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of BNC common stock.

Reporting Requirements

All holders of BNC common stock will be required to retain records pertaining to the mergers and may be required to file with the holder’s United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the mergers.

Backup Withholding

Holders of BNC common stock other than certain exempt recipients may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments received in lieu of fractional shares of Pinnacle common stock. Such a holder generally will not be subject to backup withholding, however, if the holder:

•	furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on the Form W-9 or successor form included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof that the holder is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the holder timely furnishes the required information to the Internal Revenue Service.

This summary of material United States federal income tax consequences is for general information only and is not tax advice. Each holder of BNC common stock is urged to consult the holder’s tax advisor with respect to the application of United States federal income tax laws to the holder’s particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined statement of operations and other data give effect to:

•	the merger;

•	the sale by Pinnacle on January 27, 2017 of 3,220,000 shares of its common stock in a registered public offering and Pinnacle’s receipt of $191.2 million in estimated net proceeds, after deducting underwriting discounts and commissions and the estimated offering expenses payable by Pinnacle; and

•	the issuance of an estimated approximately 27.6 million shares of Pinnacle common stock to the shareholders of BNC in connection with the merger,

as if, in the case of the balance sheet data, the merger and the issuance of the shares of Pinnacle common stock in the offering occurred as of December 31, 2016 and, in the case of the statement of operations data, those transactions occurred as of January 1, 2016.

The unaudited pro forma condensed combined statement of earnings and other data for 2016 combines the historical consolidated results of operations of Pinnacle with the historical consolidated results of operations of BNC for such period giving effect to the transactions described above as if those transactions had been completed as of January 1, 2016. The unaudited pro forma condensed combined balance sheet data as of December 31, 2016 combines the historical consolidated balance sheet of Pinnacle as of that date with the historical consolidated balance sheet of BNC as of that date and gives effect to the transactions described above as if those transactions had been completed as of that date. Pinnacle will account for the merger under the purchase method of accounting.

The pro forma financial data appearing below is presented for illustrative purposes only, is based upon a number of assumptions and estimates and is subject to uncertainties, and that data does not purport to be indicative of the actual results of operations or financial condition that would have occurred had the transactions described above in fact occurred on the dates indicated, nor does it purport to be indicative of the results of operations or financial condition that the combined company may achieve in the future.

The pro forma condensed combined financial data appearing below also does not consider any potential effects of changes in market conditions on revenues or expense efficiencies, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the pro forma condensed combined financial data is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

The unaudited pro forma condensed combined statement of operations data appearing below does not give pro forma effect to the following for any period prior to the applicable date the transaction was consummated:

•	Pinnacle and Pinnacle Bank’s subsequent investment in BHG which was consummated on March 1, 2016;

•	Pinnacle’s acquisition of Avenue, which was consummated on July 1, 2016;

•	BNC’s acquisition of Southcoast Financial Corporation, which was consummated on June 17, 2016;

•	BNC’s acquisition of High Point Bank Corporation, which was consummated on November 1, 2016; or

•	Pinnacle’s issuance in a private placement of $120.0 million of subordinated notes due 2026 on November 16, 2016 and the use of approximately $57.0 million of the net proceeds from that offering to repay borrowings outstanding at that date under Pinnacle’s line of credit.

The pro forma financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Pinnacle’s audited consolidated financial statements and the notes thereto, in each case as included in Pinnacle’s Annual Report on Form 10-K for the fiscal year ended

December 31, 2016, which is incorporated by reference into this joint proxy statement/prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements of BNC and the notes thereto included in BNC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this joint proxy statement/prospectus.

As noted above, the merger will be accounted for using the purchase method of accounting. The total purchase price will be allocated to the tangible and intangible assets and liabilities acquired based on their respective fair values. The allocation of the purchase price reflected in the following pro forma financial statements is preliminary and is subject to adjustment upon receipt of, among other things, appraisals of some of the assets and liabilities of BNC.

	Pinnacle 12/31/2016	BNC 12/31/2016	Stock Issuance	Notes	BNC Pro Forma Adjustments	Notes	Total Pro Forma Adjustments	Notes	Pro Forma 12/31/2016
Assets:
Cash and cash equivalents	$183,645	$260,182	$191,194	AA	$(1,411)	A	$189,783	AA, A	$633,610
Investment securities
Held to maturity	25,251	317,662			(2,757)	B	(2,757)	B	340,156
Available for sale	1,298,546	579,124							1,877,670
Loans, net of unearned income	8,449,925	5,455,710			(81,967)	C	(81,967)	C	13,823,668
Allowance for loan losses	(58,980)	(37,501)			37,501	D	37,501	D	(58,980)

Loans, net	8,390,945	5,418,209			(44,466)		(44,466)		13,764,688
Premises and equipment	88,904	166,496							255,400
Goodwill	551,594	234,769			849,204	E	849,204	E	1,635,567
Core Deposit and Other Intangibles	15,104	25,911			36,083	F	36,083	F	77,098
Other assets	640,634	399,338			(416)	G	(416)	G	1,039,556

Total assets	$11,194,623	$7,401,691	$191,194		836,237		$1,027,431		$19,623,745

Liabilities and Shareholders’ Equity:
Deposits and securities sold under agreements to repurchase	$8,845,014	$6,153,681							$14,998,695
Advances from Federal Home Loan Bank	406,304	164,226			(858)	H	(858)	H	569,672
Subordinated debt and other borrowings	350,768	135,022			(8,549)	I	(8,549)	I	477,241
Accrued expenses and other liabilities	95,840	46,880							142,720

Total liabilities	9,697,926	6,499,809			(9,407)		(9,407)		16,188,328

Shareholders’ equity
Common stock and additional paid in capital	1,129,850	743,442	191,194	BB	1,004,084	J	1,195,278	BB,J	3,068,570
Retained earnings	381,073	156,602			(156,602)	K	(156,602)	K	381,073
Accumulated other comprehensive income	(14,226)	1,838			(1,838)	L	(1,838)	L	(14,226)

Total shareholders’ equity	$1,496,697	901,882	191,194		845,644		1,036,838		3,435,417

Total liabilities and shareholders’ equity	$11,194,623	$7,401,691	$191,194		$836,237		$1,027,431		$19,623,745

	Pinnacle 12/31/2016	BNC 12/31/2016	Stock Issuance	Notes	BNC Pro Forma Adjustments 12/31/2016	Notes	Pro forma 12/31/2016
Statement of Operations Data:
Interest Income	363,609	$249,185			$12,918	M	$625,712
Interest Expense	38,615	36,021			238	N	74,874

Net interest income	324,994	213,164			12,680		550,838
Provision for loan losses	18,328	4,665					22,993

Net interest income after provision for loan losses	306,666	208,499			12,680		527,845
Noninterest income	121,003	38,484					159,487
Noninterest expense	232,004	152,211					384,215
Amortization on intangible assets	4,281	4,915			5,942	O	15,138

Income before income taxes	191,384	89,857			6,738		287,979
Income taxes	64,159	26,944			2,643	P	93,746

Net income	$127,225	$62,913			$4,095		$194,233

Per Share Data:
Earnings per share of common stock
Basic	$2.96	$1.40					$2.63
Diluted	$2.91	$1.39					$2.61
Weighted average common shares outstanding
Basic	43,037,083	45,095,976	3,220,000	CC	27,607,040	Q	73,864,123
Diluted	43,731,992	45,184,911	3,220,000	CC	27,607,040	Q	74,559,032

Note 1—Basis of presentation

The pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the merger under the acquisition method of accounting with Pinnacle treated as the acquirer. The pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined entities. Under the acquisition method of accounting, the assets and liabilities of BNC, as of the effective date of the merger, will be recorded by Pinnacle at their respective fair values and the excess of the merger consideration over the fair value of BNC’s net assets will be allocated to goodwill.

The merger, which is currently expected to be completed late in the second or early in the third quarter of 2017, provides for BNC common shareholders to receive 0.5235 shares of Pinnacle common stock for each share of BNC common stock they hold immediately prior to the effective time of the merger. Based on the closing sale price of shares of Pinnacle common stock on the NASDAQ on January 20, 2017 of $63.30, the last trading day before the public announcement of the signing of the merger agreement, the value of the merger consideration per share of BNC common stock was $33.14. Based on the average closing trading price of shares of Pinnacle common stock on the NASDAQ over the twenty trading days ended January 20, 2017, the value of the merger consideration per share of BNC common stock was $35.70.

The pro forma allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) BNC’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of shares of Pinnacle common stock varies from the assumed $63.30 per share, which represents the closing share price of Pinnacle common stock on January 20, 2017; (iii) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The accounting policies of both Pinnacle and BNC are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassification may be determined.

Note 2—Preliminary Purchase Price Allocation

The pro forma adjustments include the estimated purchase accounting entries to record the merger. The excess of the purchase price over the fair value of net assets acquired, net of deferred taxes, is allocated to goodwill. The fair values are estimated as of December 31, 2016. Estimated fair value adjustments included in the pro forma financial statements are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available.

Core deposit intangible assets of $62.0 million are included in the pro forma adjustments separate from goodwill and amortized using the sum-of-the-years-digits method over ten years. Actual amortization will be recorded on an accelerated basis which reflects the anticipated life of the underlying assets. Goodwill totaling $1.1 billion is included in the pro forma adjustments and is not subject to amortization. The purchase price is contingent on Pinnacle’s price per common share at the closing date of the merger, which has not yet occurred. A 10% increase or decrease in Pinnacle’s closing sale price per share of common stock on January 20, 2017 of $63.30 would result in a corresponding goodwill adjustment of approximately $248.6 million.

The preliminary purchase price allocation is as follows:

in thousands except per share amounts
Pro Forma Purchase Price (1)
Estimated BNC shares outstanding (includes restricted stock awards and any restricted stock units that will vest upon change in control)	52,736
Exchange ratio to Pinnacle shares	0.5235
Pinnacle shares to issue	27,607
Issuance price	$63.30
Value of Pinnacle common stock issued	1,747,526
Number of BNC stock options outstanding as of February 15, 2017	56
Weighted average exercise price	$9.75
Fair value of each option	$34.82
Fair value of acquired options	$1,411
Total estimated consideration to be paid		$1,748,937

BNC Net Assets Estimated at Fair Value
Assets acquired:
Cash and short-term investments		260,182
Securities investments		894,029
Loans and leases		5,373,743
Other intangible assets		61,994
Other assets		565,418

Total assets acquired		7,155,366
Liabilities assumed:
Deposits		6,153,681
Advances from the FHLB		163,368
Subordinated debt and other borrowings		126,473
Accrued expenses and other liabilities		46,880

Total liabilities assumed		6,490,402

Net assets acquired		664,964

Preliminary pro forma goodwill		$1,083,973

(1)	Totals may not add up due to rounding.

Note 3—Pro forma adjustments

The following pro forma adjustments have been reflected in the pro forma condensed combined financial information. All taxable adjustments were calculated using a blended statutory effective tax rate of 39.23% to account for both federal and state tax obligations to arrive at deferred tax asset or liability adjustments. All adjustments are based on current assumptions and valuations, which are subject to change.

AA	Adjustments to cash and cash equivalents to reflect net proceeds of $191.2 million from Pinnacle’s common stock offering closed on January 27, 2017, after deducting underwriting discounts and commissions and the estimated expenses payable by Pinnacle in connection with the offering.

BB	Adjustments to Pinnacle common stock and additional paid in capital to record 3,220,000 shares of Pinnacle common stock issued on January 27, 2017.

CC	Adjustments to weighted-average shares of Pinnacle common stock outstanding to record 3,220,000 shares of Pinnacle common stock issued on January 27, 2017.

A	Adjustments to cash and short-term investments to reflect cash paid to redeem outstanding BNC common stock options of $1.4 million.

B	Adjustment to securities classified as held-to-maturity to reflect estimated fair value of acquired investment securities as of December 31, 2016.

C	Adjustment to loans to reflect incremental net estimated fair value adjustments, which include lifetime credit loss expectations, current interest rates and liquidity, to acquired loans. The net fair value adjustment for the loan portfolio reflects the reversal of the remaining loan mark of $43.5 million previously recorded by BNC and to record the estimated fair value adjustment of $125.5 million to be recorded by Pinnacle. The estimated fair value adjustment reflects a net adjustment of 2.3% of the outstanding loan balance and is based upon the combined experience of both Pinnacle and BNC in prior acquisitions in which independent third party valuations were prepared using current market yields and discounted cash flow modeling for individual loans and pools of similar loans utilizing prepayment and default assumptions. For the purpose of the pro forma financial statements, the fair value adjustment will be recorded as a component of interest income utilizing an accelerated amortization method over an average loan life of approximately three years.

D	Elimination of BNC’s existing allowance for loan losses. Purchased loans in a business combination are recorded at estimated fair value on the purchase date and the carryover of the related allowance for loan losses is prohibited.

E	Adjustments to goodwill to eliminate BNC goodwill of $234.8 million at merger date and record estimated goodwill associated with the merger of $1.1 billion.

F	Adjustments to other intangible assets to eliminate BNC’s other intangible assets of $25.9 million and record an estimated core deposit intangible asset associated with the merger of $62.0 million.

G	Adjustment to deferred tax assets to reflect the effects of the fair value acquisition accounting adjustments.

H.	Adjustment to debt to reflect estimated fair value of $858,000 of FHLB advances of BNC outstanding as of December 31, 2016.

I	Adjustment to debt to reflect estimated fair value of $8.5 million of long term debt of BNC outstanding as of December 31, 2016.

J	Adjustment to remove BNC common stock and additional paid in capital and to record the issuance in connection with the merger of 27,607,040 shares of Pinnacle common stock to BNC common shareholders of $27.6 million par value and additional paid in capital of $1.7 billion.

K	Adjustment to eliminate BNC retained earnings.

L	Adjustments to eliminate remaining BNC accumulated other comprehensive income balances of $1.8 million.

M	Reflects the income statement impact of the adjustments described in Note C above. Net adjustments to interest income of $12.9 million for the year ended December 31, 2016 to eliminate BNC amortization of premiums and accretion of discounts on previously acquired loans of $17.8 million and record estimated amortization of premiums and accretion of discounts on acquired loans of $30.1 million and held-to-maturity securities of $590,000.

N	Reflects incremental interest expense of $238,000 for the year ended December 31, 2016, related to the fair value adjustments on the FHLB advances, trust preferred securities and subordinated debt issuances of BNC acquired by Pinnacle.

O	Net adjustments to noninterest expense of $5.9 million for the year ended December 31, 2016 to eliminate BNC amortization expense on other intangible assets and record estimated amortization of acquired other intangible assets. See Note 2 for additional information regarding Pinnacle’s amortization of acquired other intangible assets.

P	Adjustment to income tax expense to record the income tax effects of pro forma adjustments at the estimated combined statutory federal and state tax rate of 39.23%.

Q	Adjustments to weighted-average shares of BNC common stock outstanding to eliminate weighted-average shares of BNC common stock outstanding and record 27,607,040 shares of Pinnacle common stock issued in connection with the merger calculated using the 0.5235 exchange ratio.

Note 4—Merger integration costs

Merger- and integration-related costs are not included in the pro forma condensed combined financial data income since they will be recorded in the combined results of income as they are incurred prior to, or after completion of, the merger and are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented. Merger- and integration-related costs expected to be incurred resulting from the merger include financial, legal and advisory fees, software termination expenses and lease termination expenses, and are estimated to be $100.1 million pretax; $63.3 million of which is estimated to be incurred at closing by BNC. None of these estimated merger- and integration-related charges had been incurred as of December 31, 2016.

DESCRIPTION OF PINNACLE CAPITAL STOCK

General

The authorized capital stock of Pinnacle consists of 90 million shares of common stock, par value $1.00 per share, and 10 million shares of preferred stock, no par value. As of the Pinnacle record date, [                    ] shares of Pinnacle common stock were outstanding, and no shares of Pinnacle preferred stock were outstanding. The preferred stock may be issued in one or more series with those terms and at those times and for any consideration as the Pinnacle board of directors determines. As of the date hereof, such number of shares of Pinnacle common stock as are required to be issued pursuant to the merger agreement were reserved for issuance to BNC shareholders in accordance with the merger agreement and [                    ] shares of Pinnacle common stock were reserved for issuance upon the exercise of outstanding stock options under various employee stock option plans.

The following summary of the terms of the capital stock of Pinnacle is not intended to be complete and is subject in all respects to the applicable provisions of the Tennessee Business Corporation Act (which we refer to as the “TBCA”) and is qualified by reference to Pinnacle’s charter and Pinnacle’s bylaws. To obtain copies of these documents, see “Where You Can Find More Information” beginning on page 152.

Common Stock

The outstanding shares of Pinnacle common stock are fully paid and nonassessable. Holders of Pinnacle common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Pinnacle common stock do not have pre-emptive rights and are not entitled to cumulative voting rights with respect to the election of directors. The Pinnacle common stock is neither redeemable nor convertible into other securities, and there are no sinking fund provisions with respect to the common stock.

Subject to the preferences applicable to any shares of Pinnacle preferred stock outstanding at the time, holders of Pinnacle common stock are entitled to, in the event of liquidation, share ratably in all assets remaining after payment of liabilities.

Preferred Stock

No shares of Pinnacle preferred stock are outstanding. The board of directors of Pinnacle may, without further action by the shareholders of Pinnacle, issue one or more series of Pinnacle preferred stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series.

Election of Directors

Pinnacle’s charter and bylaws provide that each member of Pinnacle’s board of directors is elected annually to a one year term. As a result of Pinnacle adopting a majority voting standard for directors at its 2015 annual meeting of shareholders, should a nominee to serve as a director that is nominated in an uncontested election fail to receive an affirmative vote of a majority of the votes cast at the meeting at which the nominee is up for election, in person or by proxy, then that nominee, if that individual is an incumbent director, must tender his or her resignation to the chairman of Pinnacle’s board of directors and the chairman of the nominating committee of Pinnacle’s board of directors following the shareholder vote pursuant to Pinnacle’s corporate governance guidelines. Subsequently, the nominating and corporate governance committee of Pinnacle’s board of directors will consider the relevant facts and circumstances, including the factors that may have given rise to the resulting shareholder vote and the service and qualifications of the impacted director(s), and recommend to the board of directors within ninety days of the shareholder vote as to whether to accept or reject the resignation of the impacted director(s). Pinnacle’s board of directors will also consider the relevant facts and circumstances when considering whether to accept or reject the nominating and corporate governance committee’s recommendation. Subsequently, Pinnacle will describe a full explanation of the above process and the decisions regarding the impacted director(s) continued service on the board of directors in a Form 8-K filing with the SEC. Any director who tenders his resignation in the manner described in this paragraph will not participate in any discussion or recommendation related to the above process.

Pinnacle’s bylaws also provide that the power to increase or decrease the number of directors and to fill vacancies is vested in Pinnacle’s board of directors. The overall effect of this provision may be to prevent a person or entity from seeking to acquire control of Pinnacle through an increase in the number of directors on Pinnacle’s board of directors and the election of designated nominees to fill newly created vacancies.

Dividends

Holders of Pinnacle common stock are entitled to receive dividends when, as and if declared by Pinnacle’s board of directors out of funds legally available for dividends. In order to pay any dividends, Pinnacle will need to receive dividends from Pinnacle Bank or have other sources of funds. Under the Tennessee Banking Act, Pinnacle Bank is subject to restrictions on the payment of dividends to Pinnacle. Pursuant to these laws, Pinnacle Bank may not, without the prior consent of the Commissioner of the TDFI pay any dividends to Pinnacle in a year in excess of the total of Pinnacle Bank’s net income for that year plus the retained net income for the preceding two years.

During the fourth quarter of 2013, Pinnacle initiated a quarterly common stock dividend. During the year ended December 31, 2016, Pinnacle paid $24.7 million in dividends to shareholders of Pinnacle. Pinnacle’s ability to pay dividends to Pinnacle shareholders in the future will depend on Pinnacle’s earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, Pinnacle’s ability to service any equity or debt obligations senior to Pinnacle common stock and other factors deemed relevant by Pinnacle’s board of directors. See “Supervision and Regulation—Payment of Dividends” in Pinnacle’s Annual Report on Form 10-K, and the Risk Factor entitled “Our ability to declare and pay dividends is limited” in Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this joint proxy statement/prospectus, for additional information about limitations on Pinnacle’s and Pinnacle Bank’s ability to declare and pay dividends. See “Where You Can Find More Information” beginning on page 152.

Corporate Transactions

Under the TBCA, with exceptions, any merger or similar transaction involving Pinnacle or any sale or other disposition of all or substantially all of its assets will require the affirmative vote of a majority of Pinnacle’s directors then in office and the affirmative vote of a majority of the holders of the outstanding shares of Pinnacle stock entitled to vote on the transaction.

Pinnacle’s charter describes the factors that Pinnacle’s board of directors must consider in evaluating whether an acquisition offer made by another party is in its shareholders’ best interests. The term “acquisition offer” refers to any offer of another party to:

•	make a tender offer or exchange offer for Pinnacle common stock or any other equity security of Pinnacle;

•	merge or consolidate Pinnacle with another corporation; or

•	purchase or otherwise acquire all or substantially all of the assets owned by Pinnacle.

The Pinnacle board of directors, in determining what is in Pinnacle and its shareholders’ best interests, is required to give due consideration to all relevant factors, including, without limitation:

•	the short-term and long-term social and economic effects of the transaction on Pinnacle and its subsidiaries’ employees, customers, shareholders and other constituents;

•	the consideration being offered by the other corporation in relation to (1) Pinnacle’s current value at the time of the offer as determined in a freely negotiated transaction and (2) the Pinnacle board of directors’ estimate of Pinnacle’s future value as an independent company at the time of the offer; and

•	the short-term and long-term social and economic effects on the communities within which Pinnacle and its subsidiaries operate.

Pinnacle has included this provision in its charter, because serving its community was, and remains, one of the reasons for organizing Pinnacle Bank. As a result, the Pinnacle board of directors believes its obligation in evaluating an acquisition offer extends beyond evaluating merely the payment being offered in relation to the market or book value of Pinnacle common stock at the time of the offer.

While the value of what is being offered to shareholders in exchange for their stock is the main factor when weighing the benefits of an acquisition offer, Pinnacle’s board of directors believes it is appropriate to also consider all other relevant factors. For example, the board will evaluate what is being offered in relation to Pinnacle’s current value at the time of the offer as determined in a freely negotiated transaction and in relation to the board’s estimate of Pinnacle’s future value as an independent concern at the time of the offer. A takeover bid often places the target corporation virtually in the position of making a forced sale, sometimes when the market price of its stock may be depressed. Pinnacle’s board of directors believes that frequently the payment offered in such a situation, even though it may exceed the value at which shares are then trading, is less than that which could be obtained in a freely negotiated transaction. In a freely negotiated transaction, management would have the opportunity to seek a suitable partner at a time of its choosing and to negotiate for the most favorable price and terms that would reflect not only on Pinnacle’s current value, but also its future value.

One effect of the provision requiring Pinnacle’s board of directors to take into account specific factors when considering an acquisition offer may be to discourage a tender offer in advance. Often an offeror consults the board of a target corporation before or after beginning a tender offer in an attempt to prevent a contest from developing. In the opinion of Pinnacle’s board of directors, this provision will strengthen its position in dealing with any potential offeror that might attempt to acquire Pinnacle through a hostile tender offer. Another effect of this provision may be to dissuade shareholders who might be displeased with the board’s response to an acquisition offer from engaging Pinnacle in costly litigation.

The applicable charter provisions would not make an acquisition offer regarded by Pinnacle’s board of directors as being the best interests of Pinnacle and its shareholders more difficult to accomplish. It would, however, permit the board to determine that an acquisition offer was not in Pinnacle’s best interests, and thus to oppose it, on the basis of the various factors that the Pinnacle board of directors deems relevant. In some cases, opposition by the board might have the effect of maintaining incumbent management.

Anti-Takeover Statutes

The Tennessee Control Share Acquisition Act generally provides that, except as stated below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. However, voting rights may be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock, other than shares held by the owner of the control shares. If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at fair value.

The Tennessee Control Share Acquisition Act is not applicable to Pinnacle because Pinnacle’s charter does not contain a specific provision “opting in” to the act as is required under the act.

The Tennessee Investor Protection Act, or TIPA, provides that unless a Tennessee corporation’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within the preceding year, may make a takeover offer for any class of equity security of the offeree company if after completion the offeror would be a beneficial owner of more than 10% of any class of outstanding equity securities of the company unless the offeror, before making such purchase: (1) makes a public announcement of his or her intention with respect to changing or influencing the management or control of the offeree company; (2) makes a full, fair and effective disclosure of such intention to the person from whom he or she intends to acquire such securities; and (3) files with the Tennessee Commissioner of Commerce and Insurance (which we refer to as the “Commissioner”), and the offeree company a statement signifying such intentions and containing such additional information as may be prescribed by the Commissioner.

The offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a takeover offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If the takeover offer is for less than all the outstanding equity securities of any class, such an offer must also provide for acceptance of securities pro rata if the number of securities tendered is greater than the number the offeror has offered to accept and pay for. If such an offeror varies the terms of the takeover offer before its expiration date by increasing the consideration offered to offerees, the offeror must pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

The TIPA does not apply to Pinnacle, as it does not apply to bank holding companies subject to regulation by a federal agency.

The Tennessee Business Combination Act generally prohibits a “business combination” by a Tennessee corporation with an “interested shareholder” within five years after such shareholder becomes an interested shareholder. The corporation can, however, enter into a business combination within that period if, before the interested shareholder became such, the corporation’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds (2/3) of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of stock of the corporation. Pinnacle’s charter does not have special requirements for transactions with interested parties; however, under the TBCA, with exceptions, all mergers and similar transactions must be approved by a majority of Pinnacle’s board of directors and a majority of the shares entitled to vote. Approval of the second step merger by Pinnacle’s shareholders is not required under the TBCA.

The Tennessee Business Combination Act applies to Pinnacle, because neither Pinnacle’s charter nor Pinnacle’s bylaws expressly provides that Pinnacle shall not be subject to the act as is required under the act.

The Tennessee Greenmail Act applies to a Tennessee corporation, such as Pinnacle, that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Pinnacle may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Pinnacle or Pinnacle makes an offer, of at least equal value per share, to all shareholders of such class.

Indemnification

The TBCA provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the person reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the person reasonably believed that the person’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by the officer or director; or (c) such officer or director breached the officer’s or director’s duty of care to the corporation.

Pinnacle’s charter provides that it will indemnify its directors and officers to the maximum extent permitted by the TBCA. Pinnacle’s bylaws provide that it shall indemnify its directors and officers that are made a party to a proceeding because they were a director or officer of Pinnacle’s for reasonable expenses, judgments, fines, penalties and amounts paid in settlement (including attorneys’ fees) incurred in connection with the proceeding if he or she acted in a manner believed in good faith to be in or not opposed to Pinnacle’s best interests, and in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. In addition, Pinnacle’s bylaws provide that it shall pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if he or she furnishes Pinnacle with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct that would entitle him or her to indemnification and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

Under Pinnacle’s bylaws, the termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative of whether the director or officer met the standard of conduct required in order for him or her to be entitled to indemnification. Pinnacle’s board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.

Pinnacle’s charter and bylaws also provide that the indemnification rights contained therein do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. Pinnacle can also provide for greater indemnification than is provided for in the bylaws if it choose to do so, subject to approval by its shareholders and the limitations provided in Pinnacle’s charter, as discussed in the subsequent paragraph.

Pinnacle’s charter eliminates, with exceptions, the potential personal liability of a director for monetary damages to Pinnacle and its shareholders for breach of a duty as a director. There is, however, no elimination of liability for:

•	a breach of the director’s duty of loyalty to Pinnacle or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA.

Pinnacle’s charter does not eliminate or limit Pinnacle’s right or the right of its shareholders to seek injunctive or other equitable relief not involving monetary damages.

The indemnification provisions of the bylaws specifically provide that Pinnacle may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not Pinnacle would have had the power to indemnify him or her against such liability.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Pinnacle pursuant to the foregoing provisions, Pinnacle has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

Computershare Trust Company, N.A. serves as the registrar and transfer agent for Pinnacle’s common stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the merger is completed, BNC shareholders will receive shares of Pinnacle common stock in the merger. Pinnacle is incorporated under the laws of the State of Tennessee and BNC is incorporated under the laws of the State of North Carolina. The following is a summary of certain material differences between (1) the current rights of Pinnacle shareholders under Pinnacle’s charter and bylaws and the TBCA and (2) the current rights of BNC’s common shareholders under BNC’s articles of incorporation, as amended (which we refer to as “BNC’s articles of incorporation”) and BNC’s bylaws and the NCBCA.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Pinnacle’s and BNC’s governing documents and to the TBCA and NCBCA, which we urge you to read carefully and in their entirety. Copies of Pinnacle’s and BNC’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, please see “Where You Can Find More Information” beginning on page 152.

Summary of Material Differences Between the

Rights of Pinnacle Shareholders and the Rights of BNC Shareholders

	Pinnacle Shareholder Rights	BNC Shareholder Rights
Authorized, Issued and Outstanding Capital Stock:	Pinnacle is authorized to issue 90,000,000 shares of common stock, par value $1.00 per share. Pinnacle’s charter authorizes the board of directors to issue 10,000,000 shares of preferred stock with no par value. As of the Pinnacle record date, there were [●] shares of common stock outstanding and no shares of preferred stock outstanding.	BNC is authorized to issue 80,000,000 shares of common stock, no par value, and up to 20,000,000 shares of preferred stock, no par value. Of the 80,000,000 authorized shares of BNC common stock, 60,000,000 shares are classified as voting common stock and 20,000,000 shares are classified as nonvoting common stock. As of the BNC record date, there were [●] shares of voting common stock outstanding, [●] shares of nonvoting common stock outstanding, and no shares of preferred stock outstanding.

Public Market for the Shares:	Pinnacle common stock is traded on the NASDAQ under the ticker symbol “PNFP.”	BNC common stock is traded on the NASDAQ under the ticker symbol “BNCN.”

Special Meeting of Shareholders:

Under the TBCA, the board of directors, any person authorized by the charter or bylaws or (unless the charter provides otherwise) the holders of at least 10% of the votes entitled to be cast may call a special meeting of shareholders.

Pinnacle’s bylaws allow for special meetings of shareholders to be called at any time by its board of directors, its president, or by the holders of at least 25% of votes entitled to be cast at any special meeting, upon the delivery of a written request to its secretary. The request must describe the purpose(s) for the meeting, special meetings shall be held at those times, places and dates as shall be specified in the notice of the meeting.

The NCBCA provides that a corporation will hold a special meeting of shareholders if called for by its board of directors or the person or persons authorized to do so by the articles of incorporation or the bylaws. Only business within the purpose or purposes described in the meeting notice required by the NCBCA may be conducted at the special meeting of shareholders.

BNC’s bylaws provide that special meetings of the BNC shareholders may be called by BNC’s Chief Executive Officer, President, the Chairman or Vice Chairman of BNC’s board of directors or BNC’s board of directors. The notice of meeting for a special meeting shall include a description of purpose of purposes for which the meeting is called.

	Pinnacle Shareholder Rights	BNC Shareholder Rights
Shareholder Action by Written Consent:

Pinnacle’s bylaws and charter provide that any action to be or that may be taken at a meeting of shareholders may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The NCBCA provides that any action required to be taken at any annual or special meeting of shareholders of a corporation, or any action permitted to be taken at any annual or special meeting of such shareholders, may be taken without a meeting and without prior notice, if one or more unrevoked consents in writing, describing the action to be taken and delivered to the corporation for inclusion in the minutes or filing with the corporate records, is signed by all shareholders entitled to vote on the action.

Neither BNC’s articles of incorporation nor its bylaws contain a provision addressing shareholder action by written consent, and therefore the default NCBCA provision described above requiring unanimous action by written consent applies to written action by BNC’s shareholders.

Election; Qualifications and Size of Board of Directors:

The board of directors must not consist of less than five nor more than 25 members. The number may be fixed or changed from time to time, by the affirmative vote of a majority of the issued and outstanding shares of Pinnacle’s capital stock entitled to vote in an election of directors, or by the affirmative vote of a majority of all directors then in office. Pinnacle’s board of directors currently consists of 18 directors.

Prior to Pinnacle’s 2015 annual meeting of shareholders, the board of directors was divided into three classes, Class I, Class II and Class III, which were nearly equal in number as possible, and each class of director served a three year term. Pinnacle’s shareholders approved an amendment to Pinnacle’s charter to declassify the board of directors at the meeting. As a result, beginning with the election of directors at the 2015 annual meeting of shareholders, directors are elected for one year terms when the prior term of the class in which such directors previously were a part expires. The board of directors will be completely declassified following the 2017 annual meeting of shareholders. No person over the age of 75 is eligible for election.

BNC’s articles of incorporation provide that the number of directors will be not less than 5 and not more than 30, with the exact number to be fixed from time to time by the BNC board of directors. The BNC board of directors currently consists of 15 directors.

At all times that BNC has 9 or more directors, the directors shall be divided into three classes, with each class elected to staggered three-year terms so that the terms of approximately one-third of the directors expire each year. If BNC has fewer than 9 directors, then each director shall be elected to a term ending at the next succeeding annual meeting. If the number of directors falls below 9 during a year, that does not shorten the term of any incumbent director. BNC currently has more than 9 directors and therefore has a staggered board of directors.

No person shall be elected, re-elected or appointed as a director of BNC after age 72. However, the BNC board of directors may vote, on a year to year basis, to waive such requirement and extend the mandatory retirement age by one year.

	Pinnacle Shareholder Rights	BNC Shareholder Rights
Vacancies on the Board of Directors:

The TBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the charter provides otherwise.

Pinnacle’s bylaws provide that the directors, even though less than a quorum, may fill any vacancy on the board of directors, including a vacancy created by an increase in the number of directors. Any appointment by the directors shall continue until the next meeting of Pinnacle’s shareholders at which directors are elected.

The NCBCA provides that vacancies on the board of directors may be filled by the shareholders or directors, unless the articles of incorporation provide otherwise. However, if the vacant office was held by a director elected by a voting group, only that voting group or the remaining director(s) elected by that voting group are entitled to fill that vacancy.

Under BNC’s bylaws, vacancies on the BNC board of directors, including a vacancy resulting from an increase in the number of directors or from the failure of the shareholders to elect the full authorized number of directors, may be filled by the shareholders or by the BNC board of directors, whichever group acts first. If the vacant office was held by a director elected by a voting group, only that voting group or the remaining director(s) elected by that voting group are entitled to fill that vacancy. The term of a director elected to fill a vacancy expires at the next meeting of shareholders at which directors are elected.

Removal of Directors:

The TBCA provides that shareholders may remove directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

Pinnacle’s charter or bylaws provide that a director may be removed with cause by the holders of a majority of the shares entitled to vote in an election of directors or upon the affirmative vote of a majority of all directors then in office or without cause by a vote of the holders of a majority of the shares entitled to vote in an election of directors.

The NCBCA provides that, unless the articles of incorporation or a bylaw adopted by shareholders provide otherwise, shareholders may remove, by the affirmative vote of the holders of a majority of the votes entitled to be cast, directors with or without cause unless the charter provides that directors may be removed only for cause. However, if a director is elected by a particular voting group, that director may only be removed by the requisite vote of that voting group.

Under BNC’s bylaws, any director may be removed at any time with or without cause by a vote of the shareholders if the number of votes cast to remove such director exceeds the number of votes cast not to remove such director. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. A director may not be removed by the shareholders at a meeting unless the notice of that meeting states that the purpose, or one of the purposes, of the meeting is the removal of the director.

	Pinnacle Shareholder Rights	BNC Shareholder Rights
Indemnification; Advancement of Expenses:

Pinnacle’s charter and bylaws provide that Pinnacle shall have the power to indemnify any director or officer of Pinnacle to the fullest extent permitted by the TBCA, as amended. Pinnacle may also indemnify and advance expenses to any employee or agent of Pinnacle who is not a director or officer to the same extent as to a director or officer if the board of directors determines that to do so is in the best interests of Pinnacle.

Pinnacle’s bylaws provide that Pinnacle shall, in the case of any director or officer of Pinnacle, and may, in the case of any employee or agent of Pinnacle, pay in advance the reasonable expenses incurred by any such director, officer, employee or agent if he or she furnishes Pinnacle with a written affirmation of his or her good faith belief that he or she has met the standard of conduct set forth in Pinnacle’s bylaws, and with a written undertaking, executed personally or on his or her behalf, to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

BNC’s bylaws provide that its officers, directors, employees, and agents or anyone serving at the request of BNC as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan shall have a right to be indemnified to the full extent allowed by applicable law against liability and litigation expense arising out of such status or activities in such capacity.

BNC’s bylaws provide that BNC may pay in advance the costs and expenses of litigation reasonably incurred by a director, officer, employee or agent of BNC if he or she furnishes BNC with a signed written undertaking to repay all such advances if it is ultimately determined that he or she is not entitled to indemnification. No advance payment shall be made as to any payment or portion of a payment for which the determination is made that the person requesting payment will not be entitled to indemnification. Such determination may be made only by a majority vote of disinterested directors or by independent legal counsel.

Personal Liability of Directors:

Pinnacle’s charter provides that, to the fullest extent permitted by the TBCA, a director of Pinnacle shall not be liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

The TBCA provides that a corporation may not indemnify a director for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (3) under Sec. 48-18-302 of the TBCA (with respect to the unlawful payment of dividends), as the same exists or may be amended. Pinnacle’s charter expressly does not eliminate liability for the categories described in the preceding sentence.

BNC’s articles of incorporation provide that, to the fullest extent provided by NCBCA, no director or former director shall be personally liable to BNC or any of its shareholders or otherwise for monetary damages for breach of any duty as a director.

The NCBCA provides that a director of a corporation shall not be liable for any action taken as a director or any failure to take any action, if he or she performed the duties of his or her office in compliance with the NCBCA. The NCBCA also provides that a corporation may limit or eliminate a director’s personal liability arising out of an action whether by or in the right of the corporation for monetary damages for breach of duty as a director, except with respect to acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, any liability for unlawful distributions, any transaction from which the director derived an improper personal benefit, or acts or omissions occurring prior to the date such provisions of the NCBCA became effective.

	Pinnacle Shareholder Rights	BNC Shareholder Rights
Dissenters’ Rights:	The TBCA provides that a shareholder of a corporation is generally entitled to receive payment of the fair value of his or her stock if the shareholder dissents from transactions including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights are not available to holders of shares, such as shares of Pinnacle common stock, which are registered on a national securities exchange or quoted on a national market security system.	The NCBCA provides that a shareholder of a corporation is generally entitled to appraisal rights and to obtain payment of the fair value of his or her shares if the shareholder dissents from certain transactions, including a proposed merger, share exchange or a sale of substantially all of the assets of the corporation. However, dissenters’ rights are not available to holders of shares of any class or series of shares, such as BNC common stock, that are traded in an organized market and has at least 2,000 shareholders and a market value of at least $20,000,000.

Votes on Extraordinary Corporate Transactions:

Under the TBCA, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

Pinnacle’s charter and bylaws contain no other specific provision.

Under the NCBCA, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors (except in certain limited circumstances) plus, with certain exceptions, the affirmative vote of the holders of a majority of all shares of stock entitled to vote thereon.

Subject to limited exceptions, BNC’s articles of incorporation require the affirmative vote of at least 75% of the outstanding shares entitled to vote to approve a merger or other business combination, unless the transaction is approved, prior to consummation, by the vote of at least 75% of the BNC board of directors or, in the case of a merger or combination proposed by a Related Person (as defined in BNC’s articles of incorporation), 75% of the Continuing Directors (as defined in BNC’s articles of incorporation).

	Pinnacle Shareholder Rights	BNC Shareholder Rights
Consideration of Other Constituencies:

The TBCA provides that no corporation (nor its officers or directors) registered or traded on a national securities exchange or registered with the SEC shall be held liable for either having failed to approve the acquisition of shares by an interested shareholder on or before such interested shareholder’s share acquisition date, or for opposing any proposed merger, exchange, tender offer or significant disposition of the assets of the corporation or any of its subsidiaries because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which such corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the charter for such corporation in connection with a merger, exchange, tender offer or significant disposition of assets.

Under Pinnacle’s charter, the Pinnacle board of directors, when evaluating any offer of another party (i) to make a tender offer or exchange offer for any equity security of Pinnacle, (ii) to merge or consolidate any other corporation with Pinnacle, or (iii) to purchase or otherwise acquire all or substantially all of the assets of Pinnacle, is required to, in determining what is in the best interests of Pinnacle and its shareholders, give due consideration to all relevant factors, including without limitation: (A) the short-term and long-term social and economic effects on the employees, customers, shareholders and other constituents of Pinnacle and its subsidiaries, and on the communities within which Pinnacle and its subsidiaries operate (it being understood that any subsidiary bank of Pinnacle is charged with providing support to and being involved in the communities it serves); and (B) the consideration being offered by the other party in relation to the then-current value of Pinnacle in a freely negotiated transaction and in relation to the Pinnacle board of directors’ then-estimate of the future value of Pinnacle as an independent entity.

North Carolina does not have an analogous statute. However, when evaluating mergers and other business combination, BNC’s articles of incorporation requires BNC’s board of directors to consider all relevant factors, including: (i) the social and economic effects of acceptance of such an offer on BNC’s and its subsidiaries, depositors, borrowers, other customers, employees, and creditors, and on the communities in which BNC and Bank of North Carolina operate or are located; (ii) BNC’s ability and that of BNC Bank to fulfill the objectives of a bank and/or bank holding company, as applicable, and of commercial banking entities, as applicable, under applicable federal and state statutes and regulations; (iii) the business and financial condition and prospects and earnings prospects of the person or group proposing the combination, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the combination, and other likely financial obligations of such person or group, and the possible effect of such conditions and prospects upon BNC and BNC Bank and the communities in which BNC and BNC Bank are located; (iv) the competence, experience, and integrity of the person or group proposing the combination and its or their management; and (v) the prospects for successful conclusion of the proposed combination. Any amendment, change or repeal of this provision of BNC’s articles of incorporation would require the same super-majority vote as set forth above for approval of a merger or other business combination.

	Pinnacle Shareholder Rights	BNC Shareholder Rights
Amendment of Charter or Articles of Incorporation:

The TBCA provides that certain relatively technical amendments to a corporation’s charter may be adopted by the directors without shareholder action. Generally, the TBCA provides that a corporation’s charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the shareholders.

Pinnacle’s charter contains no other specific provisions.

Except as provided below, amendments to BNC’s articles of incorporation must be approved by a majority vote of the BNC board of directors and also by a vote of the shareholders entitled to vote on the matter in which more votes are cast in favor of the amendment than against the amendment; provided, however, that the following amendments may require a different vote:

•    matters covered by the NCBCA Section 55-10-02, which may be adopted by a vote of the board of directors; and

•    the amendment or repeal of the provisions of the amended articles of incorporation regarding heightened voting requirements and considerations in connection with the approval of mergers and other business combination transactions (as described above).

Amendment of Bylaws:

Under the TBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal Pinnacle’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

Pinnacle’s bylaws may be altered or amended and new bylaws may be adopted by the shareholders at any annual or special meeting of the shareholders or by the board of directors at any regular or special meeting of the board of directors. If this action is to be taken at a meeting of the shareholders, notice of the general nature of the proposed change in the bylaws must be given in the notice of meeting. The shareholders may provide by resolution that any bylaw provision modified by them may not be modified by the board.

Except as otherwise provided in the charter, action by the shareholders with respect to bylaws shall be taken by an affirmative vote of a majority of all shares entitled to elect directors, and action by the board of directors with respect to the bylaws shall be taken by an affirmative vote of a majority of all directors then holding office.

Under the NCBCA, shareholder action is generally not necessary to amend the bylaws, unless the charter provides otherwise or the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The shareholders may amend or repeal BNC’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

BNC’s bylaws may be amended by a majority vote of the BNC board of directors or by a vote of the shareholders of BNC; provided that no bylaw adopted, amended or repealed by the shareholders shall be readopted, amended or repealed by BNC’s board of directors unless such action is authorized by BNC’s articles of incorporation or a bylaw adopted by the shareholders.

	Pinnacle Shareholder Rights	BNC Shareholder Rights
Business Combinations Involving Interested Shareholders:

The Tennessee Business Combination Act generally prohibits a “business combination” by Pinnacle or a subsidiary with an “interested shareholder” within five years after the shareholder becomes an interested shareholder. Pinnacle or a subsidiary can, however, enter into a business combination within that period if, before the interested shareholder became such, Pinnacle’s board of directors approved the business combination or the transaction in which the interested shareholder became an interested shareholder. After that five-year moratorium, the business combination with the interested shareholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other shareholders.

For purposes of the Tennessee Business Combination Act, a “business combination” includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An “interested shareholder” is generally any person or entity that beneficially owns 10% or more of the voting power of any outstanding class or series of Pinnacle stock.

The Tennessee Control Share Acquisition Act generally provides that “control shares” will not have any voting rights, absent the restoration of such rights by a majority vote of the corporation’s voting stock. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third or a majority of all voting power in the election of a Tennessee corporation’s directors. Shares acquired by such person that causes it to exceed each of these thresholds will be deemed to be control shares. The Tennessee Control Share Acquisition Act is not applicable to Pinnacle because Pinnacle’s charter does not contain a specific provision “opting in” to the Tennessee Control Share Acquisition Act.

Pinnacle’s charter does not have special requirements for transactions with interested parties.

The North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act restrict business combinations with, and the accumulation of shares of voting stock of, certain North Carolina corporations.

BNC’s articles of incorporation expressly state that BNC has “opted out” of the restrictions imposed by these statutes. As a result, these statutes do not apply to BNC or to the mergers.

	Pinnacle Shareholder Rights	BNC Shareholder Rights
Greenmail Act	The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Pinnacle may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Pinnacle or Pinnacle makes an offer, of at least equal value per share, to all shareholders of such class.	North Carolina does not have an analogous statute.

LEGAL MATTERS

Certain matters pertaining to the validity of the Pinnacle common stock to be issued in connection with the merger will be passed upon by Bass, Berry & Sims PLC. Certain matters pertaining to the federal income tax consequences of the merger will be passed upon for Pinnacle by Bass, Berry & Sims PLC and for BNC by Troutman Sanders LLP.

EXPERTS

Pinnacle

The consolidated financial statements of Pinnacle appearing in its Annual Report on Form 10-K for the year ended December 31, 2016, and the effectiveness of its internal control over financial reporting as of December 31, 2016, have been audited by Crowe Horwath LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Pinnacle as of December 31, 2015, and for each of the years in the two-year period ended December 31, 2015 have been incorporated by reference herein and in the registration statement of which this joint proxy statement/prospectus is a part in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

BNC

The consolidated financial statements of BNC as of December 31, 2016 and 2015, and for each of the three years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein and in the registration statement of which this joint proxy statement/prospectus is a part in reliance upon the reports of Cherry Bekaert LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

Pinnacle

The deadline for shareholders to submit proposals for Pinnacle’s 2017 annual meeting of shareholders for inclusion in Pinnacle’s 2017 proxy statement was November 9, 2016; this deadline has passed. The deadline for shareholders to raise proposals to be acted upon at Pinnacle’s 2017 annual meeting of shareholders, without inclusion in Pinnacle’s 2017 proxy statement was January 24, 2017; this deadline has also passed.

In order for shareholder proposals for Pinnacle’s 2018 annual meeting of shareholders to be eligible for inclusion in Pinnacle’s 2018 proxy statement, all such proposals must be mailed to Hugh M. Queener, Corporate Secretary, Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, and must be received no later than the close of business on [                    ], 2017. After this date, a shareholder who intends to raise a proposal to be acted upon at Pinnacle’s 2018 annual meeting of shareholders, but who does not desire to include the proposal in Pinnacle’s 2018 proxy statement, must inform Pinnacle in writing no later than [                    ], 2018. If notice is not provided by that date, such notice will be considered untimely and Pinnacle’s board of directors may exclude such proposals from being acted upon at Pinnacle’s 2018 annual meeting of shareholders. Further, if Pinnacle’s board of directors elects not to exclude the proposal from consideration at the meeting (although not included in the proxy statement), the persons named as proxies in Pinnacle’s proxy for Pinnacle’s 2018 annual meeting of shareholders may exercise their discretionary authority to act upon any such proposal.

BNC

If the merger occurs in the expected timeframe, there will be no BNC annual meeting of shareholders in 2017. In that case, shareholder proposals must be submitted to the Secretary of Pinnacle in accordance with the procedures described above.

In case the merger is not completed on the expected timeframe, or at all, BNC may hold an annual meeting of shareholders in 2017. If BNC holds an annual meeting of shareholders in 2017, any BNC shareholder who may desire to submit a proposal under the SEC’s shareholder proposal rule (Rule 14a-8) for inclusion in BNC’s proxy and proxy statement for its 2017 annual meeting must have presented such proposal in writing to the corporate secretary of BNC at BNC’s administrative office no later than December 7, 2016, provided, however, that if the date of BNC’s 2017 annual meeting, if held, is more than 30 days before or after May 19, 2017, such proposal must be presented in accordance with the above procedures no later than a reasonable time before BNC begins to print and send its proxy materials for its 2017 annual meeting. Any shareholder proposals must also meet all other applicable requirements for inclusion in BNC’s proxy statement.

BNC’s bylaws provide an advance notice procedure for a shareholder to properly nominate any person for election to the board at an annual meeting. If the annual meeting is not scheduled to be held within a period that commences 30 days before the anniversary date of the annual meeting for the preceding year and ends within 60 days after such anniversary date (which we refer to as an “Other Meeting Date”), the shareholder must give notice by the later of the close of business on (i) the date 90 days prior to such Other Meeting Date or (ii) the tenth day following the date such Other Meeting Date is first publicly announced or disclosed.

WHERE YOU CAN FIND MORE INFORMATION

Pinnacle and BNC file annual, quarterly and current reports, proxy statements and other information with the SEC. Pinnacle’s and BNC’s SEC filings are also available free of charge over the Internet at the SEC’s website at www.sec.gov. The SEC’s website is included in this joint proxy statement/prospectus as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this joint proxy statement/prospectus and should not be considered to be part of this joint proxy statement/prospectus unless such information is otherwise specifically referenced elsewhere in this joint proxy statement/prospectus. You may also read and copy any document Pinnacle or BNC files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Each of Pinnacle and BNC makes available free of charge through its website its annual, quarterly and current reports, proxy statements and other information, including amendments thereto, as soon as reasonably practicable after such material is filed with or furnished to the SEC. Pinnacle’s website address is www.pnfp.com. BNC’s website address is www.bncbanking.com. Pinnacle’s and BNC’s website addresses are provided as inactive textual references only. Information contained on or accessible through Pinnacle’s and BNC’s websites are not part of this joint proxy statement/prospectus and are therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this joint proxy statement/prospectus.

Pinnacle and BNC “incorporate by reference” certain documents into this joint proxy statement/prospectus, which means Pinnacle and BNC can disclose important information to you by referring you specifically to those documents. This means that the information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, unless superseded by information contained directly in this joint proxy statement/prospectus. Certain information that Pinnacle and BNC subsequently file with the SEC will automatically update and supersede information in this joint proxy statement/prospectus and in Pinnacle’s or BNC’s, as the case may be, other filings with the SEC. Pinnacle and BNC incorporate by reference the documents listed below, which Pinnacle or BNC, as the case may be, have already filed with the SEC, and any future filings Pinnacle or BNC makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this joint proxy statement/prospectus and the date that the offering is terminated, except that Pinnacle and BNC are not incorporating any information that has been or will be furnished (and not filed) with the SEC:

Pinnacle’s Filings:

1.	Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 27, 2017;

2.	the information in Pinnacle’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 9, 2017;

3.	Pinnacle’s Current Reports on Form 8-K filed with the SEC on January 20, 2017, January 23, 2017, January 23, 2017, January 24, 2017, January 27, 2017, March 9, 2017 and April 6, 2017; and

4.	the description of Pinnacle’s common stock contained in Pinnacle’s Registration Statement on Form 8-A/A filed with the SEC and dated January 12, 2009, including all amendments and reports filed with the SEC for purposes of updating such description.

BNC’s Filings:

1.	BNC’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 27, 2017, as amended on Form 10-K/A, filed with the SEC on March 24, 2017; and

2.	BNC’s Current Reports on Form 8-K filed with the SEC on January 23, 2017 and April 6, 2017.

Except where the context otherwise indicates, Pinnacle has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Pinnacle, and BNC has supplied all information contained or incorporated by reference relating to BNC.

Documents incorporated by reference are available from Pinnacle and BNC without charge. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

Pinnacle Financial Partners, Inc.	BNC Bancorp
150 Third Avenue South, Suite 900	3980 Premier Drive, Suite 210
Nashville, Tennessee 37201	High Point, North Carolina 27265
Attention: Harold R. Carpenter	Attention: Investor Relations
Telephone: (615) 744-3700	Telephone: (336) 869-9200

Pinnacle shareholders and BNC shareholders requesting documents must do so by [                    ], 2017 to receive them before their respective special meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from Pinnacle or BNC, Pinnacle and BNC, respectively, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Neither Pinnacle nor BNC has authorized anyone to give any information or make any representation about the mergers or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

PINNACLE FINANCIAL PARTNERS, INC.

BNC BANCORP

and

BLUE MERGER SUB, INC.

Dated as of January 22, 2017

ARTICLE I. THE MERGER		A-6
1.1	The Merger	A-6
1.2	Effective Time	A-6
1.3	Effects of the Merger	A-6
1.4	Conversion of Target Common Stock	A-6
1.5	Parent Capital Stock	A-7
1.6	Merger Sub Common Stock	A-7
1.7	Treatment of Target Equity Awards	A-7
1.8	Articles of Surviving Company	A-8
1.9	Bylaws of Surviving Company	A-8
1.10	Tax Consequences	A-8
1.11	Officers and Directors of Surviving Company	A-8
1.12	The Second Step Merger	A-8
1.13	Appointment of Target Directors to Parent’s and Parent Bank’s Boards of Directors	A-9

ARTICLE II. DELIVERY OF MERGER CONSIDERATION		A-9
2.1	Deposit of Merger Consideration	A-9
2.2	Delivery of Merger Consideration	A-10
2.3	Withholding	A-11

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		A-12
3.1	Corporate Organization	A-12
3.2	Capitalization	A-13
3.3	Authority; No Violation	A-14
3.4	Consents and Approvals	A-15
3.5	Reports	A-16
3.6	Financial Statements	A-16
3.7	Broker’s Fees	A-17
3.8	Absence of Certain Changes or Events	A-17
3.9	Legal Proceedings	A-17
3.10	Taxes and Tax Returns	A-17
3.11	Employees	A-18
3.12	Employee Benefits	A-19
3.13	Parent Reports	A-20
3.14	Compliance with Applicable Law	A-20
3.15	Certain Contracts.	A-21
3.16	Agreements with Regulatory Agencies	A-21
3.17	Interest Rate Risk Management Instruments	A-22
3.18	Undisclosed Liabilities	A-22
3.19	Insurance	A-22
3.20	Data Privacy	A-22
3.21	Investment Securities	A-23
3.22	Regulatory Capitalization	A-23
3.23	Loans; Nonperforming and Classified Assets	A-23
3.24	Allowance for Loan and Lease Losses	A-24
3.25	Deposit Insurance	A-24
3.26	Transactions with Affiliates	A-24
3.27	State Takeover Laws	A-25
3.28	Reorganization	A-25
3.29	Information Supplied	A-25
3.30	Internal Controls	A-25

A-(ii)

3.31	Opinion of Parent Financial Advisor	A-26
3.32	No Further Representations.	A-26

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF TARGET		A-26
4.1	Corporate Organization	A-26
4.2	Capitalization	A-27
4.3	Authority; No Violation	A-28
4.4	Consents and Approvals	A-29
4.5	Reports	A-29
4.6	Financial Statements	A-30
4.7	Broker’s Fees	A-30
4.8	Absence of Certain Changes or Events	A-30
4.9	Legal Proceedings	A-30
4.10	Taxes and Tax Returns	A-31
4.11	Employees	A-32
4.12	Employee Benefits	A-32
4.13	Compliance with Applicable Law	A-34
4.14	Certain Contracts	A-35
4.15	Agreements with Regulatory Agencies	A-35
4.16	Real Estate	A-36
4.17	Interest Rate Risk Management Instruments	A-37
4.18	Undisclosed Liabilities	A-38
4.19	Insurance	A-38
4.20	Intellectual Property; Data Privacy	A-38
4.21	Investment Securities	A-39
4.22	Regulatory Capitalization	A-39
4.23	Loans; Nonperforming and Classified Assets	A-39
4.24	Allowance for Loan and Lease Losses	A-40
4.25	Investment Management and Related Activities	A-40
4.26	Repurchase Agreements	A-40
4.27	Deposit Insurance	A-41
4.28	Transactions with Affiliates	A-41
4.29	Environmental Liability	A-41
4.30	State Takeover Laws	A-41
4.31	Reorganization	A-41
4.32	Target Reports	A-41
4.33	Information Supplied	A-42
4.34	Internal Controls	A-42
4.35	Opinion of Target Financial Advisors	A-42
4.36	No Further Representations.	A-43

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS		A-43
5.1	Conduct of Businesses Prior to the Effective Time	A-43
5.2	Target Forbearances	A-43
5.3	Parent Forbearances	A-46

ARTICLE VI. ADDITIONAL AGREEMENTS		A-47
6.1	Regulatory Matters	A-47
6.2	Access to Information	A-49
6.3	Target Shareholder Approval	A-49
6.4	Parent Shareholder Approval.	A-50
6.5	Timing of Shareholders’ Meetings	A-51
6.6	Legal Conditions to Merger	A-51

A-(iii)

6.7	Nasdaq Listing	51
6.8	Employee Benefit Plans; Existing Agreements	51
6.9	Indemnification; Directors’ and Officers’ Insurance	53
6.10	Additional Agreements	54
6.11	Advice of Changes	54
6.12	Acquisition Proposals; Board Recommendation	55
6.13	Financial Statements and Other Current Information	56
6.14	Exemption from Liability under Section 16(b)	56
6.15	Bank Merger	56
6.16	Exchange Matters	57
6.17	Dividends	57
6.18	Assumption of Target Debt	57
6.19	No Control of Other Party’s Business	57
6.20	Change of Method	57
6.21	Restructuring Efforts	57
6.22	Takeover Statutes	57

ARTICLE VII. CONDITIONS PRECEDENT		58
7.1	Conditions to Each Party’s Obligation to Effect the Merger	58
7.2	Conditions to Obligations of Target	58
7.3	Conditions to Obligations of Parent and Merger Sub	59

ARTICLE VIII. TERMINATION AND AMENDMENT		60
8.1	Termination	60
8.2	Effect of Termination	61

ARTICLE IX. GENERAL PROVISIONS		62
9.1	Closing	62
9.2	Nonsurvival of Representations, Warranties and Agreements	62
9.3	Expenses	62
9.4	Notices	63
9.5	Interpretation	63
9.6	Amendment	64
9.7	Extension; Waiver	64
9.8	Counterparts	64
9.9	Entire Agreement	64
9.10	Governing Law	64
9.11	Waiver of Jury Trial	65
9.12	Publicity	65
9.13	Assignment; Third Party Beneficiaries	65
9.14	Severability	65
9.15	Delivery by Facsimile or Electronic Transmission	66
9.16	Specific Performance	66

A-(iv)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 22, 2017 (this “Agreement”), by and among BNC BANCORP, a North Carolina corporation (“Target”), PINNACLE FINANCIAL PARTNERS, INC., a Tennessee corporation (“Parent”) and BLUE MERGER SUB, INC., a North Carolina corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS:

WHEREAS, the boards of directors of Parent, Target and Merger Sub have approved, and deem it advisable and in the best interests of their respective corporations and shareholders to consummate the strategic business combination transaction provided for herein in which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into Target (the “Merger”), so that Target is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Company”) in the Merger;

WHEREAS, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), Parent shall cause the Surviving Company to be merged with and into Parent (the “Second Step Merger”, and together with the Merger, the “Mergers”), with Parent as the surviving corporation in the Second Step Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, as a material inducement and as additional consideration to Parent and Merger Sub to enter into this Agreement, certain holders of Target Common Stock have entered into a shareholder support agreement with Parent dated as of the date hereof, the form of which is attached hereto as Exhibit A-1 (each a “Target Shareholder Support Agreement” and collectively, the “Target Shareholder Support Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Target Common Stock owned by such person and which such person has the power to vote in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as a material inducement and as additional consideration to Target to enter into this Agreement, certain holders of Parent Common Stock have entered into a shareholder support agreement with Target dated as of the date hereof, the form of which is attached hereto as Exhibit A-2 (each a “Parent Shareholder Support Agreement” and collectively, the “Parent Shareholder Support Agreements,” and, together with the Target Shareholder Support Agreements, the “Shareholder Support Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Parent Common Stock owned by such person and which such person has the power to vote in favor of the approval of the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the North Carolina Business Corporation Act (the “NCBCA”), at the Effective Time, Merger Sub shall merge with and into Target. Target shall be the Surviving Company in the Merger, and shall continue its corporate existence under the laws of the State of North Carolina. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Secretary of State of the State of North Carolina (the “North Carolina Secretary”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 55-11-06 of the NCBCA.

1.4 Conversion of Target Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Target, Parent, Merger Sub or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, no par value per share, of Target (including shares of Target Non-Voting Common Stock, the “Target Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Target Common Stock owned by Target, Parent or Merger Sub (other than shares of Target Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares held in a fiduciary or agency capacity by Target, Parent or any of their respective Subsidiaries, as the case may be, being referred to herein as “Trust Account Shares”) and shares of Target Common Stock held on account of a debt previously contracted (“DPC Shares”)), shall be converted into the right to receive 0.5235 validly issued, fully paid and nonassessable shares (the “Exchange Ratio”) of the common stock, $1.00 par value per share, of Parent (the “Parent Common Stock”) together with cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e) of this Agreement (the “Merger Consideration”). No shares of preferred stock of Parent will be issued in connection with the transactions contemplated by this Agreement.

(b) All of the shares of Target Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target Common Stock (each, a “Certificate”) and each uncertificated share of Target Common Stock (each, an “Uncertificated Share”) registered to a holder of Target Common Stock shall thereafter represent only the right to receive a certificate (or at Parent’s option, evidence of shares in book entry form) representing the Merger Consideration in whole shares of Parent Common Stock, together with any cash in lieu of fractional shares pursuant to Section 2.2(e), into which the shares of Target Common Stock represented by such Certificate or Uncertificated Share have been converted pursuant to this Section 1.4 and Section 2.2(e) and any dividends or distributions with respect thereto which the holder has the right to receive pursuant to Section 2.2(b). Certificates and Uncertificated Shares previously representing shares of Target Common Stock that have been converted into the right to receive the Merger Consideration shall be exchanged for certificates (or at Parent’s option, evidence of shares in book entry form) representing whole shares of Parent Common Stock equal to the Merger Consideration, together with any cash in lieu of fractional shares and any dividends or distributions with respect thereto which the holder has the right to receive pursuant to Section 2.2(b), in consideration therefor upon the surrender of such Certificates or transfer of such Uncertificated Shares in accordance with Section 2.2. Notwithstanding anything in this Agreement to the contrary, if, prior to the Effective Time, the outstanding shares of Parent Common Stock or Target Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an equitable and proportionate adjustment shall be made to the Exchange Ratio per share and Merger Consideration payable pursuant to this Agreement and any amounts payable to the holders of Target Equity Awards pursuant to this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Target Capital Stock that are owned by Target, Parent or Merger Sub (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.5 Parent Capital Stock. At and after the Effective Time, each share of Parent Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.6 Merger Sub Common Stock. At and after the Effective Time, each share of common stock of Merger Sub, no par value per share (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value per share, of the Surviving Company.

1.7 Treatment of Target Equity Awards.

(a) At the Effective Time, each outstanding option to acquire shares of Target Common Stock (a “Target Stock Option”) issued pursuant to Target’s equity-based compensation plans identified in Section 4.12(a) of the Target Disclosure Schedule (the “Target Stock Plans”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall become fully vested and shall be cancelled and converted automatically into the right to receive a cash payment from Parent or Parent Bank (the “Cash Out Amount”) in an amount equal to the product of (x) the excess, if any, of the Merger Consideration Price (as defined below) over the exercise price of each such Target Stock Option and (y) the number of shares of Target Common Stock subject to such option to the extent not previously exercised. After the Effective Time, any such cancelled Target Stock Option shall no longer be exercisable by the former holder thereof, but shall only entitle the holder to the payment of the Cash Out Amount, without interest. In the event the exercise price per share of Target Common Stock subject to a Target Stock Option is equal to or greater than the Merger Consideration Price, such Target Stock Option shall be cancelled without consideration and have no further force or effect. For purposes of this Agreement, the term “Merger Consideration Price” means the product of (i) the Exchange Ratio multiplied by (ii) the Parent Share Closing Price.

(b) At the Effective Time, each outstanding award of shares of Target Common Stock subject to vesting, repurchase or other lapse restriction (a “Target Restricted Share Award”) granted under the Target Stock Plans, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time (other than Target Restricted Share Awards granted on or after December 31, 2016) shall become fully vested and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Target Common Stock underlying such Target Restricted Share Award.

(c) At the Effective Time, each outstanding Target Restricted Share Award granted on or after December 31, 2016 (and not as of the Effective Time previously forfeited or otherwise delivered to or retained by Target in connection with the payment of any withholding taxes associated with such award), shall be converted into an award (a “Parent Restricted Share Award”) of a number of shares of Parent Common Stock equal to the product of (i) the number of shares of Target Common Stock subject to the corresponding Target Restricted Share Award multiplied by (ii) the Exchange Ratio. Each Parent Restricted Share Award shall, unless otherwise provided for in an agreement by and between the grantee and Parent, be subject to the same terms, conditions and restrictions as applied to the corresponding Target Restricted Share Award immediately prior to the Effective Time.

(d) At the Effective Time, each outstanding restricted stock unit award in respect of shares of Target Common Stock (a “Target RSU Award” and any such award or Target Stock Option or Target Restricted Share Award, a “Target Equity Award”) granted under the Target Stock Plans, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall become fully vested and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Target Common Stock underlying such Target RSU Award.

(e) At or as soon as practicable following the Effective Time (which may be in connection with the payment of the first regular base salary payment due to such holder following the Closing, but in any event shall occur within thirty (30) days of the Effective Time), Parent or Parent Bank shall deliver the Cash Out Amount to the holders of Target Stock Options, without interest. Such payments may be reduced by any Taxes withheld pursuant to Section 2.3.

(f) At or as soon as practicable following the Effective Time (which may be in connection with the payment of the first regular base salary payment due to such holder following the Closing, but in any event shall occur within ten (10) business days of the Effective Time), Parent or Parent Bank shall deliver any Merger Consideration payable pursuant to Sections 1.7(b) or 1.7(d) to the holders of Target Restricted Share Awards and Target RSU Awards. Such payments may be reduced by any Taxes withheld pursuant to Section 2.3.

(g) At or prior to the Effective Time, Target and Parent, through their respective board of directors or the appropriate committee thereof, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.7.

(h) Parent shall take all corporate action necessary to reserve for issuance a number of shares of Parent Common Stock in respect of Parent Restricted Share Awards issued pursuant to Section 1.7(c). Effective as of the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to such Parent Restricted Share Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

1.8 Articles of Surviving Company. At the Effective Time, the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time (the “Merger Sub Articles”), shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law; provided, that the name of the Surviving Company as reflected in the Merger Sub Articles shall be “BNC Bancorp”.

1.9 Bylaws of Surviving Company. At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (the “Merger Sub Bylaws”), shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law; provided, that the name of the Surviving Company as reflected in the Merger Sub Bylaws shall be “BNC Bancorp”.

1.10 Tax Consequences. It is intended that the Mergers, taken together, shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

1.11 Officers and Directors of Surviving Company. The officers and directors of Merger Sub as of immediately prior to the Effective Time shall continue as the officers and directors of the Surviving Company.

1.12 The Second Step Merger.

(a) The Second Step Merger. On the Closing Date and as soon as reasonably practicable following the Effective Time, in accordance with the Tennessee Business Corporation Act (the “TBCA”) and the NCBCA, Parent shall cause the Surviving Company to be merged with and into Parent in the Second Step Merger, with

Parent surviving the Second Step Merger as the Surviving Corporation and continuing its existence under the laws of the State of Tennessee, and the separate corporate existence of the Surviving Company ceasing as of the Second Effective Time. In furtherance of the foregoing, Parent shall cause to be filed with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”), in accordance with the TBCA, articles of merger (the “Tennessee Articles of Merger”) relating to the Second Step Merger and shall cause to be filed with the North Carolina Secretary, in accordance with the NCBCA, articles of merger relating to the Second Step Merger (the “North Carolina Articles of Merger”). The Second Step Merger shall become effective as of the date and time specified in the Tennessee Articles of Merger and the North Carolina Articles of Merger (such date and time, the “Second Effective Time”). At and after the Second Effective Time, the Second Step Merger shall have the effects set forth in Section 48-21-108 of the TBCA and Section 55-11-06 of the NCBCA.

(b) Conversion of Surviving Company Common Stock. At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of Parent or the Surviving Company, each share of common stock, no par value per share, of the Surviving Company shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Parent Capital Stock. At and after the Second Effective Time, each share of Parent Capital Stock issued and outstanding immediately prior to the Second Effective Time shall remain issued and outstanding and shall not be affected by the Second Step Merger.

(d) Charter of Surviving Corporation. At the Second Effective Time, the Amended and Restated Charter of Parent, as in effect immediately prior to the Second Effective Time, shall be the charter of the Surviving Corporation until thereafter amended in accordance with applicable law.

(e) Bylaws of Surviving Corporation. At the Second Effective Time, the bylaws of Parent, as in effect immediately prior to the Second Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

(f) Officers and Directors of Surviving Corporation. The officers and directors of Parent as of immediately prior to the Second Effective Time shall continue as the officers and directors of the Surviving Corporation, subject to Section 1.13.

1.13 Appointment of Target Directors to Parent’s and Parent Bank’s Boards of Directors. Effective at or immediately following the Effective Time, Parent, Parent Bank and their respective boards of directors shall take all requisite action to (a) cause the total number of members of Parent’s board of directors as of the Effective Time to be eighteen (18) and (b) elect Richard D. Callicutt II and three (3) other current directors of Target to be selected by Parent from a pool of five (5) current directors of Target suggested by Target (such suggestion to be delivered to Parent no later than thirty (30) days following the date hereof), or if any of them is unwilling or unable to serve, another member or members (as applicable), mutually agreed by Parent and Target, of Target’s board of directors as of the date hereof who continues to serve as a member of Target’s board of directors immediately prior to the Closing, to the boards of directors of Parent and Parent’s bank subsidiary, Pinnacle Bank (“Parent Bank”).

ARTICLE II.

DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. At or prior to the Closing, Parent shall deposit, or shall cause to be deposited, with a bank or trust company reasonably acceptable to Target and Parent (the “Exchange Agent”), for the benefit of the holders of Certificates and Uncertificated Shares, for exchange in accordance with this Article II, certificates (or at Parent’s option, evidence of shares in book entry form) representing the shares of Parent Common Stock constituting the Merger Consideration and cash in lieu of any fractional shares with respect to the Merger Consideration (such cash and certificates for shares of Parent Common Stock (or at Parent’s option, evidence of shares in book entry form), together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 1.4 and Section 2.2(e) in exchange for shares of Target Common Stock outstanding as of immediately prior to the Effective Time. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the persons entitled thereto.

2.2 Delivery of Merger Consideration.

(a) As soon as practicable, but in no event later than five (5) business days after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates or Uncertificated Shares a letter of transmittal (“Letter of Transmittal”) in customary form as reasonably agreed by the parties hereto (which shall specify that delivery shall be effected, and risk of loss of and title shall pass, only upon delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates or the transfer of the Uncertificated Shares in exchange for the Merger Consideration. Upon proper surrender of a Certificate or Certificates to the Exchange Agent for exchange and cancellation, together with such properly completed Letter of Transmittal or upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book entry transfer of Uncertificated Shares, the holder of such Certificate or Certificates or Uncertificated Shares, as applicable, shall be entitled to receive in exchange therefor, as applicable, (i) the Merger Consideration that such holder of the Certificates or Uncertificated Shares shall have become entitled pursuant to the provisions of Article I, including cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e); and (ii) a check representing the amount of any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b), and the Certificate or Certificates so surrendered or the Uncertificated Share or Uncertificated Shares transferred shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration, including on any cash payable in lieu of fractional shares, or on any unpaid dividends and distributions payable to holders of Certificates or Uncertificated Shares.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate or untransferred Uncertificated Share with respect to the shares of Parent Common Stock represented thereby until the holder thereof shall surrender such Certificate or transfer such Uncertificated Share in accordance with this Article II. After the surrender of a Certificate or transfer of an Uncertificated Share in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Target Common Stock represented by such Certificate or Uncertificated Share have been converted into the right to receive.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered or the Uncertificated Share or Uncertificated Shares transferred in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer or such Uncertificated Share or Uncertificated Shares shall be properly transferred, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered or Uncertificated Share or Uncertificated Shares transferred, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Target of the shares of Target Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b).

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates or transfer of Uncertificated Shares for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of Target who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing prices of Parent Common Stock on the Nasdaq Global Select Market (“Nasdaq”), or such other securities market or stock exchange on which the Parent Common Stock then principally trades, for the ten (10) trading days ending on the trading day immediately preceding the Closing Date (the “Parent Share Closing Price”) by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Target as of the first anniversary of the Effective Time shall be delivered to Parent. Any former shareholders of Target who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Target Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Target, its Subsidiaries, Parent, Parent Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of Target Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent, or if the Merger Consideration payable with respect to such Certificate has been returned to Parent pursuant to Section 2.2(f), Parent, will issue the Merger Consideration and any unpaid dividends and distributions in exchange for such lost, stolen or destroyed Certificate.

(h) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a holder of shares of Target Common Stock in connection with the Merger or the other transactions contemplated by this Agreement, and the filing of any related Tax returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

2.3 Withholding. Each of Parent, Parent Bank, Target and the Surviving Corporation is entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Target Common Stock or Target Equity Awards such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld and remitted on a timely basis to the appropriate Governmental Entities, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. The parties hereto shall reasonably cooperate to reduce or eliminate any such deduction or withholding to the extent permissible under applicable law.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (a) the Parent Reports filed after January 1, 2014, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward-looking in nature, or (b) the disclosure schedule (the “Parent Disclosure Schedule”) delivered by Parent and Merger Sub to Target prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of Parent’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Parent and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify any other section of this Article III (A) specifically referenced or cross-referenced and (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such section), Parent and Merger Sub hereby represent and warrant to Target as follows:

3.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. Each of Parent and Merger Sub has full corporate and other power and authority to carry on its business as it is now being conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Parent. Each of Parent and Merger Sub has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, Target or the Surviving Company, as the case may be, a material adverse effect on (i) the business, operations, results of operations, or financial condition of such party and its Subsidiaries, taken as a whole, or (ii) the ability of such party to timely consummate the transactions contemplated hereby; provided, however, that with respect to clause (i), the following shall not be deemed to have or contribute to, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: any change or event caused by or resulting from (A) changes, after the date hereof, in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes, after the date hereof, in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events, after the date hereof, affecting the financial services industry generally and not specifically relating to Parent or Target or their respective Subsidiaries, as the case may be, (D) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (E) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (F) actions or omissions of Parent or Target taken with the prior written consent of the other or required hereunder, (G) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement thereof, (H) any outbreak of major hostilities in which the United States is involved or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any changes in global, national or regional political conditions, (I) a change in the trading prices, or trading volume, of a party’s capital stock, by itself (it being understood that any facts or circumstances giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect), or (J) the failure by Target or Parent to meet any internal or published industry analyst projections, forecasts or estimates of revenues or earnings or other financial or operating metrics for any period (it being understood that any facts or circumstances giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect).

(b) Parent is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the charter of Parent (the “Parent Charter”) and the bylaws of Parent (the “Parent Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Parent to Target.

(c) Each Parent Subsidiary, including Parent Bank, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of Parent Bank, a Tennessee state banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Parent and (iv) has all requisite corporate or limited liability company, as applicable, power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Parent. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes under GAAP.

3.2 Capitalization.

(a) The authorized capital stock of Parent consists of ninety million (90,000,000) shares of Parent Common Stock, of which, as of January 19, 2017, 46,489,974 shares were issued and outstanding (inclusive of 798,034 shares of Parent Common Stock granted in respect of restricted share awards for which the forfeiture restrictions have not at that date lapsed), and ten million (10,000,000) shares of preferred stock, no par value per share (the “Parent Preferred Stock,” and together with the Parent Common Stock, the “Parent Capital Stock”), of which, as of January 19, 2017, there were no shares issued and outstanding. As of January 19, 2017, no shares of Parent Capital Stock were reserved for issuance except as disclosed in Section 3.2(a) of the Parent Disclosure Schedule or for (i) 458,968 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Parent Common Stock (each a “Parent Stock Option”), and (ii) 310,814 shares of Parent Common Stock reserved for issuance in settlement of outstanding restricted stock unit awards (including performance-based restricted stock units, for which performance conditions are assumed to be achieved at the maximum level) (together with Parent Stock Options and Parent restricted share awards, the “Parent Equity Awards”), in each case pursuant to the equity-based compensation plans of Parent (the “Parent Stock Plans”) as identified in Section 3.2(a) of the Parent Disclosure Schedule. Since January 19, 2017 through the date hereof, Parent has not (A) issued or repurchased any shares of Parent Common Stock, other shares of Parent Capital Stock or other voting securities or securities convertible or exchangeable into, or exercisable for, shares of Parent Common Stock, other shares of Parent Capital Stock or other voting securities or any options, warrants, or other rights of any kind to acquire shares of Parent Common Stock, any shares of Parent Capital Stock or other voting securities of Parent other than (1) the issuance, repurchase, redemption or acquisition of shares of Parent Common Stock in connection with the exercise, vesting or settlement of Parent Equity Awards that were outstanding on January 19, 2017, in accordance with their terms (without amendment or waiver since January 19, 2017), or (2) the issuance, repurchase, redemption or acquisition of shares of Parent Common Stock under the Parent 401(k) Plan in accordance with the terms thereof or the administrative practices related thereto

(without amendment or waiver since January 19, 2017), or (B) issued or awarded any options, restricted shares or any other equity-based awards under any of the Parent Stock Plans. All of the issued and outstanding shares of Parent Capital Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the Parent Stock Plans have been approved by the Parent’s shareholders, or shareholders of corporations that Parent has acquired, in accordance with the requirements of the TBCA and the Code. Except as described in the Parent Reports, as of the date of this Agreement, no trust preferred or subordinated debt securities of Parent or any of its Subsidiaries are issued or outstanding. As of the date of this Agreement, Parent is not deferring interest payments with respect to any of its trust preferred securities (the “Parent Trust Preferred Securities”) or related junior subordinated debt securities issued by it or any of its affiliates.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Parent or of Merger Sub are issued or outstanding.

(c) The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Merger and the other transactions contemplated hereby.

(d) Except as disclosed in Section 3.2(d) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Parent has been or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject in the case of (i) the issuance of the shares of Parent Common Stock constituting the Merger Consideration to the receipt of the Requisite Parent Vote and (ii) the adoption and approval of the Bank Merger Agreement by Parent as the sole shareholder of Parent Bank (which Parent shall effect promptly after the date hereof), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the boards of directors of Parent and of Merger Sub. The board of directors of Parent determined that the Mergers, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of Parent and its shareholders and has directed that the issuance of the shares of Parent Common Stock constituting the Merger Consideration be submitted to Parent’s shareholders for approval at a meeting of such shareholders. The board of directors of Merger Sub has determined that the Mergers, on the terms and conditions set forth in this Agreement, are in the best interests of Merger Sub and its sole shareholder and has adopted a resolution to the foregoing effect. Parent, as Merger Sub’s sole shareholder, has approved this Agreement and the transactions contemplated hereby at a duly held meeting or by unanimous written consent. Except for the approval of the issuance of the shares of Parent Common Stock constituting the Merger Consideration pursuant to this Agreement by the affirmative vote of a majority of votes cast by holders of shares of Parent Common Stock at the Parent Shareholders’ Meeting (the “Requisite Parent Vote”) and the adoption and approval of the Bank Merger Agreement by Parent as the sole shareholder of Parent Bank, no other corporate proceedings on the part of Parent, Merger Sub or Parent Bank are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by Target) constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies). Subject to the receipt of the Requisite Parent Vote, the shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Subject to the receipt of the Requisite Parent Vote, neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub or any of their respective Subsidiaries, as applicable, of the transactions contemplated hereby (including the Mergers and the Bank Merger), nor compliance by Parent or Merger Sub or any of their respective Subsidiaries with any of the terms or provisions hereof or any of the terms and provisions of any agreement contemplated hereby, will (i) violate any provision of the Parent Charter, the Parent Bylaws or the organizational documents of any of its Subsidiaries, including the Merger Sub Articles or the Merger Sub Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

3.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “FRB”), Federal Deposit Insurance Corporation (the “FDIC”), the Tennessee Department of Financial Institutions (the “TDFI”) and the North Carolina Office of the Commissioner of Banks (the “NCCOB”), with respect to the Merger, the Second Step Merger and the Bank Merger, as applicable, and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with any other federal, state or foreign agencies or regulatory authorities and approval or grant of such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Joint Proxy Statement/Prospectus in definitive form relating to the meetings of Parent’s and Target’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), and of the registration statement on Form S-4 (the “Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form S-4 by the SEC, (iv) the filing of the Articles of Merger and the North Carolina Articles of Merger with the North Carolina Secretary pursuant to the NCBCA, the filing of the Tennessee Articles of Merger with the Tennessee Secretary pursuant to the TBCA and the filing of the Bank Merger Certificates, (v) any notice or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of Nasdaq, or which are required under consumer finance, insurance, mortgage banking and other similar laws, (vii) compliance with the applicable requirements of the Exchange Act and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock constituting the Merger Consideration pursuant to this Agreement, and (viii) the approval of the listing on Nasdaq of the shares of Parent Common Stock to be issued as the Merger Consideration, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) or Regulatory Agency are necessary in connection with (A) the execution and delivery by Parent and Merger Sub of this Agreement or (B) the consummation by Parent or any of its Subsidiaries, as applicable, of the Mergers and the other transactions contemplated hereby (including the Bank Merger). Except for any consents, authorizations, or approvals which are listed in Sections 3.3 or 3.4 of the Parent Disclosure Schedule, receipt of the Requisite Parent Vote and adoption and approval of the Bank Merger Agreement by Parent as the sole shareholder of Parent Bank, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (x) the execution and delivery by Parent or Merger Sub of this Agreement or (y) the consummation by Parent or any of its Subsidiaries, as applicable, of the Mergers and the other transactions contemplated hereby (including the Bank Merger).

3.5 Reports. Each of Parent and its Subsidiaries has timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, since January 1, 2014 with (i) the FRB, (ii) the FDIC, (iii) any state or foreign regulatory authority (each a “State Regulator”), (iv) the SEC and (v) any self-regulatory organization (an “SRO”) (individually, a “Regulatory Agency” and collectively, the “Regulatory Agencies”), and all other reports and statements required to be filed or furnished by them since January 1, 2014, including, without limitation, any report or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent and except with respect to Taxes. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Parent and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2014, except where such proceedings or investigations would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. There (x) is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries and (y) have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2014.

3.6 Financial Statements. The consolidated financial statements of Parent and its Subsidiaries included in the Parent Reports (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount); each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been since January 1, 2014, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2014, no independent public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

3.7 Broker’s Fees. Except for Keefe, Bruyette & Woods, Inc., neither Parent nor any of its Subsidiaries or any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since September 30, 2016, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since September 30, 2016, through and including the date of this Agreement, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination, and which if adversely determined would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

3.10 Taxes and Tax Returns.

(a) Each of Parent and its Subsidiaries has timely filed all federal, state, foreign and local information returns and Tax returns required to be filed by it and has timely paid all Taxes that are due or claimed to be due from it by federal, state, foreign or local taxing authorities, other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and in each case have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. All such Tax returns are accurate and complete in all material respects.

(b) There are no material audits, examinations, assessments, litigation, proposed adjustments, matters in controversy or other disputes or outstanding requests for information related to Tax matters pending, or to the knowledge of Parent, asserted, for Taxes or assessments upon Parent or any of its Subsidiaries for which Parent does not have reserves that are adequate under GAAP. Parent has made available to Target complete and accurate copies of all federal income Tax returns, examination reports, and statements of deficiencies assessed against or agreed to by Parent or any of its Subsidiaries filed or received since January 1, 2014.

(c) Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries, or that was entered into with customers, vendors, lessors or the like in the ordinary course of business).

(d) Within the past five (5) years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(e) Neither Parent nor any of its Subsidiaries has any liability for Taxes of any person (other than Parent or any of its Subsidiaries) arising from the application of Section 1.1502-6 of the Treasury Regulations promulgated under the Code (the “Treasury Regulations”) or any analogous provision of state, local or foreign law, or as a transferee or successor.

(f) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Parent or any of its Subsidiaries that would have effect after the Effective Time. Parent has made available to Target true, correct, and complete copies of any private letter ruling requests, technical advice memorandum received, voluntary compliance program statement or similar agreement, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.

(g) All Taxes required to be withheld, collected or deposited by or with respect to Parent or any of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate.

(h) Neither Parent nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired.

(i) Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, social security, unemployment, severance, withholding, duties, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

3.11 Employees.

(a) There is no collective bargaining agreement in effect between Parent or any of its Subsidiaries and any labor unions or organizations representing any of the employees of Parent or any of its Subsidiaries. Since January 1, 2014, neither Parent nor any of its Subsidiaries has experienced any organized slowdown, work interruption, strike or material work stoppage by its employees, and, to the knowledge of Parent, there is no strike, material labor dispute or union organization activity pending or threatened affecting Parent or any of its Subsidiaries.

(b) Parent and its Subsidiaries are, and since January 1, 2014, have been, in compliance with all domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order, directive or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, the employment of non-citizens under the Immigration Reform and Control Act of 1986, as amended, and the proper classification of individuals as employees or independent contractors, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. There is no claim or proceeding brought by or on behalf of any employee or former employee of Parent or any of its Subsidiaries under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical

Leave Act, the National Labor Relations Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Uniformed Services Employment and Reemployment Rights Act, the Genetic Information Nondiscrimination Act, the Equal Pay Act or any other legal requirement pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Parent.

3.12 Employee Benefits.

(a) Section 3.12(a) of the Parent Disclosure Schedule sets forth a true and complete list of all material deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other material employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether written or unwritten, whether or not subject to ERISA), sponsored, maintained or contributed to or required to be contributed to by Parent or any of its Subsidiaries or by any trade or business, whether or not incorporated, all of which together with Parent, would be deemed a “single-employer” under Section 4001 of ERISA (a “Parent ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Parent, any Subsidiary of Parent or any Parent ERISA Affiliate, or with respect to which Parent, any Subsidiary of Parent or any Parent ERISA Affiliate otherwise has any material liabilities or obligations (such arrangements, whether or not material, the “Parent Benefit Plans”).

(b) No Parent Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a multiple employer plan as defined in Section 413(c) of the Code; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither Parent, any Subsidiary of Parent, nor any Parent ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c) None of the Parent Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for (i) COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA or (ii) continuing benefits or coverage of no more than three (3) years following a termination of employment.

(d) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) each of the Parent Benefit Plans has been operated and administered in compliance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code, (ii) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Parent is entitled to rely) from the United States Internal Revenue Service (the “IRS”) that such Parent Benefit Plan is so qualified, and to the knowledge of Parent, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan, (iii) no liability under Title IV of ERISA has been incurred by Parent, its Subsidiaries or any Parent ERISA Affiliate that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a material risk to Parent, its Subsidiaries or any Parent ERISA Affiliate of incurring such liability, (iv) all contributions due and payable by Parent or its Subsidiaries with respect to each Parent Benefit Plan in respect of current or any prior plan years have been paid or accrued in accordance with applicable law, (v) none of Parent, its Subsidiaries or, to the knowledge of Parent, any other person, including any fiduciary, has engaged in a transaction in connection with which Parent, its Subsidiaries or any Parent Benefit Plan will be subject to either a civil penalty assessed pursuant to Section 406 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code, and

(vi) there are no pending or, to the knowledge of Parent, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or employee of Parent or any of its affiliates from Parent or any of its affiliates under any Parent Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Parent Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(f) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) and not otherwise exempt from Section 409A of the Code has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Parent Benefit Plan.

3.13 Parent Reports. Parent has filed all required reports, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2014 (the “Parent Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Parent Reports complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Reports, and none of the Parent Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent and each of its officers and directors are in compliance in all material respects, and have complied in all material respects, with the applicable listing and corporate governance rules and regulations of Nasdaq.

3.14 Compliance with Applicable Law.

(a) Parent and each of its Subsidiaries holds, and has at all times since January 1, 2014 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Parent, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Parent and each of its Subsidiaries have since January 1, 2014 complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Parent or any of its Subsidiaries, except where the failure to hold such license, franchise, permit, patent, trademark or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Small Business Act of July 30, 1953, any regulations promulgated by the Consumer Financial Protection Bureau or the FDIC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(b) Parent and each of its Subsidiaries are and since January 1, 2014 have been conducting operations at all times in compliance in all material respects with all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where each of them conducts business, including, without limitation, applicable financial record keeping and reporting requirement of such laws (collectively, the “Anti-Money Laundering Laws”). Parent and each of its Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws. The board of directors of Parent Bank has adopted and Parent Bank has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA Patriot Act.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have properly administered all accounts for which each of them acts as a fiduciary, including accounts for which each of them serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Parent, any of its Subsidiaries, or any director, officer or employee of Parent or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

3.15 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound (each, a “Parent Material Contract”) as of the date hereof has been filed as an exhibit to Parent’s Annual Report on Form 10-K for the year ended December 31, 2015, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto, and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any default or any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (i) each Parent Material Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Parent and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Parent Material Contract, (iii) to Parent’s knowledge, each third-party counterparty to each Parent Material Contract has in all respects performed all obligations required to be performed by it to date under such Parent Material Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Parent or any of its Subsidiaries under any such Parent Material Contract.

3.16 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any material civil monetary penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised since January 1, 2014, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

3.17 Interest Rate Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (the “Parent Derivative Contracts”), whether entered into for the account of Parent or any of its Subsidiaries, or for the account of a customer of Parent or any of its Subsidiaries, were entered into in the ordinary course of business and, to Parent’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Parent or its Subsidiaries enforceable in accordance with the terms thereof (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Parent and its Subsidiaries have duly performed in all material respects all of their material obligations under the Parent Derivative Contracts to the extent that such obligations to perform have accrued, and to Parent’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder.

3.18 Undisclosed Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, except for liabilities and obligations (i) set forth or adequately provided for in the consolidated balance sheet included in Parent’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Parent Third Quarter 2016 Form 10-Q”), (ii) incurred in the ordinary course of business and consistent with past practice since September 30, 2016, (iii) incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) set forth in Section 3.18 of the Parent Disclosure Schedule.

3.19 Insurance. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (i) Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent and consistent with industry practice, (ii) all insurance policies under which any of the assets or properties of Parent and its Subsidiaries are covered or otherwise relating to the business of Parent and its Subsidiaries (excluding policies required in respect to any Loans in which Parent or any of its Subsidiaries are named as additional insureds) are in full force and effect, and Parent and its Subsidiaries have paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed all of its obligations under each such insurance policy and (iii) the policy limits of insurance policies currently in effect covering assets, employees and operations of Parent and its Subsidiaries have not been eroded by the payment of claims or claim handling expenses.

3.20 Data Privacy. Parent and Parent Bank have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Parent’s and Parent Bank’s information technology systems, Software owned or purported to be owned by Parent and Parent Bank (“Parent-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Parent Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, except where the failure to have in place such policies and procedures has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent and Parent Bank are in compliance with applicable federal and state confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency including, without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Parent pursuant to 12 C.F.R. Part 364, and all industry standards applicable to the Parent Data, including card association rules and the payment card industry data security standards, except where such failure to be in compliance has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Except as has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, there currently are not any, and since January 1, 2014, have not been any, pending or, to the knowledge of Parent, threatened, claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Parent’s and Parent Bank’s information technology systems, including the Parent-Owned Software; or (ii) Parent Data or any other such information collected, maintained or stored by or on behalf of Parent and Parent Bank (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

3.21 Investment Securities. Each of Parent and its Subsidiaries has good title to all securities and commodities owned by it in all material respects (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or its Subsidiaries. Such securities and commodities are valued on the books of Parent in accordance with GAAP in all material respects. Parent and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Parent has made available to Target the material terms of such policies, practices and procedures.

3.22 Regulatory Capitalization. Parent Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Parent is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

3.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 3.23(a) of the Parent Disclosure Schedule, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note, extension of credit or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), in which Parent or any of its Subsidiaries is a creditor which as of December 31, 2016, had an outstanding balance of $1,000,000 or more and, under the terms of which the obligor was, as of December 31, 2016, over ninety (90) days delinquent in payment of principal or interest.

(b) Section 3.23(b) of the Parent Disclosure Schedule identifies (x) each Loan that as of December 31, 2016 had an outstanding balance of $5,000,000 or more and was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Parent Bank, together with the original principal amount, the principal write-off amount, and the net principal amount of each such Loan and (y) each asset of Parent Bank that as of December 31, 2016 was classified as other real estate owned (“OREO”) and the book value thereof as of December 31, 2016.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each Loan held in Parent Bank’s loan portfolio (“Parent Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the knowledge of Parent, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (i) there are no material oral modifications or amendments related to the Parent Loans that are not reflected in the written records of Parent Bank, (ii) all currently outstanding Parent Loans are owned by Parent Bank free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Cincinnati or the Federal Reserve Bank of Atlanta, (iii) no claims of defense as to the enforcement of any Parent Loan have been asserted in writing against Parent Bank for which there is a reasonable possibility of an adverse determination, and Parent has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to Parent or Parent Bank and (iv) none of the Parent Loans are presently serviced by third parties, and there is no obligation which could result in any Parent Loan becoming subject to any third party servicing.

(e) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, each outstanding Parent Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of Parent Bank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(f) Neither Parent nor Parent Bank is now nor has it been since January 1, 2014, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Neither Parent nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Parent or any of its Subsidiaries to repurchase from any such person any Loan or other asset of Parent or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

3.24 Allowance for Loan and Lease Losses. Parent’s allowance for loan and lease losses as reflected in the balance sheet included in the Parent Third Quarter 2016 Form 10-Q, was, as of the date thereof, in compliance with Parent’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

3.25 Deposit Insurance. The deposits of Parent Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by law, and Parent Bank has paid all premiums and assessments and filed all reports required by the FDIA, except where the failure to pay all such premiums and assessments and file all such reports has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. No proceedings for the revocation or termination of such deposit insurance are pending or, to Parent’s knowledge, threatened.

3.26 Transactions with Affiliates. Except for transactions, agreements, arrangements or understandings between Parent and any of its Subsidiaries, there are no outstanding amounts payable to or receivable from, or advances by Parent or any of its Subsidiaries to, and neither Parent nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Parent or any of its Subsidiaries, or to Parent’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Parent or any of its Subsidiaries and other than deposits held by Parent Bank or Loans made by Parent Bank in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between Parent or any of its Subsidiaries and any of their respective affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

3.27 State Takeover Laws. The board of directors of each of Parent and Merger Sub, as applicable, has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable provisions of the takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.28 Reorganization. Parent is not aware of any fact or circumstance that would reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.29 Information Supplied. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives specifically for inclusion or incorporation by reference in (a) the Joint Proxy Statement/Prospectus, on the date it (and any amendment or supplement thereto) is first mailed to Parent’s and Target’s shareholders and at the time of the Parent Shareholders’ Meeting and the Target Shareholders’ Meeting, (b) the Form S-4, when it and any amendment thereto becomes effective under the Securities Act, and (c) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 and the portions of the Joint Proxy Statement/Prospectus relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply in all material respects with the provisions of the Securities Act and Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Target or its Subsidiaries for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4.

3.30 Internal Controls. The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or any of its Subsidiaries or accountants engaged or utilized by Parent or any of its Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Parent has implemented and maintains a system of (i) disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent or any of its Subsidiaries is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (ii) internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Copies of any such disclosures were made in writing by management to Parent’s auditors and audit committee and a copy has been previously made available to Target. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, prior to the Closing Date.

3.31 Opinion of Parent Financial Advisor. Prior to the execution of this Agreement, the board of directors of Parent has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that as of the date thereof and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.32 No Further Representations.

(a) Except for the representations and warranties made by Parent and Merger Sub in this Article III, neither Parent nor Merger Sub nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, Merger Sub, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise), and Parent and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor Merger Sub nor any other person makes or has made any representation or warranty to the Target or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, Merger Sub, any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent and Merger Sub in this Article III, any oral or written information presented to the Target or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Parent and Merger Sub acknowledge and agree that neither Target nor any other person has made or is making, and they have not relied upon, any express or implied representation or warranty regarding Target or any of its Subsidiaries other than those contained in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF TARGET

Except as disclosed in (a), the Target Reports filed after January 1, 2014, and prior to the date hereof, but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-Looking Statements” or any other disclosure that is cautionary, predictive or forward looking in nature, or (b) the disclosure schedule (the “Target Disclosure Schedule”) delivered by Target to Parent prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of Target’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission by Target that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Target and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify any other section of this Article IV (A) specifically referenced or cross-referenced and (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such section), Target hereby represents and warrants to Parent as follows:

4.1 Corporate Organization.

(a) Target is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. Target has full corporate and other power and authority to carry on its business as it is now being conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Target. Target has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on Target.

(b) Target is a bank holding company registered under the BHC Act. True and complete copies of the Target’s articles of incorporation (the “Target Articles”), and bylaws, as in effect as of the date of this Agreement, have previously been made available by Target to Parent.

(c) Each Subsidiary of Target, including Bank of North Carolina, the direct wholly owned banking Subsidiary of Target (“Target Bank”), (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of Target Bank, a North Carolina state banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Target and (iv) has all requisite corporate or limited liability company, as applicable, power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on Target.

4.2 Capitalization.

(a) The authorized capital stock of Target consists of eighty million (80,000,000) shares of Target Common Stock, of which sixty million (60,000,000) shares are designated as voting common stock (“Target Voting Common Stock”), of which 47,360,229 shares were issued and outstanding as of January 13, 2017 (exclusive of 901,726 shares of Target Common Stock granted in respect of Target Restricted Share Awards and reserved for issuance upon the settlement of outstanding Target RSU Awards issued pursuant to the Target Stock Plans, in the aggregate, and no shares of Target Common Stock held in treasury), and twenty million (20,000,000) shares are designated as non-voting common stock (“Target Non-Voting Common Stock”), of which four million eight hundred twenty thousand eight hundred forty-four (4,820,844) shares were issued and outstanding and held of record by one shareholder as of the date of this Agreement, and twenty million (20,000,000) shares of preferred stock, no par value per share (the “Target Preferred Stock” and, together with the Target Common Stock, the “Target Capital Stock”), no shares of which, as of January 13, 2017, were issued and outstanding. As of January 13, 2017, except as set forth in the preceding sentence, no shares of Target Capital Stock were reserved for issuance except for 66,443 shares of Target Common Stock reserved for issuance upon the exercise of outstanding Target Stock Options issued pursuant to the Target Stock Plans. Since January 13, 2017 through the date hereof, Target has not (A) issued or repurchased any shares of Target Common Stock, other shares of Target Capital Stock or other voting securities or securities convertible or exchangeable into, or exercisable for, shares of Target Common Stock, other shares of Target Capital Stock or other voting securities or any options, warrants, or other rights of any kind to acquire shares of Target Common Stock, any shares of Target Capital Stock or other voting securities of Target other than (1) the issuance, repurchase, redemption or acquisition of shares of Target Common Stock in connection with the exercise, vesting or settlement of Target Equity Awards that were outstanding on January 13, 2017, in accordance with their terms (without amendment or waiver since January 13, 2017) or (2) the issuance, repurchase, redemption or acquisition of shares of Target Common Stock under the Target 401(k) Plan in accordance with the terms thereof or the administrative practices related thereto (without amendment or waiver since January 13, 2017), or (B) issued or awarded any options, restricted shares or any other equity-based awards under any of the Target Stock Plans. All of the issued and outstanding shares of Target Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth in the Target Reports, as of the date of this Agreement, no trust preferred or subordinated debt securities of Target or any of its Subsidiaries are issued or outstanding. As of the date of this Agreement, Target is not deferring interest payments with respect to any of its trust preferred securities (the “Target Trust Preferred Securities”) or related junior subordinated debt securities issued by it or any of its affiliates.

(b) No Voting Debt of Target is issued or outstanding.

(c) Except for (i) this Agreement, and (ii) the Target Equity Awards issued prior to the date of this Agreement and set forth in Section 4.2(a), as of the date of this Agreement there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which Target or any of its Subsidiaries is a party or by which Target or any of its Subsidiaries is bound obligating Target or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Target Capital Stock or shares of capital stock or other equity ownership interests of any of its Subsidiaries or any Voting Debt or stock appreciation rights of Target or any of its Subsidiaries or obligating Target or any of its Subsidiaries to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement or requiring Target or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Target Capital Stock or shares of capital stock or other equity ownership interests of any of its Subsidiaries. There are no outstanding contractual obligations of Target or any of its Subsidiaries pursuant to which Target or any of its Subsidiaries is or could be required to register shares of Target Capital Stock or other securities under the Securities Act. Other than the Shareholder Support Agreements, there are no agreements, arrangements or other understandings with respect to the voting of Target Capital Stock to which Target is a party. All of the Target Stock Plans have been approved by Target’s shareholders, or shareholders of corporations that Target has acquired, in accordance with the requirements of the laws of the applicable state and the Code.

(d) Target owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of Target has been or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Target has full corporate power and authority to execute and deliver this Agreement and, subject in the case of (i) the consummation of the Merger to the receipt of the Requisite Target Vote and (ii) the adoption and approval of the Bank Merger Agreement by Target as the sole shareholder of Target Bank (which Target shall effect promptly after the date hereof), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the board of directors of Target. The board of directors of Target determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Target and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Target’s shareholders for approval at a meeting of such shareholders and, except for the approval of this Agreement and the transactions contemplated hereby by the affirmative vote of the holders of a majority of the outstanding shares of Target Common Stock entitled to vote at the Target Shareholders’ Meeting (the “Requisite Target Vote”) and the adoption and approval of the Bank Merger Agreement by Target as the sole shareholder of Target Bank, no other corporate proceedings on the part of Target or Target Bank are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of Target, enforceable against Target in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b) Subject to the receipt of the Requisite Target Vote, neither the execution and delivery of this Agreement by Target, nor the consummation by Target or any of its Subsidiaries, as applicable, of the transactions contemplated hereby (including the Mergers and the Bank Merger), nor compliance by Target or any of its Subsidiaries with any of the terms or provisions hereof or any of the terms and provisions of any agreement contemplated hereby, will (i) violate any provision of the Target Articles or the bylaws of Target or the organizational documents of any of its Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Target or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Target or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Target or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.4 Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FRB, the FDIC, the TDFI and the NCCOB, with respect to the Merger, the Second Step Merger and the Bank Merger, as applicable, and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Form S-4 (which shall include the Joint Proxy Statement/Prospectus) and declaration of effectiveness of the Form S-4 by the SEC, (iv) compliance with the applicable requirements of the Exchange Act and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock constituting the Merger Consideration pursuant to this Agreement, (v) the filing of the Articles of Merger and the North Carolina Articles of Merger with the North Carolina Secretary pursuant to the NCBCA, the filing of the Tennessee Articles of Merger with the Tennessee Secretary pursuant to the TBCA and the filing of the Bank Merger Certificates, (vi) any notice or filings under the HSR Act and (vii) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and the rules of Nasdaq, or which are required under consumer finance, insurance, mortgage banking and other similar laws, no consents or approvals of or filings or registrations with any Governmental Entity or Regulatory Agency are necessary in connection with (A) the execution and delivery by Target of this Agreement or (B) the consummation by Target or any of its Subsidiaries, as applicable, of the Mergers and the other transactions contemplated hereby (including the Bank Merger). Except for any consents, authorizations, or approvals which are listed in Sections 4.3 or 4.4 of the Target Disclosure Schedule, receipt of the Requisite Target Vote and adoption and approval of the Bank Merger Agreement by Target as the sole shareholder of Target Bank, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary in connection with (x) the execution and delivery by Target of this Agreement or (y) the consummation by Target or any of its Subsidiaries, as applicable, of the Mergers and the other transactions contemplated hereby (including the Bank Merger).

4.5 Reports. Each of Target and its Subsidiaries has timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, since January 1, 2014 with the Regulatory Agencies, and all other reports and statements required to be filed or furnished, as applicable, by them since January 1, 2014, including, without limitation, any report or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target and except with respect to Taxes. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Target and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of Target, investigation into the business or operations of Target or any of its Subsidiaries since January 1, 2014, except where such proceedings or investigations would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. There (x) is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of Target or any of its Subsidiaries, and (y) have been no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Target or any of its Subsidiaries since January 1, 2014.

4.6 Financial Statements. The consolidated financial statements of Target and its Subsidiaries included in the Target Reports (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of Target and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount); each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Target and its Subsidiaries since January 1, 2014 have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2014, no independent public accounting firm of Target has resigned (or informed Target that it intends to resign) or been dismissed as independent public accountants of Target as a result of or in connection with any disagreements with Target on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.7 Broker’s Fees. Except for Sandler O’Neill & Partners, L.P. and BSP Securities, LLC, neither Target nor any of its Subsidiaries or any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. Target has provided or made available to Parent a complete and accurate copy of Target’s agreements with Sandler O’Neill & Partners, L.P. and BSP Securities, LLC.

4.8 Absence of Certain Changes or Events.

(a) Since September 30, 2016, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target.

(b) Since September 30, 2016, through and including the date of this Agreement, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, Target and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9 Legal Proceedings.

(a) Except as disclosed in Section 4.9(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to any, and there are no pending or, to Target’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, there is a reasonable probability of an adverse determination and which, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

(b) There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon Target or any of its Subsidiaries or the assets of Target or any of its Subsidiaries that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

4.10 Taxes and Tax Returns.

(a) Each of Target and its Subsidiaries has timely filed all federal, state, foreign and local information returns and Tax returns required to be filed by it and has timely paid all Taxes that are due or claimed to be due from it by federal, state, foreign or local taxing authorities, other than (i) Taxes or other governmental charges that are not yet delinquent or are being contested in good faith or have not been finally determined and in each case have been adequately reserved against under GAAP, or (ii) information returns, Tax returns or Taxes as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. All such Tax returns are accurate and complete in all material respects.

(b) There are no material audits, examinations, assessments, litigation, proposed adjustments, matters in controversy or other disputes or outstanding requests for information related to Tax matters pending, or to the knowledge of Target, asserted, for Taxes or assessments upon Target or any of its Subsidiaries for which Target does not have reserves that are adequate under GAAP. Target has made available to Parent complete and accurate copies of all federal income Tax returns, examination reports, and statements of deficiencies assessed against or agreed to by Target or any of its Subsidiaries filed or received since January 1, 2014.

(c) Neither Target nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Target and its Subsidiaries, or that was entered into with customers, vendors, lessors or the like in the ordinary course of business).

(d) Within the past five (5) years, neither Target nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(e) Neither Target nor any of its Subsidiaries has any liability for Taxes of any person (other than Target or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor.

(f) Neither Target nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) an election under Section 108(i) of the Code.

(g) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Target or any of its Subsidiaries that would have effect after the Effective Time. Target has made available to Parent true, correct, and complete copies of any private letter ruling requests, technical advice memorandum received, voluntary compliance program statement or similar agreement, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years.

(h) All Taxes required to be withheld, collected or deposited by or with respect to Target or any of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate.

(i) Neither Target nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired.

(j) Neither Target nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

4.11 Employees.

(a) There is no collective bargaining agreement in effect between Target or any of its Subsidiaries and any labor unions or organizations representing any of the employees of Target or any of its Subsidiaries. Since January 1, 2014, neither Target nor any of its Subsidiaries has experienced any organized slowdown, work interruption, strike or material work stoppage by its employees, and, to the knowledge of Target, there is no strike, material labor dispute or union organization activity pending or threatened affecting Target or any of its Subsidiaries.

(b) Except as set forth on Section 4.11(b) of the Target Disclosure Schedule, the employment of each employee of Target and any of its Subsidiaries is terminable at the will of Target or such Subsidiary of Target, as applicable, and neither Target nor any of its Subsidiaries is a party to any written employment, non-competition, severance or similar contract or agreement with any employee of Target or any of its Subsidiaries. As of the date hereof, no key employee of Target or any of its Subsidiaries has provided written notice to Target of termination of employment, and, to the knowledge of Target, no key employee of Target or any of its Subsidiaries has communicated to Target in writing that he or she intends to terminate his or her employment with Target or such Subsidiary of Target, as applicable. To the knowledge of Target, no key employee of Target or any of its Subsidiaries is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition or proprietary rights agreement, between such employee and any person other than Target or any such Subsidiary of Target that adversely affects the performance of that employee’s duties as an employee of Target or any such Subsidiary of Target.

(c) Target and its Subsidiaries are, and since January 1, 2014, have been, in compliance with all domestic or foreign federal, state, provincial, local or municipal law, ordinance, code, principle of common law, regulation, order, directive or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, the employment of non-citizens under the Immigration Reform and Control Act of 1986, as amended, and the proper classification of individuals as employees or independent contractors, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. There is no unfair labor practice claim or proceeding brought by or on behalf of any employee or former employee of Target or any of its Subsidiaries under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act, the National Labor Relations Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Uniformed Services Employment and Reemployment Rights Act, the Genetic Information Nondiscrimination Act, the Equal Pay Act or any other legal requirement pending or, to the knowledge of Target, threatened against Target or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Target.

4.12 Employee Benefits.

(a) Section 4.12(a) of the Target Disclosure Schedule sets forth a true and complete list of all material deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance or termination pay, hospitalization or other medical, life, dental, vision, disability or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, agreements or arrangements, and each other fringe or other material employee benefit plan, program, agreement or arrangement (including any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether written or unwritten, whether or not subject to ERISA), sponsored, maintained or contributed to or required to be contributed to by Target or any of its Subsidiaries or by any trade or business, whether or not incorporated, all of which together with Target, would be deemed a “single-employer” under Section 4001 of ERISA (a “Target ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of Target, any Subsidiary of Target or any Target ERISA Affiliate, or with respect to which Target, any Subsidiary of Target or any Target ERISA Affiliate otherwise has any material liabilities or obligations (such arrangements, whether or not material, the “Target Benefit Plans”).

(b) No Target Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code; (iii) a multiple employer plan as defined in Section 413(c) of the Code; or (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither Target, any Subsidiary of Target, nor any Target ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clauses (i), (ii), (iii) or (iv) above within the last six (6) years.

(c) None of the Target Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for (i) COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA or (ii) continuing benefits or coverage of no more than three years following a termination of employment.

(d) With respect to each material Target Benefit Plan, Target has delivered or made available to Parent complete copies of each of the following documents (to the extent applicable): (i) a copy of each written Target Benefit Plan currently in effect (including any material amendments thereto); (ii) a copy of the two (2) most recent Form 5500 annual reports, if any, required under ERISA or the Code; (iii) a copy of the most recent summary plan description (and any summary of material modifications), if any, required under ERISA; (iv) if the Target Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto); (v) if the Target Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion letter upon which the plan sponsor is entitled to rely received from the IRS; (vi) the most recent actuarial report; and (vii) all material correspondence since January 1, 2014 with the IRS, the Department of Labor and the Pension Benefit Guaranty Corporation regarding any Target Benefit Plan. Target has disclosed or made available to Parent a summary of the terms and conditions of any unwritten material Target Benefit Plan.

(e) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, (i) each of the Target Benefit Plans has been operated and administered in compliance with ERISA and the Code, (ii) each of the Target Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter (upon which Target is permitted to rely) from the IRS that such Target Benefit Plan is so qualified, and to the knowledge of Target, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Target Benefit Plan, (iii) no liability under Title IV of ERISA has been incurred by Target, its Subsidiaries or any Target ERISA Affiliate that has not been satisfied in full, and, to the knowledge of Target, no condition exists that presents a material risk to Target, its Subsidiaries or any Target ERISA Affiliate of incurring such liability, (iv) all contributions due and payable by Target or any of its Subsidiaries with respect to each Target Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with applicable law, (v) none of Target, its Subsidiaries or, to the knowledge of Target, any other person, including any fiduciary, has engaged in a transaction in connection with which Target, its Subsidiaries or any Target Benefit Plan will be subject to either a civil penalty assessed pursuant to Section 406 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, and

(vi) there are no pending or, to the knowledge of Target, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Target Benefit Plans or any trusts related thereto.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result (either alone or upon the occurrence of any additional acts or events) in any payment (including, without limitation, severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any director or any employee of Target or any of its affiliates from Target or any of its affiliates under any Target Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Target Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits. Target has made available to Parent preliminary drafts of Section 280G calculations (that are not final and are based on the underlying assumptions and facts on which the calculations are based as set forth therein), which to Target’s knowledge are based on true, correct and complete data as of the date hereof, in all material respects, with respect to the three (3) individuals identified in such drafts.

(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, each Target Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) and not otherwise exempt from Section 409A of the Code has been operated in compliance with Section 409A of the Code, IRS Notice 2005-1, Treasury Regulations issued under Section 409A of the Code, and any subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or is reasonably expected to be incurred by a participant in any such Target Benefit Plan.

(h) No Target Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

4.13 Compliance with Applicable Law.

(a) Target and each of its Subsidiaries holds, and has at all times since January 1, 2014 held, all material licenses, franchises, permits, patents, trademarks and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), and to the knowledge of Target, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Target and each of its Subsidiaries have since January 1, 2014 complied in all material respects with, and are not in default in any material respect under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to Target or any of its Subsidiaries, except where the failure to hold such license, franchise, permit, patent, trademark or authorization or such noncompliance or default would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Small Business Act of July 30, 1953, any regulations promulgated by the Consumer Financial Protection Bureau or the FDIC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(b) Target and each of its Subsidiaries are and since January 1, 2014 have been conducting operations at all times in compliance in all material respects with the Anti-Money Laundering Laws. Target and each of its

Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws. The board of directors of Target Bank has adopted and Target Bank has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA Patriot Act.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, Target and each of its Subsidiaries have properly administered all accounts for which each of them acts as a fiduciary, including accounts for which each of them serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law. None of Target, any of its Subsidiaries, or any director, officer or employee of Target or of any of its Subsidiaries, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

4.14 Certain Contracts.

(a) Except as set forth in Section 4.14(a) of the Target Disclosure Schedule, as of the date hereof, neither Target nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (excluding any Target Benefit Plan) (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Target or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Company or any of its Subsidiaries to engage in such activities, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) that would solely as a result of consummation of the Merger, the Second Step Merger or the Bank Merger require the payment by Target, the Surviving Company, Parent or the Surviving Corporation or any Subsidiary thereof of amounts in excess of $500,000, (v) other than extensions of credit, other banking products offered by Target and its Subsidiaries, derivatives or the Target Leases, which creates future payment obligations of Target or any of its Subsidiaries in excess of $500,000 per annum and that by its terms does not terminate or is not terminable without penalty upon notice of 60 days or less, or (vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Target or its Subsidiaries, taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) (excluding any Target Benefit Plan), whether or not set forth in the Target Disclosure Schedule, is referred to herein as a “Target Material Contract,” and neither Target nor any of its Subsidiaries knows of, or has received notice of, any default or any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target.

(b) In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Target, (i) each Target Material Contract is valid and binding on Target or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Target and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Target Material Contract, (iii) to Target’s knowledge, each third-party counterparty to each Target Material Contract has in all respects performed all obligations required to be performed by it to date under such Target Material Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Target or any of its Subsidiaries under any such Target Material Contract.

4.15 Agreements with Regulatory Agencies. Neither Target nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any material civil monetary penalty by, or has been since January 1, 2014, a recipient of any supervisory letter from, or since January 1, 2014, has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management or its business (each, whether or not set forth in the Target Disclosure Schedule, a “Target Regulatory Agreement”), nor has Target or any of its Subsidiaries been advised since January 1, 2014, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Target Regulatory Agreement.

4.16 Real Estate.

(a) Section 4.16(a) of the Target Disclosure Schedule sets forth, as of the date hereof, a list of all real property leases (including addresses) to which Target or any of the Target Subsidiaries is a party (whether as a (sub)lessor, (sub)lessee, guarantor or otherwise) (the “Target Leases”; all real property in which Target or any of the Target Subsidiaries hold a leasehold interest, whether as lessee or sublessee, the “Target Leased Real Property”; all real property in which Target or any of the Target Subsidiaries hold an ownership interest (other than real property acquired through foreclosure or by deed in lieu thereof), the “Target Owned Real Property”; the Target Leased Real Property and the Target Owned Real Property, collectively, the “Target Real Estate”). Except for the Target Owned Real Property and the Target Leases identified in Section 4.16(a) of the Target Disclosure Schedule, as of the date hereof, neither Target nor any of the Target Subsidiaries owns any material interest (fee, leasehold or otherwise) in any real property (other than real property acquired in the ordinary course of business through foreclosure proceedings or through deed in lieu of foreclosure) and neither Target nor any of the Target Subsidiaries has entered into any leases, arrangements, license or other agreements relating to the use, occupancy, sale, option, disposition or alienation of all or any portion of the Target Owned Real Property.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, all Target Leases are in full force and effect and are binding and enforceable against Target or a Target Subsidiary, and to the knowledge of Target, the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True and correct copies of all such Target Leases, as amended or modified prior to the date hereof, have been provided or made available to Parent or its advisors.

(c) Target and the Target Subsidiaries own good and marketable title to the Target Owned Real Property, free and clear of any encumbrances, liens, claims, equitable interests, options, mortgages, rights of first refusal, rights of first offer, encroachments, easements or restrictions of any kind (the “Real Estate Liens”), other than (i) liens for Taxes not yet due and payable; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, material; (iii) encroachments, easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of the Target Owned Real Property that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target; and (iv) imperfections or irregularities of title or other Liens that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Liens”).

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, to the knowledge of Target, (i) Target and the Target Subsidiaries are entitled to and have exclusive possession of the Target Leased Real Property, (ii) the Target Real Estate is not subject to any other legally binding lease, tenancy or license or any legally binding agreement to grant any such lease, tenancy or license that materially interferes with Target’s or any of the Target Subsidiaries’ use of the Target Real Estate, (iii) there is no person in possession or occupation of, or who has any current right to possession or occupation of, the Target Real Estate other than Target and the Target Subsidiaries, and (iv) there are no easements of any kind in respect of the Target Real Estate materially and adversely affecting the rights of Target and the Target Subsidiaries to use the Target Real Estate for the conduct of its business other than Permitted Liens.

(e) With respect to the Target Real Estate:

(i) except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, Target and its Subsidiaries are not in default under the terms of the Target Leases with respect to the Target Leased Real Property;

(ii) to the knowledge of Target, the lessor of any Target Leased Real Property is not in material default under any of the terms of the Target Leases;

(iii) to the knowledge of Target, (A) there is no condemnation, zoning or other land use regulation proceeding, either instituted or planned to be instituted, that would materially and adversely affect the use and operation of the Target Real Estate as currently being used and operated by Target and its Subsidiaries, and (B) there are no special assessment proceedings affecting the Target Real Estate that, if a special assessment ultimately were imposed pursuant to such proceedings, would materially increase the cost of using and operating the Target Real Estate as currently being used and operated by Target and its Subsidiaries;

(iv) to the knowledge of Target, none of the Target Real Estate is located in (A) any special flood hazard area or zone on any official flood hazard map published by the United States Department of Housing and Urban Development (except as may pertain to possible 100-year flood plain status) or (B) any wetland area on any official wetland inventory map published by the United States Department of the Interior or any applicable state agency; and

(v) to the knowledge of Target, all existing water, drainage, sewage and utility facilities relating to the Target Real Estate are adequate in all material respects for Target’s and its Subsidiaries’ existing use and operation of the Target Real Estate and all such facilities enter the Target Real Estate directly from public rights-of-way or other public facilities.

(f) To the knowledge of Target, the Target Real Estate is zoned for the purposes for which it is being used by Target and its Subsidiaries, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target.

4.17 Interest Rate Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements (the “Target Derivative Contracts”), whether entered into for the account of Target or any of its Subsidiaries, or for the account of a customer of Target or any of its Subsidiaries, were entered into in the ordinary course of business and, to Target’s knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Target or its Subsidiaries enforceable in accordance with the terms thereof (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. Target and its Subsidiaries have duly performed in all material respects all of their material obligations under the Target Derivative Contracts to the extent that such obligations to perform have accrued, and to Target’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder.

4.18 Undisclosed Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, neither Target nor any of its Subsidiaries has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, except for liabilities and obligations (i) set forth or adequately provided for in the consolidated balance sheet included in Target’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Target Third Quarter 2016 Form 10-Q”), (ii) incurred in the ordinary course of business and consistent with past practice since September 30, 2016, (iii) incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) set forth in Section 4.18 of the Target Disclosure Schedule.

4.19 Insurance. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, (i) Target and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Target reasonably has determined to be prudent and consistent with industry practice, (ii) all insurance policies under which any of the assets or properties of Target and its Subsidiaries are covered or otherwise relating to the business of Target and its Subsidiaries (excluding policies required in respect to any Loans in which Target or any of its Subsidiaries are named as additional insureds) are in full force and effect, and Target and its Subsidiaries have paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed all of its obligations under each such insurance policy and (iii) the policy limits of insurance policies currently in effect covering assets, employees and operations of Target and its Subsidiaries have not been eroded by the payment of claims or claim handling expenses.

4.20 Intellectual Property; Data Privacy.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, Target and its Subsidiaries own or have a valid and enforceable license to use all Target Intellectual Property, free and clear of all Liens and royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The Target Intellectual Property constitutes, in all material respects, all of the Intellectual Property necessary to carry on the business of Target and its Subsidiaries as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, the Target Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Target nor any of its Subsidiaries has received any written notice challenging the validity or enforceability of the Target Intellectual Property. To the knowledge of Target, neither the Target Intellectual Property nor the conduct of the business of Target and its Subsidiaries violates, misappropriates or infringes upon the intellectual property rights of any third party, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target. Target and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and confidential know-how. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), and all documentation (including user manuals and training materials) related to the foregoing, but excluding off-the-shelf software that have individual acquisition costs of $100,000 or less (“Software”), logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how; copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

(b) Target and Target Bank have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) Target’s and Target Bank’s information technology systems, Software owned or purported to be owned by Target and Target

Bank (“Target-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “Target Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, except where the failure to have in place such policies and procedures has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Target and Target Bank are in compliance with applicable federal and state confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency including, without limitation, Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Target pursuant to 12 C.F.R. Part 364, and all industry standards applicable to the Target Data, including card association rules and the payment card industry data security standards, except where such failure to be in compliance has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. Except as has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, there currently are not any, and since January 1, 2014, have not been any, pending or, to the knowledge of Target, threatened, claims or written complaints with respect to unauthorized access to or breaches of the security of (i) any of Target’s and Target Bank’s information technology systems, including the Target-Owned Software; or (ii) Target Data or any other such information collected, maintained or stored by or on behalf of Target and Target Bank (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

4.21 Investment Securities. Each of Target and its Subsidiaries has good title to all securities and commodities owned by it in all material respects (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Target or its Subsidiaries. Such securities and commodities are valued on the books of Target in accordance with GAAP in all material respects. Target and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Target has made available to Parent the material terms of such policies, practices and procedures.

4.22 Regulatory Capitalization. Target Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Target is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

4.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Section 4.23(a) of the Target Disclosure Schedule, as of the date hereof, neither Target nor any of its Subsidiaries is a party to any Loans, in which Target or any of its Subsidiaries is a creditor which as of December 31, 2016, had an outstanding balance of $1,000,000 or more and, under the terms of which the obligor was, as of December 31, 2016, over ninety (90) days delinquent in payment of principal or interest.

(b) Section 4.23(b) of the Target Disclosure Schedule identifies (x) each Loan that as of December 31, 2016 had an outstanding balance of $2,500,000 or more and was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Target Bank, together with the original principal amount, the principal write-off amount, and the net principal amount of each such Loan and (y) each asset of Target Bank that as of December 31, 2016 was classified as OREO and the book value thereof as of December 31, 2016.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, each Loan held in Target Bank’s loan portfolio (“Target Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the knowledge of Target, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target, (i) there are no material oral modifications or amendments related to the Target Loans that are not reflected in the written records of Target Bank, (ii) all currently outstanding Target Loans are owned by Target Bank free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Atlanta or the Federal Reserve Bank of Richmond, (iii) no claims of defense as to the enforcement of any Target Loan have been asserted in writing against Target Bank for which there is a reasonable possibility of an adverse determination, and Target has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to Target or Target Bank and (iv) none of the Target Loans are presently serviced by third parties, and there is no obligation which could result in any Target Loan becoming subject to any third party servicing.

(e) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target, each outstanding Target Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of Target Bank (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(f) Neither Target nor Target Bank is now nor has it been since January 1, 2014, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(g) Neither Target nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates Target or any of its Subsidiaries to repurchase from any such person any Loan or other asset of Target or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

4.24 Allowance for Loan and Lease Losses. Target’s allowance for loan and lease losses as reflected in the balance sheet included in the Target Third Quarter 2016 Form 10-Q, was, as of the applicable date thereof, in compliance with Target’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

4.25 Investment Management and Related Activities. Except as set forth on Section 4.25 of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries or any of their respective directors, officers, employees or authorized representatives is required to be registered, licensed or authorized under the laws issued by any Governmental Entity or Regulatory Agency as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, or in any similar capacity with a Governmental Entity or Regulatory Agency.

4.26 Repurchase Agreements. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target, with respect to all agreements pursuant to which Target or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Target or any such Subsidiary of Target, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.27 Deposit Insurance. The deposits of Target Bank are insured by the FDIC in accordance with the FDIA to the full extent permitted by law, and Target Bank has paid all premiums and assessments and filed all reports required by the FDIA, except where the failure to pay all such premiums and assessments and file all such reports has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target. No proceedings for the revocation or termination of such deposit insurance are pending or, to Target’s knowledge, threatened.

4.28 Transactions with Affiliates. Except as set forth on Section 4.28 of the Target Disclosure Schedule or for transactions, agreements, arrangements or understandings between Target and any of its Subsidiaries, there are no outstanding amounts payable to or receivable from, or advances by Target or any of its Subsidiaries to, and neither Target nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of Target or any of its Subsidiaries, or to Target’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Target or any of its Subsidiaries and other than deposits held by Target Bank or Loans made by Target Bank in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between Target or any of its Subsidiaries and any of their respective affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

4.29 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on Target or any of its Subsidiaries, or that could reasonably be expected to result in the imposition on Target or any of its Subsidiaries of, any liability or obligation arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, pending or, to the knowledge of Target, threatened against Target or any of its Subsidiaries, and to the knowledge of Target there is no reasonable basis for any such proceeding, claim, action or governmental investigation, in each case which liability or obligation would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target. Neither Target nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Target.

4.30 State Takeover Laws. The board of directors of Target has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable Takeover Statutes.

4.31 Reorganization. Target is not aware of any fact or circumstance that would reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.32 Target Reports. Target has filed all required reports, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2014 (the “Target Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), the Target Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Target Reports, and none of the Target Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Target and each of its officers and directors are in compliance in all material respects, and have complied in all material respects, with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.33 Information Supplied. The information relating to Target and its Subsidiaries that is provided by Target or its representatives specifically for inclusion or incorporation by reference in (a) the Joint Proxy Statement/Prospectus, on the date it (and any amendment or supplement thereto) is first mailed to Parent’s and Target’s shareholders and at the time of the Parent Shareholders’ Meeting and the Target Shareholders’ Meeting, (b) the Form S-4, when it and any amendment thereto becomes effective under the Securities Act, and (c) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement/Prospectus relating to Target and its Subsidiaries and other portions within the reasonable control of Target and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Target with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Joint Proxy Statement/Prospectus or the Form S-4.

4.34 Internal Controls. The records, systems, controls, data and information of Target and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Target or any of its Subsidiaries or accountants engaged or utilized by Target or any of its Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Target. Target has implemented and maintains a system of (i) disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Target or any of its Subsidiaries is made known to the chief executive officer and the chief financial officer of Target by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Target has disclosed, based on its most recent evaluation prior to the date hereof, to Target’s outside auditors and the audit committee of Target’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Target’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Target, any fraud, whether or not material, that involves management or other employees who have a significant role in Target’s internal controls over financial reporting. Copies of any such disclosures were made in writing by management to Target’s auditors and audit committee and a copy has been previously made available to Parent. To the knowledge of Target, there is no reason to believe that Target’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, prior to the Closing Date.

4.35 Opinion of Target Financial Advisors. Prior to the execution of this Agreement, the board of directors of Target has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from each of Sandler O’Neill & Partners, L.P. and BSP Securities, LLC to the effect that, as of the date of each such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Target Common Stock. Such opinions have not been amended or rescinded as of the date of this Agreement.

4.36 No Further Representations.

(a) Except for the representations and warranties made by Target in this Article IV, neither Target nor any other person makes any express or implied representation or warranty with respect to Target, its Subsidiaries, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise), and Target hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Target nor any other person makes or has made any representation or warranty to Parent, Merger Sub or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Target, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Target in this Article IV, any oral or written information presented to Parent, Merger Sub or any of their respective affiliates or representatives in the course of their due diligence investigation of Target, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Target acknowledges and agrees that neither Parent nor any other person has made or is making, and it has not relied upon, any express or implied representation or warranty regarding Parent, Merger Sub or any of their respective Subsidiaries other than those contained in Article III.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the Target Disclosure Schedule), required by law or as consented to in writing by Parent (or, in the case of clause (b), Target, as applicable) (such consent not to be unreasonably withheld, conditioned or delayed), (a) Target shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course in all material respects and use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) each of Target and Parent shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 Target Forbearances. Without limiting Section 5.1, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Target Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, Target shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld):

(a) other than in the ordinary course of business consistent with past practice, incur, modify, extend or renegotiate any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of Target or any of its wholly owned Subsidiaries to Target or any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, borrowings from the Federal Home Loan Bank of Atlanta or the Federal Reserve Bank of Richmond, and sales of certificates of deposit);

(b) (i) adjust, split, combine or reclassify any shares of Target Capital Stock; (ii) make, declare or pay any dividend, or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, any shares of Target Capital Stock, Target Trust Preferred Securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events)

into or exchangeable for any shares of Target Capital Stock except (1) dividends paid by any of the wholly owned Subsidiaries of Target to Target or any of its wholly owned Subsidiaries in compliance with applicable laws, (2) regular quarterly cash dividends by Target on shares of Target Common Stock at a rate not in excess of $0.05 per share of Target Common Stock and any associated dividend equivalents for outstanding Target Equity Awards, (3) if permitted under the Target Stock Plans, the acceptance of shares of Target Common Stock as payment of the exercise price of Target Stock Options or for withholding taxes incurred in connection with the exercise of Target Stock Options or the vesting or settlement of any Target Equity Awards, in each case, in accordance with past practice and the terms of the applicable award agreements and (4) required dividends or distributions in respect of the Target Trust Preferred Securities; (iii) grant any Target Equity Awards or other stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of Target Capital Stock; or (iv) issue, sell or otherwise permit to become outstanding any additional shares of Target Capital Stock or securities convertible or exchangeable into, or exercisable for, any shares of Target Capital Stock or any options, warrants or other rights of any kind to acquire any shares of Target Capital Stock, except pursuant to the exercise, vesting or settlement of Target Equity Awards in accordance with their terms and as are outstanding as of the date of this Agreement or granted in accordance with this Agreement;

(c) except as required by the terms of any Target Benefit Plan or contract existing as of the date hereof, (i) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of Target or any of its Subsidiaries, except for increases in compensation and benefits in the ordinary course of business consistent with past practice that do not exceed, in the aggregate, five percent (5%) of the aggregate cost of all employee compensation and benefits in effect as of the date hereof, (ii) pay any pension or retirement allowance, except in the ordinary course of business consistent with past practice, (iii) pay any bonus, except in the ordinary course of business consistent with past practice, (iv) become a party to, amend or commit to enter into any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, except (A) with respect to agreements entered into with newly hired employees who are not executive officers or agreements terminable on less than thirty (30) days’ notice without penalty or (B) for amendments of Target Benefit Plans in the ordinary course of business consistent with past practice that do not materially increase the cost to Target and its Subsidiaries of maintaining such Target Benefit Plan, or (v) accelerate the vesting of, or the lapsing of restrictions with respect to, any Target Equity Awards;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Target and its Subsidiaries, taken as a whole, to any person or cancel, release or assign any indebtedness owed to Target or any of its Subsidiaries that is material to Target and its Subsidiaries, taken as a whole, to any such person or any claims held by any such person that are material to Target and its Subsidiaries, taken as a whole, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement and set forth on Section 5.2(d) of the Target Disclosure Schedule;

(e) enter into any new line of business that is material to Target and its Subsidiaries, taken as a whole, or change, amend or modify in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to Target and its Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity or Regulatory Agency;

(f) except for transactions made in the ordinary course of business consistent with past practice, make any material capital expenditures, either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

(g) except for transactions in the ordinary course of business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the equity securities, assets, business, deposits or properties of any other entity;

(h) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(i) amend the Target Articles or bylaws of Target or the organizational documents of any Subsidiary of Target;

(j) (i) terminate, materially amend, or waive any material provision of any Target Material Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, in each case other than normal renewals in the ordinary course of business or (ii) enter into any contract that would constitute a Target Material Contract if it were in effect on the date of this Agreement;

(k) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

(l) merge or consolidate with any other person, or restructure, reorganize or completely or partially liquidate or dissolve;

(m) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency or requested by a Governmental Entity or Regulatory Agency;

(n) other than settlement of foreclosure actions or debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding in an amount and for consideration in excess of $1,000,000 individually or $3,000,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments actually received by Target or any of its Subsidiaries in respect thereof) or that would impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation or its Subsidiaries;

(o) take any action that is intended or is expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except as required by applicable law;

(p) implement or adopt any material change in its financial accounting principles, practices or methods, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(q) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(r) other than in the ordinary course of business consistent with past practice, make, change or revoke any material Tax election, change any material annual Tax accounting period, adopt or materially change any Tax accounting method, file any material amended Tax return, enter into any material closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund, offset or other reduction of a material amount of Taxes;

(s) hire any person as an officer or employee of Target or any of its Subsidiaries whose annual base salary or base wage is greater than $150,000 or terminate the employment of any officer or employee whose annual base salary or base wage is greater than $150,000, other than for cause;

(t) except for communications made in accordance with Section 6.8(e) or Section 9.12, make any written communications to the employees of Target or its Subsidiaries with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement;

(u) take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or, except as otherwise set forth herein, the Requisite Target Vote or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(v) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. Without limiting Section 5.1, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Target (which consent shall not be unreasonably withheld):

(a) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(b) take any action that is intended or is expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except as required by applicable law;

(c) amend the Parent Charter or the Parent Bylaws in a manner that would materially and adversely affect the holders of the Target Common Stock, or adversely affect the holders of the Target Common Stock relative to other holders of Parent Common Stock;

(d) adjust, split, combine or reclassify any Parent Capital Stock or make, declare or pay any extraordinary dividend on or extraordinary redemption of any Parent Capital Stock;

(e) incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly owned Subsidiaries to Parent or any of its Subsidiaries) that would reasonably be expected to prevent Parent or its Subsidiaries from assuming Target’s or its Subsidiaries’ outstanding indebtedness;

(f) acquire or make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, other than in a wholly owned Subsidiary of Parent, except for transactions in the ordinary course of business or in a transaction that, together with such other transactions, is not reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed;

(g) merge or consolidate itself or any of its material Subsidiaries with any other person or engage in any similar business combination transaction (i) where it or its material Subsidiary or another of its Subsidiaries, as applicable, is not the surviving person or (ii) if the merger, consolidation or transaction is reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its material Subsidiaries;

(h) take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or, except as otherwise set forth herein, the Requisite Parent Vote or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby; or

(i) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Target and Parent shall promptly prepare and file with the SEC, no later than thirty-five (35) business days after the date of this Agreement, the Joint Proxy Statement/Prospectus and Parent shall promptly prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. Each of Target and Parent shall use their reasonable best efforts in consultation with their respective legal counsel to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Parent and Target shall thereafter promptly mail or deliver the Joint Proxy Statement/Prospectus to their respective shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Capital Stock as may be reasonably requested in connection with any such action. If at any time any information relating to any of the parties, or their respective affiliates, officers or directors, should be discovered by a party, which information should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and mailed, delivered or otherwise made available to the shareholders of Parent and Target.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file and cause their applicable Subsidiaries to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies which are reasonably necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Mergers and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities, Regulatory Agencies and third parties. Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) business days after the date of this Agreement, Parent and Target shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any Governmental Entity or Regulatory Agency, including the FRB, FDIC, TDFI or NCCOB, in order to obtain the Requisite Regulatory Approvals. The parties hereto agree that they will consult with the other parties hereto with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Governmental Entities and Regulatory Agencies necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein. Parent and Target agree to furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as reasonably may be necessary or advisable in connection with the Joint Proxy Statement/

Prospectus, the Form S-4, the Requisite Regulatory Approvals and any application, petition or other statement or application made by or on behalf of Parent, Parent Bank, Target or Target Bank or any of their affiliates to any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. Parent and Target shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Parent or Target, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party shall consult with the other in advance of any meeting or conference with any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity or Regulatory Agency, give the other party and its counsel the opportunity to attend and participate in such meetings and conferences, except to the extent such meetings and conferences relate to confidential supervisory information. Each party will provide the other with copies of any applications, notices, petitions or filings, and all correspondence relating thereto, prior to filing, other than any portions of material filed in connection therewith that contain confidential supervisory information or other information filed under a claim of confidentiality and, in each case, subject to applicable laws relating to the exchange of information. Each party acknowledges and agrees that nothing in this Agreement, including this Section 6.1 and Section 6.2, shall require any party to provide confidential supervisory information to any other party.

(c) In furtherance and not in limitation of the foregoing, each of Parent and Target shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Parent, Target and their respective Subsidiaries. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require Parent or Target or their respective Subsidiaries to take, or agree to take, any actions specified in this Section 6.1 that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Mergers and the Bank Merger (a “Burdensome Condition”).

(d) Each of Parent and Target agrees, as to itself and its Subsidiaries, (i) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Parent Shareholders’ Meeting and the Target Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which such statement was made, not misleading. Each of Parent and Target further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Joint Proxy Statement/Prospectus.

(e) To the extent permitted by applicable law, Target and Parent shall promptly advise each other upon their (or their Subsidiaries’) receiving any communication from any Governmental Entity or Regulatory Agency whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, that the receipt of any such approval will be materially delayed or that a Burdensome Condition might be imposed on any such Requisite Regulatory Approval.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Parent and Target, for the purposes of verifying the representations and warranties of the other and preparing for the Mergers and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time and in a manner so as not to interfere with normal business operations, to all of its properties, books, contracts, commitments, personnel, information technology systems and records and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to interfere with normal business operations, each of Parent and Target shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which it or any of its Subsidiaries is not permitted to disclose under applicable law) and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request. Neither Parent nor Target nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent’s or Target’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) The Mutual Confidentiality Agreement dated as of December 14, 2016, entered into by and between Parent and Target (the “Confidentiality Agreement”) will remain in full force and effect following the date of this Agreement, whether or not the Merger occurs, in accordance with the terms thereof, and each of Parent and Target shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(c) No investigation by any of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party or parties set forth herein.

6.3 Target Shareholder Approval.

(a) Target shall take, in accordance with applicable law and the Target Articles and bylaws of Target, all action necessary to convene a meeting of its shareholders (the “Target Shareholders’ Meeting”) to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the Requisite Target Vote required in connection with this Agreement, the Merger and, if so desired and mutually agreed upon, other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement. Target and the board of directors of Target shall use its reasonable best efforts to obtain from the shareholders of Target the Requisite Target Vote, including by communicating to Target’s shareholders the Target board of directors’ recommendation (and including such recommendation in the Joint Proxy Statement/Prospectus) that the shareholders approve this Agreement and the transactions contemplated hereby, and Target shall engage a proxy solicitor reasonably acceptable to Parent to assist in the solicitation of proxies from shareholders relating to the Requisite Target Vote. Notwithstanding the foregoing or anything to the contrary contained herein, subject to Sections 8.1 and 8.2, if the board of directors of Target, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then the board of directors of Target may withdraw or modify or qualify in a manner adverse to Parent its recommendation (a “Target Adverse Recommendation Change”) to its shareholders that they approve this Agreement and the transactions contemplated hereby, and in submitting this Agreement to its shareholders, the board of directors of Target may submit this Agreement to its shareholders without recommendation or with such modified or qualified recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of Target may communicate the basis for its lack of a recommendation or such modified or qualified recommendation to its shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto; provided, that the board of directors of Target may not take any actions under this sentence unless (i) it gives Parent at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the board of directors of Target in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances if not in response to an Acquisition Proposal) and (ii) at the end of such notice period, the board of directors of Target takes into account any amendment or modification to this Agreement proposed by Parent and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3; provided, that with respect to any such amendment, the applicable notice period in this Section 6.3 shall be three (3) business days instead of five (5) business days.

(b) Target shall adjourn or postpone the Target Shareholders’ Meeting if (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Target Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) on the date of such meeting Target has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Target Vote; provided, that Target shall not be required to adjourn or postpone the Target Shareholders’ Meeting more than one (1) time. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, the Target Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the shareholders of Target at the Target Shareholders’ Meeting for the purpose of Target’s shareholders voting on the approval and adoption of this Agreement and the transactions contemplated hereby and nothing contained herein shall be deemed to relieve Target of such obligations.

6.4 Parent Shareholder Approval.

(a) Parent shall take, in accordance with applicable law and the Parent Charter and bylaws of Parent, all action necessary to convene a meeting of its shareholders (the “Parent Shareholders’ Meeting”) to be held as soon as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the Requisite Parent Vote required in connection with this Agreement and, if so desired and mutually agreed upon, other matters of the type customarily brought before an annual or special meeting of shareholders to approve the matters required by the Requisite Parent Vote. Parent and the board of directors of Parent shall use its reasonable best efforts to obtain from the shareholders of Parent the Requisite Parent Vote, including by communicating to Parent’s shareholders the Parent board of directors’ recommendation (and including such recommendation in the Joint Proxy Statement/Prospectus) that the shareholders approve the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger, and Parent shall engage a proxy solicitor reasonably acceptable to Target to assist in the solicitation of proxies from shareholders relating to the Requisite Parent Vote. Notwithstanding the foregoing or anything to the contrary contained herein, subject to Sections 8.1 and 8.2 if the board of directors of Parent, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend that Parent’s shareholders approve the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger, then the board of directors of Parent may withdraw or modify or qualify in a manner adverse to Target its recommendation (a “Parent Adverse Recommendation Change”) to its shareholders that they approve the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger, and in submitting such proposal to its shareholders, the board of directors of Parent may submit such proposal to its shareholders without recommendation or with such modified or qualified recommendation (although the resolutions approving this Agreement and the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger as of the date hereof may not be rescinded or amended), in which event the board of directors of Parent may communicate the basis for its lack of a recommendation or such modified or qualified recommendation to its shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto; provided, that the board of directors of Parent may not take any actions under this sentence unless (i) it gives Target at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action and (ii) at the end of such notice period, the board of directors of Parent takes into account any amendment or modification to this Agreement proposed by Target and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend that Parent’s shareholders approve the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger.

(b) Parent shall adjourn or postpone the Parent Shareholders’ Meeting if (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) on the date of such meeting Parent has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Parent Vote; provided, that Parent shall not be required to adjourn or postpone the Parent Shareholders’ Meeting more than one (1) time. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated, the Parent Shareholders’ Meeting shall be convened and this Agreement shall be submitted to the shareholders of Parent at the Parent Shareholders’ Meeting for the purpose of Parent’s shareholders voting on the approval of the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger and nothing contained herein shall be deemed to relieve Parent of such obligations.

6.5 Timing of Shareholders’ Meetings. Parent and Target will use their respective reasonable best efforts to hold the Parent Shareholders’ Meeting and the Target Shareholders’ Meeting on the same date.

6.6 Legal Conditions to Merger. Subject in all respects to Sections 6.1, 6.3 and 6.4, Target and Parent shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity or Regulatory Agency and any other third party that is required to be obtained by Parent, Target or their respective Subsidiaries in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement.

6.7 Nasdaq Listing. Parent shall cause the shares of Parent Common Stock to be issued in connection with the Merger to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.8 Employee Benefit Plans; Existing Agreements.

(a) During the period commencing at the Effective Time and ending on the first anniversary thereof (the “Protected Period”) and except as otherwise provided in this Section 6.8, Parent shall provide each employee of Target and its Subsidiaries who continues to be employed by Parent or its Subsidiaries immediately following the Effective Time (a “Continuing Employee”) with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by Target or any of its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (ii) short- and long-term incentive compensation opportunities that, in each case, are (A) with respect to the fiscal year of the Target in which the Effective Time occurs (if the Effective Time occurs after the first quarter of such fiscal year), no less favorable than the short- and long-term incentive compensation opportunities provided by Target or any of its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, and (B) with respect to (x) the fiscal year of Parent commencing immediately after the year in which the Effective Time occurs (if the Effective Time occurs after the first quarter of such fiscal year) and (y) the fiscal year of the Target in which the Effective Time occurs (if the Effective Time occurs in the first quarter of such fiscal year, in which case clause (A) above shall not apply), no less favorable than the short- and long-term incentive compensation opportunities provided by Parent or any of its Subsidiaries to similarly-situated employees of Parent or its Subsidiaries, and (iii) participation in the other compensation and employee benefit plans in which similarly-situated employees of Parent or its Subsidiaries participate, to the same extent as similarly-situated employees of Parent or its Subsidiaries. Without limiting the immediately preceding sentence, Parent shall provide to each Continuing Employee whose employment is terminated without cause during the Protected Period, severance benefits equal to the amounts set forth on Schedule 6.8(a) taking into account the service of such Continuing Employees prior to the Effective Time consistent with Section 6.8(b) and any service with Parent and its affiliates thereafter. For purposes of this Section 6.8, “cause” shall have the same meaning as provided in any written employment agreement between any Continuing Employee and Parent or any affiliate of Parent on the date such Continuing Employee is terminated, or if no such definition or employment agreement exists, “cause” shall mean conduct amounting to (1) fraud or dishonesty against Parent or any affiliate of Parent; (2) the Continuing Employee’s willful misconduct, repeated refusal to follow the reasonable directions of the Parent’s board of directors or knowing violation of law in the course of performance of the duties of the Continuing Employee’s service with Parent or any affiliate of Parent; (3) repeated absences from work without a reasonable excuse; (4) repeated intoxication with alcohol or drugs while on the premises of Parent or any affiliate of Parent during regular business hours; (5) a conviction or plea of guilty or nolo contendere to a felony or a crime involving dishonesty; or (6) a breach or violation of the terms of any agreement to which the Continuing Employee and Parent or any affiliate of Parent are party.

(b) With respect to each Parent Benefit Plan, Parent shall recognize all service of the Continuing Employees with Target and its Subsidiaries (including any predecessor entities or any entities which merged or consolidated with or into Target or any of its Subsidiaries) for all purposes; provided, however, that such service shall not be recognized (i) for purposes of benefit accrual under any tax qualified defined benefit pension plan, (ii) under any Parent Benefit Plan that is frozen to new participants or that applies to a grandfathered population or (iii) to the extent that such recognition would result in a duplication of benefits. With respect to the Continuing Employees and their eligible dependents, Parent shall (A) recognize all such service under the Parent Benefit Plans for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations, (B) waive pre-existing condition limitations to the same extent waived under a corresponding Target Benefit Plan and (C) give credit for amounts paid under a corresponding benefit plan for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Benefit Plans; provided, however, that, with respect to any welfare benefits plans that are provided through a third-party insurer (i.e., are not self-insured), Parent shall use commercially reasonable efforts to effectuate the foregoing.

(c) From and after the Effective Time, Parent shall assume and honor in accordance with their terms all employment, severance, change in control and other compensation agreements and arrangements between Target or any of its Subsidiaries and any of their employees, which are not terminated in connection with the consummation of the transactions contemplated by this Agreement, and all accrued and vested benefit obligations through the Effective Time which are between Target or any of its Subsidiaries and any of their current or former directors, officers, employees or consultants.

(d) At the Effective Time, Target shall, and shall cause each of its Subsidiaries to, cease contributions to and terminate the 401(k) plan sponsored by Target (the “Target 401(k) Plan”), subject to the consummation of the transactions contemplated by this Agreement, and shall (i) adopt written resolutions (a copy of which shall be delivered to Parent at the Closing) to terminate the Target 401(k) Plan and fully vest all participants in their benefits thereunder, such termination and vesting to be effective as of the day immediately prior to the Effective Time; and (ii) deliver to Parent, prior to the Closing, notice of the Target 401(k) Plan termination. Parent reserves the right to suspend the distribution of benefits from the Target 401(k) Plan until the receipt of a favorable determination letter from the IRS with respect to the termination of the Target 401(k) Plan. The Continuing Employees shall be eligible to participate, effective as of the Closing Date, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”). Parent and Target shall take any and all actions as may be required, including amendments to the Target 401(k) Plan and/or Parent 401(k) Plan, to permit each Continuing Employee who is a participant in the Target 401(k) Plan to be eligible to commence participation in the Parent 401(k) Plan as of the Closing Date, make in-kind rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount equal to the full account balance distributable to such Continuing Employee from the Target 401(k) Plan, and accept rollovers of any plan loans.

(e) On and after the date hereof, any broad-based employee notices or communication materials (including any website posting) with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement shall be subject to the prior prompt review and comment of the other party unless the notice or communication material is similar in substance to a notice or communication material previously reviewed pursuant to this Section 6.8(e), and the party seeking to distribute any such notice or communication shall consider in good faith revising such notice or communication to reflect any comments or advice that the other party timely provides.

(f) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Target or any of its Subsidiaries or affiliates any right to continue in the employ or service of Parent, the Surviving Company, Target, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Company, Target, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Target or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Target Benefit Plan, Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Parent, the Surviving Company or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Target Benefit Plan, Parent Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of and subject to Section 9.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Target or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.9 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, manager, officer or employee of Target or any of its Subsidiaries, or who is or was serving at the request of Target or any of its Subsidiaries as a director, manager, officer, employee or agent of another person, including any entity specified in the Target Disclosure Schedule (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such person is or was a director, manager, officer or employee of Target or any of its Subsidiaries or any of their predecessors or is or was serving at the request of Target or any of its Subsidiaries or any of their predecessors as a director, manager, officer, employee or agent of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and court costs and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation.

(b) Subject to the following sentence, for a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Target (provided, that Parent may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Target and its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the aggregate annual premium paid as of the date hereof by Target for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance which provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Target, in consultation with Parent, may (and at the request of Parent, Target shall use its reasonable best efforts to) obtain at or prior to the Effective Time, at Parent’s expense, a six-year “tail” policy under Target’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.9.

(d) The provisions of this Section 6.9 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.10 Additional Agreements. In case at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by the other parties to this Agreement.

6.11 Advice of Changes. Target and Parent shall promptly advise the other of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.11 shall not constitute the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in the failure of a condition set forth in Sections 7.2 or 7.3 to be satisfied.

6.12 Acquisition Proposals; Board Recommendation.

(a) Target shall and shall cause its Subsidiaries and each of its and its Subsidiaries’ affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by Target or any of its Subsidiaries (each a “Target Representative”)) to immediately cease and terminate any and all existing discussions, negotiations or activities with any other parties conducted heretofore (whether currently ongoing or not) with respect to the possibility or consideration of any Acquisition Proposal. Except as otherwise provided in Section 6.12(b), from the date of this Agreement through the Effective Time, Target shall not, and shall cause each of its Subsidiaries not to, and shall use its reasonable best efforts to cause Target Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal, (iii) except pursuant to Section 6.3 in connection with and after making a Target Adverse Recommendation Change, make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal or (iv) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal with respect to such party.

(b)

(i) Notwithstanding the foregoing Section 6.12(a), prior to the receipt of the Requisite Target Vote, Target may and may permit its Subsidiaries and Target Representatives to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal by such person made after the date of this Agreement to the extent that its board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, however, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing, Target shall have provided notice to Parent of its intention to provide such information, and shall have provided such information to Parent if not previously provided to Parent, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to Target than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Target.

(ii) Target shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt of any Acquisition Proposal, or any request for nonpublic information relating to Target or any of its Subsidiaries that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall, if made orally, be confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). Target shall also promptly, and in any event within twenty-four (24) hours, notify Parent, orally and in writing, if it enters into discussions or negotiations or engages in other communications concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.12(b) and keep Parent reasonably apprised of the status and terms of any such proposals, offers, discussions or negotiations on a current basis including by providing a copy of all material documentation or correspondence relating thereto. Target shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(iii) Nothing contained in this Section 6.12 shall prohibit Target, its board of directors or any of its Subsidiaries from taking and disclosing to its shareholders a position required by or otherwise complying with

Rule 14e-2(a), Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(c) Unless this Agreement has been terminated in accordance with its terms, Target shall not, and shall cause its Subsidiaries and shall use its reasonable best efforts to cause its and their respective officers, directors, managers, agents, advisors and Target Representatives not to on its or any of Target’s Subsidiaries’ or affiliates’ behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than a confidentiality agreement referred to and entered into in accordance with Section 6.12(b)) relating to any Acquisition Proposal.

(d) For purposes of this Agreement, the term “Acquisition Proposal” means, any proposal, offer or third party indication of interest in any (x) direct or indirect acquisition or purchase of 20% or more of the consolidated assets of Target and its Subsidiaries or 20% or more of any class of equity or voting securities of Target or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Target, (y) tender offer (including a self-tender) or exchange offer that, if consummated, would result in such third party beneficially owning 20% or more of any class of equity or voting securities of Target or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Target or (z) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Target or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of Target, in each case other than the transactions contemplated by this Agreement.

6.13 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date hereof, Target shall furnish to Parent (a) consolidated financial statements of Target (including balance sheets, statements of operations and shareholders’ equity) (to the extent available) as of and for such month then ended, (b) internal management reports showing actual financial performance against plan and previous period, and (c) to the extent permitted by applicable law, any reports provided to Target’s board of directors or any committee thereof relating to the financial performance and risk management of Target and its Subsidiaries.

6.14 Exemption from Liability under Section 16(b). Target and Parent agree that, in order to most effectively compensate and retain those officers and directors of Target subject to the reporting requirements of Section 16(a) of the Exchange Act (“Target Insiders”), both prior to and after the Effective Time, it is desirable that Target Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Target Common Stock and Target Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.14. The board of directors of Parent and of Target, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Target) any dispositions of Target Common Stock or Target Equity Awards by Target Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock or Parent Equity Awards by any Target Insiders who, immediately following the Merger, will be officers or directors of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.15 Bank Merger. Immediately following the Second Step Merger, Target Bank will merge (the “Bank Merger”) with and into Parent Bank pursuant to the agreement and plan of merger entered into by Parent Bank and Target Bank on the date hereof (the “Bank Merger Agreement”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Target Bank shall cease. Promptly following execution of the Bank Merger Agreement, Target shall approve such agreement as the sole shareholder of Target Bank and Parent shall approve such agreement as the sole shareholder of Parent Bank. Prior to the Effective Time, Target shall cause Target Bank, and Parent shall cause Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (“Bank Merger Certificates”).

6.16 Exchange Matters. Prior to the Closing Date, Target shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting of the shares of Target Common Stock from Nasdaq and the deregistration of the shares of Target Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.17 Dividends. After the date of this Agreement, each of Parent and Target shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Target Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Target Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Target Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

6.18 Assumption of Target Debt. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Parent, the Surviving Company or Parent Bank (as the case may be), at or prior to the Effective Time, the Second Effective Time or at or prior to the effective time for the Bank Merger, as required, one or more supplemental indentures, guarantees, and other instruments and documentation required for the due assumption of Target’s and Target Bank’s obligations in respect of its outstanding indebtedness, Target Trust Preferred Securities, guarantees, securities, and other agreements to the extent required by the terms of such debt, Target Trust Preferred Securities, guarantees, securities, and other agreements.

6.19 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Target or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Target, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and Target shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.20 Change of Method. The parties may by mutual agreement at any time change the method of effecting the Mergers, if and to the extent they deem such change to be desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Parent Common Stock received by holders of Target Common Stock or the amount or kind of Merger Consideration, (ii) adversely affect the tax treatment of (A) holders of Target Common Stock as a result of receiving the Merger Consideration or (B) holders of Parent Common Stock or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement in a timely manner.

6.21 Restructuring Efforts. If either Target or Parent shall have failed to obtain the Requisite Target Vote or the Requisite Parent Vote at the duly convened Target Shareholders’ Meeting or Parent Shareholders’ Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (provided, however, that neither party shall have any obligation to agree to (i) alter or change any material term of this Agreement, including the amount or kind of consideration to be issued to holders of Target Common Stock or Target Equity Awards or (ii) adversely affect the Tax treatment of the transaction with respect to its shareholders) and/or resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.21) to its respective shareholders for approval.

6.22 Takeover Statutes. None of Parent, Target or their respective boards of directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers, the Bank Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers, the Bank Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the shareholders of Target by the Requisite Target Vote, and the Requisite Parent Vote shall have been obtained.

(b) Nasdaq Listing. The shares of Parent Common Stock which shall be issued to the holders of Target Common Stock and Target Equity Awards upon consummation of the Merger pursuant to this Agreement shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(c) Regulatory Approvals. All regulatory approvals, authorizations, waivers, consents, or orders from the FRB, FDIC, TDFI or NCCOB, and any other required regulatory approvals set forth in Section 3.4 and Section 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Mergers and the Bank Merger, or those, the failure of which to be obtained would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers or the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or Regulatory Agency which prohibits or makes illegal consummation of the Mergers or the Bank Merger.

7.2 Conditions to Obligations of Target. The obligation of Target to effect the Merger is also subject to the satisfaction, or waiver by Target, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Sections 3.2(a) and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a), 3.1(b), 3.2(b), 3.2(c) and 3.3(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Parent and Merger Sub set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent or the Surviving Corporation. Target shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and Target shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Tax Opinion. Target shall have received an opinion of Troutman Sanders LLP, legal counsel to Target, dated as of the Closing Date and in form and substance reasonably satisfactory to Target, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target, Parent and Merger Sub, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Target set forth in Sections 4.2(a) and Section 4.8(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Target set forth in Sections 4.1(a), 4.1(b), 4.2(b), 4.2(c) and 4.3(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Target set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Target or the Surviving Corporation. Parent shall have received a certificate dated as of the Closing Date and signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to the foregoing effect.

(b) Performance of Obligations of Target. Target shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate dated as of the Closing Date and signed on behalf of Target by the Chief Executive Officer and the Chief Financial Officer of Target to such effect.

(c) Tax Opinion. Parent shall have received an opinion of Bass, Berry & Sims PLC, legal counsel to Parent, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of Target, Parent and Merger Sub, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement or of the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger, by the shareholders of Target or Parent, respectively:

(a) by mutual consent of Parent and Target in a written instrument, if the board of directors of each so determines;

(b) by either Parent or Target if any Governmental Entity or Regulatory Agency that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity or Regulatory Agency of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Parent or Target if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Parent or Target (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Target, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by Target, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Target, or Section 7.3, in the case of a termination by Parent, and which is not cured by the earlier of the Termination Date and thirty (30) days following written notice to Target, in the case of a termination by Parent, or Parent, in the case of a termination by Target, or by its nature or timing cannot be cured during such period;

(e) by Parent, if (i) prior to such time as the Requisite Target Vote is obtained, Target or the board of directors of Target (A) makes a Target Adverse Recommendation Change (or publicly discloses its intention to do so) or otherwise submits this Agreement to its shareholders without a recommendation for approval, or recommends to its shareholders an Acquisition Proposal other than the Merger, or (B) materially breaches its obligations under Section 6.3 or Section 6.12, or (ii) a tender offer or exchange offer for 20% or more of the outstanding shares of Target Common Stock is commenced (other than by Parent or a Subsidiary thereof), and the board of directors of Target recommends that the shareholders of Target tender their shares in such tender offer or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act; or

(f) by Target, if prior to such time as the Requisite Parent Vote is obtained, Parent or the board of directors of Parent (A) makes a Parent Adverse Recommendation Change (or publicly discloses its intention to do so) or otherwise submits the proposal to approve the issuance of the shares of Parent Common Stock constituting the Merger Consideration in connection with the Merger to its shareholders without a recommendation for approval, or (B) materially breaches its obligations under Section 6.4.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or Target as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Target, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent, Merger Sub nor Target shall be relieved or released from any liabilities or damages (which, in the case of Target, shall include the loss to the holders of Target Common Stock and Target Equity Awards of the economic benefits of the transactions contemplated hereby, including the loss of the premium offered to the holders of Target Common Stock and Target Equity Awards) arising out of its fraud or willful and material breach of any provision of this Agreement.

(b)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement a bona fide Acquisition Proposal shall have been made known to senior management of Target or shall have been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Target and (x) (A) thereafter this Agreement is terminated by either Parent or Target pursuant to Section 8.1(c) without the Requisite Target Vote having been obtained or (B) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(d), and (y) prior to the date that is twelve (12) months after the date of such termination, Target enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Target shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $66,000,000.00 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(e), then Target shall pay Parent, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practical after the date of termination (and, in any event, within three (3) business days thereafter).

(iii) In the event that this Agreement is terminated by Target pursuant to Section 8.1(f), then Parent shall pay Target, by wire transfer of same day funds, the Termination Fee as promptly as reasonably practical after the date of termination (and, in any event, within three (3) business days thereafter).

(c) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages in accordance with Section 8.2(a), the maximum aggregate amount of fees payable by Target or Parent under this Section 8.2 shall be equal to the Termination Fee, and in no event shall any party be required to pay the Termination Fee more than once.

(d) Each of Parent and Target acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Target or Parent fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the Parent or Target, as applicable, commences a suit which results in a judgment against Target or Parent, as applicable for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Target or Parent fails to pay the amounts payable pursuant to this Section 8.2, then Target or Parent, as applicable, shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid. The amounts payable by Target or Parent pursuant to Section 8.2(b) constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be the sole monetary remedy of Parent or Target, as applicable, in the event of a termination of this Agreement specified in such section.

ARTICLE IX.

GENERAL PROVISIONS

9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date or time is agreed to by Parent and Target. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” On the Closing Date, the parties shall cause the Articles of Merger to be filed with the North Carolina Secretary.

9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Sections 2.2, 6.8, 6.9 and 6.10 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the transactions contemplated herein shall be borne equally by Parent and Target.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the day of delivery if delivered personally, if telecopied upon confirmation of receipt, if mailed by registered or certified mail (return receipt requested) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing, or if delivered by an express next-day courier (with confirmation) on the first business day following the date of dispatch, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Target, to:	with copies to:

BNC Bancorp 3980 Premier Drive, Suite 210 High Point, North Carolina 27265 Attn: Richard D. Callicutt II Facsimile: (336) 869-9200

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attn:             Matthew M. Guest

Facsimile:    (212) 403-2000

Troutman Sanders LLP

600 Peachtree Street NE

Suite 5200

Atlanta, Georgia 30308

Attn:             James W. Stevens

Facsimile:    (404) 962-6501

(b) if to Parent or Merger Sub, to:	with a copy to:

Pinnacle Financial Partners, Inc. 150 Third Avenue South, Suite 900 Nashville, TN 37201 Attn: M. Terry Turner Facsimile: (615) 744-3770	Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 37201 Attn: D. Scott Holley Facsimile: (615) 742-2813

9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The Parent Disclosure Schedule, Target Disclosure Schedule and each other Exhibit and Schedule hereto shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. Whenever the singular or plural form of any word is used in this Agreement, such word shall encompass both the singular and plural form of such word. As used in this Agreement, the “knowledge” of Target means the actual knowledge of any of the officers of Target listed on Section 9.5 of the Target Disclosure Schedule, and the “knowledge” of Parent or Merger Sub means the actual knowledge of any of the officers of Parent listed on Section 9.5 of the Parent Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, Nashville, Tennessee or High Point, North Carolina are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature and (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. Any document or item will be deemed “delivered,” “provided” or “made available” to a party within the meaning of this Agreement if such document or item is (i) made available to such party specifically for review in person by the other party or its representatives, (ii) contained and accessible to such party for a continuous period of at least forty-eight hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing) in the electronic data room hosted by Intralinks established by Target in connection with the transactions contemplated hereby to which Parent and its designated representatives had access rights during such period or the electronic data room hosted by Intralinks established by Parent in connection with the transactions contemplated hereby to which Target and its designated representatives had access rights during such period or (iii) filed by a party with the SEC and publicly available on EDGAR at least forty-eight hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing). All references to “dollars” or “$” in this Agreement are to United States dollars.

9.6 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, at any time before or after approval of the matters presented in connection with the transactions contemplated by this Agreement by the shareholders of Parent and Target; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Parent or Target, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.7 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of Target, or Target, in the case of Parent, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of Parent or Merger Sub, in the case of Target, or Target, in the case of Parent, and (c) waive compliance with any of the agreements on the part of Parent or Merger Sub, in the case of Target, or Target, in the case of Parent, or of such party’s conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Parent or Target, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.8 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles, except to the extent mandatory provisions of federal law apply (and except that matters relating to the fiduciary duties of the board of directors of Target and Merger Sub shall be subject to the laws of the State of North Carolina and matters relating to the fiduciary duties of the board of directors of Parent shall be subject to the laws of the State of Tennessee). Any legal action or proceeding with respect to this Agreement by one party against any other party shall be brought only in any federal or state court located in the State of Delaware, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts and waive any objection to the laying of venue on the grounds of forum non conveniens which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction, and agree that service of process upon any party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS

WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Publicity. Except as otherwise required by applicable law or the rules of Nasdaq or as required under the rules and regulations of the SEC, neither Target nor Parent shall, or shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of Parent, in the case of a proposed announcement or statement by Target or any of its Subsidiaries, or Target, in the case of a proposed announcement or statement by Parent or any of its Subsidiaries, in each case, which consent shall not be unreasonably withheld, conditioned or delayed.

9.13 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties hereto shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of Target, in the case of Parent or Merger Sub, or Parent, in the case of Target. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except for (i) as otherwise specifically provided in Section 6.9, (ii) from and after the Effective Time, but only if the Effective Time shall occur, the rights of holders of Target Common Stock to receive the Merger Consideration as provided in Article II, and the rights of holders of Target Equity Awards under Section 1.7, and (iii) the right of Target to enforce the rights of its shareholders and the holders of Target Equity Awards pursuant to Section 8.2(a), this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. Any purported assignment in contravention hereof shall be null and void. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or waiver hereto or other such instrument or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

9.16 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action or proceeding brought in accordance with Section 9.10, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this instrument to be executed and delivered as of the day and year first above written.

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ M. Terry Turner
Name:	M. Terry Turner
Title:	President and Chief Executive Officer

BLUE MERGER SUB, INC.

By:	/s/ M. Terry Turner
Name:	M. Terry Turner
Title:	President

BNC BANCORP

By:	/s/ Richard D. Callicutt II
Name:	Richard D. Callicutt II
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Defined Terms

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
Acquisition Proposal	6.12(d)
affiliate	9.5
Agreement	First Paragraph
Anti-Money Laundering Laws	3.14(b)
Articles of Merger	1.2
Bank Merger	6.15
Bank Merger Agreement	6.15
Bank Merger Certificates	6.15
BHC Act	3.1(b)
Burdensome Condition	6.1(c)
business day	9.5
Cash Out Amount	1.7(a)
Certificate	1.4(b)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Continuing Employee	6.8(a)
DPC Shares	1.4(a)
Effective Time	1.2
ERISA	3.12(d)
Exchange Act	3.13
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.4(a)
FDIA	3.25
FDIC	3.4
Form S-4	3.4
FRB	3.4
GAAP	3.6
Governmental Entity	3.4
HSR Act	3.4
Indemnified Parties	6.9(a)
Intellectual Property	4.20(a)
IRS	3.12(d)
Joint Proxy Statement/Prospectus	3.4
knowledge	9.5
Letter of Transmittal	2.2(a)
Liens	3.2(d)
Loans	3.23(a)
Material Adverse Effect	3.1(a)
Merger	Recitals
Merger Consideration	1.4(a)
Merger Consideration Price	1.7(a)
Merger Sub	First Paragraph

Merger Sub Articles	1.8
Merger Sub Bylaws	1.9
Merger Sub Common Stock	1.6
Mergers	Recitals
Nasdaq	2.2(e)
NCBCA	1.1
NCCOB	3.4
North Carolina Articles of Merger	1.12(a)
North Carolina Secretary	1.2
OREO	3.23(b)
Other Regulatory Approvals	3.4
Parent	First Paragraph
Parent 401(k) Plan	6.8(d)
Parent Adverse Recommendation Change	6.4(a)
Parent Bank	1.13
Parent Benefit Plans	3.12(a)
Parent Bylaws	3.1(b)
Parent Capital Stock	3.2(a)
Parent Charter	3.1(b)
Parent Common Stock	1.4(a)
Parent Data	3.20
Parent Derivative Contracts	3.17
Parent Disclosure Schedule	Article III
Parent Equity Awards	3.2(a)
Parent ERISA Affiliate	3.12(a)
Parent Loan	3.23(c)
Parent Material Contract	3.15(a)
Parent-Owned Software	3.20
Parent Preferred Stock	3.2(a)
Parent Regulatory Agreement	3.16
Parent Reports	3.13
Parent Restricted Share Award	1.7(c)
Parent Share Closing Price	2.2(e)
Parent Shareholder Support Agreement	Recitals
Parent Shareholders’ Meeting	6.4(a)
Parent Stock Option	3.2(a)
Parent Stock Plans	3.2(a)
Parent Third Quarter 2016 Form 10-Q	3.18
Parent Trust Preferred Securities	3.2(a)
Permitted Liens	4.16(c)
person	9.5
Premium Cap	6.9(b)
Protected Period	6.8(a)
Real Estate Liens	4.16(c)
Regulatory Agencies	3.5
Requisite Parent Vote	3.3(a)
Requisite Regulatory Approvals	7.1(c)
Requisite Target Vote	4.3(a)
Sarbanes-Oxley Act	3.30
SEC	3.4
Second Effective Time	1.12(a)
Second Step Merger	Recitals

Securities Act	3.4
Shareholder Support Agreements	Recitals
Software	4.20(a)
SRO	3.5
State Regulator	3.5
Subsidiary	3.1(c)
Surviving Company	Recitals
Surviving Corporation	Recitals
Takeover Statutes	3.27
Target	First Paragraph
Target 401(k) Plan	6.8(d)
Target Adverse Recommendation Change	6.3(a)
Target Articles	4.1(b)
Target Bank	4.1(c)
Target Benefit Plans	4.12(a)
Target Capital Stock	4.2(a)
Target Common Stock	1.4(a)
Target Data	4.20(b)
Target Derivative Contracts	4.17
Target Disclosure Schedule	Article IV
Target Equity Award	1.7(d)
Target ERISA Affiliate	4.12(a)
Target Insiders	6.14
Target Leased Real Property	4.16(a)
Target Leases	4.16(a)
Target Loan	4.23(c)
Target Material Contract	4.14(a)
Target Non-Voting Common Stock	4.2(a)
Target Owned Real Property	4.16(a)
Target-Owned Software	4.20(b)
Target Preferred Stock	4.2(a)
Target RSU Award	1.7(d)
Target Real Estate	4.16(a)
Target Regulatory Agreement	4.15
Target Reports	4.32
Target Representative	6.12(a)
Target Restricted Share Award	1.7(b)
Target Shareholder Support Agreement	Recitals
Target Shareholders’ Meeting	6.3(a)
Target Stock Option	1.7(a)
Target Stock Plans	1.7(a)
Target Third Quarter 2016 Form 10-Q	4.18
Target Trust Preferred Securities	4.2(a)
Target Voting Common Stock	4.2(a)
Tax	3.10
Taxes	3.10
TBCA	1.12(a)
TDFI	3.4
Tennessee Articles of Merger	1.12(a)
Tennessee Secretary	1.12(a)
Termination Date	8.1(c)
Termination Fee	8.2(b)(i)

Treasury Regulations	3.10(e)
Trust Account Shares	1.4(a)
Uncertificated Share	1.4(b)
Voting Debt	3.2(b)

Annex B

January 22, 2017

The Board of Directors

Pinnacle Financial Partners, Inc.

150 Third Avenue South, Suite 900

Nashville, Tennessee 37201

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Pinnacle Financial Partners, Inc. (“Pinnacle”) of the Exchange Ratio (as defined below) in the proposed merger of Blue Merger Sub, Inc., a wholly-owned subsidiary of Pinnacle (“Merger Sub”), with and into BNC Bancorp (“BNC”) as a result of which BNC would be the surviving corporation and a wholly-owned subsidiary of Pinnacle (such transaction, the “Initial Merger” and, taken together with the merger of BNC with and into Pinnacle as soon as reasonably practicable following the Initial Merger, the “Transaction”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among Pinnacle, Merger Sub and BNC. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Initial Merger and without any action on the part of Pinnacle, Merger Sub, BNC, the holders of common stock, no par value per share, of BNC (“BNC Common Stock”), or the holders of common stock, par value $1.00 per share, of Pinnacle (“Pinnacle Common Stock”), each share of BNC Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.5235 of a share of Pinnacle Common Stock. The ratio of 0.5235 of a share of Pinnacle Common Stock for one share of BNC Common Stock is referred to herein as the “Exchange Ratio. The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Agreement further provides that, at or following the consummation of the Transaction, Bank of North Carolina, a wholly-owned subsidiary of BNC, will merger with and into Pinnacle Bank, a wholly-owned subsidiary of Pinnacle, pursuant to a separate agreement and plan of merger (such transaction, the “Bank Merger”). In addition, representatives of Pinnacle have advised us that, as soon as practicable after the public announcement of the Transaction (and in any event prior to the Effective Time), Pinnacle is expected to consummate an offer and sale of Pinnacle Common Stock, for anticipated gross cash proceeds to Pinnacle of approximately $175 million (the “Pinnacle Stock Offering”). For purposes of our opinion and with the consent of Pinnacle, we have assumed, in all respects material to our analyses, the occurrence of the Pinnacle Stock Offering (including the full receipt of gross cash proceeds in connection therewith) as described to us by Pinnacle.

KBW has acted as financial advisor to Pinnacle and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our and their broker-dealer businesses, and further to certain existing sales and trading relationships between Pinnacle and certain KBW affiliates, we and our affiliates may from time to time purchase

Keefe, Bruyette & Woods, A Stifel Company ● 787 Seventh Avenue, 5th Floor ● New York, NY 10019

The Board of Directors – Pinnacle Financial Partners, Inc.

January 22, 2017

securities from, and sell securities to, Pinnacle and BNC, and as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Pinnacle or BNC for our and their own accounts and for the accounts of our and their respective customers and clients. KBW employees and employees of KBW affiliates may also from time to time maintain individual positions in Pinnacle Common Stock and BNC Common Stock. As Pinnacle has previously been informed by KBW, such positions currently include an individual position in shares of Pinnacle Common Stock held by a senior member of the KBW advisory team providing services to Pinnacle in connection with the proposed Transaction. We have acted exclusively for the board of directors of Pinnacle (the “Board”) in rendering this opinion and will receive a fee from Pinnacle for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Transaction. In addition, Pinnacle has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years, KBW has from time to time provided other investment banking assistance to Pinnacle for which KBW did not enter into any engagement agreement or receive compensation. In the past two years, KBW has provided investment banking and financial advisory services to BNC and received compensation for such services. KBW acted as an underwriter in connection with BNC’s registered offering of common stock in July 2016. We may in the future provide investment banking and financial advisory services to Pinnacle or BNC and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Pinnacle and BNC and bearing upon the Transaction, including among other things, the following: (i) an execution version of the Agreement dated as of January 22, 2017; (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of Pinnacle; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of Pinnacle; (iv) certain unaudited financial results for the quarter and year ended December 31, 2016 of Pinnacle (contained in the Current Report on Form 8-K filed by Pinnacle with the Securities and Exchange Commission on January 18, 2017); (v) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2015 of BNC; (vi) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2016, June 30, 2016 and September 30, 2016 of BNC; (vii) certain preliminary draft unaudited financial results for the quarter and fiscal year ended December 31, 2016 of BNC (provided to us by representatives of BNC); (viii) certain regulatory filings of Pinnacle and BNC and their respective subsidiaries, including (as applicable) the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three year period ended December 31, 2015 and the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016; (ix) certain other interim reports and other communications of Pinnacle and BNC to their respective stockholders; and (x) other financial information concerning the respective businesses and operations of Pinnacle and BNC furnished to us by Pinnacle and BNC or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Pinnacle and BNC; (ii) the assets and liabilities of Pinnacle and BNC; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Pinnacle and BNC with similar information for certain other companies, the securities of which are publicly traded; (v) publicly-available consensus “street estimates” of BNC, as well as assumed BNC long term growth rates provided to us by Pinnacle management, all of which information was discussed with us by

Keefe, Bruyette & Woods, A Stifel Company ● 787 Seventh Avenue, 5th Floor ● New York, NY 10019

The Board of Directors – Pinnacle Financial Partners, Inc.

January 22, 2017

such management and used and relied upon by us at the direction of such management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Pinnacle, as well as assumed Pinnacle long-term growth rates provided to us by Pinnacle management, all of which information was discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Transaction on Pinnacle (including without limitation the cost savings and related expenses expected to result or be derived from the Transaction) that were prepared by Pinnacle management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held by managements of Pinnacle and BNC regarding the past and current business operations, regulatory relations, financial condition and future prospects of each of their respective companies and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Pinnacle as to the reasonableness and achievability of the publicly available consensus “street estimates” of Pinnacle and BNC (and the assumed long-term growth rates of Pinnacle and BNC) referred to above that were provided to or otherwise discussed with us by such management, and that in each case we were directed by such management to use. We have further relied upon such management as to the reasonableness and achievability of the estimates regarding certain pro forma financial effects of the Transaction on Pinnacle (including, without limitation, the cost savings and related expenses expected to result or be derived from the Transaction) referred to above. We have assumed, at the direction of Pinnacle, that all of the foregoing information was reasonably prepared on bases reflecting, or in the case of the Pinnacle and BNC publicly available “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Pinnacle management, and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. As you are aware, the foregoing financial information of BNC that we were directed by Pinnacle management to use reflect differences from the forecasts, projections and estimates that were prepared by BNC and provided to Pinnacle. Accordingly, with the consent of Pinnacle, in rendering our opinion, our reliance upon Pinnacle management as to the reasonableness and achievability of such information includes reliance upon the judgments and assessments of Pinnacle and Pinnacle management with respect to such differences.

It is understood that the portion of the foregoing financial information of Pinnacle and BNC that was provided to us was not prepared with the expectation of public disclosure, that all of the foregoing financial information, including the publicly available consensus “street estimates” of Pinnacle and BNC referred to above that we were directed to use, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in all of such information. We have assumed, based on discussions with the respective managements of Pinnacle and BNC, and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such

Keefe, Bruyette & Woods, A Stifel Company ● 787 Seventh Avenue, 5th Floor ● New York, NY 10019

The Board of Directors – Pinnacle Financial Partners, Inc.

January 22, 2017

information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Pinnacle or BNC since the date of the last financial statements of each such entity that were made available to us and that we were directed to use. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Pinnacle and BNC are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Pinnacle or BNC, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Pinnacle or BNC under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the execution version reviewed) with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of the BNC Common Stock; (ii) that any related transactions (including the Bank Merger and the Pinnacle Stock Offering) will be completed as contemplated by the Agreement or as otherwise described to us by representatives of Pinnacle; (iii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iv) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transaction (including the Bank Merger and the Pinnacle Stock Offering) and that all conditions to the completion of the Transaction and any related transaction (including the Bank Merger and the Pinnacle Stock Offering) will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (vi) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transactions (including the Bank Merger and the Pinnacle Stock Offering), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Pinnacle, BNC or the pro forma entity or the contemplated benefits of the Transaction, including the cost savings and related expenses expected to result or be derived from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Pinnacle that Pinnacle has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Pinnacle, BNC, the Transaction and any related transaction (including the Bank Merger and the Pinnacle Stock Offering), and the Agreement. KBW has not provided advice with respect to any such matters.

Keefe, Bruyette & Woods, A Stifel Company ● 787 Seventh Avenue, 5th Floor ● New York, NY 10019

The Board of Directors – Pinnacle Financial Partners, Inc.

January 22, 2017

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Initial Merger to Pinnacle. We express no view or opinion as to any other terms or aspects of the Transaction or any term or aspect of any related transaction (including the Bank Merger and the Pinnacle Stock Offering), including without limitation, the form or structure of the Transaction or any related transaction, any consequences of the Transaction to Pinnacle, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, cooperation, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction, any related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Pinnacle to engage in the Transaction or enter into the Agreement, (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by Pinnacle or the Board, (iii) any business, operational or other plans with respect to BNC or the pro forma entity that may be currently contemplated by Pinnacle or the Board or that may be made by Pinnacle or the Board subsequent to the closing of the Transaction, (iv) the fairness of the amount or nature of any compensation to any of Pinnacle’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Pinnacle Common Stock or relative to the Exchange Ratio, (v) the effect of the Transaction or any related transaction (including the Bank Merger and the Pinnacle Stock Offering) on, or the fairness of the consideration to be received by, holders of any class of securities of Pinnacle, BNC or any other party to any transaction contemplated by the Agreement, (vi) the actual value of Pinnacle Common Stock to be issued in connection with the Initial Merger, (vii) the prices, trading range or volume at which Pinnacle Common Stock or BNC Common Stock will trade following the public announcement of the Transaction or the prices, trading range or volume at which Pinnacle Common Stock will trade following the consummation of the Transaction, (viii) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (ix) any legal, regulatory, accounting, tax or similar matters relating to Pinnacle, BNC, any of their respective stockholders, or relating to or arising out of or as a consequence of the Transaction or any other related transaction (including the Bank Merger and the Pinnacle Stock Offering), including whether or not the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction or to any holder of Pinnacle Common Stock or any stockholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Keefe, Bruyette & Woods, A Stifel Company ● 787 Seventh Avenue, 5th Floor ● New York, NY 10019

The Board of Directors – Pinnacle Financial Partners, Inc.

January 22, 2017

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Initial Merger is fair, from a financial point of view, to Pinnacle.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company ● 787 Seventh Avenue, 5th Floor ● New York, NY 10019

Annex C

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

January 22, 2017

Board of Directors

BNC Bancorp

3980 Premier Drive, Suite 210

High Point, NC 27265

Ladies and Gentlemen:

BNC Bancorp (the “Target”), Pinnacle Financial Partners, Inc. (“Parent”) and Blue Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub will, subject to the terms and conditions set forth in the Agreement, merge with and into Target with Target being the surviving corporation and, as soon as reasonably practicable thereafter, Parent shall cause the Target to be merged with and into Parent (the “Merger”). Pursuant to the terms of the Agreement, at the Effective Time, each share of common stock, no par value, of Target (“Target Common Stock”) issued and outstanding immediately prior to the Effective Time, except for certain shares of Target Common Stock as specified in the Agreement, will be converted into the right to receive 0.5235 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”). Capitalized terms used herein without definition have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Target Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated January 22, 2017; (ii) certain publicly available financial statements and other historical financial information of Target that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Parent that we deemed relevant; (iv) publicly available consensus mean analyst earnings per share estimates for Target for the years ending December 31, 2017 and December 31, 2018, as well as an estimated long-term annual earnings growth rate and dividends per share for Target for the years thereafter, as provided by the senior management of Target; (v) publicly available consensus mean analyst earnings per share estimates for Parent for the years ending December 31, 2017 and December 31, 2018, as well as an estimated long-term annual earnings growth rate and dividends per share for Parent for the years thereafter, as provided by the senior management of Parent; (vi) the pro forma financial impact of the Merger on Parent based on certain assumptions relating to purchase accounting adjustments, cost savings, transaction expenses and the anticipated regulatory impact of the Merger on Parent, as well as the offer and sale by Parent of a certain amount of common stock in connection with the Merger, as provided by the senior management of Parent; (vii) the publicly reported historical price and trading activity for Target Common Stock and Parent Common Stock, including a comparison of certain stock market information for Target Common Stock and Parent Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for Target and Parent with similar institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Target the business, financial condition, results of operations and prospects of Target and held similar discussions with certain members of the senior management of Parent regarding the business, financial condition, results of operations and prospects of Parent.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Target or Parent or their respective representatives or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of Target and Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Target or Parent or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Target or Parent. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Target or Parent, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to Target or Parent. We have assumed, with your consent, that the respective allowances for loan losses for both Target and Parent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for Target for the years ending December 31, 2017 and December 31, 2018, as well as an estimated long-term annual earnings growth rate and dividends per share for Target for the years thereafter, as provided by the senior management of Target. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for Parent for the years ending December 31, 2017 and December 31, 2018, as well as an estimated long-term annual earnings growth rate and dividends per share for Parent for the years thereafter, as provided by the senior management of Parent. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings, transaction expenses and the anticipated regulatory impact of the Merger on Parent, as well as the offer and sale by Parent of a certain amount of common stock in connection with the Merger, as provided by the senior management of Parent. With respect to the foregoing information, the respective senior managements of Target and Parent confirmed to us that such information reflected (or, in the case of the publicly available consensus mean analyst earnings per share estimates referred to above, were consistent with) the best currently available estimates and judgments of those respective senior managements as to the future financial performance of Target and Parent, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Target or Parent since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Target and Parent will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, in all respects material to our analysis, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Target, Parent or the Merger or any related transaction, (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, and (iv) the Merger will qualify as a tax-free reorganization for federal income tax purposes. We express no opinion as to any of the legal, accounting or tax matters relating to the Merger or any other transactions contemplated by the Agreement.

C-2

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Target Common Stock or Parent Common Stock at any time or what the value of Parent Common Stock will be once it is actually received by the holders of Target Common Stock.

We have acted as Target’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. Target has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date of this opinion, Sandler O’Neill provided certain other investment banking services for Target for which Sandler O’Neill received customary fees and expense reimbursement. Most recently, Sandler O’Neill acted as co-lead manager in connection with Target’s public offering of common stock in July 2016 and acted as financial advisor to Target in connection with Target’s acquisition of Southcoast Financial Corporation, which transaction closed in June 2016. In addition, in the two years preceding the date of this opinion, Sandler O’Neill provided certain investment banking services to Parent and its affiliates for which Sandler O’Neill received customary fees and expense reimbursement. Most recently, Sandler O’Neill acted as financial advisor to Parent in connection with Parent’s acquisition of Avenue Financial Holdings, Inc., which transaction closed in July 2016, and Sandler O’Neill acted as book manager to Pinnacle Bank in connection with Pinnacle Bank’s public offering of subordinated debt in March 2016. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Target, Parent and their respective affiliates. We may also actively trade the equity and debt securities of Target, Parent and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Target in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Target as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Target Common Stock and does not address the underlying business decision of Target to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Target or the effect of any other transaction in which Target might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of Target or Parent, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to holders of Target Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

C-3

Annex D

January 22, 2017

Board of Directors

BNC Bancorp

3980 Premier Drive

Suite 210

High Point, NC 27265

Members of the Board:

BSP Securities, LLC (“BSP”), a wholly owned broker/dealer subsidiary of Banks Street Partners, LLC, understands that BNC Bancorp (“Target”), Pinnacle Financial Partners, Inc. (“Buyer”) and Blue Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Buyer, have proposed to enter into an Agreement and Plan of Merger, dated as of January 22, 2017 (the “Agreement”), pursuant to which Merger Sub will merge with and into Target with Target being the surviving corporation and, as soon as reasonably practicable thereafter, Buyer shall cause the Target to be merged with and into Buyer (the “Merger”). Capitalized terms not defined herein shall have the meaning assigned to such terms in the Agreement.

In accordance with the terms of the Agreement, each share of Target Common Stock issued and outstanding at the Effective Time, except for certain shares of Target Common Stock as specified in the Agreement, shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.5235 share of Buyer Common Stock (the “Exchange Ratio”).

Target has requested that BSP render its opinion (the “Opinion”) to Target’s Board of Directors, as to the fairness, from a financial point of view, of the Exchange Ratio to be received by the holders of Target Common Stock under the terms of the Agreement.

BSP, as part of its investment banking business, is regularly engaged in the valuation of banks, bank holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, private placements and valuations for corporate and other purposes. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of Target and will receive a fee for this Opinion. BSP will also receive compensation for other advisory services related to the Merger, a portion of which is contingent upon the consummation of the Merger. Target has also agreed to reimburse us for our reasonable out-of-pocket expenses and has agreed to indemnify us for certain liabilities arising out of our engagement by Target in connection with the Merger. During the past two years, BSP has provided advisory services to Target, for which it has received compensation.

For purposes of this Opinion and in connection with our review of the proposed Merger, we have, among other things:

1.	Reviewed the terms of the Agreement;

3290 Northside Parkway / Suite 800 / Atlanta, GA 30327 (404) 848-1571 (phone)

2.	Participated in discussions with Buyer’s management and Target’s management concerning their respective financial condition, asset quality and regulatory standing, capital position, historical and current earnings, management succession and Target’s and Buyer’s future financial performance;

3.	Reviewed Target’s recent filings with the Securities and Exchange Commission including its annual report on Form 10-K for the year ended December 31, 2015, as well as quarterly reports on Form 10-Q for the quarters ended September 30, 2016, June 30, 2016 and March 31, 2016;

4.	Reviewed Buyer’s recent filings with the Securities and Exchange Commission including its annual report on Form 10-K for the year ended December 31, 2015, as well as quarterly reports on Form 10-Q for the quarters ended September 30, 2016, June 30, 2016 and March 31, 2016;

5.	Reviewed historical trading activity of Target and analysts’ consensus estimates for Target’s future earnings, as well as the estimated cost savings and related transaction expenses expected to result from the Merger;

6.	Analyzed certain aspects of Target’s financial performance and condition and compared such financial performance with similar data of publicly-traded companies we deemed similar to the Target;

7.	Reviewed historical trading activity of Buyer and analysts’ consensus estimates for Buyer’s future earnings;

8.	Compared the proposed financial terms of the Merger with the financial terms of certain other recent merger and acquisition transactions, involving companies that we deemed to be relevant;

9.	Performed such other analyses and considered such other information, financial studies, and investigations and financial, economic and market criteria as we deemed relevant.

In giving our Opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Buyer and Target, and their representatives, and of the publicly available information for Buyer and Target that we reviewed. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheet of the Target at September 30, 2016 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We are not retained to, nor did we conduct a physical inspection of any of the properties or facilities of the Target, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of the Target, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated. No opinion is expressed as to whether any alternative transaction might be more favorable to holders of Target Common Stock, than the Merger.

With respect to analysts’ consensus estimates for future earnings of Target used by BSP in its analyses, management of Target confirmed to us that those estimates were consistent with the best currently available estimates and judgments of the future financial performance of Target. We assumed that the financial

3290 Northside Parkway / Suite 800 / Atlanta, GA 30327 (404) 848-1571 (phone)

performance reflected in all estimates used by us in our analyses would be achieved. We express no opinion as to such financial estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Target or Buyer since the date of the most recent financial statements made available to us, other than those changes which may have been provided by senior management of Target and Buyer. We have assumed in all respects material to our analyses that the Target and Buyer will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all material respects, that each party to the agreements will perform all of the covenants required to be performed by such party under the Agreement in all material respects and that the conditions precedent in the Agreement are not waived in any material respect.

BSP’s Opinion as expressed herein is limited to the fairness, from a financial point of view, of the Exchange Ratio to be paid by Buyer to holders of Target Common Stock in the Merger and does not address Target’s underlying business decision to proceed with the Merger. We have been retained on behalf of the Board of Directors of Target, and our opinion does not constitute a recommendation to any director of Target as to how such director should vote with respect to the Agreement. In rendering the opinion, we express no opinions in respect to the amount or nature of any compensation to any officers, directors, or employees of Target, or any class of such persons relative to the Exchange Ratio to be received by the holders of Target Common Stock in the Merger or with respect to the fairness of any such compensation.

Except as hereinafter provided, this Opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time, to any third party or in any manner or for any purpose whatsoever without our prior written consent; provided, however, BSP will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger. This letter is addressed and directed to the Board of Directors of Target in its consideration of the Merger and is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. This Opinion was approved by the Fairness Opinion Committee of BSP.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Exchange Ratio is fair to the holders of Target Common Stock, from a financial point of view.

Sincerely,

3290 Northside Parkway / Suite 800 / Atlanta, GA 30327 (404) 848-1571 (phone)

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Tennessee Business Corporation Act (“TCBA”) provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if: (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, the person reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, the person reasonably believed that the person’s conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe the person’s conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by the officer or director; or (c) such officer or director breached the officer’s or director’s duty of care to the corporation.

Pinnacle’s charter provides that it will indemnify its directors and officers to the maximum extent permitted by the TBCA. Pinnacle’s bylaws provide that it shall indemnify its directors and officers that are made a party to a proceeding because they were a director or officer of Pinnacle for reasonable expenses, judgments, fines, penalties and amounts paid in settlement (including attorneys’ fees) incurred in connection with the proceeding if he or she acted in a manner believed in good faith to be in or not opposed to Pinnacle’s best interests, and in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. In addition, Pinnacle’s bylaws provide that Pinnacle shall pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of final disposition of the proceeding if he or she furnishes Pinnacle with (1) a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct that would entitle him or her to indemnification and (2) a written statement that he or she will repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

Under Pinnacle’s bylaws, the termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative of whether the director or officer met the standard of conduct required in order for him or her to be entitled to indemnification. Pinnacle’s board of directors, shareholders or independent legal counsel determines whether the director or officer has met the applicable standard of conduct in each specific case.

Pinnacle’s charter and bylaws also provide that the indemnification rights contained therein do not exclude other indemnification rights to which a director or officer may be entitled under any bylaw, resolution or agreement, either specifically or in general terms approved by the affirmative vote of the holders of a majority of the shares entitled to vote. Pinnacle can also provide for greater indemnification than is provided for in the bylaws if Pinnacle chooses to do so, subject to approval by its shareholders and the limitations provided in its charter, as discussed in the subsequent paragraph.

Pinnacle’s charter eliminates, with exceptions, the potential personal liability of a director for monetary damages to Pinnacle and its shareholders for breach of a duty as a director. There is, however, no elimination of liability for:

•	a breach of the director’s duty of loyalty to Pinnacle or its shareholders;

•	an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law; or

•	any payment of a dividend or approval of a stock repurchase that is illegal under the TBCA.

Pinnacle’s charter does not eliminate or limit Pinnacle’s right or the right of its shareholders to seek injunctive or other equitable relief not involving monetary damages.

The indemnification provisions of Pinnacle’s bylaws specifically provide that Pinnacle may purchase and maintain insurance on behalf of any director or officer against any liability asserted against and incurred by him or her in his or her capacity as a director, officer, employee or agent whether or not Pinnacle would have had the power to indemnify him or her against such liability.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits. See the “Exhibit Index” which follows the signature pages to this joint proxy statement/prospectus and is herein incorporated by reference.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145I, the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) That every prospectus (i) that is filed pursuant to paragraph (6) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(10) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on April 13, 2017.

PINNACLE FINANCIAL PARTNERS, INC.

By:	/s/ Harold R. Carpenter
	Name:	Harold R. Carpenter
	Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signature	Title	Date

*	Chairman and Director	April 13, 2017
Robert A. McCabe, Jr.

*	President, Chief Executive Officer and Director (Principal Executive Officer)	April 13, 2017
M. Terry Turner

/s/ Harold R. Carpenter	Chief Financial Officer (Principal Financial and Accounting Officer)	April 13, 2017
Harold R. Carpenter

*	Vice Chairman and Director	April 13, 2017
Ronald L. Samuels

*	Director	April 13, 2017
H. Gordon Bone

*	Director	April 13, 2017
Charles E. Brock

*	Director	April 13, 2017
Renda J. Burkhart

*	Director	April 13, 2017
Gregory L. Burns

*	Director	April 13, 2017
Colleen Conway-Welch

*	Director	April 13, 2017
Marty G. Dickens

Signature	Title	Date

*	Director	April 13, 2017
Thomas C. Farnsworth, III

*	Director	April 13, 2017
Joseph C. Galante

*	Director	April 13, 2017
Glenda Baskin Glover

*	Director	April 13, 2017
William F. Hagerty, IV

*	Director	April 13, 2017
William Huddleston, IV

*	Director	April 13, 2017
David B. Ingram

*	Director	April 13, 2017
Ed C. Loughry, Jr.

*	Director	April 13, 2017
Gary L. Scott

*	Director	April 13, 2017
Reese L. Smith, III

*By:	/s/ Harold R. Carpenter
Attorney-in-fact
April 13, 2017

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of January 22, 2017, by and among Pinnacle Financial Partners, Inc., BNC Bancorp and Blue Merger Sub, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this Registration Statement).†

3.1	Amended and Restated Charter of Pinnacle Financial Partners, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Pinnacle Financial Partners, Inc.’s Current Report on Form 8-K, as filed with the SEC on April 27, 2015).

3.2	Bylaws of Pinnacle Financial Partners, Inc., as amended (incorporated herein by reference to Exhibit 3.2 to Pinnacle Financial Partners, Inc.’s Current Report on Form 8-K, as filed with the SEC on April 27, 2015).

5.1	Opinion of Bass, Berry & Sims PLC regarding the legality of the securities being registered.*

8.1	Opinion of Bass, Berry & Sims PLC regarding certain tax matters.**

8.2	Opinion of Troutman Sanders LLP regarding certain tax matters.**

21.1	Subsidiaries of Pinnacle Financial Partners, Inc.*

23.1	Consent of Crowe Horwath LLP, independent registered public accounting firm to Pinnacle Financial Partners, Inc.**

23.2	Consent of KPMG LLP, independent registered public accounting firm to Pinnacle Financial Partners, Inc.**

23.3	Consent of Cherry Bekaert LLP, independent registered public accounting firm to BNC Bancorp.**

23.4	Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1).*

23.5	Consent of Bass, Berry & Sims PLC (included in Exhibit 8.1).**

23.6	Consent of Troutman Sanders LLP (included in Exhibit 8.2).**

24.1	Power of Attorney (included on the signature page to this registration statement).*

99.1	Consent of Keefe, Bruyette & Woods, Inc.**

99.2	Consent of Sandler O’Neill & Partners, L.P.**

99.3	Consent of BSP Securities, LLC.**

99.4	Form of proxy card for special meeting of shareholders of Pinnacle Financial Partners, Inc.***

99.5	Form of proxy card for special meeting of shareholders of BNC Bancorp.***

99.6	Consent of Richard D. Callicutt II.*

99.7	Consent of Abney S. Boxley III.*

99.8	Consent of Thomas R. Sloan.*

99.9	Consent of G. Kennedy Thompson.*

†	Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrants hereby undertake to furnish supplementally copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.
*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.